05013690

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME XS Cargo Income Fund

*CURRENT ADDRESS 15423 - 131 Avenue
Edmonton, Alberta
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 23 2006
THOMSON
FINANCIAL

FILE NO. 82- 34949 FISCAL YEAR

- Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY:

DAT : 2/21/06

NEWS RELEASE **APRIL 11, 2005**

Not for distribution to U.S. newswire services or for dissemination in the United States

XS CARGO INCOME FUND FILES PRELIMINARY PROSPECTUS

Edmonton, Alberta - XS Cargo Income Fund (the "Fund") is pleased to announce that the Fund has filed a preliminary prospectus with the securities regulatory authorities in each of the provinces of Canada in connection with a proposed initial public offering of trust units of the Fund. After the closing of the offering, the Fund will hold approximately 51% of XS Cargo Limited Partnership ("XS Cargo LP"), which will acquire, own and operate the 19 stores operating under the name XS Cargo. XS Cargo has been in operation since 1996 when it opened its first broadline closeout retail store in Edmonton, Alberta.

Upon completion of the offering and related transactions, XS Cargo LP will be one of the largest broadline closeout retailers in Canada and will own and operate 19 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba and Ontario, with an additional 5 stores to be opened by the end of June 2005.

The underwriting syndicate for the offering is led by CIBC World Markets Inc. and includes RBC Capital Markets, National Bank Financial Inc., Canaccord Capital Corporation and Sprott Securities Inc.

A copy of the Fund's preliminary prospectus is available on SEDAR (www.sedar.com).

The securities offered have not been, and will not be, registered under the *United States Securities Act of 1933*, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirement of such Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

For further information, please contact:

Michael McKenna
President and Chief Executive Officer,
XS Cargo Income Fund
(780) 413-4296

Jeff Rootman
Vice-President, Finance and Chief Financial Officer,
XS Cargo Income Fund
(780) 413-4296

NEWS RELEASE **MAY 9, 2005**

Not for distribution to U.S. newswire services or for dissemination in the United States.

XS CARGO INCOME FUND FILES FINAL PROSPECTUS FOR $61 MILLION IPO

Edmonton, Alberta - XS Cargo Income Fund (the "Fund") is pleased to announce that the Fund has filed a final prospectus with the securities regulatory authorities in each of the provinces of Canada in connection with the Fund's initial public offering. The Fund will issue 6,106,000 trust units at $10.00 per unit for gross proceeds of $61,060,000. After the closing of the offering, the Fund will hold approximately 51% of XS Cargo Limited Partnership ("XS Cargo LP"), which will acquire, own and operate the 21 stores operating under the name XS Cargo. XS Cargo has been in operation since 1996 when it opened its first broadline closeout retail store in Edmonton, Alberta. Closing is scheduled for May 17, 2005.

Upon completion of the offering and related transactions, XS Cargo LP will be one of the largest broadline closeout retailers in Canada and will own and operate 21 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba and Ontario, with an additional 3 stores to be opened by the end of June 2005.

The Fund intends to make monthly distributions of its distributable cash, estimated at $1.125 per trust unit annually. The first distribution to unitholders is expected to be July 15, 2005, for the period from closing to June 30, 2005, and is estimated to be $0.1387 per unit. The Toronto Stock Exchange (the "TSE") has conditionally approved the listing of the trust units under the symbol "XSC.UN", subject to the Fund satisfying the customary requirements of the TSE.

The underwriting syndicate for the offering is led by CIBC World Markets Inc. and includes RBC Capital Markets, National Bank Financial Inc., Canaccord Capital Corporation and Sprott Securities Inc.

A copy of the Fund's final prospectus is available on SEDAR (www.sedar.com).

The securities offered have not been, and will not be, registered under the *United States Securities Act of 1933*, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirement of such Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

For further information, please contact:

Michael McKenna
President and Chief Executive Officer,
XS Cargo Income Fund
(780) 413-4296

Jeff Rootman
Vice-President, Finance and Chief Financial Officer,
XS Cargo Income Fund
(780) 413-4296

NEWS RELEASE **MAY 17, 2005**

Not for distribution to U.S. newswire services or for dissemination in the United States.

FAMOUS BRANDS (EDMONTON) INC. ACQUIRES INTEREST IN XS CARGO INCOME FUND

Edmonton, Alberta –Famous Brands (Edmonton) Inc. ("**Famous Brands**") announces that in connection with the closing of the initial public offering (the "**Offering**") of trust units ("**Units**") of XS Cargo Income Fund (the "**Fund**"), Famous Brands acquired ownership of (i) 3,471,970 exchangeable limited partnership units ("**Exchangeable LP Units**") of XS Cargo Limited Partnership ("**XS Cargo LP**"), and (ii) 2,394,480 subordinated limited partnership units ("**Subordinated LP Units**") of XS Cargo LP. Famous Brands is controlled by Michael McKenna, a director and the President and Chief Executive Officer of XS Cargo GP Inc., the general partner of XS Cargo LP.

Exchangeable LP Units are exchangeable on a one-for-one basis for Units of the Fund. Subordinated LP Units are automatically convertible on a one-for-one basis into Exchangeable LP Units upon the satisfaction of certain conditions and in certain circumstances. The Exchangeable LP Units owned by Famous Brands and those that would be owned on the conversion of the Subordinated LP Units owned by Famous Brands are exchangeable into an aggregate of 5,866,450 Units, representing approximately 49% of the outstanding Units of the Fund on a fully diluted basis.

The Exchangeable LP Units and Subordinated LP Units were issued from XS Cargo LP's treasury pursuant to a private agreement as part of the creation of the Fund and for the purpose of the Offering. Units issued pursuant to the Offering are listed on The Toronto Stock Exchange (the "**TSX**"). In addition, the Units issuable upon exchange of the Exchangeable LP Units and those which would be received on the conversion and subsequent exchange of the Subordinated LP Units have been reserved for listing on the TSX. Famous Brands acquired the Exchangeable LP Units and Subordinated LP Units as partial consideration for transferring its interests in a number of broadline closeout retail stores and related assets to XS Cargo LP.

Each of Famous Brands and Mr. McKenna may in the future take such actions in respect of its holdings as it may deem appropriate in light of the circumstances then existing, including the purchase of additional Units or other securities of the Fund through open market purchases or privately negotiated transactions, or the sale of all or a portion of its holdings in the open market or in privately negotiated transactions to one or more purchasers.

For further information, please contact:

Michael McKenna
Famous Brands (Edmonton) Inc.
11730 – 163 Street
Edmonton, AB T5M 3W3
(780) 413-4296

NEWS RELEASE **MAY 17, 2005**

Not for distribution to U.S. newswire services or for dissemination in the United States.

XS CARGO INCOME FUND COMPLETES $61 MILLION IPO

Edmonton, Alberta - XS Cargo Income Fund (the "Fund") is pleased to announce the successful completion of its initial public offering. The Fund issued 6,106,000 trust units at $10.00 per unit for gross proceeds of $61,060,000. At closing, the Fund acquired a 51% limited partnership interest in XS Cargo Limited Partnership ("XS Cargo LP") and XS Cargo LP used the funds from the offering and borrowings under its credit facility to acquire the broadline closeout retail business carried on by Famous Brands (Edmonton) Inc. ("FBEI"). The remaining 49% interest in XS Cargo LP is held by FBEI, which is controlled by founder, Michael McKenna, who continues as President and Chief Executive Officer of XS Cargo GP Inc., the general partner of XS Cargo LP.

XS Cargo LP is now one of the largest broadline closeout retailers in Canada. It owns and operates 21 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba and Ontario, with an additional 3 stores to be opened by the end of June 2005.

The Fund intends to make monthly distributions of its distributable cash, estimated at $1.125 per trust unit annually. The first distribution to unitholders is expected to be made on July 15, 2005, for the period from May 17 to June 30, 2005, and is estimated to be $0.1387 per unit. Subsequent regular distributions in the amount of $0.09375 per trust unit are expected to be made in each month thereafter on the 15th day of the month to unitholders of record on the last business day of the preceding month, commencing on or about August 15, 2005. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "XSC.UN". Additional information about the Fund and this transaction is available at www.sedar.com.

The underwriting syndicate for the offering was led by CIBC World Markets Inc. and included RBC Capital Markets, National Bank Financial Inc., Canaccord Capital Corporation and Sprott Securities Inc.

The securities offered have not been, and will not be, registered under the *United States Securities Act of 1933*, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirement of such Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

For further information, please contact:

Michael McKenna
President and Chief Executive Officer,
XS Cargo Income Fund
(780) 413-4296

Jeff Rootman
Vice-President, Finance and Chief Financial Officer,
XS Cargo Income Fund
(780) 413-4296

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
XS Cargo Income Fund announces initial July cash distribution

EDMONTON, July 21 /CNW/ - XS Cargo Income Fund (the "Fund") (TSX: "XSC.UN") announced today a cash distribution of $0.09375 per trust unit for the month of July, 2005. The distribution will be paid on August 15, 2005 to holders of record of trust units on July 31, 2005.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

The Fund is an open-ended trust that holds, indirectly, a 51% interest in XS Cargo Limited Partnership ("XS Cargo LP"). XS Cargo LP is one of the largest broadline closeout retailers in Canada with 23 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba and Ontario. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "XSC.UN".

Additional information about XS Cargo Income Fund is available at www.sedar.com and the Fund's website at www.xscargo.com.

%SEDAR: 00021997E

/For further information: please contact: Michael McKenna, President and Chief Executive Officer, XS Cargo Income Fund, (780) 413-4296; Jeff Rootman, Vice-President, Finance and Chief Financial Officer, XS Cargo Income Fund, (780) 413-4296/

(XSC.UN.)

CO: XS Cargo Income Fund

CNW 18:44e 21-JUL-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
XS Cargo Income Fund Initial Reporting Period Results Conference Call and Webcast

EDMONTON, Aug. 8 /CNW/ - XS Cargo Income Fund will host a conference call and audio webcast for analysts, investors and media on Thursday, August 11, 2005 at 10:30 a.m. ET. Michael McKenna, President and Chief Executive Officer and Jeff Rootman, Vice-President and Chief Financial Officer will discuss the details of the initial reporting period financial results, which will be released prior to markets opening on August 11, 2005.

To participate in the conference call, please dial (866) 249-5221 at least 10 minutes ahead of time. A replay of the conference call will be available approximately two hours after the event until midnight ET, August 18, 2005. To listen to the audio replay, call (416) 640-1917 in the Toronto area or toll free (877) 289-8525 (passcode: 21133638 followed by the number sign).

The simultaneous webcast of the event will be available at: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1207140 or on the investor relations page of the www.xscargo.com website.

The Fund is an open-ended trust that holds, indirectly, a 51% interest in XS Cargo Limited Partnership ("XS Cargo LP"). XS Cargo LP is one of the largest broadline closeout retailers in Canada with 23 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba and Ontario. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "XSC.UN".

%SEDAR: 00021997E

/For further information: Jeff Rootman, Vice-President and Chief Financial Officer, XS Cargo Income Fund, (780) 413-4296, jeff.rootman(at)xscargo.com/
(XSC.UN.)

CO: XS Cargo Income Fund

CNW 14:27e 08-AUG-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
XS Cargo Income Fund Reports Results for its Initial Reporting Period

EDMONTON, Aug. 11 /CNW/ - XS Cargo Income Fund (the "Fund") (TSX: XSC.UN) announced its results for its initial reporting period which included results of operations from May 17, 2005 to June 30, 2005. The Fund reported earnings before non-controlling interest of $1,466,724 or $0.122 per unit outstanding as of June 30, 2005. The business had combined sales for the second quarter of $22,675,993 compared to sales $16,238,817 for the second quarter of 2004, an increase of 40%. Gross margin for the second quarter was $8,468,982 compared to gross margin of $5,913,631 for the second quarter of 2004, an increase of 43%. The Fund indirectly acquired the business from Famous Brands (Edmonton) Inc. (the "Vendor") on May 17, 2005 so the combined sales and gross margin figures include the operations of the Fund combined with those of the Vendor for the second quarter of 2005, compared to the operations of the Vendor for the second quarter of 2004.

Distributable cash for the Fund's initial period of business operations from May 17, 2005 to June 30, 2005 was $0.1475 per unit and the Fund declared cash distributions of $0.1387 per unit.

Michael McKenna, President and Chief Executive Officer of the Fund stated, "We are very pleased that, in spite of the seasonal nature of our business, our current distributable cash exceeds our cash distributions. Although our cash distributions are made evenly throughout the year, historically 40% of our annual distributable cash has been generated in the fourth quarter. Our growth in sales and distributable cash reflects the positive results of our cross-Canada expansion strategy, which included four new store openings in the second quarter. We also opened a new distribution centre in Mississauga, Ontario which has positioned us well for continued expansion in Ontario and Eastern Canada."

About XS Cargo Income Fund

The Fund is an open-ended trust that holds, indirectly, a 51% interest in XS Cargo Limited Partnership ("XS Cargo LP"). XS Cargo LP is one of the largest broadline closeout retailers in Canada with 23 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba and Ontario. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "XSC.UN".

Additional information about XS Cargo Income Fund is available at www.sedar.com and the Fund's website at www.xscargo.com.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited consolidated interim financial statements and accompanying notes (the "Interim Financial Statements") of XS Cargo Income Fund (the "Fund") for the initial period from April 6, 2005 to June 30, 2005, which includes business operations from May 17, 2005 to June 30, 2005. Results are reported in Canadian dollars unless otherwise stated and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain dollar amounts have been rounded to the nearest thousand dollars, while other amounts have been rounded to the nearest hundred thousand dollars. References to the notes are to the notes of the Interim Financial Statements of the Fund unless otherwise stated.

This MD&A is dated August 11, 2005.

OVERVIEW OF THE FUND

Issuance of Fund Units and Acquisition

XS Cargo Income Fund is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to a Declaration of Trust dated April 6, 2005. The Fund has been created to invest in the broadline closeout retail business, through an indirect acquisition of the controlling interest of XS Cargo Limited Partnership ("XS Cargo LP") and its general partner ("GP") (collectively "XS Cargo"), and such other investments as the Trustees may determine.

The Fund commenced business operations on May 17, 2005, when it completed an initial public offering (the "IPO") of 6,106,000 trust units ("Fund Units"), at a price of $10 per unit, for aggregate gross proceeds of $61,060,000. Concurrent with the closing of the IPO, the Fund acquired a 51% indirect interest in XS Cargo LP (note 3) and XS Cargo LP acquired the net assets (the "Acquired Business") of Famous Brands (Edmonton) Inc. (the "Vendor").

The acquisition of the Fund's interest in the Acquired Business has been accounted for using the purchase method.

The purchase has been allocated to the assets acquired and liabilities assumed, as follows:

<<

Property and equipment	2,373,558
Goodwill	102,440,975
Intangible assets	8,655,000
	113,469,533
Net working capital	16,561,367
	130,060,900
Consideration, being cash from IPO and new credit facilities	71,396,400
XS Cargo LP Exchangeable LP Units	34,719,700
XS Cargo LP Subordinated LP Units	23,944,800
Total consideration	130,060,900

The Fund is in the process of finalizing its estimate of the costs of issuance and the fair value of assets acquired and the liabilities assumed. Working capital amounts as at May 17, 2005 have been estimated and, pursuant to the purchase agreement with the Vendor, the purchase price will be adjusted to reflect the actual amount of working capital purchased when it is determined. The Fund expects to complete this process by December 31, 2005.

The Fund Units trade on the Toronto Stock Exchange under the symbol XSC.UN.

Non-GAAP Measures

References to "EBITDA" are to earnings before interest, income taxes, depreciation and amortization and references to "distributable cash" are to

cash available for distribution to Unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, EBITDA is a useful supplemental measure of performance and cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes. Specifically, management believes that EBITDA is the appropriate measure from which to make adjustments to determine the distributable cash of the Fund. Distributable cash of the Fund is a measure generally used by open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by the Fund relative to the price of the Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist prospective investors in assessing an investment in the Fund.

Earnings from operations for disclosure under "Combined Second Quarter Operating Results" has been calculated as described below. In the case of the Fund, earnings from operations have been derived by adding interest expense, amortization of property and equipment and intangible assets, unit-based compensation and non-controlling interest to net earnings for the period. In the case of the Vendor, earnings from operations have been derived by adding amortization expense, employee profit sharing plan contributions, interest expense, and income tax expense to net earnings (loss) for the period.

EBITDA, distributable cash and earnings from operations are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Investors are cautioned that EBITDA, distributable cash and earnings from operations should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's methods of calculating EBITDA, distributable cash and earnings from operations may differ from the methods used by other issuers may not be comparable to similar measures presented by other issuers.

Basis of Management's Discussion and Analysis

The Fund was established on April 6, 2005 and acquired, indirectly, the Acquired Business on May 17, 2005. Accordingly, the Fund's initial reporting period only includes business operations from May 17, 2005 to June 30, 2005.

To provide more meaningful information, the following MD&A refers to the combined operating results of the Fund and the Vendor for the three months ended June 30, 2005. The combined second quarter operating results are compared to the Vendor's results of operations for the three months ended June 30, 2004 (See "Non-GAAP Measures").

It is management's view that employee profit sharing plan contributions incurred by the Vendor are not relevant when compared to the Fund because of differences between the structure and policies of the Fund to those of the Vendor

The Business of the Fund

XS Cargo LP operates 23 closeout retail stores in Alberta, British Columbia, Manitoba, Saskatchewan and Ontario.

Operating Highlights

The second quarter of 2005 was a period of significant growth and milestones for the business of XS Cargo. The opening of a new distribution centre in Mississauga, Ontario effectively doubled XS Cargo's distribution infrastructure. Previously, all of XS Cargo's stores were supplied from its Edmonton based distribution facilities. The addition of an eastern distribution centre was a critical step for XS Cargo's continued expansion plans in Ontario and will make expansion into the Maritime Provinces feasible.

Although the Mississauga distribution centre has only been open for a short time, it has already allowed XS Cargo to distribute merchandise to all of its stores each week, as opposed to the two-week distribution cycle used previously.

Other than the costs of the products themselves, freight is XS Cargo's most significant cost. Distributing merchandise to the Ontario stores from the eastern distribution centre is expected to reduce freight costs as a percentage of sales, however, net savings are not expected to be realized until the third or fourth quarter due to the additional operating costs of the distribution centre.

In addition to completing the IPO and opening the distribution centre, XS Cargo opened four new retail stores during the quarter in Hamilton, Kingston, Calgary and Lethbridge. All of the new store grand openings were successful and the stores are contributing positively to gross margin, net earnings and cash flow from operations.

Distributable Cash and Cash Distributions

The Fund's policy is to distribute annually to unitholders available cash from operations after cash required for capital expenditures, working capital reserve and other reserves considered advisable by the Trustees of the Fund. The policy allows the Fund to make stable monthly distributions to its unitholders based on its estimate of distributable cash for the year. The Fund pays cash distributions on or about the 15th of the month to unitholders of record on the last business day of the previous month.

The following table summarizes the distributions for the period:

		Fund Units		Exchangeable LP Units and Subordinated LP Units		Total	
Record Date	Payment Date	Declared $	Paid $	Declared $	Paid $	Declared $	Paid $
June 21, 2005	July 15, 2005	846,902	-	815,304	-	1,662,206	-

Distributions are paid on Fund Units, XS Cargo LP Exchangeable LP Units and XS Cargo LP Subordinated LP Units. As of June 30, 2005 the following number of units were outstanding:

Fund Units (Note 9)	6,106,000
XS Cargo LP Exchangeable LP Units (Note 10)	3,478,914
XS Cargo LP Subordinated LP Units (Note 10)	2,399,269
	11,984,183

During the period the Fund approved distributions of $0.1387 per Fund Unit to unitholders. The distributions in the current period were funded from cash-flow generated from operations since the Fund's inception. Distributions during the period were consistent with the distributions contemplated in the Fund's final prospectus dated May 6, 2005 (available on www.sedar.com.) Subsequent to the initial distribution for the period from May 17, 2005 to June 30, 2005, the Fund currently anticipates making equal monthly

distributions of $0.09375 per Fund Unit, or $1.125 per Fund Unit on an annual basis.

It is the Fund's policy to review the monthly distributions on at least a quarterly basis.

Distributable Cash per Unit (Fund Units, XS Cargo LP Exchangeable LP Units, XS Cargo LP Subordinated LP Units)

	May 17, 2005 to June 30, 2005
Earnings before non-controlling interest	1,466,724
Add: Amortization of property and equipment	60,030
Add: Amortization of intangible assets	149,000
Add: Interest expense	85,676
EBITDA	1,761,430
Add: Stock based compensation	117,330
Less: Interest paid	(85,676)
Less: Purchase of property and equipment	(25,281)
Distributable cash	1,767,803
Average Units outstanding during the period	11,984,183
Distributable cash per Unit	0.1475
Distributions declared	1,662,206
Distributions declared per Unit	0.1387

For the period from May 17, 2005 to June 30, 2005, the Fund had distributable cash per unit of $0.1475. Basic and diluted earnings per unit for the period were $0.122 per unit.

Unitholders' Equity and Non-controlling Interest

The following table outlines the Fund Units and non-controlling interest outstanding as of June 30, 2005.

	Units	Issue Costs	Unit-holders' Equity	Non-controlling Interest
Fund Units	6,106,000	4,663,600	56,396,400	-
Special Voting Units	5,878,183	-	-	-
Non-controlling Interest	5,878,183	-	-	58,685,954

SELECTED FINANCIAL INFORMATION AND RESULTS FROM OPERATIONS

Combined Second Quarter Operating Results

The following table shows the unaudited results of the Fund combined with the unaudited results of the Vendor for the Second Quarter of 2005 compared to the Vendor's Second Quarter of 2004. Combined sales, cost of sales and administrative and operating expenses have been derived from the unaudited financial statements of the Vendor and the unaudited interim consolidated financial statements of the Fund. The sales, cost of sales, and administrative

and operating expenses for the period from April 1, 2004 to June 30, 2004 have been derived from the financial statements of the Vendor and are presented for comparative purposes. The results of operations for these periods are not necessarily indicative of the results of operations to be expected in any given period.

	Fund May 17 to June 30, 2005	Vendor April 1 to May 16, 2005	Combined Fund and Vendor 2nd Quarter 2005	Vendor 2nd Quarter 2004	Change Q2 2005 to Q2 2004
Sales	11,755,952	10,920,041	22,675,993	16,238,817	6,437,176
Cost of Sales	7,328,286	6,878,725	14,207,011	10,325,186	3,881,825
Gross Margin	4,427,666	4,041,316	8,468,982	5,913,631	2,555,351
Administrative and Operating Expenses(x)	2,546,602	2,342,555	4,889,157	2,886,002	2,003,155
Earnings from Operations, as defined(x)	1,881,064	1,698,761	3,579,825	3,027,629	552,196

(x) Earnings from operations have been calculated as described under "Non-GAAP Measures" above. For purposes of this table, administrative and operating expenses exclude the expenses outlined in the calculation of Earnings from Operations as described under "Non-GAAP Measures".

Second Quarter Sales

Second Quarter sales increased by $6.4 million from $16.2 million to $22.7, an increase of 39.5%. The increase in sales was attributable to seven new stores that were open in the Second Quarter of 2005 that were not open in 2004. The new stores contributed a combined $6.7 million in sales, however, three of those stores (Edmonton, Calgary and Brampton) were opened in close proximity to existing stores, which caused a slight decrease in same store sales of $0.3 million. Excluding the four existing stores that experienced cannibalization from new stores with overlapping trading areas, same store sales increased by 1.6% over the second quarter of 2004. The new stores in Edmonton, Calgary and Brampton were accretive to sales in their relative markets during the quarter, contributing over $1.5 million of sales in excess of the decrease in existing stores.

Second Quarter Cost of Sales and Gross Margin

Cost of sales increased by $3.9 million from $10.3 million to $14.2 million, an increase of 37.9%, primarily as a result of new store openings.

Gross margin increased by $2.6 million from $5.9 million to $8.5 million, an increase of 43.2%. Of the increase in gross margin, $2.4 million was attributable to seven additional stores in 2005 compared to 2004 and the remaining $0.2 million was the result of an increase in gross margin percentage from 36.4% to 37.4%. The increase in gross margin percentage is the result of XS Cargo's continued ability to improve product selection with higher margin items.

Combined Administrative and Operating Expenses

Administrative and operating expenses increased by approximately $2.0 million from $2.9 million to $4.9 million. The increase is primarily the result of increases in rent ($0.4 million increase), wages ($0.6 million increase) and advertising ($0.6 million increase). Most of the increase in these expenses was the result of new store openings. During the period, an eastern distribution centre was opened in Mississauga, Ontario. XS Cargo incurred additional administrative and operating costs of $0.2 million in connection with the new distribution centre during the period, but freight savings associated with distributing products to the Ontario stores from an eastern distribution centre are not expected to be realized until the third or fourth quarter of 2005.

Fund Initial Reporting Period Net Earnings

For the period from May 17, 2005 to June 30, 2005, the Fund experienced net earnings of $747,296, or $0.122 per unit on a basic and diluted basis.

Financial Position

The following are the significant assets, liabilities and equity of the Fund as at June 30, 2005:

	June 30, 2005
Cash	5,950,883
Current assets	22,050,463
Total assets	135,336,247
Current liabilities excluding term loan	5,266,498
Term loan, due May 2006	15,000,000
Non-controlling interest	58,685,954
Unitholders' equity	56,396,400

LIQUIDITY AND CAPITAL RESOURCES

Distributable Cash and Cash Distributions

The Fund's policy is to make stable monthly distributions to its Unitholders based on its estimate of distributable cash for the year. It has a policy to pay cash distributions on or about the 15th of each month to Unitholders of record on the last business day of the previous month.

During the period, the Fund declared distributions of $0.1387 per Fund Unit to Unitholders, $846,902 in total.

Credit Facilities

In May 2005 the Fund established credit facilities with a Canadian chartered bank. These credit facilities consisted of a $7.5 million demand revolving operating loan and a $15 million committed non-revolving term loan. On May 17, 2005 the Fund drew $15 million on the term loan in connection with the acquisition. No amounts have been drawn on the operating loan.

Capital Expenditures

From May 17, 2005 to June 30, 2005 the Fund incurred capital expenditures of $25,281 funded by cash generated from operations. As at June 30, 2005 the

Fund does not have significant capital expenditure commitments and intends to continue to finance its capital expenditures with cash generated from operations.

Interest Rate Risk and Sensitivity

The Fund is not significantly impacted by interest rate changes. The Fund's long-term debt bears interest with floating rates based on the bank's prime rate, thus exposing the Fund to interest rate fluctuations. A 1.0% increase in interest rates would have an impact of $150,000 annually ($18,750 for the period from May 17, 2005 to June 30, 2005) on distributable cash based on $15 million of debt outstanding.

Contractual Obligations

The table below sets forth the contractual obligations of the Fund as of June 30, 2005, due in the years indicated, which related to various premises operating leases and the $15,000,000 term loan that matures on May 17, 2006, but may be extended with approval of the lender until 2008.

	Total	2005	2006	2007
Operating leases	14,679,664	1,400,866	2,909,793	2,388,045
Term loan	15,000,000	15,000,000	-	-
Total	29,679,664	16,400,866	2,909,793	2,388,045

	2008	2009 and thereafter
Operating leases	2,141,382	5,839,578
Term loan	-	-
Total	2,141,382	5,839,578

Off-Balance Sheet Arrangements

The Fund has not entered into any off-balance sheet arrangements.

Critical Accounting Estimates

Because of the nature of the Fund's business and assets, management does not believe that there are critical accounting policies that rely on estimates.

Changes in Accounting Policies

Management is not aware of any recent accounting pronouncements or developments that will affect the Fund's financial statements. Management will continue to monitor and assess the impact of accounting pronouncements on the financial statements of the Fund as they become available.

Financial Instruments

Due to the nature of its business, the Fund does not engage in activities or hold assets that would require the Fund to acquire financial instruments for hedging or speculative purposes. The financial instruments that are held by the Fund are held in the normal course of operations and as a result no significant accounting policies need to be adopted or assumptions made in reporting the Fund's financial instruments.

Transactions with Related Parties

Transactions with related parties include XS Cargo LP's purchase of the assets of the business from the Vendor. As of June 30, 2005, $724,675 was due to the Vendor. This amount arose as a result of difference between the estimated working capital that would be purchased by the Fund as of May 17, 2005 and the actual amount of working capital purchased as well as to reimburse the Vendor for issuance costs paid on the Fund's behalf.

Outlook

Management believes that operating results will continue to improve in the upcoming year due to new store openings, the realization of freight savings from the new distribution centre in Ontario and the consolidation of XS Cargo's existing Edmonton distribution and warehousing operations. Based on leases currently in place, XS Cargo plans to open new stores in Oshawa, Ontario and Victoria, British Columbia in the third quarter.

Additional Information

Additional information relating to the Fund is available on SEDAR (www.sedar.com) and on the Fund's website at www.xscargo.com.

RISK FACTORS

The Fund's results of operations, business prospects, financial condition, cash distributions to unitholders and the trading price of the Fund's units are subject to a number of risks. These risk factors include: the ability to maintain profitability and manage growth; the ability to expand through new store openings; the ability to source products in adequate quantities and on acceptable terms; changes in trends and consumer tastes; economic conditions and consumer spending; competition; reliance on centralized distribution centres; freight costs; ability to maintain comparable store sales; seasonality and fluctuations in quarterly results; reliance on management information systems; increase in the cost of, or disruption in the flow of, imported products; successful management of exposure to merchandise returns; foreign exchange fluctuations; costs and availability of insurance coverage; protection of intellectual property; reliance on key personnel; labour matters; absence of history as a public company; dependence on external funding sources; uncertainties arising from world events; and property taxes. For a discussion of these risks and other risks associated with an investment in Fund Units, see "Risk Factors" detailed in the Fund's final prospectus dated May 6, 2005 available at www.sedar.com.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements. All statements other than statements of historical fact contained in this MD&A are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, proposed store openings, budgets, litigation, projected costs and plans and objectives of or involving the Fund or XS Cargo LP. You can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These

forward-looking statements include statements with respect to the amount and timing of the payment of distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in the MD&A. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors".

The information contained in this MD&A, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and XS Cargo LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this MD&A are made as of the date of this MD&A and, except as required by law, the Fund assumes no obligation to update or revise them to reflect new events or circumstances.

XS Cargo Income Fund
Interim Consolidated Financial Statements
Unaudited
June 30, 2005

XS Cargo Income Fund
Consolidated Balance Sheet

	June 30, 2005 (Unaudited)
Assets	
Current	
Cash	5,950,883
Rebate and other receivables	62,000
Inventory	13,358,317
Deposits on inventory	2,232,602
Prepaid expenses and deposits	446,661
	22,050,463
Property and equipment (Note 4)	2,338,809
Intangible assets (Note 5)	8,506,000
Goodwill (Note 3)	102,440,975
	135,336,247
Liabilities	
Current	
Accounts payable and accrued liabilities	2,879,617
Due to Vendor (Note 6)	724,675

Distributions payable to unitholders (Note 9)	846,902
Distributions payable to non-controlling interest (Note 10)	815,304
	5,266,498
Term loan (Note 7)	15,000,000
	20,266,498
Unamortized lease inducements (Note 8)	87,001
	20,353,499
Non-controlling interest (Note 10)	58,685,954
	79,039,453
Unitholders' Equity	
Fund Units (Note 9)	56,396,400
Cumulative earnings	
Net earnings for the period	747,296
Distributions declared	(846,902)
	56,296,794
	135,336,247

XS Cargo Income Fund
Consolidated Statement of Earnings and Cumulative Earnings
For the period from April 6, 2005, including operations from
May 17, 2005 (date of commencement of business operations)
to June 30, 2005

	(Unaudited)
Sales	11,755,952
Cost of sales	7,328,286
Gross margin	4,427,666
Expenses	
Administrative and operating	2,663,932
Amortization of property and equipment	60,030
Amortization of intangible assets	149,000
	2,872,962

Earnings before the undernoted	1,554,704
Other expenses	
Interest on term loan	85,676
Foreign exchange loss	2,304
	87,980
Earnings before non-controlling interest	1,466,724
Non-controlling interest (Note 10)	719,428
Net earnings for the period	747,296
Basic and diluted earnings per unit (Note 16)	0.122

XS Cargo Income Fund
Consolidated Statement of Cash Flows
For the period from April 6, 2005, including operations from May 17, 2005 (date of commencement of business operations) to June 30, 2005

	(Unaudited)
Cash provided by (used for) the following activities	
Operating activities	
Net earnings for the period	747,296
Items not affecting cash	
Non-controlling interest	719,428
Amortization of property and equipment	60,030
Amortization of intangible assets	149,000
Unit-based compensation (Note 13)	117,330
Leasehold inducements received	87,001
	1,880,085
Net change in non-cash working capital	4,212,164
	6,092,249
Financing activities	
Repayment of amounts due to Vendor	(180,180)
Net proceeds from the issuance of Units	56,396,400

Proceeds from term loan	15,000,000
	71,216,220
Investing activities	
Purchases of property and equipment	(25,281)
Business acquisition - net of cash acquired (Note 3)	(71,332,305)
	(71,357,586)
Increase in cash and cash equivalents	5,950,883
Cash and cash equivalents, end of period	5,950,883

Supplementary cash flow information:

Interest paid	85,676

XS Cargo Income Fund
Notes to the Interim Consolidated Financial Statements
June 30, 2005
Unaudited

1. The Fund

XS Cargo Income Fund (the "Fund") is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust dated April 6, 2005. The Fund has been created to invest in the broadline closeout retail business, through an indirect acquisition of the controlling interest of XS Cargo Limited Partnership ("XS Cargo LP") and its general partner ("GP") (collectively "XS Cargo"), and such other investments as the Trustees may determine. Income tax obligations related to the distributions of the Fund are obligations of the Unitholder.

The Fund commenced business operations on May 17, 2005, when it completed an initial public offering (the "IPO") of 6,106,000 trust units ("Fund Units"), at a price of $10 per unit, for aggregate gross proceeds of $61,060,000. Concurrent with the closing of the IPO, the Fund acquired a 51% indirect interest in XS Cargo LP (note 3) and XS Cargo LP acquired the net assets (the "Acquired Business") of Famous Brands (Edmonton) Inc. (the "Vendor"). XS Cargo LP operates 23 closeout retail stores in Alberta, British Columbia, Manitoba, Saskatchewan and Ontario.

2. Accounting policies

These financial statements have been prepared in accordance with

Canadian generally accepted accounting principles for interim financial statements and may not include all necessary disclosures required by generally accepted accounting principles for annual financial statements. The financial statements include the following significant accounting policies:

Cash and cash equivalents

Cash and cash equivalents include balances with banks and short term investments with maturities of three months or less at acquisition.

Inventory

Inventory is valued at the lower of cost, determined using the average cost basis, and net realizable value.

Vendor volume rebate

The Fund receives a volume rebate from a particular vendor, which is accrued based on purchases from that vendor and included in rebate and other receivables. The portion of the rebate related to goods that the Fund has subsequently sold is recorded as a reduction of cost of sales and the portion related to goods that remain in inventory is recorded as a reduction of inventory costs.

Deposits on inventory

On certain purchases the Fund pays either a deposit or the balance in full prior to taking possession of the goods. Such payments are recorded as deposits on inventory until the Fund takes possession of the goods, at which time the balance is transferred to inventory.

Property and equipment

Property and equipment are recorded at cost. Amortization is provided using methods and rates intended to amortize the cost of assets over their estimated useful lives. The Fund will test its property and equipment for impairment when events and circumstances warrant such a review. Amortization rates are set forth below:

	Method	Rate
Leasehold improvements	straight line	Shorter of lease term and 5 years
Office, computer and mobile equipment	straight line	20 %
Signs	straight line	20 %

Goodwill

Goodwill represents the excess of the cost of an acquired business over the estimated fair value of the identifiable net assets acquired. Goodwill is not amortized, but is tested at least annually for impairment. The Fund analyzes its business as one reporting unit because all of the components of the reporting unit have similar economic characteristics. The Fund uses a discounted cash flow model to assess the fair value of the reporting unit annually. If the carrying value of the reporting unit exceeds its fair value, the fair value is allocated to the assets and liabilities of the reporting unit and the resulting difference between the carrying value and fair

value of goodwill is recorded as an impairment loss is reported in income of the current period.

Intangible assets

Intangible assets acquired at the time of the IPO represent management's estimate of the fair value of the XS Cargo brand name and trademark, supplier contract, technology, non-competition agreements and the value attributed to property leases at less than market rates. The intangible assets related to the brand name and trademark, supplier agreement and technology have indefinite lives and are not amortized. The intangible assets related to the non-competition agreements are amortized on a straight-line basis over the 3 year term of the agreements and the amount attributable to property leases is amortized over the remaining term of the lease. The Fund will assess the carrying value of the intangible assets when events or circumstances warrant such a review. An impairment loss is recorded when it is determined that the carrying amount of the assets is not recoverable and exceeds the fair value.

Future income taxes

The Fund complies with the Income Tax Act (Canada) to qualify as a mutual fund trust. A mutual fund trust is subject to tax in each taxation year on the amount of its income for the year, including the net realized taxable capital gains, less the portion thereof that it claims in respect of the amounts paid or payable to the unitholders for the year. The Fund intends to allocate all of its income and net realized capital gains, including those amounts derived from XS Cargo LP, so that the Fund will not generally be liable for income tax and as such, corporate income taxes have not been provided for the in the Fund.

Revenue recognition

Revenue from retail sales is recognized at the point of sale.

Lease inducements

Lease inducements are received from certain of the Fund's landlords, primarily in the form of rent-free periods. Lease inducements are recorded as a liability when received and are amortized as a reduction of rent expense over the terms of the related leases.

Foreign currency translation

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction dates. Carrying values of monetary assets and liabilities reflect the exchange rates at the balance sheet date. Translation gains and losses are included in current earnings.

Variable interest entities

The Fund has adopted new guidance issued by the Canadian Institute of Chartered Accountants relating to the consolidation of variable interest entities. Under this guidance, the Fund must identify entities in which it has a variable interest by either contract, ownership or other pecuniary interests. Where the Fund is the primary beneficiary of an entity in which it has a variable interest, that entity is consolidated. As disclosed in note 15, the Fund has a

variable interest in one company, but has determined that it is not the primary beneficiary of that entity.

Unit-based compensation

Under the terms of an employment agreement, XS Cargo LP may issue a maximum of 6,944 additional XS Cargo LP Exchangeable LP Units and 4,789 additional XS Cargo LP Subordinated LP Units per annum to the Fund's Chief Financial Officer as performance based compensation, on approval of the Chief Executive Officer and the Fund's Governance and Compensation Committee. Compensation expense, which is included in administrative and operating expenses, is measured at the estimated fair value of the units awarded on the grant date.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. For example, amortization is based on the estimated useful lives of property and equipment and inventory is recorded after an evaluation as to the net realizable value and is appropriately reduced if net realizable value is estimated to be below cost. As well, freight costs are allocated to inventory based on a percentage of the freight paid in the year in comparison to the total purchases made in the year. This percentage is then applied to the ending inventory balance.

These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

3. Issuance of Units and business acquisition

On May 17, 2005, the Fund completed the IPO for aggregate proceeds of $61,060,000. The cost of the issuance of Units was $4,663,600 resulting in net proceeds of $56,396,400. The Fund used the net proceeds from the IPO to acquire an indirect 51% interest in XS Cargo LP, represented by 6,106,000 Ordinary LP Units. XS Cargo LP combined these Funds with proceeds from new credit facilities (note7) to acquire 100% of the net business assets of the Vendor.

The acquisition of the Fund's interest in the Acquired Business has been accounted for using the purchase method and has been allocated to the assets acquired and liabilities assumed, as follows:

Property and equipment	2,373,558
Goodwill	102,440,975
Intangible assets	8,655,000
	113,469,533
Net working capital	16,591,367
	130,060,900

Consideration, being cash from IPO and new credit facilities	71,396,400
XS Cargo LP Exchangeable LP Units	34,719,700
XS Cargo LP Subordinated LP Units	23,944,800
Total consideration	130,060,900

Included in net working capital is cash acquired of $64,095.

The Fund is in the process of finalizing its estimate of the costs of issuance and the fair value of assets acquired and the liabilities assumed. Working capital amounts as at May 17, 2005 have been estimated and, pursuant to the purchase agreement with the Vendor, the purchase price will be adjusted to reflect the actual amount of working capital purchased when it is determined. The Fund expects to complete this process by December 31, 2005.

4. Property and equipment

	Cost	Accumulated Amortization	June 30, 2005 Net book value
Leasehold improvements	251,140	6,322	244,818
Office, computer and mobile equipment	2,010,516	50,258	1,960,258
Signs	137,183	3,450	133,733
	2,398,839	60,030	2,338,809

5. Intangible assets

	Cost	Accumulated Amortization	June 30, 2005 Net book value
Indefinite life			
Brand name and trademark	690,000	-	690,000
Supplier contract	3,385,000	-	3,385,000
Databases of sales and purchasing history	430,000	-	430,000
	4,505,000	-	4,505,000

Limited life			
Operating lease agreements	1,600,000	42,750	1,557,250
Non-competition agreements	2,550,000	106,250	2,443,750
	4,150,000	149,000	4,001,000
	8,655,000	149,000	8,506,000

6. Due to Vendor

The balance due to Vendor arose as a result of differences between the estimated working capital that would be purchased by the Fund as of May 17, 2005 and the actual amount of working capital purchased as well as amounts owing to reimburse the Vendor for issuance costs paid on the Fund's behalf. The actual amount of working capital is to be determined and the balance due to Vendor paid by December 31, 2005. The amount due to Vendor is not interest bearing.

7. Credit Facilities

Term Loan

Term loan consists of a committed $15,000,000 non-revolving term loan facility. The term loan is collateralized by a first charge on all present and after acquired personal property and an assignment of inventory. Interest on the term facility is charged at the lender's Canadian prime rate or U.S. base rate plus 0.25% to 0.75% or the banker's acceptance rate plus 1.75% to 2.25%, depending on the Fund's senior debt to EBITDA ratio. The credit facility includes limits on incurring additional indebtedness or granting encumbrances without the consent of the lender and is subject to the maintenance of senior debt to EBITDA, current assets to current liabilities and fixed charge coverage ratios and minimum equity.

The term loan was drawn in the form of prime rate loans on May 17, 2005 concurrent with the acquisition described in note 3. During the period, interest was charged at a rate of prime plus 0.25% and totaled $85,676. The term loan matures and the principal amount is due on May 17, 2006 and includes two options to renew for an additional year, with a maximum term to May 17, 2008 based on approval by the lender.

Operating Loan

The Fund has available under its credit facilities a $7,500,000 demand revolving loan. Under the terms of the credit facility agreement, the operating loan is collateralized along with the term loan as described above. Interest on the operating loan will vary between the lender's prime rate and the lender's prime rate plus 0.25% depending on the Fund's ratio of senior debt to EBITDA.

No amounts have been drawn on the operating loan during the period.

8. Unamortized lease inducements

	June 30, 2005
Cost	89,741
Accumulated amortization	(2,740)
	87,001

Lease inducements received are non cash transactions in the form of rent-free periods and, as such, have been added back as a non-cash item in operating activities on the statement of cash flows.

9. Unitholders' Equity

Fund Units

During the period, the following units were issued and are outstanding at the end of the period:

	Number of Units No.	Issue Costs $	Net Capital Contri-butions $
Fund Units	6,106,000	4,663,600	56,396,400
	6,106,000	4,663,600	56,396,400

An unlimited number of Fund Units may be created and issued pursuant to the Declaration of Trust. Each Fund Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding up of the Fund. All Fund Units have equal voting rights or privileges.

Distributions payable to Unitholders

Distributions to Unitholders are determined based on earnings before amortization, but reduced by capital expenditures. Distributions totaling $0.1387 per Fund Unit ($846,902) were declared by the Fund for the period ended June 30, 2005.

10. Non-controlling interest

	XS Cargo LP Exchange-able LP Units	XS Cargo LP Subordi-nated LP Units	Total

	No.	No.	No.
Issued on Closing of IPO (note 3)	3,471,970	2,394,480	5,866,450
Issued subsequent to IPO - unit-based compensation - (note 13)	6,944	4,789	11,733
	3,478,914	2,399,269	5,878,183
	$	$	$
Issued on Closing of IPO (note 3)	34,719,700	23,944,800	58,664,500
Issued subsequent to IPO - unit-based compensation - (note 13)	69,440	47,890	117,330
	34,789,140	23,992,690	58,781,830
Non-controlling interest - earnings	425,790	293,638	719,428
Distributions declared	(482,525)	(332,779)	(815,304)
	34,732,405	23,953,549	58,685,954

XS Cargo LP Exchangeable LP Units ("Exchangeable LP Units")

The Exchangeable LP Units issued by XS Cargo LP have economic and voting rights equivalent to the Fund Units (note 9), except in connection with the exchangeability terms as described below. They are exchangeable directly or indirectly, on a one-for-one basis for Fund Units at the option of the holder, under the terms of the Exchange Agreement. The Exchangeable LP Units are not required to be exchanged for Fund Units before transferring to third parties. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract No. 151.

Each Exchangeable LP Unit entitles the holder to receive distributions from XS Cargo LP pro rata with distributions made by XS Cargo LP on Fund Units.

XS Cargo LP Subordinated LP Units ("Subordinated LP Units")

The Subordinated LP Units have economic and voting rights equivalent to the Fund Units (note 9), except in connection with the subordination terms as described below. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract No. 151.

Distributions are to be made monthly on the Fund Units (note 9) and Exchangeable LP Units equal to $0.09375 per Unit to the extent cash is available to make cash distributions. Distributions on the Subordinated LP Units are subordinated and are made quarterly in an amount equal to the amount distributed on Fund Units and Exchangeable

LP Units and to the extent cash is available to make such distributions.

The Subordinated LP Units will be automatically exchanged for Exchangeable LP Units on a one-for-one basis and the subordination provisions will apply until the end of any fiscal year ending on or after December 31, 2006 if, for that fiscal year the Fund has earned EBITDA (earnings before interest, taxes, depreciation and amortization) of at least $14.432 million and the Fund has paid distributions of at least $1.125 per Fund Unit for such fiscal year.

Fund Special Voting Units

	Number No.	Amount $
Issued on Closing of IPO (note 3)	5,866,450	-
Issued subsequent to IPO - unit-based compensation - (note 13)	11,733	-
	5,878,183	-

Fund Special Voting Units are non-participating and are used solely for providing voting rights to persons holding Exchangeable LP Units and Subordinated LP Units. Fund Special Voting Units are not transferable separately from Exchangeable LP Units and Subordinated LP Units to which they relate. The Fund Special Voting Units are not entitled to any beneficial interest in any distribution from the Fund or in the net assets of the Fund in the event of a termination or winding up of the Fund. Each Fund Unit and Fund Special Voting Unit entitles the holder thereof to one vote at all meetings of the Unitholders.

If the Exchangeable LP Units or the Subordinated LP Units are purchased in accordance with the Exchange Agreement, a like number of Fund Special Voting Units will be redeemed by the Fund for a nominal amount. The Fund issued 5,866,450 Fund Special Voting Units relating to the 3,471,970 Exchangeable LP Units and 2,394,480 Subordinated LP units that were issued at the time of the IPO.

Distributions payable to non-controlling interest

Distributions to non-controlling interest are determined based on earnings, before amortization, but reduced by capital expenditures. Distributions totaling $0.1387 per Exchangeable LP Unit ($482,525) and Subordinated LP Unit ($332,779) were declared by the Fund for the period ended June 30, 2005.

11. Commitments

The Fund occupies the premises of its stores, warehouses and office under lease agreements requiring basic monthly rents for the periods indicated and in aggregate as follows:

Remaining 6 months ending December 31, 2005	
Years ending December 31,	1,400,866

2006	2,909,793
2007	2,388,045
2008	2,141,382
2009	1,904,740
2010	1,169,106
Thereafter	2,765,732
Total	14,679,664

In addition, as described in note 7, the principal balance on the Fund's committed term loan is due on May 17, 2006, but the Fund has two options to request a one-year extension, with a maximum term to May 17, 2008 based on approval of the lender.

12. Long-term incentive plan

The Fund has adopted a long-term incentive plan (the "Plan") to provide key senior management, officers and directors of the Fund with compensation opportunities that will enhance the ability of the Fund to attract, retain and motivate key personnel and reward these key employees for significant performance and associated per unit cash flow growth. Fund bonuses, in the form of the Units of the Fund, will be provided to eligible employees on an annual basis where the distributable cash of the Fund exceeds certain specified threshold amounts.

If the distributable cash flow per unit exceeds the base distribution, a percentage of the distributable cash (the participation rate) is contributed by the Fund into a long-term incentive pool. The funds in the pool are used to purchase units of the Fund in the open market, to be provided to eligible employees as bonus compensation. Threshold amounts and participation rates are as follows:

Excess percentage	Proportion of excess percentage paid to plan Trustee
5% or less	Nil
Greater than 5% and up to 10%	10% of any excess over 5%
Greater than 10% and up to 20%	10% of any excess over 5%, plus 20% of any excess over 10%
Greater than 20%	10% of any excess over 5%, plus 20% of any excess over 10%, plus 25% of any excess over 20%

No amounts have been accrued to the Plan during the period.

13. Unit-based compensation

Under the terms of the Acquisition Agreement between the Vendor and Fund, the Fund assumed certain obligations under an employment agreement with the Chief Financial Offer. Under the terms of that agreement, XS Cargo LP issued 6,944 XS Cargo Exchangeable Units and 4,789 Subordinated LP Units to the Chief Financial Officer following

the completion of the initial public offering. The unit-based award was recorded as administrative and operating costs in the amount of $117,330, the estimated fair value of the units on the grant date, and resulted in an increase in non-controlling interest.

14. Financial instruments

Foreign currency risk

The Fund purchases a significant amount of its inventory from suppliers in the United States. Consequently, the Fund's gross margin is exposed to foreign exchange fluctuations. This exposure is limited because the Fund does not enter into significant future purchase commitments, but wires funds in advance upon placing orders with United States suppliers.

Interest rate risk

The Fund's term loan, as described in note 7 bears interest with floating rates over prime or the appropriate bankers' acceptance rate, thus exposing the Fund to interest rate fluctuations.

Fair value of financial instruments

The Fund's financial instruments consist of cash, rebate and other receivables, accounts payable and accrued liabilities, distributions payable and term loan. The carrying amounts of cash, rebate and other receivables, accounts payable and accruals, and distributions payable approximate their fair values due to their relatively short terms to maturity. The carrying value of the term loan approximates fair value since the interest rate fluctuates with the prime rate and approximates market rate.

15. Variable interest entity

Pursuant to the business acquisition described in note 3, the Fund assumed a vendor supply and volume rebate agreement with Samra Imports Ltd., ("Samra"). Samra imports products from China which it sells to the Fund and other customers. Samra is the Fund's largest supplier accounting for approximately 19% of the Fund's purchases since the commencement of the agreement and the Fund is Samra's largest customer. The purpose of the agreement is to outline the supply terms and to provide the Fund with a rebate based on its significant volume of purchases from Samra. The Fund has determined that Samra is a variable interest entity and that the supply and rebate agreement represents a variable interest in Samra. The Fund has determined, however, that it is not the primary beneficiary under the supply and rebate agreement since the Fund is not entitled to receive a majority of Samra's expected residual returns or absorb a majority of its expected losses.

During the period from May 17, to June 30, 2005, the Fund purchased approximately $520,000 of inventory from Samra, and as at June 30, 2005 the Fund had made deposits of $689,089, for inventory that had not yet been delivered. Samra issued the Fund a volume rebate for purchases made from the period May 17 to June 30, 2005 in the amount of $50,000, which is included in rebate and other receivables as at June 30, 2005.

16. Basic and diluted earnings per unit

The following table outlines the adjustments to the numerator and denominator to calculate the basic and diluted earning per unit:

	Basic Earnings per Unit	Dilution Adjustments	Diluted Earnings per Unit
Net earnings	747,296	719,428(a)	1,466,724
Average Units outstanding	6,106,000	5,878,183(b)	11,984,183
Earnings per Unit	0.122		0.122

(a) Adjustment to add back non-controlling interest if Exchangeable LP Units and Subordinated LP Units are converted to Fund Units

(b) Adjustment to reflect the conversion of Exchangeable LP Units and Subordinated LP Units to Fund Units on a one-for-one basis

17. Seasonal nature of the business

The Fund's results for the period are not necessarily indicative of the results that may be expected for the full year due to seasonal variations in sales levels. The business acquired from the Vendor historically experiences a higher level of sales in the fourth calendar quarter due to seasonal shopping patterns. Occupancy-related expenses, certain administrative and operating expenses, amortization, and interest expense remain relatively steady throughout the year.

18. Segmented information

Each store constitutes an operating segment in that its performance is monitored by senior management and discreet financial information is available. Since each store sells the same products to the same types of customers and uses similar distribution and sales processes, they have been aggregated for reporting purposes into one segment.

>>

%SEDAR: 00021997E

/For further information: Michael McKenna, President and Chief Executive Officer, XS Cargo Income Fund, (780) 413-4296; Jeff Rootman, Vice-President, Finance and Chief Financial Officer, XS Cargo Income Fund, (780) 413-4296/
(XSC.UN.)

CO: XS Cargo Income Fund

CNW 08:32e 11-AUG-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
XS Cargo Income Fund announces August cash distribution

EDMONTON, Aug. 16 /CNW/ - XS Cargo Income Fund (the "Fund") (TSX: "XSC.UN") announced today a cash distribution of $0.09375 per trust unit for the month of August, 2005. The distribution will be paid on September 15, 2005 to holders of record of trust units on August 31, 2005.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

The Fund is an open-ended trust that holds, indirectly, a 51% interest in XS Cargo Limited Partnership ("XS Cargo LP"). XS Cargo LP is one of the largest broadline closeout retailers in Canada with 23 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba and Ontario. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "XSC.UN".

Additional information about XS Cargo Income Fund is available at www.sedar.com and the Fund's website at www.xscargo.com.

%SEDAR: 00021997E

/For further information: please contact: Michael McKenna, President and Chief Executive Officer, XS Cargo Income Fund, (780) 413-4296; Jeff Rootman, Vice-President, Finance and Chief Financial Officer, XS Cargo Income Fund, (780) 413-4296/

(XSC.UN.)

CO: XS Cargo Income Fund

CNW 18:52e 16-AUG-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
XS Cargo Income Fund announces September cash distribution

EDMONTON, Sept. 13 /CNW/ - XS Cargo Income Fund (the "Fund") (TSX: "XSC.UN") announced today a cash distribution of $0.09375 per trust unit for the month of September, 2005. The distribution will be paid on October 15, 2005 to holders of record of trust units on September 30, 2005.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

The Fund is an open-ended trust that holds, indirectly, a 51% interest in XS Cargo Limited Partnership ("XS Cargo LP"). XS Cargo LP is one of the largest broadline closeout retailers in Canada with 25 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba and Ontario. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "XSC.UN".

Additional information about XS Cargo Income Fund is available at www.sedar.com and the Fund's website at www.xscargo.com.

%SEDAR: 00021997E

/For further information: Michael McKenna, President and Chief Executive Officer, XS Cargo Income Fund, (780) 413-4296; Jeff Rootman, Vice-President, Finance and Chief Financial Officer, XS Cargo Income Fund, (780) 413-4296/
(XSC.UN.)

CO: XS Cargo Income Fund

CNW 14:15e 13-SEP-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
XS Cargo Income Fund announces October cash distribution

EDMONTON, Oct. 17 /CNW/ - XS Cargo Income Fund (the "Fund") (TSX: "XSC.UN") announced today a cash distribution of $0.09375 per trust unit for the month of October, 2005. The distribution will be paid on November 15, 2005 to holders of record of trust units on October 31, 2005.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

The Fund is an open-ended trust that holds, indirectly, a 51% interest in XS Cargo Limited Partnership ("XS Cargo LP"). XS Cargo LP is one of the largest broadline closeout retailers in Canada with 25 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba and Ontario. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "XSC.UN".

Additional information about XS Cargo Income Fund is available at www.sedar.com and the Fund's website at www.xscargo.com.

%SEDAR: 00021997E

/For further information: Michael McKenna, President and Chief Executive Officer, XS Cargo Income Fund, (780) 413-4296; Jeff Rootman, Vice-President, Finance and Chief Financial Officer, XS Cargo Income Fund, (780) 413-4296/
(XSC.UN.)

CO: XS Cargo Income Fund

CNW 17:29e 17-OCT-05

XS Cargo Income Fund Third Quarter Results Conference Call and Webcast

XS Cargo Income Fund will host a conference call and audio webcast for analysts, investors and media on Thursday, November 10, 2005 at 1:30 p.m. ET. Michael McKenna, President and Chief Executive Officer and Jeff Rootman, Vice-President and Chief Financial Officer will discuss the details of the third quarter financial results, which will be released prior to markets opening on November 10, 2005.

To participate in the conference call, please dial (416) 695-7848 in the Toronto area or toll free at 1 (888) 280-8771 at least 10 minutes ahead of time. A replay of the conference call will be available approximately two hours after the event until midnight ET, November 17, 2005. To listen to the audio replay, call (416) 695-5275 in the Toronto area or toll free at 1 (888) 509-0081.

The simultaneous webcast of the event will be available at: http://phx.corporate-ir.net/playerlink.zhtml?c=190562&s=wm&e=1160785 or on the investor relations page of the www.xscargo.com website.

The Fund is an open-ended trust that holds, indirectly, a 51% interest in XS Cargo Limited Partnership ("XS Cargo LP"). XS Cargo LP is one of the largest broadline closeout retailers in Canada with 25 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba and Ontario. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "XSC.UN".

For further information, please contact:

Jeff Rootman
Vice-President and Chief Financial Officer
XS Cargo Income Fund
(780) 413-4296
jeff.rootman@xscargo.com

XS Cargo Income Fund Reports Third Quarter Results

EDMONTON, November 10, 2005 – XS Cargo Income Fund (the "Fund") (TSX: XSC.UN) announced its results for the three months ended September 30, 2005. The Fund reported earnings before non-controlling interest of $2,302,879 or $0.19 per unit outstanding as of September 30, 2005. The business had sales for the third quarter of $20,775,101 compared to sales of $17,058,724 for the third quarter of 2004, an increase of 22%. Gross margin for the third quarter was $7,806,547 compared to gross margin of $5,910,869 for the third quarter of 2004, an increase of 32%.

Michael McKenna, President and Chief Executive Officer of the Fund stated, "During the quarter our sales were adversely affected by a six week shutdown of the ports at Vancouver due to a trucking strike. This shutdown effectively stopped the flow of merchandise imported from China. The overall impact of the strike was to temporarily delay the realization of anticipated earnings growth from our new stores. The disruption had no impact on the Fund's ability to make monthly distributions."

Distributable cash for the three months ended September 30, 2005 was $0.21 per unit and the Fund declared cash distributions of $0.28 per unit.

Jeff Rootman, Vice-President, Finance and Chief Financial Officer of the Fund stated, "The Fund's current monthly cash distributions were determined based on the financial results of the business from the prior year, with no adjustment for the anticipated contribution from new stores. This leaves the Fund in a strong position to withstand disruptions such as the port shutdown. The additional earnings from new stores more than offset the loss of revenues due to the strike. Since our business is seasonal in nature, with approximately 40% of annual distributable cash being generated in the fourth quarter, it is normal for our monthly distributions to exceed our cash generated during the third quarter."

About XS Cargo Income Fund

The Fund is an open-ended trust that holds, indirectly, a 51% interest in XS Cargo Limited Partnership ("XS Cargo LP"). XS Cargo LP is one of the largest broadline closeout retailers in Canada with 25 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba and Ontario. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "XSC.UN".

Additional information about XS Cargo Income Fund is available at www.sedar.com and the Fund's website at www.xscargo.com.

For further information, please contact:

Michael McKenna
President and Chief Executive Officer,
XS Cargo Income Fund
(780) 413-4296

Jeff Rootman
Vice-President, Finance and Chief Financial Officer,
XS Cargo Income Fund
(780) 413-4296

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited consolidated interim financial statements and accompanying notes (the "Interim Financial Statements") of XS Cargo Income Fund (the "Fund") for the initial period from April 6, 2005 to September 30, 2005, which includes business operations from May 17, 2005 to September 30, 2005. Results are reported in Canadian dollars unless otherwise stated and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain dollar amounts have been rounded to the nearest thousand dollars, while other amounts have been rounded to the nearest hundred thousand dollars. References to notes are to the notes to the Interim Financial Statements of the Fund unless otherwise stated.

This MD&A is dated November 9, 2005.

OVERVIEW OF THE FUND

Issuance of Fund Units and Acquisition

XS Cargo Income Fund is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to a Declaration of Trust dated April 6, 2005. The Fund invests in the broadline closeout retail business, through an indirect controlling interest in XS Cargo Limited Partnership ("XS Cargo LP") and its general partner ("GP") (collectively "XS Cargo"), and such other investments as the Trustees may determine.

The Fund commenced business operations on May 17, 2005, when it completed an initial public offering (the "IPO") of 6,106,000 trust units ("Fund Units"), at a price of $10 per unit, for aggregate gross proceeds of $61,060,000. Concurrent with the closing of the IPO, the Fund acquired a 51% indirect interest in XS Cargo LP (note 3) and XS Cargo LP acquired the net assets (the "Acquired Business") of Famous Brands (Edmonton) Inc. (the "Vendor").

The acquisition of the Fund's interest in the Acquired Business has been accounted for using the purchase method.

The purchase price has been allocated to the assets acquired and liabilities assumed, as follows:

Property and equipment	2,373,558
Goodwill	101,788,426
Intangible assets	8,655,000
	112,816,984
Net working capital	16,979,392
	129,796,376
Consideration, being cash from IPO and new credit facilities	71,131,876
XS Cargo LP Exchangeable LP Units	34,719,700
XS Cargo LP Subordinated LP Units	23,944,800
Total consideration	129,796,376

The Fund is in the process of finalizing its estimate of the costs of issuance and the fair value of assets acquired and liabilities assumed. Working capital amounts as at May 17, 2005 have been estimated and, pursuant to the purchase agreement with the Vendor, the purchase price will be adjusted to reflect the actual amount of working capital purchased when it is determined. The Fund expects to complete this process by December 31, 2005.

The Fund Units trade on the Toronto Stock Exchange under the symbol XSC.UN.

Non-GAAP Measures

References to "EBITDA" are to earnings before interest, income taxes, depreciation and amortization and references to "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, EBITDA is a useful supplemental measure of performance and cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes. Specifically, management believes that EBITDA is the appropriate measure from which to make adjustments to determine the distributable cash of the Fund. Distributable cash of the Fund is a measure generally used by open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by the Fund relative to the price of the Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist prospective investors in assessing an investment in the Fund.

Earnings from operations for disclosure under "Third Quarter Operating Results" and "Year to Date Operating Results" has been calculated as described below. In the case of the Fund, earnings from operations have been derived by adding interest expense, amortization of property and equipment and intangible assets, unit-based compensation and non-controlling interest to net earnings for the period. In the case of the Vendor, earnings from operations have been derived by adding amortization expense, employee profit sharing plan contributions, interest expense, and income tax expense to net earnings (loss) for the period.

EBITDA, distributable cash and earnings from operations are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Investors are cautioned that EBITDA, distributable cash and earnings from operations should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's methods of calculating EBITDA, distributable cash and earnings from operations may differ from the methods used by other issuers and may not be comparable to similar measures presented by other issuers.

Basis of Management's Discussion and Analysis

The Fund was established on April 6, 2005 and acquired, indirectly, the Acquired Business on May 17, 2005. Accordingly, the Fund's Interim Financial Statements only include business operations from May 17, 2005 to September 30, 2005.

To provide more meaningful information, the following MD&A refers to the operating results of the Fund for the three months ended September 30, 2005 and the combined nine months (year-to-date) operating results of the Fund from May 17, 2005 to September 30, 2005 and the Vendor from January 1, 2005 to May 16, 2005. These operating results are compared to the Vendor's results of operations for the three months and nine months ended September 30, 2004 (See "Non-GAAP Measures").

It is management's view that employee profit sharing plan contributions incurred by the Vendor are not relevant when compared to the Fund because of differences between the structure and policies of the Fund to those of the Vendor.

The Business of the Fund

XS Cargo LP operates 25 closeout retail stores in Alberta, British Columbia, Manitoba, Saskatchewan and Ontario.

Operating Highlights

Strong business fundamentals and a conservative structure at the time of its initial public offering have allowed the Fund to maintain a strong financial position despite facing significant logistical challenges during the quarter. The most significant disruption was a

six-week shutdown of the ports at Vancouver, British Columbia due to a trucking strike, which effectively stopped the flow of our merchandise imported from China. Since merchandise directly imported from China accounts for approximately 20% of XS Cargo's purchases, the strike had a significant, albeit temporary, impact on sales during the quarter as described in "Third Quarter Sales" below. Since the Fund's monthly cash distributions were established based on the Vendor's prior year financial results with no adjustments for the anticipated contribution from new stores, the Fund was in a strong position to withstand unexpected disruptions such as the port strike with no adverse affect on its ability to make monthly distributions. The additional earnings from new stores more that offset the impact of the strike, with earnings from operations for the third quarter of 2005 exceeding earnings from operations for the third quarter of 2004 (see "Third Quarter Operating Results").

Despite the logistical challenges related to Chinese imports, there were several positive developments during the quarter. New stores were opened in Whitby, Ontario and Victoria, British Columbia. Most importantly, gross margin percentages continue to improve, which reflects our continued ability to source brand name, high demand merchandise at significant discounts to regular wholesale prices, and the overall quality of XS Cargo's inventory.

In spite of significant upward pressure on fuel prices, freight expense decreased as a percentage of sales in the quarter. This is the result of opening a new distribution centre in Mississauga, Ontario. The efficiencies gained from two distribution centres more than offset freight price increases. In late September, freight savings began exceeding the additional operating costs of the second distribution centre. A net reduction in total distribution costs is expected in the fourth quarter.

SELECTED FINANCIAL INFORMATION AND RESULTS FROM OPERATIONS

Third Quarter Operating Results

The following table shows the unaudited results of the Fund for the Third Quarter of 2005 compared to the Vendor's Third Quarter of 2004. The sales, cost of sales, and administrative and operating expenses for the period from July 1, 2004 to September 30, 2004 have been derived from the financial statements of the Vendor and are presented for comparative purposes. The results of operations for these periods are not necessarily indicative of the results of operations to be expected in any given period.

	Fund July 1, 2005 to September 30, 2005	Vendor July 1, 2004 to September 30, 2004	Change Q3 2005 to Q3 2004
Sales	20,775,101	17,058,724	3,716,377
Cost of Sales	12,968,554	11,147,855	1,820,699
Gross Margin	7,806,547	5,910,869	1,895,678
Administrative and Operating Expenses*	4,848,017	3,093,100	1,754,917
Earnings from Operations, as defined*	2,958,530	2,817,769	140,761

	Fund May 17 to Sept 30, 2005	Vendor Jan 1 to May 16, 2005	Combined Fund and Vendor nine months ended September 30, 2005	Vendor nine months ended September 30, 2004	Change 2005 over 2004
Sales	32,531,053	28,400,077	60,931,130	47,307,885	13,623,245
Cost of Sales	20,296,840	18,380,761	38,677,601	30,936,101	7,741,500
Gross Margin	12,234,213	10,019,316	22,253,529	16,371,784	5,881,745
Administrative and Operating Expenses*	7,396,923	6,234,880	13,631,803	8,950,299	4,681,504
Earnings from Operations, as defined*	4,837,290	3,784,436	8,621,726	7,421,485	1,200,241

* Earnings from operations have been calculated as described under "Non-GAAP Measures" above. For purposes of this table, administrative and operating expenses exclude the expenses outlined in the calculation of Earnings from Operations as described under "Non-GAAP Measures".

Third Quarter Sales

Third Quarter sales increased by $3.7 million from $17.1 million in 2004 to $20.8 million in 2005, an increase of 21.6%. The increase in sales was attributable to nine new stores that were open in the Third Quarter of 2005 that were not open in 2004. The new stores contributed a combined $6.0 million in sales, which was offset by a decrease of $2.3 million in same store sales. There were two factors affecting same store sales during the quarter. A trucking strike shut down the ports at Vancouver, British Columbia in July and August, stopping the flow merchandise imported directly from China, which accounts for

approximately 20% of the Fund's purchases. Even subsequent to the resolution of the strike, there was a significant backlog of merchandise in both Vancouver and China. Regular flow of merchandise from China had not been restored until after the end of the quarter. In addition to the port strike, four existing stores experienced erosion of sales due to new stores that opened in overlapping trading areas. Those four stores experienced decreases in same store sales of 21%, whereas the stores that were only affected by the port strike experienced decreases in same store sales of 10%. The level of cannibalization from new stores in overlapping trading areas was expected and has not impacted our expansion plan to reach at least 70 XS Cargo stores in Canada.

The following table outlines the percentage of sales by geographical region:

Region	**July 1, 2005 to September 30, 2005**	**July 1, 2004 to September 30, 2004**
Ontario	50.1%	49.4%
Alberta	25.4%	22.7%
Saskatchewan and Manitoba	10.8%	14.2%
British Columbia	13.7%	13.7%
Total	100.0%	100.0%

Sales by region are relatively consistent with the prior year. Alberta is growing as a percentage of sales with second stores being opened in Calgary and Edmonton as well as a new store in Lethbridge, whereas no new stores have been opened in Saskatchewan or Manitoba causing that region to decrease as a percentage of sales.

Third Quarter Cost of Sales and Gross Margin

Cost of sales increased by $1.8 million from $11.2 million to $13.0 million, an increase of 16.1%, primarily as a result of new store openings.

Gross margin increased by $1.9 million from $5.9 million to $7.8 million, an increase of 32.2%. Of the increase in gross margin, $1.3 million was attributable to nine additional stores in 2005 compared to 2004 and the remaining $0.6 million was the result of a 2.9% increase in gross margin percentage from 34.7% to 37.6%. 1.2% of the gross margin percentage increase was the result of a reduction in freight costs as a percentage of sales from 8.6% of sales in the third quarter of 2004 to 7.4% of sales in the third quarter of 2005. The decrease in freight costs as percentage of sales was due to efficiencies gained from the Mississauga distribution centre that opened in May 2005. The remaining 1.7% increase in gross margin percentage is the result of XS Cargo's continued ability to improve product selection with higher margin items.

Combined Administrative and Operating Expenses

Administrative and operating expenses increased by approximately $1.8 million from $3.1 million to $4.9 million. The increase is primarily the result of increases in rent ($0.5 million increase), wages ($0.5 million increase) and advertising ($0.3 million increase). Most of the increase in these expenses was the result of new store openings. In addition, incremental public company administrative expenses accounted for $0.1 million of the increase. XS Cargo incurred additional administrative and operating costs of $0.3 million in connection with the new distribution centre that opened in May 2005, but the associated freight savings are included in cost of goods sold.

Fund Net Earnings

For the three months ended September 30, 2005, the Fund had net earnings of $1,173,328, or $0.192 per unit on a basic and diluted basis. Since the commencement of business operations (May 17, 2005) the Fund had net earnings of $1,920,624 or $0.315 per unit on a basic and diluted basis.

Financial Position

The following are the significant assets, liabilities and equity of the Fund as at September 30, 2005:

	September 30, 2005
Cash	2,918,604
Current assets	21,331,432
Total assets	133,860,566
Current liabilities excluding term loan	5,060,114
Term loan, due May 2006	15,000,000
Non-controlling interest	58,162,266
Unitholders' equity	55,752,809

Distributable Cash and Cash Distributions

The Fund's policy is to distribute annually to unitholders available cash from operations after cash required for capital expenditures, working capital reserve and other reserves considered advisable by the Trustees of the Fund. The policy allows the Fund to make stable monthly distributions to its unitholders based on its estimate of distributable cash for

the year. The Fund pays cash distributions on or about the 15th of the month to unitholders of record on the last business day of the previous month.

The following table summarizes the distributions from May 17, 2005 to September 30, 2005:

		Fund Units			Exchangeable LP Units and Subordinated LP Units			Total	
Record Date	**Payment Date**	**Declared $**	**Paid $**		**Declared $**	**Paid $**		**Declared $**	**Paid $**
June 30, 2005	July 15, 2005	846,902	846,902	^	815,304	815,304	^	1,662,206	1,662,206
July 31, 2005	August 15, 2005	572,438	572,438		326,148	326,148		898,586	898,586
August 31, 2005	September 15, 2005	572,437	572,437		326,148	326,148		898,585	898,585
September 30, 2005	October 15, 2005	572,438	-		1,000,943	-		1,573,381	-
		2,564,215	1,991,777		2,468,543	1,467,600		5,032,758	3,459,377

^ The first distribution covered the period from May 17, 2005 to June 30, 2005. Subsequent distributions are monthly on Fund Units and Exchangeable LP Units and quarterly on Subordinated LP Units.

Distributions are paid on Fund Units, XS Cargo LP Exchangeable LP Units and XS Cargo LP Subordinated LP Units. As of September 30, 2005 the following number of units were outstanding:

Fund Units (Note 8)	6,106,000
XS Cargo LP Exchangeable LP Units (Note 9)	3,478,914
XS Cargo LP Subordinated LP Units (Note 9)	2,399,269
	11,984,183

During the three months ended September 30, 2005, the Fund approved distributions of $0.28125 per Fund Unit to unitholders. Distributions during the period were consistent with the distributions contemplated in the Fund's final prospectus dated May 6, 2005 (available on www.sedar.com.) The Fund currently anticipates making equal monthly distributions of $0.09375 per Fund Unit, or $1.125 per Fund Unit on an annual basis.

It is the Fund's policy to review the monthly distributions on at least a quarterly basis.

Distributable Cash per Unit (Fund Units, XS Cargo LP Exchangeable LP Units, XS Cargo LP Subordinated LP Units)

	Three Months Ended September 30, 2005	**May 17, 2005 to September 30, 2005**
Earnings before non-controlling interest	2,302,879	3,769,603
Add: Amortization of property and equipment	129,470	189,500
Add: Amortization of intangible assets	298,000	447,000
Add: Interest expense	188,181	273,857
EBITDA	2,918,530	4,679,960
Add: Unit based compensation	40,000	157,330
Less: Interest paid	(188,181)	(273,857)
Less: Purchase of property and equipment	(198,396)	(223,677)
Distributable cash	2,571,953	4,339,756
Average Units outstanding during the period	11,984,183	11,984,183
Distributable cash per Unit	0.21	0.36
Distributions declared	3,370,552	5,032,758
Distributions declared per Unit	0.28	0.42

For the three months ended September 30, 2005, the Fund had distributable cash per unit of $0.21 (May 17 to September 30, 2005 - $0.36). Basic and diluted earnings per unit for the three months ended September 30, 2005 were $0.19 per unit (May 17 to September 30, 2005 - $0.32).

As disclosed in "Non-GAAP Measures", management views distributable cash as a measure of operating performance of the Fund and therefore begins the reconciliation of distributable cash with net income as opposed to cash flow from operations.

During the three months ended September 30, 2005, cash distributions exceeded distributable cash and the difference was funded with working capital, specifically cash on hand at the beginning of the period. The monthly cash distributions are based on the distributable cash for the 12 months ended January 31, 2005. Since the Fund's business is seasonal in nature, with approximately 40% of the annual distributable cash being generated in the fourth quarter, it is expected that cash distributions based on annual cash flows may exceed distributable cash in some quarters.

Unitholders' Equity and Non-controlling Interest

The following table outlines the Fund Units and non-controlling interest outstanding as of September 30, 2005.

	Units	Issue Costs	Unitholders' Equity	Non-controlling Interest
	#	$	$	$
Fund Units	6,106,000	4,928,124	56,131,876	-
Special Voting Units	5,878,183	-	-	-
Non-controlling Interest	5,878,183	-	-	58,162,266

There were no changes in the number of units issued and outstanding during the period.

LIQUIDITY AND CAPITAL RESOURCES

Distributable Cash and Cash Distributions

The Fund's policy is to make stable monthly distributions to its Unitholders based on its estimate of distributable cash for the year. It has a policy to pay cash distributions on or about the 15th of each month to Unitholders of record on the last business day of the previous month.

During the three months ended September 30, 2005, the Fund declared distributions of $0.28125 per Fund Unit to Unitholders, $1,717,313 in total.

Credit Facilities

In May 2005 the Fund established credit facilities with a Canadian chartered bank. These credit facilities consist of a $7.5 million demand revolving operating loan and a $15 million committed non-revolving term loan. On May 17, 2005 the Fund drew $15 million on the term loan in connection with the acquisition. No amounts have been drawn on the operating loan.

Capital Expenditures

During the quarter the Fund incurred capital expenditures of $198,396 funded by cash generated from operations. $107,387 of the capital expenditures related to new store openings and the remaining $91,009 related to capital expenditures at existing stores and warehouses. As at September 30, 2005, the Fund did not have significant capital expenditure commitments. Subsequent to September 30, 2005, the Fund entered into lease agreements for new stores in Medicine Hat, Albert and Surrey, British Columbia. The new stores will require capital expenditures of approximately $200,000 in fourth quarter and the Fund intends to continue to finance its capital expenditures with cash generated from operations.

Interest Rate Risk and Sensitivity

The Fund is not significantly impacted by interest rate changes. The Fund's long-term debt bears interest with floating rates based on the bank's prime rate, thus exposing the Fund to interest rate fluctuations. A 1.0% increase in interest rates would have an impact of $150,000 annually ($37,500 during the quarter) on distributable cash based on $15 million of debt outstanding.

Contractual Obligations

The table below sets forth the contractual obligations of the Fund as of September 30, 2005, due in the years indicated, which related to various premises operating leases and the $15,000,000 term loan that matures on May 17, 2006, but may be extended with approval of the lender until 2008.

	Total	2005	2006	2007	2008	2009 and thereafter
Operating leases	15,366,916	900,476	3,112,233	2,521,789	2,261,376	6,571,042
Term loan	15,000,000	15,000,000	-	-	-	-
Total	30,366,916	15,900,476	3,112,233	2,521,789	2,261,376	6,571,042

Summary of Quarterly Results

	July 1 to September 30, 2005	May 17 to June 30, 2005
Sales	20,775,101	11,755,952
Net earnings	1,173,328	747,296
Basic and diluted earnings per unit	0.192	0.122

Due to seasonal shopping trends, the fourth quarter is typically the strongest quarter for XS Cargo and the first quarter is the slowest.

Off-Balance Sheet Arrangements

The Fund has not entered into any off-balance sheet arrangements.

Critical Accounting Estimates

Because of the nature of the Fund's business and assets, management does not believe that there are critical accounting policies that rely on estimates.

Changes in Accounting Policies

Management is not aware of any recent accounting pronouncements or developments that will affect the Fund's financial statements. Management will continue to monitor and assess the impact of accounting pronouncements on the financial statements of the Fund as they become available.

Financial Instruments

Due to the nature of its business, the Fund does not engage in activities or hold assets that would require the Fund to acquire financial instruments for hedging or speculative purposes. The financial instruments that are held by the Fund are held in the normal course of operations and as a result no significant accounting policies need to be adopted or assumptions made in reporting the Fund's financial instruments.

Transactions with Related Parties

Transactions with related parties include XS Cargo LP's purchase of the assets of the business from the Vendor on May 17, 2005. During the three months ended September 30, 2005, the Fund repaid amounts due to the Vendor, and there were no related party transactions during the quarter.

Outlook

Management believes that operating results will continue to improve in the upcoming year due to new store openings, the realization of freight savings from the new distribution centre in Ontario, the consolidation of XS Cargo's existing Edmonton distribution and warehousing operations and the introduction of new revenue streams. XS Cargo has entered into lease agreements for new stores in Medicine Hat, Alberta and Surrey, British Columbia, which are scheduled to open in early December, 2005.

On October 1, 2005, XS Cargo introduced a two-year product replacement extended warranty plan. Management believes that the plan will have a positive impact on net income and cash flow from operations. In connection with the product replacement plan, XS Cargo introduced a variable compensation plan for hourly store employees to be paid from the incremental product replacement plan revenue. This compensation plan is expected to significantly reduce the impact of upward pressure on labour costs that is being driven by increases in minimum wages in certain provinces.

Additional Information

Additional information relating to the Fund is available on SEDAR (www.sedar.com) and on the Fund's website at www.xscargo.com.

RISK FACTORS

The Fund's results of operations, business prospects, financial condition, cash distributions to unitholders and the trading price of the Fund's units are subject to a number of risks. These risk factors include: the ability to maintain profitability and manage growth; the ability to expand through new store openings; the ability to source products in adequate quantities and on acceptable terms; changes in trends and consumer tastes; economic conditions and consumer spending; competition; reliance on centralized distribution centres; freight costs; ability to maintain comparable store sales; seasonality and fluctuations in quarterly results; reliance on management information systems; increase in the cost of, or disruption in the flow of, imported products; successful management of exposure to merchandise returns; foreign exchange fluctuations; costs and availability of insurance coverage; protection of intellectual property; reliance on key personnel; labour matters; absence of history as a public company; dependence on external funding sources; uncertainties arising from world events; income tax legislation; and property taxes. For a discussion of these risks and other risks associated with an investment in Fund Units, see "Risk Factors" detailed in the Fund's final prospectus dated May 6, 2005 available at www.sedar.com.

On September 8, 2005, the Department of Finance launched public consultations on tax issues related to publicly traded income trusts and other "flow-through entities". There is a risk that regulatory authorities could alter the tax treatment of income trusts, the distribution of trust income, or the tax on corporations and dividends, which could adversely affect the income trust structure and their market valuations. As of the date of this MD&A the nature and impact of those changes, if any, are unknown.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements. All statements other than statements of historical fact contained in this MD&A are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, proposed store openings, budgets, litigation, projected costs and plans and objectives of or involving the Fund or XS Cargo LP. You can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in the MD&A. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors".

The information contained in this MD&A, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and XS Cargo LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this MD&A are made as of the date of this MD&A and, except as required by law, the Fund assumes no obligation to update or revise them to reflect new events or circumstances.

XS Cargo Income Fund
Interim Consolidated Financial Statements
Unaudited

September 30, 2005

XS Cargo Income Fund
Consolidated Balance Sheet

	September 30, 2005 (Unaudited)
Assets	
Current	
Cash and cash equivalents	2,918,604
Rebate and other receivables	95,755
Inventory	15,089,260
Deposits on inventory	2,746,328
Prepaid expenses and deposits	481,485
	21,331,432
Property and equipment *(Note 4)*	**2,532,708**
Intangible assets *(Note 5)*	**8,208,000**
Goodwill *(Note 3)*	**101,788,426**
	133,860,566
Liabilities	
Current	
Accounts payable and accrued liabilities	3,486,733
Distributions payable to unitholders *(Note 8)*	572,438
Distributions payable to non-controlling interest *(Note 9)*	1,000,943
	5,060,114
Term loan *(Note 6)*	15,000,000
	20,060,114
Unamortized lease inducements *(Note 7)*	**149,901**
	20,210,015
Non-controlling interest *(Note 9)*	**58,162,266**
	78,372,281
Unitholders' Equity	
Fund Units *(Note 8)*	**56,131,876**
Cumulative earnings	
Cumulative earnings	**1,920,624**
Distributions declared	**(2,564,215)**
	55,752,809
	133,860,566

The accompanying notes are an integral part of these financial statements

XS Cargo Income Fund

Consolidated Statements of Earnings and Cumulative Earnings

For the period from April 6, 2005, including operations from May 17, 2005 (date of commencement of business operations) to September 30, 2005

	Three Months Ended September30, 2005 (Unaudited)	*May 17 to September 30, 2005 (Unaudited)*
Sales	**20,775,101**	**32,531,053**
Cost of sales	**12,968,554**	**20,296,840**
Gross margin	**7,806,547**	**12,234,213**
Expenses		
Administrative and operating	**4,855,730**	**7,519,662**
Amortization of property and equipment	**129,470**	**189,500**
Amortization of intangible assets	**298,000**	**447,000**
	5,283,200	**8,156,162**
Earnings before the undernoted	**2,523,347**	**4,078,051**
Other expenses		
Interest on term loan	**188,181**	**273,857**
Foreign exchange loss	**32,287**	**34,591**
	220,468	**308,448**
Earnings before non-controlling interest	**2,302,879**	**3,769,603**
Non-controlling interest	**1,129,551**	**1,848,979**
Net earnings for the period	**1,173,328**	**1,920,624**
Cumulative earnings, beginning of period	**747,296**	**-**
Cumulative earnings, end of period	**1,920,624**	**1,920,624**
Basic and diluted earnings per unit *(Note 15)*	**0.192**	**0.315**

The accompanying notes are an integral part of these financial statements

XS Cargo Income Fund

Consolidated Statements of Cash Flows

For the period from April 6, 2005, including operations from May 17, 2005 (date of commencement of business operations) to September 30, 2005

	Three Months Ended September30, 2005 (Unaudited)	*May 17 to September 30, 2005 (Unaudited)*
Cash provided by (used for) the following activities		
Operating activities		
Net earnings for the period	**1,173,328**	**1,920,624**
Items not affecting cash		
Non-controlling interest	**1,129,551**	**1,848,979**
Amortization of property and equipment	**129,470**	**189,500**
Amortization of intangible assets	**298,000**	**447,000**
Unit-based compensation *(Note 12)*	**40,000**	**157,330**
Leasehold inducements received	**62,900**	**149,901**
	2,833,249	**4,713,334**
Net change in non-cash working capital	**(1,486,541)**	**2,725,623**
	1,346,708	**7,438,597**
Financing activities		
Repayment of amounts due to Vendor	**(721,214)**	**(901,394)**
Net proceeds from the issuance of Units	**-**	**56,131,876**
Proceeds from term loan	**-**	**15,000,000**
Distributions paid to unitholders	**(1,991,777)**	**(1,991,777)**
Distributions paid to non-controlling interest	**(1,467,600)**	**(1,467,600)**
	(4,180,591)	**66,771,105**
Investing activities		
Purchases of property and equipment	**(198,396)**	**(223,677)**
Business acquisition – net of cash acquired *(Note 3)*	**-**	**(71,067,781)**
	(198,396)	**(71,291,458)**
Increase (decrease) in cash and cash equivalents	**(3,032,279)**	**2,918,604**
Cash and cash equivalents, beginning of period	**5,950,883**	**-**
Cash and cash equivalents, end of period	**2,918,604**	**2,918,604**

Supplementary cash flow information:

Interest paid	**188,181**	**273,857**

The accompanying notes are an integral part of these financial statements

1. The Fund

XS Cargo Income Fund (the "Fund") is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust dated April 6, 2005. The Fund has been created to invest in the broadline closeout retail business, through an indirect acquisition of the controlling interest of XS Cargo Limited Partnership ("XS Cargo LP") and its general partner ("GP") (collectively "XS Cargo"), and such other investments as the Trustees may determine. Income tax obligations related to the distributions of the Fund are obligations of the Unitholder.

The Fund commenced business operations on May 17, 2005, when it completed an initial public offering (the "IPO") of 6,106,000 trust units ("Fund Units"), at a price of $10 per unit, for aggregate gross proceeds of $61,060,000. Concurrent with the closing of the IPO, the Fund acquired a 51% indirect interest in XS Cargo LP (note 3) and XS Cargo LP acquired the net assets (the "Acquired Business") of Famous Brands (Edmonton) Inc. (the "Vendor"). XS Cargo LP operates 25 closeout retail stores in Alberta, British Columbia, Manitoba, Saskatchewan and Ontario.

2. Accounting policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and may not include all necessary disclosures required by generally accepted accounting principles for annual financial statements. The financial statements include the following significant accounting policies:

Cash and cash equivalents

Cash and cash equivalents include balances with banks and short-term investments with maturities of three months or less at acquisition.

Inventory

Inventory is valued at the lower of cost, determined using the average cost basis, and net realizable value.

Vendor volume rebate

The Fund receives a volume rebate from a particular vendor, which is accrued based on purchases from that vendor and included in rebate and other receivables. The portion of the rebate related to goods that the Fund has subsequently sold is recorded as a reduction of cost of sales and the portion related to goods that remain in inventory is recorded as a reduction of inventory costs.

Deposits on inventory

On certain purchases the Fund pays either a deposit or the balance in full prior to taking possession of the goods. Such payments are recorded as deposits on inventory until the Fund takes possession of the goods, at which time the balance is transferred to inventory.

Property and equipment

Property and equipment are recorded at cost. Amortization is provided using methods and rates intended to amortize the cost of assets over their estimated useful lives. The Fund will test its property and equipment for impairment when events and circumstances warrant such a review. Amortization rates are set forth below:

	Method	Rate
Leasehold improvements	straight-line	Shorter of lease term and 5 years
Office, computer and mobile equipment	straight-line	20 %
Signs	straight-line	20 %

Goodwill

Goodwill represents the excess of the cost of an acquired business over the estimated fair value of the identifiable net assets acquired. Goodwill is not amortized, but is tested at least annually for impairment. The Fund analyzes its business as one reporting unit because all of the components of the reporting unit have similar economic characteristics. The Fund uses a discounted cash flow model to assess the fair value of the reporting unit annually. If the carrying value of the reporting unit exceeds its fair value, the fair value is allocated to the assets and liabilities of the reporting unit and the resulting difference between the carrying value and fair value of goodwill is recorded as an impairment loss and is reported in income of the current period.

Intangible assets

Intangible assets acquired at the time of the IPO represent management's estimate of the fair value of the XS Cargo brand name and trademark, supplier contract, technology, non-competition agreements and the value attributed to property leases at less than market rates. The intangible assets related to the brand name and trademark, supplier agreement and technology have indefinite lives and are not amortized. The intangible assets related to the non-competition agreements are amortized on a straight-line basis over the 3-year term of the agreements and the amount attributable to property leases is amortized over the remaining term of the lease. The Fund will assess the carrying value of the intangible assets that are not subject to amortization annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets that are amortized are assessed for impairment when events or changes in circumstances warrant such a review. An impairment loss is recorded when it is determined that the carrying amount of the assets is not recoverable and exceeds the fair value.

Future income taxes

The Fund complies with the Income Tax Act (Canada) to qualify as a mutual fund trust. A mutual fund trust is subject to tax in each taxation year on the amount of its income for the year, including the net realized taxable capital gains, less the portion thereof that it claims in respect of the amounts paid or payable to the unitholders for the year. The Fund intends to allocate all of its income and net realized capital gains, including those amounts derived from XS Cargo LP, so that the Fund will not generally be liable for income tax and as such, corporate income taxes have not been provided for in the Fund.

Revenue recognition

Revenue from retail sales is recognized at the point of sale.

Lease inducements

Lease inducements are received from certain of the Fund's landlords, primarily in the form of rent-free periods. Lease inducements are recorded as a liability when received and are amortized as a reduction of rent expense over the terms of the related leases.

Foreign currency translation

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction dates. Carrying values of monetary assets and liabilities reflect the exchange rates at the balance sheet date. Translation gains and losses are included in current earnings.

Variable interest entities

The Fund has adopted new guidance issued by the Canadian Institute of Chartered Accountants relating to the consolidation of variable interest entities. Under this guidance, the Fund must identify entities in which it has a variable interest by either contract, ownership or other pecuniary interests. Where the Fund is the primary beneficiary of an entity in which it has a variable interest, that entity is consolidated. As disclosed in note 14, the Fund has a variable interest in one company, but has determined that it is not the primary beneficiary of that entity.

Unit-based compensation

Under the terms of an employment agreement, XS Cargo LP may issue a maximum of 6,944 additional XS Cargo LP Exchangeable LP Units and 4,789 additional XS Cargo LP Subordinated LP Units per annum to the Fund's Chief Financial Officer as performance based compensation, on approval of the Chief Executive Officer and the Fund's Governance and Compensation Committee. Compensation expense, which is included in administrative and operating expenses, is measured at the estimated fair value of the units awarded on the grant date.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. For example, amortization is based on the estimated useful lives of property and equipment and inventory is recorded after an evaluation as to the net realizable value and is appropriately reduced if net realizable value is estimated to be below cost. As well, freight costs are allocated to inventory based on a percentage of the freight paid in the year in comparison to the total purchases made in the year. This percentage is then applied to the ending inventory balance.

These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

3. **Issuance of Units and business acquisition**

On May 17, 2005, the Fund completed the IPO for aggregate proceeds of $61,060,000. The cost of the issuance of Units was $4,928,124 resulting in net proceeds of $56,131,876. The Fund used the net proceeds from the IPO to acquire an indirect 51% interest in XS Cargo LP, represented by 6,106,000 Ordinary LP Units. XS Cargo LP combined these Funds with proceeds from new credit facilities (note 6) to acquire 100% of the net business assets of the Vendor.

The acquisition of the Fund's interest in the Acquired Business has been accounted for using the purchase method and has been allocated to the assets acquired and liabilities assumed, as follows:

Property and equipment	2,373,558
Goodwill	101,788,426
Intangible assets	8,655,000
	112,816,984
Net working capital	16,979,392
	129,796,376
Consideration, being cash from IPO and new credit facilities	71,131,876
XS Cargo LP Exchangeable LP Units	34,719,700
XS Cargo LP Subordinated LP Units	23,944,800
Total consideration	129,796,376

Included in net working capital is cash acquired of $64,095.

The Fund is in the process of finalizing its estimate of the costs of issuance and the fair value of assets acquired and the liabilities assumed. Working capital amounts as at May 17, 2005 have been estimated and, pursuant to the purchase agreement with the Vendor, the purchase price will be adjusted to reflect the actual amount of working capital purchased when it is determined. The Fund expects to complete this process by December 31, 2005.

4. **Property and equipment**

	Cost	*Accumulated Amortization*	*September 30, 2005 Net book value*
Leasehold improvements	**353,592**	**21,260**	**322,332**
Office, computer and mobile equipment	**2,197,058**	**157,333**	**2,039,725**
Signs	**171,558**	**10,907**	**160,651**
	2,722,208	**189,500**	**2,532,708**

5. **Intangible assets**

	Cost	Accumulated Amortization	September 30, 2005 Net book value
Indefinite life			
Brand name and trademark	690,000	-	690,000
Supplier contract	3,385,000	-	3,385,000
Databases of sales and purchasing history	430,000	-	430,000
	4,505,000	-	4,505,000
Limited life			
Operating lease agreements	1,600,000	128,250	1,471,750
Non-competition agreements	2,550,000	318,750	2,231,250
	4,150,000	447,000	3,703,000
	8,655,000	447,000	8,208,000

6. **Credit facilities**

Term loan

Term loan consists of a committed $15,000,000 non-revolving term loan facility. The term loan is collateralized by a first charge on all present and after acquired personal property and an assignment of inventory. Interest on the term facility is charged at the lender's Canadian prime rate or U.S. base rate plus 0.25% to 0.75% or the bankers' acceptance rate plus 1.75% to 2.25%, depending on the Fund's senior debt to EBITDA ratio. The credit facility includes limits on incurring additional indebtedness or granting encumbrances without the consent of the lender and is subject to the maintenance of senior debt to EBITDA, current assets to current liabilities and fixed charge coverage ratios and minimum equity.

The term loan was drawn in the form of prime rate loans on May 17, 2005 concurrent with the acquisition described in note 3. During the three months ended September 30, 2005, interest was charged at a rate of prime plus 0.25% and totaled $188,181 (May 17, 2005 to September 30, 2005 - $273,857). The term loan matures and the principal amount is due on May 17, 2006 and includes two options to renew for an additional year, with a maximum term to May 17, 2008 based on approval by the lender.

Operating loan

The Fund has available under its credit facilities a $7,500,000 demand revolving loan. Under the terms of the credit facility agreement, the operating loan is collateralized along with the term loan as described above. Interest on the operating loan will vary between the lender's prime rate and the lender's prime rate plus 0.25% depending on the Fund's ratio of senior debt to EBITDA. No amounts have been drawn on the operating loan during the period.

7. Unamortized lease inducements

	September 30, 2005
Cost	187,336
Accumulated amortization	(37,435)
	149,901

Lease inducements received are non-cash transactions in the form of rent-free periods and, as such, have been added back as a non-cash item in operating activities on the statement of cash flows.

8. Unitholders' Equity

Fund Units

During the period, the following units were issued and are outstanding at the end of the period:

	Number of Units #	*Issue Costs* $	*Net Capital Contributions* $
Fund Units	6,106,000	4,928,124	56,131,876
	6,106,000	4,928,124	56,131,876

An unlimited number of Fund Units may be created and issued pursuant to the Declaration of Trust. Each Fund Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding up of the Fund. All Fund Units have equal voting rights or privileges.

Distributions to Unitholders

Distributions to Unitholders are declared monthly and are determined based on the estimated annual earnings before amortization, but reduced by capital expenditures. Distributions totaling $0.28125 per Fund Unit ($1,717,312) were declared by the Fund during the three months ended September 30, 2005 ($0.41995 from May 17, 2005 to September 30, 2005.) The distribution declared for the month of September 2005 in the amount of $0.09375 per Fund unit ($572,438) was included in distributions payable to Unitholders at the balance sheet date and was paid on October 15, 2005.

9. Non-controlling interest

	XS Cargo LP Exchangeable LP Units #	*XS Cargo LP Subordinated LP Units* #	*Total* #
Issued on Closing of IPO (note 3)	3,471,970	2,394,480	5,866,450
Issued subsequent to IPO – unit-based compensation – (note 12)	6,944	4,789	11,733
	3,478,914	2,399,269	5,878,183
	$	*$*	*$*
Issued on Closing of IPO (note 3)	34,719,700	23,944,800	58,664,500
Issued subsequent to IPO – unit-based compensation – (note 12)	69,440	47,890	117,330
	34,789,140	23,992,690	58,781,830
Non-controlling interest – earnings	1,094,290	754,689	1,848,979
Distributions declared	(1,460,970)	(1,007,573)	(2,468,543)
	34,422,460	23,739,806	58,162,266

XS Cargo LP Exchangeable LP Units ("Exchangeable LP Units")

The Exchangeable LP Units issued by XS Cargo LP have economic and voting rights equivalent to the Fund Units (note 8), except in connection with the exchangeability terms as described below. They are exchangeable directly or indirectly, on a one-for-one basis for Fund Units at the option of the holder, under the terms of the Exchange Agreement. The Exchangeable LP Units are not required to be exchanged for Fund Units before transferring to third parties. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract # 151.

Each Exchangeable LP Unit entitles the holder to receive distributions from XS Cargo LP pro rata with distributions made by XS Cargo LP on Fund Units.

XS Cargo LP Subordinated LP Units ("Subordinated LP Units")

The Subordinated LP Units have economic and voting rights equivalent to the Fund Units (note 8), except in connection with the subordination terms as described below. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151.

Distributions are to be made monthly on the Fund Units (note 8) and Exchangeable LP Units equal to $0.09375 per Unit to the extent cash is available to make cash distributions. Distributions on the Subordinated LP Units are subordinated and are made quarterly in an amount equal to the amount distributed on Fund Units and Exchangeable LP Units and to the extent cash is available to make such distributions.

The Subordinated LP Units will be automatically exchanged for Exchangeable LP Units on a one-for-one basis and the subordination provisions will apply until the end of any fiscal year ending on or after December 31, 2006 if, for that fiscal year the Fund has earned EBITDA (earnings before interest, taxes, depreciation and amortization) of at least $14.432 million and the Fund has paid distributions of at least $1.125 per Fund Unit for such fiscal year.

Fund Special Voting Units

	Number #	*Amount* $
Issued on Closing of IPO (note 3)	5,866,450	-
Issued subsequent to IPO – unit- based compensation – (note 12)	11,733	-
	5,878,183	-

Fund Special Voting Units are non-participating and are used solely for providing voting rights to persons holding Exchangeable LP Units and Subordinated LP Units. Fund Special Voting Units are not transferable separately from Exchangeable LP Units and Subordinated LP Units to which they relate. The Fund Special Voting Units are not entitled to any beneficial interest in any distribution from the Fund or in the net assets of the Fund in the event of a termination or winding up of the Fund. Each Fund Unit and Fund Special Voting Unit entitles the holder thereof to one vote at all meetings of the Unitholders.

If the Exchangeable LP Units or the Subordinated LP Units are purchased in accordance with the Exchange Agreement, a like number of Fund Special Voting Units will be redeemed by the Fund for a nominal amount. The Fund issued 5,866,450 Fund Special Voting Units relating to the 3,471,970 Exchangeable LP Units and 2,394,480 Subordinated LP units that were issued at the time of the IPO.

Distributions to non-controlling interest

Distributions to non-controlling interest are determined based on estimated annual earnings, before amortization, but reduced by capital expenditures. Distributions totaling $0.28125 per Exchangeable LP Unit ($978,444) and $0.28125 per Subordinated LP Unit ($674,795) were declared by the Fund during the three months ended September 30, 2005 ($0.41995 per Exchangeable LP Unit ($1,460,970) and $0.41995 per Subordinated LP Unit ($1,007,573) from May 17, 2005 to September 30, 2005). Distributions declared on Exchangeable LP Units for the month of September in the amount of $.09375 per unit ($326,148) and Distributions on Subordinated LP Units for the three months ended September 30, 2005 in the amount of $0.28125 per unit ($674,795) were included in distributions payable to non-controlling interest at the balance sheet date and were paid on October 15, 2005.

10. Commitments

The Fund occupies the premises of its stores, warehouses and office under lease agreements requiring basic monthly rents for the periods indicated and in aggregate as follows:

Remaining 3 months ending December 31, 2005	900,476
Years ending December 31,	
2006	3,112,233
2007	2,521,789
2008	2,261,376
2009	2,024,744
2010	1,253,982
Thereafter	3,292,316
Total	15,366,916

In addition, as described in note 6, the principal balance on the Fund's committed term loan is due on May 17, 2006, but the Fund has two options to request a one-year extension, with a maximum term to May 17, 2008 based on approval of the lender.

11. Long-term incentive plan

The Fund has adopted a long-term incentive plan (the "Plan") to provide key senior management, officers and directors of the Fund with compensation opportunities that will enhance the ability of the Fund to attract, retain and motivate key personnel and reward these key employees for significant performance and associated per unit cash flow growth. Fund bonuses, in the form of the Units of the Fund, will be provided to eligible employees on an annual basis where the distributable cash of the Fund exceeds certain specified threshold amounts.

If the distributable cash flow per unit exceeds the base distribution, a percentage of the distributable cash (the participation rate) is contributed by the Fund into a long-term incentive pool. The funds in the pool are used to purchase units of the Fund in the open market, to be provided to eligible employees as bonus compensation. Threshold amounts and participation rates are as follows:

Excess percentage	Proportion of excess percentage paid to plan Trustee
5% or less	Nil
Greater than 5% and up to 10%	10% of any excess over 5%
Greater than 10% and up to 20%	10% of any excess over 5%, plus 20% of any excess over 10%
Greater than 20%	10% of any excess over 5%, plus 20% of any excess over 10%, plus 25% of any excess over 20%

No amounts have been accrued to the Plan during the period.

12. Unit-based compensation

Under the terms of the Acquisition Agreement between the Vendor and Fund, the Fund assumed certain obligations under an employment agreement with the Chief Financial Offer. Under the terms of that agreement, XS Cargo LP issued 6,944 XS Cargo Exchangeable Units and 4,789 Subordinated LP Units to the Chief Financial Officer following the completion of the initial public offering. The unit-based award was recorded as administrative and operating costs in the amount of $117,330, the estimated fair value of the units on the grant date, and resulted in an increase in non-controlling interest. In addition, under the employment agreement the Fund may issue a maximum of 6,944 of XS Cargo Exchangeable LP Units and 4,789 Subordinated LP Units per year based on performance. For the three months ended September 30, 2005 the Fund has accrued a contingent award of $40,000 which if granted will be issued in May 2006.

13. Financial instruments

Foreign currency risk

The Fund purchases a significant amount of its inventory from suppliers in the United States. Consequently, the Fund's gross margin is exposed to foreign exchange fluctuations. This exposure is limited because the Fund does not enter into significant future purchase commitments, but wires funds in advance upon placing orders with United States suppliers.

Interest rate risk

The Fund's term loan, as described in note 6 bears interest with floating rates over prime or the appropriate bankers' acceptance rate, thus exposing the Fund to interest rate fluctuations.

Fair value of financial instruments

The Fund's financial instruments consist of cash, rebate and other receivables, accounts payable and accrued liabilities, distributions payable and term loan. The carrying amounts of cash, rebate and other receivables, accounts payable and accruals, and distributions payable approximate their fair values due to their relatively short terms to maturity. The carrying value of the term loan approximates fair value since the interest rate fluctuates with the prime rate and approximates market rate.

14. Variable interest entity

Pursuant to the business acquisition described in note 3, the Fund assumed a vendor supply and volume rebate agreement with Samra Imports Ltd., ("Samra"). Samra imports products from China which it sells to the Fund and other customers. Samra is the Fund's largest supplier accounting for approximately 19% of the Fund's purchases since the commencement of the agreement and the Fund is Samra's largest customer. The purpose of the agreement is to outline the supply terms and to provide the Fund with a rebate based on its significant volume of purchases from Samra. The Fund has determined that Samra is a variable interest entity and that the supply and rebate agreement represents a variable interest in Samra. The Fund has determined, however, that it is not the primary beneficiary under the supply and rebate agreement since the Fund is not entitled to receive a majority of Samra's expected residual returns or absorb a majority of its expected losses.

During the three months ended September 30, 2005, the Fund purchased approximately $1,490,000 (May 17, 2005 to September 30, 2005 - $2,010,000) of inventory from Samra, and as at September 30, 2005 the Fund had made deposits of $1,133,911, for inventory that had not yet been delivered. Samra issued the Fund a volume rebate for purchases made from the three months ended September 30, 2005 in the amount of $140,000 (May 17, 2005 to September 30, 2005 - $190,000).

15. Basic and diluted earnings per unit

The following table outlines the adjustments to the numerator and denominator to calculate the basic and diluted earning per unit:

	Basic Earnings per Unit	*Dilution Adjustments*	*Diluted Earnings per Unit*
Three months ended September 30, 2005			
Net earnings	1,173,328	1,129,551 (a)	2,302,879
Average Units outstanding	6,106,000	5,878,183 (b)	11,984,183
Earnings per Unit	0.192		0.192
May 17, 2005 to September 30, 2005			
Net earnings	1,920,624	1,848,979 (a)	3,769,603
Average Units outstanding	6,106,000	5,878,183 (b)	11,984,183
Earnings per Unit	0.315		0.315

(a) Adjustment to add back non-controlling interest if Exchangeable LP Units and Subordinated LP Units are converted to Fund Units

(b) Adjustment to reflect the conversion of Exchangeable LP Units and Subordinated LP Units to Fund Units on a one-for-one basis

16. Seasonal nature of the business

The Fund's results for the period are not necessarily indicative of the results that may be expected for the full year due to seasonal variations in sales levels. The business acquired from the Vendor historically experiences a higher level of sales in the fourth calendar quarter due to seasonal shopping patterns. Occupancy-related expenses, certain administrative and operating expenses, amortization, and interest expense remain relatively steady throughout the year.

17. Segmented information

Each store constitutes an operating segment in that its performance is monitored by senior management and discreet financial information is available. Since each store sells the same products to the same types of customers and uses similar distribution and sales processes, they have been aggregated for reporting purposes into one segment.

18. Subsequent events

Subsequent to the balance sheet date, XS Cargo entered into lease agreements to open two new stores in Medicine Hat, Alberta and Surrey, British Columbia.

NEWS RELEASE **NOVEMBER 14, 2005**

XS CARGO INCOME FUND ANNOUNCES NOVEMBER CASH DISTRIBUTION

Edmonton, Alberta - XS Cargo Income Fund (the "Fund") (TSX: "XSC.UN") announced today a cash distribution of $0.09375 per trust unit for the month of November, 2005. The distribution will be paid on December 15, 2005 to holders of record of trust units on November 30, 2005.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

The Fund is an open-ended trust that holds, indirectly, a 51% interest in XS Cargo Limited Partnership ("XS Cargo LP"). XS Cargo LP is one of the largest broadline closeout retailers in Canada with 25 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba and Ontario. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "XSC.UN".

Additional information about XS Cargo Income Fund is available at www.sedar.com and the Fund's website at www.xscargo.com.

For further information, please contact:

Michael McKenna
President and Chief Executive Officer,
XS Cargo Income Fund
(780) 413-4296

Jeff Rootman
Vice-President, Finance and Chief Financial Officer,
XS Cargo Income Fund
(780) 413-4296

Famous Brands (Edmonton) Inc.
Operating as XS Cargo
Interim Financial Statements
April 30, 2005

Famous Brands (Edmonton) Inc.
Operating as XS Cargo
Balance Sheets

	April 30, 2005 (Unaudited)	October 31, 2004
Assets		
Current		
Cash	**14,286,727**	1,779,726
Short-term investments	**-**	5,283,664
Rebate and other receivables	**150,869**	1,334,200
Inventory	**16,940,585**	19,150,193
Prepaid expenses and deposits	**543,546**	207,480
Deposits on inventory	**3,779,612**	1,815,106
	35,701,339	29,570,369
Property and equipment *(Note 3)*	**1,965,974**	1,217,794
Deferred charges *(Note 4)*	**124,288**	-
Investment *(Note 5)*	**209,000**	209,000
Future income taxes *(Note 6)*	**214,615**	116,177
	38,215,216	31,113,340
Liabilities		
Current		
Accounts payable and accrued liabilities	**4,635,910**	3,970,058
Line of credit and interest payable to Famous Brands Inc. *(Note10)*	**3,593,478**	3,638,873
Contributions payable to employee profit sharing plan *(Note 10)*	**8,621,000**	12,711,038
Loan payable to employee profit sharing plan *(Note 10)*	**12,151,597**	3,701,534
Class E redeemable, retractable preferred shares *(Note 8)*	**727,970**	727,970
	29,729,955	24,749,473
Unamortized lease inducements *(Note 7)*	**365,564**	145,591
	30,095,519	24,895,064
Shareholders' Equity		
Share capital *(Note 8)*	**7,145,430**	5,062,270
Retained earnings	**974,267**	1,156,006
	8,119,697	6,218,276
	38,215,216	31,113,340

Approved on behalf of the board

(Signed) Michael McKenna

Director

The accompanying notes are an integral part of these financial statements

Famous Brands (Edmonton) Inc.
Operating as XS Cargo
Statements of Operations and Retained Earnings

	Three months ended April 30, 2005 *(Unaudited)*	*Three months ended April 30, 2004 (Unaudited)*	***Six months ended April 30, 2005*** *(Unaudited)*	*Six months ended April 30, 2004 (Unaudited)*
Sales	**20,035,920**	14,991,447	**49,483,330**	38,518,868
Cost of sales	**12,650,206**	9,745,731	**31,505,255**	24,640,265
Gross margin	**7,385,714**	5,245,716	**17,978,075**	13,878,603
Expenses				
Administrative and operating	**4,079,960**	2,771,691	**8,770,810**	6,400,186
Amortization of property and equipment	**153,881**	105,772	**289,341**	209,599
Management salaries	**136,839**	135,626	**270,286**	269,046
	4,370,680	3,013,089	**9,330,437**	6,878,831
Earnings from operations	**3,015,034**	2,232,627	**8,647,638**	6,999,772
Other income (expense)				
Employee profit sharing plan contributions *(Note 10)*	**(3,060,000)**	(2,027,750)	**(8,621,000)**	(6,775,750)
Interest income	**73,415**	41,467	**113,837**	67,955
Foreign exchange loss	**(8,287)**	(13,361)	**(64,264)**	(15,971)
Finance charges *(Note 10)*	**(148,750)**	(148,750)	**(285,000)**	(246,343)
Interest on loan from employee profit sharing plan *(Note 10)*	**(54,670)**	(30,179)	**(71,389)**	(50,423)
	(3,198,292)	(2,178,573)	**(8,927,816)**	(7,020,532)
Income (loss) before income taxes	**(183,258)**	54,054	**(280,178)**	(20,760)
Provision for (recovery of) income taxes				
Future *(Note 6)*	**(66,374)**	17,837	**(98,439)**	(10,080)
Net (loss) income	**(116,884)**	36,217	**(181,739)**	(10,680)
Retained earnings, beginning of period	**1,091,151**	1,224,304	**1,156,006**	1,271,201
Retained earnings, end of period	**974,267**	1,260,521	**974,267**	1,260,521

The accompanying notes are an integral part of these financial statements

Famous Brands (Edmonton) Inc.
Operating as XS Cargo
Statements of Cash Flows

	Three months ended April 30, 2005 (Unaudited)	*Three months ended April 30, 2004 (Unaudited)*	*Six months ended April 30, 2005 (Unaudited)*	*Six months ended April 30, 2004 (Unaudited)*
Cash provided by (used for) the following activities				
Operating activities				
Cash received from customers	**19,938,217**	14,904,830	**49,483,330**	38,518,868
Cash paid to suppliers and employees	**(16,199,224)**	(15,032,736)	**(38,793,978)**	(33,609,605)
Interest received	**73,415**	41,467	**113,837**	67,955
Interest paid	**(160,542)**	(110,652)	**(401,784)**	(302,968)
	3,651,866	(197,091)	**10,401,405**	4,674,250
Payment to employee profit sharing plan	**(12,711,038)**	(5,296,000)	**(12,711,038)**	(5,296,000)
	(9,059,172)	(5,493,091)	**(2,309,633)**	(621,750)
Financing activities				
Redemption of preferred shares	**-**	-	**(1,000,000)**	(1,000,000)
Issuance of preferred shares	**3,083,160**	3,494,092	**3,083,160**	3,494,092
Advance from Famous Brands Inc.	**-**	1,000,000	**-**	1,000,000
Loan advances from employee profit sharing plan	**12,711,038**	5,296,000	**12,711,038**	5,296,000
Repayments of loan from employee profit sharing plan	**(3,555,486)**	(4,506,725)	**(4,260,975)**	(5,375,288)
	12,238,712	5,283,367	**10,533,223**	3,414,804
Investing activities				
Purchases of property and equipment	**(750,114)**	(30,234)	**(1,037,521)**	(116,740)
Net effect of translation on foreign currency cash	**614**	46,326	**37,268**	24,319
Increase in cash and cash equivalents	**2,430,040**	(193,632)	**7,223,337**	2,700,633
Cash and cash equivalents, beginning of period	**11,856,687**	8,132,837	**7,063,390**	5,238,572
Cash and cash equivalents, end of period	**14,286,727**	7,939,205	**14,286,727**	7,939,205

The accompanying notes are an integral part of these financial statements

1. Basis of presentation

The company commenced operations on November 15, 1997 as a result of an amalgamation of Famous Brands (Edmonton) Inc. and a predecessor company. The company operates 21 (as at October 31, 2004 –17; as at April 30, 2004 – 15) retail stores under the name XS Cargo.

2. Accounting policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and may not include all necessary disclosures required by generally accepted accounting principles for annual financial statements. The financial statements include the following significant accounting policies:

Cash and cash equivalents

Cash and cash equivalents include balances with banks and short-term investments with maturities of three months or less at acquisition.

Short-term investments

Short-term investments are carried at the lower of cost and market value.

Inventory

Inventory is valued at the lower of cost, determined using the average cost basis, and net realizable value.

Vendor volume rebate

The company receives a volume rebate from a particular vendor, which is accrued based on purchases from that vendor and included in rebate and other receivables. The portion of the rebate related to goods that the company has subsequently sold is recorded as a reduction of cost of sales and the portion related to goods that remain in inventory is recorded as a reduction of inventory costs.

Deposits on inventory

On certain purchases the company pays either a deposit or the balance in full prior to taking possession of the goods. Such payments are recorded as deposits on inventory until the company takes possession of the goods, at which time the balance is transferred to inventory.

Property and equipment

Property and equipment are recorded at cost. Amortization is provided using methods and rates intended to amortize the cost of assets over their estimated useful lives.

	Method	Rate
Leasehold improvements	straight-line	Shorter of lease term and 5 years
Office, computer and mobile equipment	straight-line	20 %
Signs	straight-line	20 %

Investments

Portfolio investments are recorded at cost. If the market value of investments is lower than cost, and the decline in market value is other than temporary, the investments are written down to market value.

Future income taxes

The Company follows the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

Revenue recognition

Revenue from retail sales is recognized at the point of sale.

Lease inducements

Lease inducements are received from certain of the company's landlords, primarily in the form of rent-free periods. Lease inducements are recorded as a liability when received and are amortized as a reduction of rent expense over the terms of the related leases.

Foreign currency translation

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction dates. Carrying values of monetary assets and liabilities reflect the exchange rates at the balance sheet date. Translation gains and losses are included in current earnings.

Variable interest entities

Effective November 1, 2004, the company adopted new guidance issued by the Canadian Institute of Chartered Accountants relating to the consolidation of variable interest entities. Under this guidance, the company must identify entities in which it has a variable interest by either contract, ownership or other pecuniary interests. Where the company is the primary beneficiary of an entity in which it has a variable interest, that entity is consolidated. As disclosed in note 12, the company has a variable interest in one company, but has determined that it is not the primary beneficiary of that entity.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. For example, amortization is based on the estimated useful lives of property and equipment and inventory is recorded after an evaluation as to the net realizable value and is appropriately reduced if net realizable value is estimated to be below cost. As well, freight costs are allocated to inventory based on a percentage of the freight paid in the year in comparison to the total purchases made in the year. This percentage is then applied to the ending inventory balance.

These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

3. Property and equipment

	Cost	*Accumulated amortization*	*April 30, 2005 Net book value*	*Cost*	*Accumulated Amortization*	*October 31, 2004 Net book value*
Leasehold improvements	**537,349**	**324,781**	**212,568**	450,678	275,247	175,431
Office, computer and mobile equipment	**2,780,999**	**1,141,369**	**1,639,630**	1,871,419	921,968	949,451
Signs	**227,195**	**113,419**	**113,776**	185,925	93,013	92,912
	3,545,543	**1,579,569**	**1,965,974**	2,508,022	1,290,228	1,217,794

4. Deferred charges

Deferred charges represent amounts paid for professional fees and other costs incurred in connection with the disposition of the assets and liabilities of the business as described in note 16. On closing of the transaction, the deferred amounts will be deducted from the gross proceeds of the sale and reduce the gain on disposition.

5. Investment

Investment consists of a guaranteed investment certificate with a Canadian chartered bank. The company has an agreement with that financial institution that allows it to enter into foreign exchange forward contracts and the investment is restricted and pledged as collateral under the agreement. No contracts were outstanding during the current or comparative periods.

6. Future income taxes

The nature and tax effect of items that give rise to the company's future income tax asset are as follows:

	April 30, 2005	*October 31, 2004*
Property and equipment	**71,089**	52,054
Lease inducements	**135,259**	55,324
Other	**8,267**	8,799
	214,615	116,177

6. Future income taxes - continued

The provision for income taxes is at an effective tax rate which differs from enacted corporate tax rates for the following reasons:

	Three months ended April 30, 2005	*Three months ended April 30, 2004*	***Six months ended April 30, 2005***	*Six months ended April 30, 2004*
Income (loss) before income taxes	**(183,258)**	54,054	**(280,178)**	20,760
Substantially enacted federal and provincial corporate income tax rates	**36%**	37.5%	**36%**	37.5%
Expected tax provision	**(65,973)**	20,270	**(100,864)**	(7,785)
Adjustments				
Non-deductible items	**1,744**	151	**2,417**	377
Other	**(2,145)**	(2,584)	**8**	(2,672)
Provision for (recovery of) income taxes	**(66,374)**	17,837	**(98,439)**	(10,080)

7. Unamortized lease inducements

	April 30, 2005	*October 31, 2004*
Cost	**603,151**	345,712
Accumulated amortization	**(237,587)**	(200,121)
	365,564	145,591

Lease inducements received are non-cash transactions in the form of rent-free periods and, as such, have been excluded from the statement of cash flows.

8. Share capital

	April 30, 2005	*October 31, 2004*
Authorized		
Class A common voting shares		
Class B common voting shares		
Class C common non-voting shares		
Class D common non-voting shares		
Class E redeemable, retractable, non-voting preferred shares		
Class F redeemable, non-voting preferred shares		
All unlimited in number		
Issued		
Classified as shareholders' equity:		
200 Class A shares	**100**	100
100 Class C shares	**100**	100
71,452 (October 31, 2004 – 50,621) Class F shares, redeemable at $100 per share	**7,145,230**	5,062,070
	7,145,430	5,062,270
Classified as liabilities:		
765 Class E shares, redeemable at $951.59 per share	**727,970**	727,970

Class F preferred shares are redeemable at the option of the company at any time and are not retractable at the option of the holder. Redemption of Class F preferred shares is only mandatory in the event of death or termination of employment of the holder. Class F preferred share transactions from the period November 1, 2003 to April 30, 2005 are summarized below:

	Number	*Amount*
Balance, October 31, 2003	**24,939**	**2,493,892**
Shares issued	41,882	4,188,178
Shares redeemed	(16,200)	(1,620,000)
Balance, October 31, 2004	**50,621**	**5,062,070**
Shares issued	30,831	3,083,160
Shares redeemed	(10,000)	(1,000,000)
Balance, April 30, 2005	**71,452**	**7,145,230**

Class E preferred shares are retractable by the holder and therefore have the properties of a liability. The Class E preferred shares are classified as a current liability on the balance sheet at their redemption amount.

9. Commitments

The company occupies the premises of its stores, warehouses and office under lease agreements requiring basic monthly rents for the periods indicated and in aggregate as follows:

Remaining 6 months ending October 31, 2005	1,172,992
Years ending October 31,	
2006	2,148,238
2007	1,676,851
2008	1,344,089
2009	1,082,811
2010	583,224
Thereafter	776,148
Total	8,784,353

10. Related party transactions

Related party transactions were conducted in the normal course of operations and measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

a) Advances from Famous Brands Inc.

An inventory line of credit not to exceed $3,500,000 has been made available to the company by Famous Brands Inc., which is wholly owned by the controlling shareholder of the company. The company pays interest to Famous Brands Inc. at a rate equal to the greater of the prime lending rate charged by the Royal Bank of Canada plus 5% per annum or 12% per annum. In addition, in any fiscal year where the company's earnings before management bonuses, contributions to the employee profit sharing plan and taxes exceed $600,000, an interest participation payment shall be paid to Famous Brands Inc. equal to the lesser of 5% of the outstanding principal amount or the amount by which the company's earnings before management bonuses, employee profit sharing plan contributions and taxes exceed $600,000. Such financing changes amounted to $148,750 (2004 - $148,750) for the three months ended April 30, 2005 and $285,000 (2004 – 246,343) for the six months ended April 30, 2005.

The company has signed a general security agreement as collateral on advances from Famous Brands Inc.

b) Accounts payable

Included in accounts payable is $226,908 (October 31, 2004 - $412,035) due to shareholders for reimbursement of expenses paid and property and equipment purchased by shareholders on behalf of the company. Amounts payable to shareholders are non-interest bearing and are due within the next fiscal year.

c) Contributions and loan payable to employee profit sharing plan

The Famous Brands (Edmonton) Inc. employee profit sharing plan (the "Plan") is a trust established to administer and distribute profits of the company to certain employees. The controlling shareholder of the company is the trustee of the Plan.

Contributions payable to the employee profit sharing plan represent accruals of current year earnings to the Plan and will be paid to the Plan within 120 days of the year-end.

Loan payable to employee profit sharing plan represents amounts that have been loaned back to the company from the Plan. The loan bears interest at 2% per annum and is due within the next fiscal year. Interest of $54,670 (2004 - $30,179) for the three months ended April 30, 2005 and $71,389 (2004 - $50,423) for the six months ended April 30, 2005 was recorded on the loan.

11. Financial instruments

Foreign currency risk

The company purchases a significant amount of its inventory from suppliers in the United States. Consequently, the company's gross margin is exposed to foreign exchange fluctuations. This exposure is limited because the company does not enter into significant future purchase commitments, but wires funds in advance upon placing orders with United States suppliers.

Interest rate risk

The company pays interest on advances from Famous Brands Inc. based on the Royal Bank of Canada prime lending rate, thus exposing the company to interest rate fluctuations, if interest rates go above 7% (see note 10(a)).

Fair value of financial instruments

The company's financial instruments consist of cash, short-term investments, rebate and other receivables, accounts payable and accrued liabilities, investment, contributions and loan payable to employee profit sharing plan, the line of credit from Famous Brands Inc., and Class E preferred shares. The amount of short-term investments, rebate and other receivables, accounts payable and accruals, contributions and loan to employee profit sharing plan and Class E preferred shares approximate their fair values due to either their demand nature or relatively short terms to maturity. The carrying values of the investment and line of credit approximate fair values since the interest rates fluctuate with the prime rate.

12. Comparative figures

Certain comparative figures have been reclassified to conform with current year presentation.

13. Variable interest entity

During the year ended October 31, 2004 the company entered into a vendor supply and volume rebate agreement with Samra Imports Ltd., ("Samra"). Samra imports products from China which it sells to the company and other customers. Samra is the company's largest supplier accounting for approximately 19.2% of the company's purchases since the commencement of the agreement and the company is Samra's largest customer. The purpose of the agreement is to outline the supply terms and to provide the company with a rebate based on its significant volume of purchases from Samra. The company has determined that Samra is a variable interest entity and that the supply and rebate agreement represents a variable interest in Samra. The company has determined, however, that it is not the primary beneficiary under the supply and rebate agreement since the company is not entitled to receive a majority of Samra's expected residual returns or absorb a majority of its expected losses.

During the three months ended April, 2005, the company purchased approximately $1,200,000 of inventory from Samra, and as at April 30, 2005 the company had made deposits of $1,270,759, for inventory that had not yet been delivered. Samra issued the company a volume rebate for purchases made from the period February 1, 2005 to April 30, 2005 in the amount of $104,000, which is included in rebate and other receivables as at April 30, 2005.

14. Seasonal nature of the business

The company's results for the period are not necessarily indicative of the results that may be expected for the full year due to seasonal variations in sales levels. The company historically experiences a higher level of sales in the first quarter due to seasonal shopping patterns. Occupancy-related expenses, certain administrative and operating expenses, amortization, and interest expense remain relatively steady throughout the year.

15. Segmented information

Each store constitutes an operating segment in that its performance is monitored by senior management and discreet financial information is available. Since each store sells the same products to the same types of customers and uses similar distribution and sales processes, they have been aggregated for reporting purposes into one segment.

16. Subsequent events

On May 6, 2005 XS Cargo Income Fund (the "Fund") filed a prospectus relating to the initial public offering of units of the Fund (the "Offering"). The Fund is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust dated April 6, 2005. The Fund has been created to invest in the discount retail business, through an indirect acquisition of the controlling interest of XS Cargo Limited Partnership and its general partner XS Cargo GP Inc. Concurrent with the closing of the Offering, XS Cargo Limited Partnership will acquire substantially all of the assets and assume some of the liabilities of the company.

Subsequent to the balance sheet date the company entered into lease agreements for two new stores which opened in May 2005.

All of the Class F preferred shares were redeemed and the line of credit from Famous Brands Inc. was repaid subsequent to the balance sheet date.

XS CARGO INCOME FUND

Quarterly Report

For the period from April 6, 2005 to June 30, 2005

(including business operations from May 17, 2005 to June 30, 2005)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited consolidated interim financial statements and accompanying notes (the "Interim Financial Statements") of XS Cargo Income Fund (the "Fund") for the initial period from April 6, 2005 to June 30, 2005, which includes business operations from May 17, 2005 to June 30, 2005. Results are reported in Canadian dollars unless otherwise stated and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain dollar amounts have been rounded to the nearest thousand dollars, while other amounts have been rounded to the nearest hundred thousand dollars. References to the notes are to the notes of the Interim Financial Statements of the Fund unless otherwise stated.

This MD&A is dated August 11, 2005.

OVERVIEW OF THE FUND

Issuance of Fund Units and Acquisition

XS Cargo Income Fund is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to a Declaration of Trust dated April 6, 2005. The Fund has been created to invest in the broadline closeout retail business, through an indirect acquisition of the controlling interest of XS Cargo Limited Partnership ("XS Cargo LP") and its general partner ("GP") (collectively "XS Cargo"), and such other investments as the Trustees may determine.

The Fund commenced business operations on May 17, 2005, when it completed an initial public offering (the "IPO") of 6,106,000 trust units ("Fund Units"), at a price of $10 per unit, for aggregate gross proceeds of $61,060,000. Concurrent with the closing of the IPO, the Fund acquired a 51% indirect interest in XS Cargo LP (note 3) and XS Cargo LP acquired the net assets (the "Acquired Business") of Famous Brands (Edmonton) Inc. (the "Vendor").

The acquisition of the Fund's interest in the Acquired Business has been accounted for using the purchase method.

The purchase has been allocated to the assets acquired and liabilities assumed, as follows:

Property and equipment	2,373,558
Goodwill	102,440,975
Intangible assets	8,655,000
	113,469,533
Net working capital	16,561,367
	130,060,900
Consideration, being cash from IPO and new credit facilities	71,396,400
XS Cargo LP Exchangeable LP Units	34,719,700
XS Cargo LP Subordinated LP Units	23,944,800
Total consideration	130,060,900

The Fund is in the process of finalizing its estimate of the costs of issuance and the fair value of assets acquired and the liabilities assumed. Working capital amounts as at May 17, 2005 have been estimated and, pursuant to the purchase agreement with the Vendor, the purchase price will be adjusted to reflect the actual amount of working capital purchased when it is determined. The Fund expects to complete this process by December 31, 2005.

The Fund Units trade on the Toronto Stock Exchange under the symbol XSC.UN.

Non-GAAP Measures

References to "EBITDA" are to earnings before interest, income taxes, depreciation and amortization and references to "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, EBITDA is a useful supplemental measure of performance and cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes. Specifically, management believes that EBITDA is the appropriate measure from which to make adjustments to determine the distributable cash of the Fund. Distributable cash of the Fund is a measure generally used by open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by the Fund relative to the price of the Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist prospective investors in assessing an investment in the Fund.

Earnings from operations for disclosure under "Combined Second Quarter Operating Results" has been calculated as described below. In the case of the Fund, earnings from operations have been derived by adding interest expense, amortization of property and equipment and intangible assets, unit-based compensation and non-controlling interest to net earnings for the period. In the case of the Vendor, earnings from operations have been derived by adding amortization expense, employee profit sharing plan contributions, interest expense, and income tax expense to net earnings (loss) for the period.

EBITDA, distributable cash and earnings from operations are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Investors are cautioned that EBITDA, distributable cash and earnings from operations should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's methods of calculating EBITDA, distributable cash and earnings from operations may differ from the methods used by other issuers may not be comparable to similar measures presented by other issuers.

Basis of Management's Discussion and Analysis

The Fund was established on April 6, 2005 and acquired, indirectly, the Acquired Business on May 17, 2005. Accordingly, the Fund's initial reporting period only includes business operations from May 17, 2005 to June 30, 2005.

To provide more meaningful information, the following MD&A refers to the combined operating results of the Fund and the Vendor for the three months ended June 30, 2005. The combined second quarter operating results are compared to the Vendor's results of operations for the three months ended June 30, 2004 (See "Non-GAAP Measures").

It is management's view that employee profit sharing plan contributions incurred by the Vendor are not relevant when compared to the Fund because of differences between the structure and policies of the Fund to those of the Vendor

The Business of the Fund

XS Cargo LP operates 23 closeout retail stores in Alberta, British Columbia, Manitoba, Saskatchewan and Ontario.

Operating Highlights

The second quarter of 2005 was a period of significant growth and milestones for the business of XS Cargo. The opening of a new distribution centre in Mississauga, Ontario effectively doubled XS Cargo's distribution infrastructure. Previously, all of XS Cargo's stores were supplied from its Edmonton based distribution facilities. The addition of an eastern distribution centre was a critical step for XS Cargo's continued expansion plans in Ontario and will make expansion into the Maritime Provinces feasible.

Although the Mississauga distribution centre has only been open for a short time, it has already allowed XS Cargo to distribute merchandise to all of its stores each week, as opposed to the two-week distribution cycle used previously.

Other than the costs of the products themselves, freight is XS Cargo's most significant cost. Distributing merchandise to the Ontario stores from the eastern distribution centre is expected to reduce freight costs as a percentage of sales, however, net savings are not expected to be realized until the third or fourth quarter due to the additional operating costs of the distribution centre.

In addition to completing the IPO and opening the distribution centre, XS Cargo opened four new retail stores during the quarter in Hamilton, Kingston, Calgary and Lethbridge. All of the new store grand openings were successful and the stores are contributing positively to gross margin, net earnings and cash flow from operations.

Distributable Cash and Cash Distributions

The Fund's policy is to distribute annually to unitholders available cash from operations after cash required for capital expenditures, working capital reserve and other reserves considered advisable by the Trustees of the Fund. The policy allows the Fund to make stable monthly distributions to its unitholders based on its estimate of distributable cash for the year. The Fund pays cash distributions on or about the 15th of the month to unitholders of record on the last business day of the previous month.

The following table summarizes the distributions for the period:

		Fund Units		Exchangeable LP Units and Subordinated LP Units		Total	
Record Date	**Payment Date**	**Declared $**	**Paid $**	**Declared $**	**Paid $**	**Declared $**	**Paid $**
June 21, 2005	July 15, 2005	846,902	-	815,304	-	1,662,206	-

Distributions are paid on Fund Units, XS Cargo LP Exchangeable LP Units and XS Cargo LP Subordinated LP Units. As of June 30, 2005 the following number of units were outstanding:

Fund Units (Note 9)	6,106,000
XS Cargo LP Exchangeable LP Units (Note 10)	3,478,914
XS Cargo LP Subordinated LP Units (Note 10)	2,399,269
	11,984,183

During the period the Fund approved distributions of $0.1387 per Fund Unit to unitholders. The distributions in the current period were funded from cash-flow generated from operations since the Fund's inception. Distributions during the period were consistent with the distributions contemplated in the Fund's final prospectus dated May 6, 2005 (available on www.sedar.com.) Subsequent to the initial distribution for the period from May 17, 2005 to June 30, 2005, the Fund currently anticipates making equal monthly distributions of $0.09375 per Fund Unit, or $1.125 per Fund Unit on an annual basis.

It is the Fund's policy to review the monthly distributions on at least a quarterly basis.

Distributable Cash per Unit (Fund Units, XS Cargo LP Exchangeable LP Units, XS Cargo LP Subordinated LP Units)

	May 17, 2005 to June 30, 2005
Earnings before non-controlling interest	1,466,724
Add: Amortization of property and equipment	60,030
Add: Amortization of intangible assets	149,000
Add: Interest expense	85,676
EBITDA	1,761,430
Add: Stock based compensation	117,330
Less: Interest paid	(85,676)
Less: Purchase of property and equipment	(25,281)
Distributable cash	1,767,803
Average Units outstanding during the period	11,984,183
Distributable cash per Unit	0.1475
Distributions declared	1,662,206
Distributions declared per Unit	0.1387

For the period from May 17, 2005 to June 30, 2005, the Fund had distributable cash per unit of $0.1475. Basic and diluted earnings per unit for the period were $0.122 per unit.

Unitholders' Equity and Non-controlling Interest

The following table outlines the Fund Units and non-controlling interest outstanding as of June 30, 2005.

	Units	Issue Costs	Unitholders' Equity	Non-controlling Interest
Fund Units	6,106,000	4,663,600	56,396,400	-
Special Voting Units	5,878,183	-	-	-
Non-controlling Interest	5,878,183	-	-	58,685,954

SELECTED FINANCIAL INFORMATION AND RESULTS FROM OPERATIONS

Combined Second Quarter Operating Results

The following table shows the unaudited results of the Fund combined with the unaudited results of the Vendor for the Second Quarter of 2005 compared to the Vendor's Second Quarter of 2004. Combined sales, cost of sales and administrative and operating expenses have been derived from the unaudited financial statements of the Vendor and the unaudited interim consolidated financial statements of the Fund. The sales, cost of sales, and administrative and operating expenses for the period from April 1, 2004 to June 30, 2004 have been derived from the financial statements of the Vendor and are presented for comparative purposes. The results of operations for these periods are not necessarily indicative of the results of operations to be expected in any given period.

	Fund May 17 to June 30, 2005	Vendor April 1 to May 16, 2005	Combined Fund and Vendor 2nd Quarter 2005	Vendor 2nd Quarter 2004	Change Q2 2005 to Q2 2004
Sales	11,755,952	10,920,041	22,675,993	16,238,817	6,437,176
Cost of Sales	7,328,286	6,878,725	14,207,011	10,325,186	3,881,825
Gross Margin	4,427,666	4,041,316	8,468,982	5,913,631	2,555,351
Administrative and Operating Expenses*	2,546,602	2,342,555	4,889,157	2,886,002	2,003,155
Earnings from Operations, as defined*	1,881,064	1,698,761	3,579,825	3,027,629	552,196

* Earnings from operations have been calculated as described under "Non-GAAP Measures" above. For purposes of this table, administrative and operating expenses exclude the expenses outlined in the calculation of Earnings from Operations as described under "Non-GAAP Measures".

Second Quarter Sales

Second Quarter sales increased by $6.4 million from $16.2 million to $22.7, an increase of 39.5%. The increase in sales was attributable to seven new stores that were open in the Second Quarter of 2005 that were not open in 2004. The new stores contributed a combined $6.7 million in sales, however, three of those stores (Edmonton, Calgary and Brampton) were opened in close proximity to existing stores, which caused a slight decrease in same store sales of $0.3 million. Excluding the four existing stores that experienced cannibalization from new stores with overlapping trading areas, same store sales increased by 1.6% over the second quarter of 2004. The new stores in Edmonton, Calgary and Brampton were accretive to sales in their relative markets during the quarter, contributing over $1.5 million of sales in excess of the decrease in existing stores.

Second Quarter Cost of Sales and Gross Margin

Cost of sales increased by $3.9 million from $10.3 million to $14.2 million, an increase of 37.9%, primarily as a result of new store openings.

Gross margin increased by $2.6 million from $5.9 million to $8.5 million, an increase of 43.2%. Of the increase in gross margin, $2.4 million was attributable to seven additional stores in 2005 compared to 2004 and the remaining $0.2 million was the result of an increase in gross margin percentage from 36.4% to 37.4%. The increase in gross margin percentage is the result of XS Cargo's continued ability to improve product selection with higher margin items.

Combined Administrative and Operating Expenses

Administrative and operating expenses increased by approximately $2.0 million from $2.9 million to $4.9 million. The increase is primarily the result of increases in rent ($0.4 million increase), wages ($0.6 million increase) and advertising ($0.6 million increase). Most of the increase in these expenses was the result of new store openings. During the period, an eastern distribution centre was opened in Mississauga, Ontario. XS Cargo incurred additional administrative and operating costs of $0.2 million in connection with the new distribution centre during the period, but freight savings associated with distributing products to the Ontario stores from an eastern distribution centre are not expected to be realized until the third or fourth quarter of 2005.

Fund Initial Reporting Period Net Earnings

For the period from May 17, 2005 to June 30, 2005, the Fund experienced net earnings of $747,296, or $0.122 per unit on a basic and diluted basis.

Financial Position

The following are the significant assets, liabilities and equity of the Fund as at June 30, 2005:

	June 30, 2005
Cash	5,950,883
Current assets	22,050,463
Total assets	135,336,247
Current liabilities excluding term loan	5,266,498
Term loan, due May 2006	15,000,000
Non-controlling interest	58,685,954
Unitholders' equity	56,396,400

LIQUIDITY AND CAPITAL RESOURCES

Distributable Cash and Cash Distributions

The Fund's policy is to make stable monthly distributions to its Unitholders based on its estimate of distributable cash for the year. It has a policy to pay cash distributions on or about the 15th of each month to Unitholders of record on the last business day of the previous month.

During the period, the Fund declared distributions of $0.1387 per Fund Unit to Unitholders, $846,902 in total.

Credit Facilities

In May 2005 the Fund established credit facilities with a Canadian chartered bank. These credit facilities consisted of a $7.5 million demand revolving operating loan and a $15 million committed non-revolving term loan. On May 17, 2005 the Fund drew $15 million on the term loan in connection with the acquisition. No amounts have been drawn on the operating loan.

Capital Expenditures

From May 17, 2005 to June 30, 2005 the Fund incurred capital expenditures of $25,281 funded by cash generated from operations. As at June 30, 2005 the Fund does not have significant capital expenditure commitments and intends to continue to finance its capital expenditures with cash generated from operations.

Interest Rate Risk and Sensitivity

The Fund is not significantly impacted by interest rate changes. The Fund's long-term debt bears interest with floating rates based on the bank's prime rate, thus exposing the Fund to interest rate fluctuations. A 1.0% increase in interest rates would have an impact of $150,000 annually ($18,750 for the period from May 17, 2005 to June 30, 2005) on distributable cash based on $15 million of debt outstanding.

Contractual Obligations

The table below sets forth the contractual obligations of the Fund as of June 30, 2005, due in the years indicated, which related to various premises operating leases and the $15,000,000 term loan that matures on May 17, 2006, but may be extended with approval of the lender until 2008.

	Total	2005	2006	2007	2008	2009 and thereafter
Operating leases	14,679,664	1,400,866	2,909,793	2,388,045	2,141,382	5,839,578
Term loan	15,000,000	15,000,000	-	-	-	-
Total	29,679,664	16,400,866	2,909,793	2,388,045	2,141,382	5,839,578

Off-Balance Sheet Arrangements

The Fund has not entered into any off-balance sheet arrangements.

Critical Accounting Estimates

Because of the nature of the Fund's business and assets, management does not believe that there are critical accounting policies that rely on estimates.

Changes in Accounting Policies

Management is not aware of any recent accounting pronouncements or developments that will affect the Fund's financial statements. Management will continue to monitor and assess the impact of accounting pronouncements on the financial statements of the Fund as they become available.

Financial Instruments

Due to the nature of its business, the Fund does not engage in activities or hold assets that would require the Fund to acquire financial instruments for hedging or speculative purposes. The financial instruments that are held by the Fund are held in the normal course of operations and as a result no significant accounting policies need to be adopted or assumptions made in reporting the Fund's financial instruments.

Transactions with Related Parties

Transactions with related parties include XS Cargo LP's purchase of the assets of the business from the Vendor. As of June 30, 2005, $724,675 was due to the Vendor. This amount arose as a result of difference between the estimated working capital that would be purchased by the Fund as of May 17, 2005 and the actual amount of working capital purchased as well as to reimburse the Vendor for issuance costs paid on the Fund's behalf.

Outlook

Management believes that operating results will continue to improve in the upcoming year due to new store openings, the realization of freight savings from the new distribution centre in Ontario and the consolidation of XS Cargo's existing Edmonton distribution and warehousing operations. Based on leases currently in place, XS Cargo plans to open new stores in Oshawa, Ontario and Victoria, British Columbia in the third quarter.

Additional Information

Additional information relating to the Fund is available on SEDAR (www.sedar.com) and on the Fund's website at www.xscargo.com.

RISK FACTORS

The Fund's results of operations, business prospects, financial condition, cash distributions to unitholders and the trading price of the Fund's units are subject to a number of risks. These risk factors include: the ability to maintain profitability and manage growth; the ability to expand through new store openings; the ability to source products in adequate quantities and on acceptable terms; changes in trends and consumer tastes; economic conditions and consumer spending; competition; reliance on centralized distribution centres; freight costs; ability to maintain comparable store sales; seasonality and fluctuations in quarterly results; reliance on management information systems; increase in the cost of, or disruption in the flow of, imported products; successful management of exposure to merchandise returns; foreign exchange fluctuations; costs and availability of insurance coverage; protection of intellectual property; reliance on key personnel; labour matters; absence of history as a public company; dependence on external funding sources; uncertainties arising from world events; and property taxes. For a discussion of these risks

and other risks associated with an investment in Fund Units, see "Risk Factors" detailed in the Fund's final prospectus dated May 6, 2005 available at www.sedar.com.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements. All statements other than statements of historical fact contained in this MD&A are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, proposed store openings, budgets, litigation, projected costs and plans and objectives of or involving the Fund or XS Cargo LP. You can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in the MD&A. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors".

The information contained in this MD&A, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and XS Cargo LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this MD&A are made as of the date of this MD&A and, except as required by law, the Fund assumes no obligation to update or revise them to reflect new events or circumstances.

XS Cargo Income Fund
Interim Consolidated Financial Statements
Unaudited
June 30, 2005

XS Cargo Income Fund
Consolidated Balance Sheet

	June 30, 2005 (Unaudited)
Assets	
Current	
Cash	5,950,883
Rebate and other receivables	62,000
Inventory	13,358,317
Deposits on inventory	2,232,602
Prepaid expenses and deposits	446,661
	22,050,463
Property and equipment *(Note 4)*	**2,338,809**
Intangible assets *(Note 5)*	**8,506,000**
Goodwill *(Note 3)*	**102,440,975**
	135,336,247
Liabilities	
Current	
Accounts payable and accrued liabilities	2,879,617
Due to Vendor *(Note 6)*	724,675
Distributions payable to unitholders *(Note 9)*	846,902
Distributions payable to non-controlling interest *(Note 10)*	815,304
	5,266,498
Term loan *(Note 7)*	15,000,000
	20,266,498
Unamortized lease inducements *(Note 8)*	**87,001**
	20,353,499
Non-controlling interest *(Note 10)*	**58,685,954**
	79,039,453
Unitholders' Equity	
Fund Units *(Note 9)*	**56,396,400**
Cumulative earnings	
Net earnings for the period	**747,296**
Distributions declared	**(846,902)**
	56,296,794
	135,336,247

The accompanying notes are an integral part of these financial statements

XS Cargo Income Fund

Consolidated Statement of Earnings and Cumulative Earnings

For the period from April 6, 2005, including operations from May 17, 2005 (date of commencement of business operations) to June 30, 2005

	(Unaudited)
Sales	**11,755,952**
Cost of sales	**7,328,286**
Gross margin	**4,427,666**
Expenses	
Administrative and operating	**2,663,932**
Amortization of property and equipment	**60,030**
Amortization of intangible assets	**149,000**
	2,872,962
Earnings before the undernoted	**1,554,704**
Other expenses	
Interest on term loan	**85,676**
Foreign exchange loss	**2,304**
	87,980
Earnings before non-controlling interest	**1,466,724**
Non-controlling interest *(Note 10)*	**719,428**
Net earnings for the period	**747,296**
Basic and diluted earnings per unit *(Note 16)*	**0.122**

The accompanying notes are an integral part of these financial statements

XS Cargo Income Fund
Consolidated Statement of Cash Flows
For the period from April 6, 2005, including operations from
May 17, 2005 (date of commencement of business operations) to June 30, 2005

	(Unaudited)
Cash provided by (used for) the following activities	
Operating activities	
Net earnings for the period	**747,296**
Items not affecting cash	
Non-controlling interest	**719,428**
Amortization of property and equipment	**60,030**
Amortization of intangible assets	**149,000**
Unit-based compensation *(Note 13)*	**117,330**
Leasehold inducements received	**87,001**
	1,880,085
Net change in non-cash working capital	**4,212,164**
	6,092,249
Financing activities	
Repayment of amounts due to Vendor	**(180,180)**
Net proceeds from the issuance of Units	**56,396,400**
Proceeds from term loan	**15,000,000**
	71,216,220
Investing activities	
Purchases of property and equipment	**(25,281)**
Business acquisition – net of cash acquired *(Note 3)*	**(71,332,305)**
	(71,357,586)
Increase in cash and cash equivalents	**5,950,883**
Cash and cash equivalents, end of period	**5,950,883**

Supplementary cash flow information:

Interest paid	**85,676**

The accompanying notes are an integral part of these financial statements

1. The Fund

XS Cargo Income Fund (the "Fund") is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust dated April 6, 2005. The Fund has been created to invest in the broadline closeout retail business, through an indirect acquisition of the controlling interest of XS Cargo Limited Partnership ("XS Cargo LP") and its general partner ("GP") (collectively "XS Cargo"), and such other investments as the Trustees may determine. Income tax obligations related to the distributions of the Fund are obligations of the Unitholder.

The Fund commenced business operations on May 17, 2005, when it completed an initial public offering (the "IPO") of 6,106,000 trust units ("Fund Units"), at a price of $10 per unit, for aggregate gross proceeds of $61,060,000. Concurrent with the closing of the IPO, the Fund acquired a 51% indirect interest in XS Cargo LP (note 3) and XS Cargo LP acquired the net assets (the "Acquired Business") of Famous Brands (Edmonton) Inc. (the "Vendor"). XS Cargo LP operates 23 closeout retail stores in Alberta, British Columbia, Manitoba, Saskatchewan and Ontario.

2. Accounting policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and may not include all necessary disclosures required by generally accepted accounting principles for annual financial statements. The financial statements include the following significant accounting policies:

Cash and cash equivalents

Cash and cash equivalents include balances with banks and short-term investments with maturities of three months or less at acquisition.

Inventory

Inventory is valued at the lower of cost, determined using the average cost basis, and net realizable value.

Vendor volume rebate

The Fund receives a volume rebate from a particular vendor, which is accrued based on purchases from that vendor and included in rebate and other receivables. The portion of the rebate related to goods that the Fund has subsequently sold is recorded as a reduction of cost of sales and the portion related to goods that remain in inventory is recorded as a reduction of inventory costs.

Deposits on inventory

On certain purchases the Fund pays either a deposit or the balance in full prior to taking possession of the goods. Such payments are recorded as deposits on inventory until the Fund takes possession of the goods, at which time the balance is transferred to inventory.

Property and equipment

Property and equipment are recorded at cost. Amortization is provided using methods and rates intended to amortize the cost of assets over their estimated useful lives. The Fund will test its property and equipment for impairment when events and circumstances warrant such a review. Amortization rates are set forth below:

	Method	Rate
Leasehold improvements	straight-line	Shorter of lease term and 5 years
Office, computer and mobile equipment	straight-line	20 %
Signs	straight-line	20 %

Goodwill

Goodwill represents the excess of the cost of an acquired business over the estimated fair value of the identifiable net assets acquired. Goodwill is not amortized, but is tested at least annually for impairment. The Fund analyzes its business as one reporting unit because all of the components of the reporting unit have similar economic characteristics. The Fund uses a discounted cash flow model to assess the fair value of the reporting unit annually. If the carrying value of the reporting unit exceeds its fair value, the fair value is allocated to the assets and liabilities of the reporting unit and the resulting difference between the carrying value and fair value of goodwill is recorded as an impairment loss is reported in income of the current period.

Intangible assets

Intangible assets acquired at the time of the IPO represent management's estimate of the fair value of the XS Cargo brand name and trademark, supplier contract, technology, non-competition agreements and the value attributed to property leases at less than market rates. The intangible assets related to the brand name and trademark, supplier agreement and technology have indefinite lives and are not amortized. The intangible assets related to the non-competition agreements are amortized on a straight-line basis over the 3 year term of the agreements and the amount attributable to property leases is amortized over the remaining term of the lease. The Fund will assess the carrying value of the intangible assets when events or circumstances warrant such a review. An impairment loss is recorded when it is determined that the carrying amount of the assets is not recoverable and exceeds the fair value.

Future income taxes

The Fund complies with the Income Tax Act (Canada) to qualify as a mutual fund trust. A mutual fund trust is subject to tax in each taxation year on the amount of its income for the year, including the net realized taxable capital gains, less the portion thereof that it claims in respect of the amounts paid or payable to the unitholders for the year. The Fund intends to allocate all of its income and net realized capital gains, including those amounts derived from XS Cargo LP, so that the Fund will not generally be liable for income tax and as such, corporate income taxes have not been provided for the in the Fund.

Revenue recognition

Revenue from retail sales is recognized at the point of sale.

Lease inducements

Lease inducements are received from certain of the Fund's landlords, primarily in the form of rent-free periods. Lease inducements are recorded as a liability when received and are amortized as a reduction of rent expense over the terms of the related leases.

Foreign currency translation

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction dates. Carrying values of monetary assets and liabilities reflect the exchange rates at the balance sheet date. Translation gains and losses are included in current earnings.

Variable interest entities

The Fund has adopted new guidance issued by the Canadian Institute of Chartered Accountants relating to the consolidation of variable interest entities. Under this guidance, the Fund must identify entities in which it has a variable interest by either contract, ownership or other pecuniary interests. Where the Fund is the primary beneficiary of an entity in which it has a variable interest, that entity is consolidated. As disclosed in note 15, the Fund has a variable interest in one company, but has determined that it is not the primary beneficiary of that entity.

Unit-based compensation

Under the terms of an employment agreement, XS Cargo LP may issue a maximum of 6,944 additional XS Cargo LP Exchangeable LP Units and 4,789 additional XS Cargo LP Subordinated LP Units per annum to the Fund's Chief Financial Officer as performance based compensation, on approval of the Chief Executive Officer and the Fund's Governance and Compensation Committee. Compensation expense, which is included in administrative and operating expenses, is measured at the estimated fair value of the units awarded on the grant date.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. For example, amortization is based on the estimated useful lives of property and equipment and inventory is recorded after an evaluation as to the net realizable value and is appropriately reduced if net realizable value is estimated to be below cost. As well, freight costs are allocated to inventory based on a percentage of the freight paid in the year in comparison to the total purchases made in the year. This percentage is then applied to the ending inventory balance.

These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

3. Issuance of Units and business acquisition

On May 17, 2005, the Fund completed the IPO for aggregate proceeds of $61,060,000. The cost of the issuance of Units was $4,663,600 resulting in net proceeds of $56,396,400. The Fund used the net proceeds from the IPO to acquire an indirect 51% interest in XS Cargo LP, represented by 6,106,000 Ordinary LP Units. XS Cargo LP combined these Funds with proceeds from new credit facilities (note7) to acquire 100% of the net business assets of the Vendor.

The acquisition of the Fund's interest in the Acquired Business has been accounted for using the purchase method and has been allocated to the assets acquired and liabilities assumed, as follows:

Property and equipment	2,373,558
Goodwill	102,440,975
Intangible assets	8,655,000
	113,469,533
Net working capital	16,591,367
	130,060,900
Consideration, being cash from IPO and new credit facilities	71,396,400
XS Cargo LP Exchangeable LP Units	34,719,700
XS Cargo LP Subordinated LP Units	23,944,800
Total consideration	130,060,900

Included in net working capital is cash acquired of $64,095.

The Fund is in the process of finalizing its estimate of the costs of issuance and the fair value of assets acquired and the liabilities assumed. Working capital amounts as at May 17, 2005 have been estimated and, pursuant to the purchase agreement with the Vendor, the purchase price will be adjusted to reflect the actual amount of working capital purchased when it is determined. The Fund expects to complete this process by December 31, 2005.

4. Property and equipment

	Cost	*Accumulated Amortization*	*June 30, 2005 Net book value*
Leasehold improvements	**251,140**	**6,322**	**244,818**
Office, computer and mobile equipment	**2,010,516**	**50,258**	**1,960,258**
Signs	**137,183**	**3,450**	**133,733**
	2,398,839	**60,030**	**2,338,809**

5. Intangible assets

	Cost	Accumulated Amortization	June 30, 2005 Net book value
Indefinite life			
Brand name and trademark	**690,000**	**-**	**690,000**
Supplier contract	**3,385,000**	**-**	**3,385,000**
Databases of sales and purchasing history	**430,000**	**-**	**430,000**
	4,505,000	**-**	**4,505,000**
Limited life			
Operating lease agreements	**1,600,000**	**42,750**	**1,557,250**
Non-competition agreements	**2,550,000**	**106,250**	**2,443,750**
	4,150,000	**149,000**	**4,001,000**
	8,655,000	**149,000**	**8,506,000**

6. Due to Vendor

The balance due to Vendor arose as a result of differences between the estimated working capital that would be purchased by the Fund as of May 17, 2005 and the actual amount of working capital purchased as well as amounts owing to reimburse the Vendor for issuance costs paid on the Fund's behalf. The actual amount of working capital is to be determined and the balance due to Vendor paid by December 31, 2005. The amount due to Vendor is not interest bearing.

7. Credit Facilities

Term Loan

Term loan consists of a committed $15,000,000 non-revolving term loan facility. The term loan is collateralized by a first charge on all present and after acquired personal property and an assignment of inventory. Interest on the term facility is charged at the lender's Canadian prime rate or U.S. base rate plus 0.25% to 0.75% or the banker's acceptance rate plus 1.75% to 2.25%, depending on the Fund's senior debt to EBITDA ratio. The credit facility includes limits on incurring additional indebtedness or granting encumbrances without the consent of the lender and is subject to the maintenance of senior debt to EBITDA, current assets to current liabilities and fixed charge coverage ratios and minimum equity.

The term loan was drawn in the form of prime rate loans on May 17, 2005 concurrent with the acquisition described in note 3. During the period, interest was charged at a rate of prime plus 0.25% and totaled $85,676. The term loan matures and the principal amount is due on May 17, 2006 and includes two options to renew for an additional year, with a maximum term to May 17, 2008 based on approval by the lender.

Operating Loan

The Fund has available under its credit facilities a $7,500,000 demand revolving loan. Under the terms of the credit facility agreement, the operating loan is collateralized along with the term loan as described above. Interest on the operating loan will vary between the lender's prime rate and the lender's prime rate plus 0.25% depending on the Fund's ratio of senior debt to EBITDA.

No amounts have been drawn on the operating loan during the period.

8. Unamortized lease inducements

	June 30, 2005
Cost	89,741
Accumulated amortization	(2,740)
	87,001

Lease inducements received are non-cash transactions in the form of rent-free periods and, as such, have been added back as a non-cash item in operating activities on the statement of cash flows.

9. Unitholders' Equity

Fund Units

During the period, the following units were issued and are outstanding at the end of the period:

	Number of Units #	*Issue Costs $*	*Net Capital Contributions $*
Fund Units	6,106,000	4,663,600	56,396,400
	6,106,000	4,663,600	56,396,400

An unlimited number of Fund Units may be created and issued pursuant to the Declaration of Trust. Each Fund Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding up of the Fund. All Fund Units have equal voting rights or privileges.

Distributions payable to Unitholders

Distributions to Unitholders are determined based on earnings before amortization, but reduced by capital expenditures. Distributions totaling $0.1387 per Fund Unit ($846,902) were declared by the Fund for the period ended June 30, 2005.

10. Non-controlling interest

	XS Cargo LP Exchangeable LP Units #	*XS Cargo LP Subordinated LP Units* #	*Total* #
Issued on Closing of IPO (note 3)	3,471,970	2,394,480	5,866,450
Issued subsequent to IPO – unit-based compensation – (note 13)	6,944	4,789	11,733
	3,478,914	2,399,269	5,878,183
	$	$	$
Issued on Closing of IPO (note 3)	34,719,700	23,944,800	58,664,500
Issued subsequent to IPO – unit-based compensation – (note 13)	69,440	47,890	117,330
	34,789,140	23,992,690	58,781,830
Non-controlling interest – earnings	425,790	293,638	719,428
Distributions declared	(482,525)	(332,779)	(815,304)
	34,732,405	23,953,549	58,685,954

XS Cargo LP Exchangeable LP Units ("Exchangeable LP Units")

The Exchangeable LP Units issued by XS Cargo LP have economic and voting rights equivalent to the Fund Units (note 9), except in connection with the exchangeability terms as described below. They are exchangeable directly or indirectly, on a one-for-one basis for Fund Units at the option of the holder, under the terms of the Exchange Agreement. The Exchangeable LP Units are not required to be exchanged for Fund Units before transferring to third parties. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract # 151.

Each Exchangeable LP Unit entitles the holder to receive distributions from XS Cargo LP pro rata with distributions made by XS Cargo LP on Fund Units.

XS Cargo LP Subordinated LP Units ("Subordinated LP Units")

The Subordinated LP Units have economic and voting rights equivalent to the Fund Units (note 9), except in connection with the subordination terms as described below. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151.

Distributions are to be made monthly on the Fund Units (note 9) and Exchangeable LP Units equal to $0.09375 per Unit to the extent cash is available to make cash distributions. Distributions on the Subordinated LP Units are subordinated and are made quarterly in an amount equal to the amount distributed on Fund Units and Exchangeable LP Units and to the extent cash is available to make such distributions.

The Subordinated LP Units will be automatically exchanged for Exchangeable LP Units on a one-for-one basis and the subordination provisions will apply until the end of any fiscal year ending on or after December 31, 2006 if, for that fiscal year the Fund has earned EBITDA (earnings before interest, taxes, depreciation and amortization) of at least $14.432 million and the Fund has paid distributions of at least $1.125 per Fund Unit for such fiscal year.

Fund Special Voting Units

	Number #	*Amount* $
Issued on Closing of IPO (note 3)	5,866,450	-
Issued subsequent to IPO – unit- based compensation – (note 13)	11,733	-
	5,878,183	-

Fund Special Voting Units are non-participating and are used solely for providing voting rights to persons holding Exchangeable LP Units and Subordinated LP Units. Fund Special Voting Units are not transferable separately from Exchangeable LP Units and Subordinated LP Units to which they relate. The Fund Special Voting Units are not entitled to any beneficial interest in any distribution from the Fund or in the net assets of the Fund in the event of a termination or winding up of the Fund. Each Fund Unit and Fund Special Voting Unit entitles the holder thereof to one vote at all meetings of the Unitholders.

If the Exchangeable LP Units or the Subordinated LP Units are purchased in accordance with the Exchange Agreement, a like number of Fund Special Voting Units will be redeemed by the Fund for a nominal amount. The Fund issued 5,866,450 Fund Special Voting Units relating to the 3,471,970 Exchangeable LP Units and 2,394,480 Subordinated LP units that were issued at the time of the IPO.

Distributions payable to non-controlling interest

Distributions to non-controlling interest are determined based on earnings, before amortization, but reduced by capital expenditures. Distributions totaling $0.1387 per Exchangeable LP Unit ($482,525) and Subordinated LP Unit ($332,779) were declared by the Fund for the period ended June 30, 2005.

11. Commitments

The Fund occupies the premises of its stores, warehouses and office under lease agreements requiring basic monthly rents for the periods indicated and in aggregate as follows:

Remaining 6 months ending December 31, 2005	
Years ending December 31,	1,400,866
2006	2,909,793
2007	2,388,045
2008	2,141,382
2009	1,904,740
2010	1,169,106
Thereafter	2,765,732
Total	14,679,664

In addition, as described in note 7, the principal balance on the Fund's committed term loan is due on May 17, 2006, but the Fund has two options to request a one-year extension, with a maximum term to May 17, 2008 based on approval of the lender.

12. Long-term incentive plan

The Fund has adopted a long-term incentive plan (the "Plan") to provide key senior management, officers and directors of the Fund with compensation opportunities that will enhance the ability of the Fund to attract, retain and motivate key personnel and reward these key employees for significant performance and associated per unit cash flow growth. Fund bonuses, in the form of the Units of the Fund, will be provided to eligible employees on an annual basis where the distributable cash of the Fund exceeds certain specified threshold amounts.

If the distributable cash flow per unit exceeds the base distribution, a percentage of the distributable cash (the participation rate) is contributed by the Fund into a long-term incentive pool. The funds in the pool are used to purchase units of the Fund in the open market, to be provided to eligible employees as bonus compensation. Threshold amounts and participation rates are as follows:

Excess percentage	Proportion of excess percentage paid to plan Trustee
5% or less	Nil
Greater than 5% and up to 10%	10% of any excess over 5%
Greater than 10% and up to 20%	10% of any excess over 5%, plus 20% of any excess over 10%
Greater than 20%	10% of any excess over 5%, plus 20% of any excess over 10%, plus 25% of any excess over 20%

No amounts have been accrued to the Plan during the period.

13. Unit-based compensation

Under the terms of the Acquisition Agreement between the Vendor and Fund, the Fund assumed certain obligations under an employment agreement with the Chief Financial Offer. Under the terms of that agreement, XS Cargo LP issued 6,944 XS Cargo Exchangeable Units and 4,789 Subordinated LP Units to the Chief Financial Officer following the completion of the initial public offering. The unit-based award was recorded as administrative and operating costs in the amount of $117,330, the estimated fair value of the units on the grant date, and resulted in an increase in non-controlling interest.

14. Financial instruments

Foreign currency risk

The Fund purchases a significant amount of its inventory from suppliers in the United States. Consequently, the Fund's gross margin is exposed to foreign exchange fluctuations. This exposure is limited because the Fund does not enter into significant future purchase commitments, but wires funds in advance upon placing orders with United States suppliers.

Interest rate risk

The Fund's term loan, as described in note 7 bears interest with floating rates over prime or the appropriate bankers' acceptance rate, thus exposing the Fund to interest rate fluctuations.

Fair value of financial instruments

The Fund's financial instruments consist of cash, rebate and other receivables, accounts payable and accrued liabilities, distributions payable and term loan. The carrying amounts of cash, rebate and other receivables, accounts payable and accruals, and distributions payable approximate their fair values due to their relatively short terms to maturity. The carrying value of the term loan approximates fair value since the interest rate fluctuates with the prime rate and approximates market rate.

15. Variable interest entity

Pursuant to the business acquisition described in note 3, the Fund assumed a vendor supply and volume rebate agreement with Samra Imports Ltd., ("Samra"). Samra imports products from China which it sells to the Fund and other customers. Samra is the Fund's largest supplier accounting for approximately 19% of the Fund's purchases since the commencement of the agreement and the Fund is Samra's largest customer. The purpose of the agreement is to outline the supply terms and to provide the Fund with a rebate based on its significant volume of purchases from Samra. The Fund has determined that Samra is a variable interest entity and that the supply and rebate agreement represents a variable interest in Samra. The Fund has determined, however, that it is not the primary beneficiary under the supply and rebate agreement since the Fund is not entitled to receive a majority of Samra's expected residual returns or absorb a majority of its expected losses.

During the period from May 17, to June 30, 2005, the Fund purchased approximately $520,000 of inventory from Samra, and as at June 30, 2005 the Fund had made deposits of $689,089, for inventory that had not yet been delivered. Samra issued the Fund a volume rebate for purchases made from the period May 17 to June 30, 2005 in the amount of $50,000, which is included in rebate and other receivables as at June 30, 2005.

16. Basic and diluted earnings per unit

The following table outlines the adjustments to the numerator and denominator to calculate the basic and diluted earning per unit:

	Basic Earnings per Unit	***Dilution Adjustments***	***Diluted Earnings per Unit***
Net earnings	747,296	719,428(a)	1,466,724
Average Units outstanding	6,106,000	5,878,183(b)	11,984,183
Earnings per Unit	0.122		0.122

(a) Adjustment to add back non-controlling interest if Exchangeable LP Units and Subordinated LP Units are converted to Fund Units

(b) Adjustment to reflect the conversion of Exchangeable LP Units and Subordinated LP Units to Fund Units on a one-for-one basis

17. Seasonal nature of the business

The Fund's results for the period are not necessarily indicative of the results that may be expected for the full year due to seasonal variations in sales levels. The business acquired from the Vendor historically experiences a higher level of sales in the fourth calendar quarter due to seasonal shopping patterns. Occupancy-related expenses, certain administrative and operating expenses, amortization, and interest expense remain relatively steady throughout the year.

18. Segmented information

Each store constitutes an operating segment in that its performance is monitored by senior management and discreet financial information is available. Since each store sells the same products to the same types of customers and uses similar distribution and sales processes, they have been aggregated for reporting purposes into one segment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited consolidated interim financial statements and accompanying notes (the "Interim Financial Statements") of XS Cargo Income Fund (the "Fund") for the initial period from April 6, 2005 to September 30, 2005, which includes business operations from May 17, 2005 to September 30, 2005. Results are reported in Canadian dollars unless otherwise stated and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain dollar amounts have been rounded to the nearest thousand dollars, while other amounts have been rounded to the nearest hundred thousand dollars. References to notes are to the notes to the Interim Financial Statements of the Fund unless otherwise stated.

This MD&A is dated November 9, 2005.

OVERVIEW OF THE FUND

Issuance of Fund Units and Acquisition

XS Cargo Income Fund is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to a Declaration of Trust dated April 6, 2005. The Fund invests in the broadline closeout retail business, through an indirect controlling interest in XS Cargo Limited Partnership ("XS Cargo LP") and its general partner ("GP") (collectively "XS Cargo"), and such other investments as the Trustees may determine.

The Fund commenced business operations on May 17, 2005, when it completed an initial public offering (the "IPO") of 6,106,000 trust units ("Fund Units"), at a price of $10 per unit, for aggregate gross proceeds of $61,060,000. Concurrent with the closing of the IPO, the Fund acquired a 51% indirect interest in XS Cargo LP (note 3) and XS Cargo LP acquired the net assets (the "Acquired Business") of Famous Brands (Edmonton) Inc. (the "Vendor").

The acquisition of the Fund's interest in the Acquired Business has been accounted for using the purchase method.

The purchase price has been allocated to the assets acquired and liabilities assumed, as follows:

Property and equipment	2,373,558
Goodwill	101,788,426
Intangible assets	8,655,000
	112,816,984
Net working capital	16,979,392
	129,796,376
Consideration, being cash from IPO and new credit facilities	71,131,876
XS Cargo LP Exchangeable LP Units	34,719,700
XS Cargo LP Subordinated LP Units	23,944,800
Total consideration	129,796,376

The Fund is in the process of finalizing its estimate of the costs of issuance and the fair value of assets acquired and liabilities assumed. Working capital amounts as at May 17, 2005 have been estimated and, pursuant to the purchase agreement with the Vendor, the purchase price will be adjusted to reflect the actual amount of working capital purchased when it is determined. The Fund expects to complete this process by December 31, 2005.

The Fund Units trade on the Toronto Stock Exchange under the symbol XSC.UN.

Non-GAAP Measures

References to "EBITDA" are to earnings before interest, income taxes, depreciation and amortization and references to "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, EBITDA is a useful supplemental measure of performance and cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes. Specifically, management believes that EBITDA is the appropriate measure from which to make adjustments to determine the distributable cash of the Fund. Distributable cash of the Fund is a measure generally used by open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by the Fund relative to the price of the Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist prospective investors in assessing an investment in the Fund.

Earnings from operations for disclosure under "Third Quarter Operating Results" and "Year to Date Operating Results" has been calculated as described below. In the case of the Fund, earnings from operations have been derived by adding interest expense, amortization of property and equipment and intangible assets, unit-based compensation and non-controlling interest to net earnings for the period. In the case of the Vendor, earnings from operations have been derived by adding amortization expense, employee profit sharing plan contributions, interest expense, and income tax expense to net earnings (loss) for the period.

EBITDA, distributable cash and earnings from operations are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Investors are cautioned that EBITDA, distributable cash and earnings from operations should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's methods of calculating EBITDA, distributable cash and earnings from operations may differ from the methods used by other issuers and may not be comparable to similar measures presented by other issuers.

Basis of Management's Discussion and Analysis

The Fund was established on April 6, 2005 and acquired, indirectly, the Acquired Business on May 17, 2005. Accordingly, the Fund's Interim Financial Statements only include business operations from May 17, 2005 to September 30, 2005.

To provide more meaningful information, the following MD&A refers to the operating results of the Fund for the three months ended September 30, 2005 and the combined nine months (year-to-date) operating results of the Fund from May 17, 2005 to September 30, 2005 and the Vendor from January 1, 2005 to May 16, 2005. These operating results are compared to the Vendor's results of operations for the three months and nine months ended September 30, 2004 (See "Non-GAAP Measures").

It is management's view that employee profit sharing plan contributions incurred by the Vendor are not relevant when compared to the Fund because of differences between the structure and policies of the Fund to those of the Vendor.

The Business of the Fund

XS Cargo LP operates 25 closeout retail stores in Alberta, British Columbia, Manitoba, Saskatchewan and Ontario.

Operating Highlights

Strong business fundamentals and a conservative structure at the time of its initial public offering have allowed the Fund to maintain a strong financial position despite facing significant logistical challenges during the quarter. The most significant disruption was a

six-week shutdown of the ports at Vancouver, British Columbia due to a trucking strike, which effectively stopped the flow of our merchandise imported from China. Since merchandise directly imported from China accounts for approximately 20% of XS Cargo's purchases, the strike had a significant, albeit temporary, impact on sales during the quarter as described in "Third Quarter Sales" below. Since the Fund's monthly cash distributions were established based on the Vendor's prior year financial results with no adjustments for the anticipated contribution from new stores, the Fund was in a strong position to withstand unexpected disruptions such as the port strike with no adverse affect on its ability to make monthly distributions. The additional earnings from new stores more that offset the impact of the strike, with earnings from operations for the third quarter of 2005 exceeding earnings from operations for the third quarter of 2004 (see "Third Quarter Operating Results").

Despite the logistical challenges related to Chinese imports, there were several positive developments during the quarter. New stores were opened in Whitby, Ontario and Victoria, British Columbia. Most importantly, gross margin percentages continue to improve, which reflects our continued ability to source brand name, high demand merchandise at significant discounts to regular wholesale prices, and the overall quality of XS Cargo's inventory.

In spite of significant upward pressure on fuel prices, freight expense decreased as a percentage of sales in the quarter. This is the result of opening a new distribution centre in Mississauga, Ontario. The efficiencies gained from two distribution centres more than offset freight price increases. In late September, freight savings began exceeding the additional operating costs of the second distribution centre. A net reduction in total distribution costs is expected in the fourth quarter.

SELECTED FINANCIAL INFORMATION AND RESULTS FROM OPERATIONS

Third Quarter Operating Results

The following table shows the unaudited results of the Fund for the Third Quarter of 2005 compared to the Vendor's Third Quarter of 2004. The sales, cost of sales, and administrative and operating expenses for the period from July 1, 2004 to September 30, 2004 have been derived from the financial statements of the Vendor and are presented for comparative purposes. The results of operations for these periods are not necessarily indicative of the results of operations to be expected in any given period.

	Fund July 1, 2005 to September 30, 2005	Vendor July 1, 2004 to September 30, 2004	Change Q3 2005 to Q3 2004
Sales	20,775,101	17,058,724	3,716,377
Cost of Sales	12,968,554	11,147,855	1,820,699
Gross Margin	7,806,547	5,910,869	1,895,678
Administrative and Operating Expenses*	4,848,017	3,093,100	1,754,917
Earnings from Operations, as defined*	2,958,530	2,817,769	140,761

	Fund May 17 to Sept 30, 2005	Vendor Jan 1 to May 16, 2005	Combined Fund and Vendor nine months ended September 30, 2005	Vendor nine months ended September 30, 2004	Change 2005 over 2004
Sales	32,531,053	28,400,077	60,931,130	47,307,885	13,623,245
Cost of Sales	20,296,840	18,380,761	38,677,601	30,936,101	7,741,500
Gross Margin	12,234,213	10,019,316	22,253,529	16,371,784	5,881,745
Administrative and Operating Expenses*	7,396,923	6,234,880	13,631,803	8,950,299	4,681,504
Earnings from Operations, as defined*	4,837,290	3,784,436	8,621,726	7,421,485	1,200,241

* Earnings from operations have been calculated as described under "Non-GAAP Measures" above. For purposes of this table, administrative and operating expenses exclude the expenses outlined in the calculation of Earnings from Operations as described under "Non-GAAP Measures".

Third Quarter Sales

Third Quarter sales increased by $3.7 million from $17.1 million in 2004 to $20.8 million in 2005, an increase of 21.6%. The increase in sales was attributable to nine new stores that were open in the Third Quarter of 2005 that were not open in 2004. The new stores contributed a combined $6.0 million in sales, which was offset by a decrease of $2.3 million in same store sales. There were two factors affecting same store sales during the quarter. A trucking strike shut down the ports at Vancouver, British Columbia in July and August, stopping the flow merchandise imported directly from China, which accounts for

approximately 20% of the Fund's purchases. Even subsequent to the resolution of the strike, there was a significant backlog of merchandise in both Vancouver and China. Regular flow of merchandise from China had not been restored until after the end of the quarter. In addition to the port strike, four existing stores experienced erosion of sales due to new stores that opened in overlapping trading areas. Those four stores experienced decreases in same store sales of 21%, whereas the stores that were only affected by the port strike experienced decreases in same store sales of 10%. The level of cannibalization from new stores in overlapping trading areas was expected and has not impacted our expansion plan to reach at least 70 XS Cargo stores in Canada.

The following table outlines the percentage of sales by geographical region:

Region	July 1, 2005 to September 30, 2005	July 1, 2004 to September 30, 2004
Ontario	50.1%	49.4%
Alberta	25.4%	22.7%
Saskatchewan and Manitoba	10.8%	14.2%
British Columbia	13.7%	13.7%
Total	100.0%	100.0%

Sales by region are relatively consistent with the prior year. Alberta is growing as a percentage of sales with second stores being opened in Calgary and Edmonton as well as a new store in Lethbridge, whereas no new stores have been opened in Saskatchewan or Manitoba causing that region to decrease as a percentage of sales.

Third Quarter Cost of Sales and Gross Margin

Cost of sales increased by $1.8 million from $11.2 million to $13.0 million, an increase of 16.1%, primarily as a result of new store openings.

Gross margin increased by $1.9 million from $5.9 million to $7.8 million, an increase of 32.2%. Of the increase in gross margin, $1.3 million was attributable to nine additional stores in 2005 compared to 2004 and the remaining $0.6 million was the result of a 2.9% increase in gross margin percentage from 34.7% to 37.6%. 1.2% of the gross margin percentage increase was the result of a reduction in freight costs as a percentage of sales from 8.6% of sales in the third quarter of 2004 to 7.4% of sales in the third quarter of 2005. The decrease in freight costs as percentage of sales was due to efficiencies gained from the Mississauga distribution centre that opened in May 2005. The remaining 1.7% increase in gross margin percentage is the result of XS Cargo's continued ability to improve product selection with higher margin items.

Combined Administrative and Operating Expenses

Administrative and operating expenses increased by approximately $1.8 million from $3.1 million to $4.9 million. The increase is primarily the result of increases in rent ($0.5 million increase), wages ($0.5 million increase) and advertising ($0.3 million increase). Most of the increase in these expenses was the result of new store openings. In addition, incremental public company administrative expenses accounted for $0.1 million of the increase. XS Cargo incurred additional administrative and operating costs of $0.3 million in connection with the new distribution centre that opened in May 2005, but the associated freight savings are included in cost of goods sold.

Fund Net Earnings

For the three months ended September 30, 2005, the Fund had net earnings of $1,173,328, or $0.192 per unit on a basic and diluted basis. Since the commencement of business operations (May 17, 2005) the Fund had net earnings of $1,920,624 or $0.315 per unit on a basic and diluted basis.

Financial Position

The following are the significant assets, liabilities and equity of the Fund as at September 30, 2005:

	September 30, 2005
Cash	2,918,604
Current assets	21,331,432
Total assets	133,860,566
Current liabilities excluding term loan	5,060,114
Term loan, due May 2006	15,000,000
Non-controlling interest	58,162,266
Unitholders' equity	55,752,809

Distributable Cash and Cash Distributions

The Fund's policy is to distribute annually to unitholders available cash from operations after cash required for capital expenditures, working capital reserve and other reserves considered advisable by the Trustees of the Fund. The policy allows the Fund to make stable monthly distributions to its unitholders based on its estimate of distributable cash for

the year. The Fund pays cash distributions on or about the 15th of the month to unitholders of record on the last business day of the previous month.

The following table summarizes the distributions from May 17, 2005 to September 30, 2005:

		Fund Units			Exchangeable LP Units and Subordinated LP Units			Total	
Record Date	**Payment Date**	**Declared $**	**Paid $**		**Declared $**	**Paid $**		**Declared $**	**Paid $**
June 30, 2005	July 15, 2005	846,902	846,902	^	815,304	815,304	^	1,662,206	1,662,206
July 31, 2005	August 15, 2005	572,438	572,438		326,148	326,148		898,586	898,586
August 31, 2005	September 15, 2005	572,437	572,437		326,148	326,148		898,585	898,585
September 30, 2005	October 15, 2005	572,438	-		1,000,943	-		1,573,381	-
		2,564,215	1,991,777		2,468,543	1,467,600		5,032,758	3,459,377

^ The first distribution covered the period from May 17, 2005 to June 30, 2005. Subsequent distributions are monthly on Fund Units and Exchangeable LP Units and quarterly on Subordinated LP Units.

Distributions are paid on Fund Units, XS Cargo LP Exchangeable LP Units and XS Cargo LP Subordinated LP Units. As of September 30, 2005 the following number of units were outstanding:

Fund Units (Note 8)	6,106,000
XS Cargo LP Exchangeable LP Units (Note 9)	3,478,914
XS Cargo LP Subordinated LP Units (Note 9)	2,399,269
	11,984,183

During the three months ended September 30, 2005, the Fund approved distributions of $0.28125 per Fund Unit to unitholders. Distributions during the period were consistent with the distributions contemplated in the Fund's final prospectus dated May 6, 2005 (available on www.sedar.com.) The Fund currently anticipates making equal monthly distributions of $0.09375 per Fund Unit, or $1.125 per Fund Unit on an annual basis.

It is the Fund's policy to review the monthly distributions on at least a quarterly basis.

Distributable Cash per Unit (Fund Units, XS Cargo LP Exchangeable LP Units, XS Cargo LP Subordinated LP Units)

	Three Months Ended September 30, 2005	**May 17, 2005 to September 30, 2005**
Earnings before non-controlling interest	2,302,879	3,769,603
Add: Amortization of property and equipment	129,470	189,500
Add: Amortization of intangible assets	298,000	447,000
Add: Interest expense	188,181	273,857
EBITDA	2,918,530	4,679,960
Add: Unit based compensation	40,000	157,330
Less: Interest paid	(188,181)	(273,857)
Less: Purchase of property and equipment	(198,396)	(223,677)
Distributable cash	2,571,953	4,339,756
Average Units outstanding during the period	11,984,183	11,984,183
Distributable cash per Unit	0.21	0.36
Distributions declared	3,370,552	5,032,758
Distributions declared per Unit	0.28	0.42

For the three months ended September 30, 2005, the Fund had distributable cash per unit of $0.21 (May 17 to September 30, 2005 - $0.36). Basic and diluted earnings per unit for the three months ended September 30, 2005 were $0.19 per unit (May 17 to September 30, 2005 - $0.32).

As disclosed in "Non-GAAP Measures", management views distributable cash as a measure of operating performance of the Fund and therefore begins the reconciliation of distributable cash with net income as opposed to cash flow from operations.

During the three months ended September 30, 2005, cash distributions exceeded distributable cash and the difference was funded with working capital, specifically cash on hand at the beginning of the period. The monthly cash distributions are based on the distributable cash for the 12 months ended January 31, 2005. Since the Fund's business is seasonal in nature, with approximately 40% of the annual distributable cash being generated in the fourth quarter, it is expected that cash distributions based on annual cash flows may exceed distributable cash in some quarters.

Unitholders' Equity and Non-controlling Interest

The following table outlines the Fund Units and non-controlling interest outstanding as of September 30, 2005.

	Units	Issue Costs	Unitholders' Equity	Non-controlling Interest
	#	$	$	$
Fund Units	6,106,000	4,928,124	56,131,876	-
Special Voting Units	5,878,183	-	-	-
Non-controlling Interest	5,878,183	-	-	58,162,266

There were no changes in the number of units issued and outstanding during the period.

LIQUIDITY AND CAPITAL RESOURCES

Distributable Cash and Cash Distributions

The Fund's policy is to make stable monthly distributions to its Unitholders based on its estimate of distributable cash for the year. It has a policy to pay cash distributions on or about the 15th of each month to Unitholders of record on the last business day of the previous month.

During the three months ended September 30, 2005, the Fund declared distributions of $0.28125 per Fund Unit to Unitholders, $1,717,313 in total.

Credit Facilities

In May 2005 the Fund established credit facilities with a Canadian chartered bank. These credit facilities consist of a $7.5 million demand revolving operating loan and a $15 million committed non-revolving term loan. On May 17, 2005 the Fund drew $15 million on the term loan in connection with the acquisition. No amounts have been drawn on the operating loan.

Capital Expenditures

During the quarter the Fund incurred capital expenditures of $198,396 funded by cash generated from operations. $107,387 of the capital expenditures related to new store openings and the remaining $91,009 related to capital expenditures at existing stores and warehouses. As at September 30, 2005, the Fund did not have significant capital expenditure commitments. Subsequent to September 30, 2005, the Fund entered into lease agreements for new stores in Medicine Hat, Albert and Surrey, British Columbia. The new stores will require capital expenditures of approximately $200,000 in fourth quarter and the Fund intends to continue to finance its capital expenditures with cash generated from operations.

Interest Rate Risk and Sensitivity

The Fund is not significantly impacted by interest rate changes. The Fund's long-term debt bears interest with floating rates based on the bank's prime rate, thus exposing the Fund to interest rate fluctuations. A 1.0% increase in interest rates would have an impact of $150,000 annually ($37,500 during the quarter) on distributable cash based on $15 million of debt outstanding.

Contractual Obligations

The table below sets forth the contractual obligations of the Fund as of September 30, 2005, due in the years indicated, which related to various premises operating leases and the $15,000,000 term loan that matures on May 17, 2006, but may be extended with approval of the lender until 2008.

	Total	2005	2006	2007	2008	2009 and thereafter
Operating leases	15,366,916	900,476	3,112,233	2,521,789	2,261,376	6,571,042
Term loan	15,000,000	15,000,000	-	-	-	-
Total	30,366,916	15,900,476	3,112,233	2,521,789	2,261,376	6,571,042

Summary of Quarterly Results

	July 1 to September 30, 2005	May 17 to June 30, 2005
Sales	20,775,101	11,755,952
Net earnings	1,173,328	747,296
Basic and diluted earnings per unit	0.192	0.122

Due to seasonal shopping trends, the fourth quarter is typically the strongest quarter for XS Cargo and the first quarter is the slowest.

Off-Balance Sheet Arrangements

The Fund has not entered into any off-balance sheet arrangements.

Critical Accounting Estimates

Because of the nature of the Fund's business and assets, management does not believe that there are critical accounting policies that rely on estimates.

Changes in Accounting Policies

Management is not aware of any recent accounting pronouncements or developments that will affect the Fund's financial statements. Management will continue to monitor and assess the impact of accounting pronouncements on the financial statements of the Fund as they become available.

Financial Instruments

Due to the nature of its business, the Fund does not engage in activities or hold assets that would require the Fund to acquire financial instruments for hedging or speculative purposes. The financial instruments that are held by the Fund are held in the normal course of operations and as a result no significant accounting policies need to be adopted or assumptions made in reporting the Fund's financial instruments.

Transactions with Related Parties

Transactions with related parties include XS Cargo LP's purchase of the assets of the business from the Vendor on May 17, 2005. During the three months ended September 30, 2005, the Fund repaid amounts due to the Vendor, and there were no related party transactions during the quarter.

Outlook

Management believes that operating results will continue to improve in the upcoming year due to new store openings, the realization of freight savings from the new distribution centre in Ontario, the consolidation of XS Cargo's existing Edmonton distribution and warehousing operations and the introduction of new revenue streams. XS Cargo has entered into lease agreements for new stores in Medicine Hat, Alberta and Surrey, British Columbia, which are scheduled to open in early December, 2005.

On October 1, 2005, XS Cargo introduced a two-year product replacement extended warranty plan. Management believes that the plan will have a positive impact on net income and cash flow from operations. In connection with the product replacement plan, XS Cargo introduced a variable compensation plan for hourly store employees to be paid from the incremental product replacement plan revenue. This compensation plan is expected to significantly reduce the impact of upward pressure on labour costs that is being driven by increases in minimum wages in certain provinces.

Additional Information

Additional information relating to the Fund is available on SEDAR (www.sedar.com) and on the Fund's website at www.xscargo.com.

RISK FACTORS

The Fund's results of operations, business prospects, financial condition, cash distributions to unitholders and the trading price of the Fund's units are subject to a number of risks. These risk factors include: the ability to maintain profitability and manage growth; the ability to expand through new store openings; the ability to source products in adequate quantities and on acceptable terms; changes in trends and consumer tastes; economic conditions and consumer spending; competition; reliance on centralized distribution centres; freight costs; ability to maintain comparable store sales; seasonality and fluctuations in quarterly results; reliance on management information systems; increase in the cost of, or disruption in the flow of, imported products; successful management of exposure to merchandise returns; foreign exchange fluctuations; costs and availability of insurance coverage; protection of intellectual property; reliance on key personnel; labour matters; absence of history as a public company; dependence on external funding sources; uncertainties arising from world events; income tax legislation; and property taxes. For a discussion of these risks and other risks associated with an investment in Fund Units, see "Risk Factors" detailed in the Fund's final prospectus dated May 6, 2005 available at www.sedar.com.

On September 8, 2005, the Department of Finance launched public consultations on tax issues related to publicly traded income trusts and other "flow-through entities". There is a risk that regulatory authorities could alter the tax treatment of income trusts, the distribution of trust income, or the tax on corporations and dividends, which could adversely affect the income trust structure and their market valuations. As of the date of this MD&A the nature and impact of those changes, if any, are unknown.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements. All statements other than statements of historical fact contained in this MD&A are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, proposed store openings, budgets, litigation, projected costs and plans and objectives of or involving the Fund or XS Cargo LP. You can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in the MD&A. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors".

The information contained in this MD&A, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and XS Cargo LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this MD&A are made as of the date of this MD&A and, except as required by law, the Fund assumes no obligation to update or revise them to reflect new events or circumstances.

XS Cargo Income Fund
Interim Consolidated Financial Statements
Unaudited
September 30, 2005

XS Cargo Income Fund
Consolidated Balance Sheet

	September 30, 2005 (Unaudited)
Assets	
Current	
Cash and cash equivalents	2,918,604
Rebate and other receivables	95,755
Inventory	15,089,260
Deposits on inventory	2,746,328
Prepaid expenses and deposits	481,485
	21,331,432
Property and equipment *(Note 4)*	**2,532,708**
Intangible assets *(Note 5)*	**8,208,000**
Goodwill *(Note 3)*	**101,788,426**
	133,860,566
Liabilities	
Current	
Accounts payable and accrued liabilities	3,486,733
Distributions payable to unitholders *(Note 8)*	572,438
Distributions payable to non-controlling interest *(Note 9)*	1,000,943
	5,060,114
Term loan *(Note 6)*	15,000,000
	20,060,114
Unamortized lease inducements *(Note 7)*	**149,901**
	20,210,015
Non-controlling interest *(Note 9)*	**58,162,266**
	78,372,281
Unitholders' Equity	
Fund Units *(Note 8)*	**56,131,876**
Cumulative earnings	
Cumulative earnings	**1,920,624**
Distributions declared	**(2,564,215)**
	55,752,809
	133,860,566

The accompanying notes are an integral part of these financial statements

XS Cargo Income Fund

Consolidated Statements of Earnings and Cumulative Earnings

For the period from April 6, 2005, including operations from
May 17, 2005 (date of commencement of business operations) to September 30, 2005

	Three Months Ended September30, 2005 (Unaudited)	*May 17 to September 30, 2005 (Unaudited)*
Sales	**20,775,101**	**32,531,053**
Cost of sales	**12,968,554**	**20,296,840**
Gross margin	**7,806,547**	**12,234,213**
Expenses		
Administrative and operating	**4,855,730**	**7,519,662**
Amortization of property and equipment	**129,470**	**189,500**
Amortization of intangible assets	**298,000**	**447,000**
	5,283,200	**8,156,162**
Earnings before the undernoted	**2,523,347**	**4,078,051**
Other expenses		
Interest on term loan	**188,181**	**273,857**
Foreign exchange loss	**32,287**	**34,591**
	220,468	**308,448**
Earnings before non-controlling interest	**2,302,879**	**3,769,603**
Non-controlling interest	**1,129,551**	**1,848,979**
Net earnings for the period	**1,173,328**	**1,920,624**
Cumulative earnings, beginning of period	**747,296**	**-**
Cumulative earnings, end of period	**1,920,624**	**1,920,624**
Basic and diluted earnings per unit *(Note 15)*	**0.192**	**0.315**

The accompanying notes are an integral part of these financial statements

XS Cargo Income Fund
Consolidated Statements of Cash Flows
For the period from April 6, 2005, including operations from
May 17, 2005 (date of commencement of business operations) to September 30, 2005

	Three Months Ended September30, 2005 (Unaudited)	*May 17 to September 30, 2005 (Unaudited)*
Cash provided by (used for) the following activities		
Operating activities		
Net earnings for the period	1,173,328	1,920,624
Items not affecting cash		
Non-controlling interest	1,129,551	1,848,979
Amortization of property and equipment	129,470	189,500
Amortization of intangible assets	298,000	447,000
Unit-based compensation *(Note 12)*	40,000	157,330
Leasehold inducements received	62,900	149,901
	2,833,249	4,713,334
Net change in non-cash working capital	(1,486,541)	2,725,623
	1,346,708	7,438,597
Financing activities		
Repayment of amounts due to Vendor	(721,214)	(901,394)
Net proceeds from the issuance of Units	-	56,131,876
Proceeds from term loan	-	15,000,000
Distributions paid to unitholders	(1,991,777)	(1,991,777)
Distributions paid to non-controlling interest	(1,467,600)	(1,467,600)
	(4,180,591)	66,771,105
Investing activities		
Purchases of property and equipment	(198,396)	(223,677)
Business acquisition – net of cash acquired *(Note 3)*	-	(71,067,781)
	(198,396)	(71,291,458)
Increase (decrease) in cash and cash equivalents	(3,032,279)	2,918,604
Cash and cash equivalents, beginning of period	5,950,883	-
Cash and cash equivalents, end of period	2,918,604	2,918,604

Supplementary cash flow information:

Interest paid	188,181	273,857

The accompanying notes are an integral part of these financial statements

1. The Fund

XS Cargo Income Fund (the "Fund") is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust dated April 6, 2005. The Fund has been created to invest in the broadline closeout retail business, through an indirect acquisition of the controlling interest of XS Cargo Limited Partnership ("XS Cargo LP") and its general partner ("GP") (collectively "XS Cargo"), and such other investments as the Trustees may determine. Income tax obligations related to the distributions of the Fund are obligations of the Unitholder.

The Fund commenced business operations on May 17, 2005, when it completed an initial public offering (the "IPO") of 6,106,000 trust units ("Fund Units"), at a price of $10 per unit, for aggregate gross proceeds of $61,060,000. Concurrent with the closing of the IPO, the Fund acquired a 51% indirect interest in XS Cargo LP (note 3) and XS Cargo LP acquired the net assets (the "Acquired Business") of Famous Brands (Edmonton) Inc. (the "Vendor"). XS Cargo LP operates 25 closeout retail stores in Alberta, British Columbia, Manitoba, Saskatchewan and Ontario.

2. Accounting policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and may not include all necessary disclosures required by generally accepted accounting principles for annual financial statements. The financial statements include the following significant accounting policies:

Cash and cash equivalents

Cash and cash equivalents include balances with banks and short-term investments with maturities of three months or less at acquisition.

Inventory

Inventory is valued at the lower of cost, determined using the average cost basis, and net realizable value.

Vendor volume rebate

The Fund receives a volume rebate from a particular vendor, which is accrued based on purchases from that vendor and included in rebate and other receivables. The portion of the rebate related to goods that the Fund has subsequently sold is recorded as a reduction of cost of sales and the portion related to goods that remain in inventory is recorded as a reduction of inventory costs.

Deposits on inventory

On certain purchases the Fund pays either a deposit or the balance in full prior to taking possession of the goods. Such payments are recorded as deposits on inventory until the Fund takes possession of the goods, at which time the balance is transferred to inventory.

Property and equipment

Property and equipment are recorded at cost. Amortization is provided using methods and rates intended to amortize the cost of assets over their estimated useful lives. The Fund will test its property and equipment for impairment when events and circumstances warrant such a review. Amortization rates are set forth below:

	Method	Rate
Leasehold improvements	straight-line	Shorter of lease term and 5 years
Office, computer and mobile equipment	straight-line	20 %
Signs	straight-line	20 %

Goodwill

Goodwill represents the excess of the cost of an acquired business over the estimated fair value of the identifiable net assets acquired. Goodwill is not amortized, but is tested at least annually for impairment. The Fund analyzes its business as one reporting unit because all of the components of the reporting unit have similar economic characteristics. The Fund uses a discounted cash flow model to assess the fair value of the reporting unit annually. If the carrying value of the reporting unit exceeds its fair value, the fair value is allocated to the assets and liabilities of the reporting unit and the resulting difference between the carrying value and fair value of goodwill is recorded as an impairment loss and is reported in income of the current period.

Intangible assets

Intangible assets acquired at the time of the IPO represent management's estimate of the fair value of the XS Cargo brand name and trademark, supplier contract, technology, non-competition agreements and the value attributed to property leases at less than market rates. The intangible assets related to the brand name and trademark, supplier agreement and technology have indefinite lives and are not amortized. The intangible assets related to the non-competition agreements are amortized on a straight-line basis over the 3-year term of the agreements and the amount attributable to property leases is amortized over the remaining term of the lease. The Fund will assess the carrying value of the intangible assets that are not subject to amortization annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets that are amortized are assessed for impairment when events or changes in circumstances warrant such a review. An impairment loss is recorded when it is determined that the carrying amount of the assets is not recoverable and exceeds the fair value.

Future income taxes

The Fund complies with the Income Tax Act (Canada) to qualify as a mutual fund trust. A mutual fund trust is subject to tax in each taxation year on the amount of its income for the year, including the net realized taxable capital gains, less the portion thereof that it claims in respect of the amounts paid or payable to the unitholders for the year. The Fund intends to allocate all of its income and net realized capital gains, including those amounts derived from XS Cargo LP, so that the Fund will not generally be liable for income tax and as such, corporate income taxes have not been provided for in the Fund.

Revenue recognition

Revenue from retail sales is recognized at the point of sale.

Lease inducements

Lease inducements are received from certain of the Fund's landlords, primarily in the form of rent-free periods. Lease inducements are recorded as a liability when received and are amortized as a reduction of rent expense over the terms of the related leases.

Foreign currency translation

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction dates. Carrying values of monetary assets and liabilities reflect the exchange rates at the balance sheet date. Translation gains and losses are included in current earnings.

Variable interest entities

The Fund has adopted new guidance issued by the Canadian Institute of Chartered Accountants relating to the consolidation of variable interest entities. Under this guidance, the Fund must identify entities in which it has a variable interest by either contract, ownership or other pecuniary interests. Where the Fund is the primary beneficiary of an entity in which it has a variable interest, that entity is consolidated. As disclosed in note 14, the Fund has a variable interest in one company, but has determined that it is not the primary beneficiary of that entity.

Unit-based compensation

Under the terms of an employment agreement, XS Cargo LP may issue a maximum of 6,944 additional XS Cargo LP Exchangeable LP Units and 4,789 additional XS Cargo LP Subordinated LP Units per annum to the Fund's Chief Financial Officer as performance based compensation, on approval of the Chief Executive Officer and the Fund's Governance and Compensation Committee. Compensation expense, which is included in administrative and operating expenses, is measured at the estimated fair value of the units awarded on the grant date.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. For example, amortization is based on the estimated useful lives of property and equipment and inventory is recorded after an evaluation as to the net realizable value and is appropriately reduced if net realizable value is estimated to be below cost. As well, freight costs are allocated to inventory based on a percentage of the freight paid in the year in comparison to the total purchases made in the year. This percentage is then applied to the ending inventory balance.

These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

3. Issuance of Units and business acquisition

On May 17, 2005, the Fund completed the IPO for aggregate proceeds of $61,060,000. The cost of the issuance of Units was $4,928,124 resulting in net proceeds of $56,131,876. The Fund used the net proceeds from the IPO to acquire an indirect 51% interest in XS Cargo LP, represented by 6,106,000 Ordinary LP Units. XS Cargo LP combined these Funds with proceeds from new credit facilities (note 6) to acquire 100% of the net business assets of the Vendor.

The acquisition of the Fund's interest in the Acquired Business has been accounted for using the purchase method and has been allocated to the assets acquired and liabilities assumed, as follows:

Property and equipment	2,373,558
Goodwill	101,788,426
Intangible assets	8,655,000
	112,816,984
Net working capital	16,979,392
	129,796,376
Consideration, being cash from IPO and new credit facilities	71,131,876
XS Cargo LP Exchangeable LP Units	34,719,700
XS Cargo LP Subordinated LP Units	23,944,800
Total consideration	129,796,376

Included in net working capital is cash acquired of $64,095.

The Fund is in the process of finalizing its estimate of the costs of issuance and the fair value of assets acquired and the liabilities assumed. Working capital amounts as at May 17, 2005 have been estimated and, pursuant to the purchase agreement with the Vendor, the purchase price will be adjusted to reflect the actual amount of working capital purchased when it is determined. The Fund expects to complete this process by December 31, 2005.

4. Property and equipment

	Cost	*Accumulated Amortization*	*September 30, 2005 Net book value*
Leasehold improvements	**353,592**	**21,260**	**322,332**
Office, computer and mobile equipment	**2,197,058**	**157,333**	**2,039,725**
Signs	**171,558**	**10,907**	**160,651**
	2,722,208	**189,500**	**2,532,708**

5. **Intangible assets**

	Cost	*Accumulated Amortization*	*September 30, 2005 Net book value*
Indefinite life			
Brand name and trademark	690,000	-	690,000
Supplier contract	3,385,000	-	3,385,000
Databases of sales and purchasing history	430,000	-	430,000
	4,505,000	-	4,505,000
Limited life			
Operating lease agreements	1,600,000	128,250	1,471,750
Non-competition agreements	2,550,000	318,750	2,231,250
	4,150,000	447,000	3,703,000
	8,655,000	447,000	8,208,000

6. **Credit facilities**

Term loan

Term loan consists of a committed $15,000,000 non-revolving term loan facility. The term loan is collateralized by a first charge on all present and after acquired personal property and an assignment of inventory. Interest on the term facility is charged at the lender's Canadian prime rate or U.S. base rate plus 0.25% to 0.75% or the bankers' acceptance rate plus 1.75% to 2.25%, depending on the Fund's senior debt to EBITDA ratio. The credit facility includes limits on incurring additional indebtedness or granting encumbrances without the consent of the lender and is subject to the maintenance of senior debt to EBITDA, current assets to current liabilities and fixed charge coverage ratios and minimum equity.

The term loan was drawn in the form of prime rate loans on May 17, 2005 concurrent with the acquisition described in note 3. During the three months ended September 30, 2005, interest was charged at a rate of prime plus 0.25% and totaled $188,181 (May 17, 2005 to September 30, 2005 - $273,857). The term loan matures and the principal amount is due on May 17, 2006 and includes two options to renew for an additional year, with a maximum term to May 17, 2008 based on approval by the lender.

Operating loan

The Fund has available under its credit facilities a $7,500,000 demand revolving loan. Under the terms of the credit facility agreement, the operating loan is collateralized along with the term loan as described above. Interest on the operating loan will vary between the lender's prime rate and the lender's prime rate plus 0.25% depending on the Fund's ratio of senior debt to EBITDA. No amounts have been drawn on the operating loan during the period.

7. Unamortized lease inducements

	September 30, 2005
Cost	187,336
Accumulated amortization	(37,435)
	149,901

Lease inducements received are non-cash transactions in the form of rent-free periods and, as such, have been added back as a non-cash item in operating activities on the statement of cash flows.

8. Unitholders' Equity

Fund Units

During the period, the following units were issued and are outstanding at the end of the period:

	Number of Units #	*Issue Costs* $	*Net Capital Contributions* $
Fund Units	6,106,000	4,928,124	56,131,876
	6,106,000	4,928,124	56,131,876

An unlimited number of Fund Units may be created and issued pursuant to the Declaration of Trust. Each Fund Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding up of the Fund. All Fund Units have equal voting rights or privileges.

Distributions to Unitholders

Distributions to Unitholders are declared monthly and are determined based on the estimated annual earnings before amortization, but reduced by capital expenditures. Distributions totaling $0.28125 per Fund Unit ($1,717,312) were declared by the Fund during the three months ended September 30, 2005 ($0.41995 from May 17, 2005 to September 30, 2005.) The distribution declared for the month of September 2005 in the amount of $0.09375 per Fund unit ($572,438) was included in distributions payable to Unitholders at the balance sheet date and was paid on October 15, 2005.

9. Non-controlling interest

	XS Cargo LP Exchangeable LP Units	*XS Cargo LP Subordinated LP Units*	*Total*
	#	*#*	*#*
Issued on Closing of IPO (note 3)	3,471,970	2,394,480	5,866,450
Issued subsequent to IPO – unit-based compensation – (note 12)	6,944	4,789	11,733
	3,478,914	2,399,269	5,878,183
	$	*$*	*$*
Issued on Closing of IPO (note 3)	34,719,700	23,944,800	58,664,500
Issued subsequent to IPO – unit-based compensation – (note 12)	69,440	47,890	117,330
	34,789,140	23,992,690	58,781,830
Non-controlling interest – earnings	1,094,290	754,689	1,848,979
Distributions declared	(1,460,970)	(1,007,573)	(2,468,543)
	34,422,460	23,739,806	58,162,266

XS Cargo LP Exchangeable LP Units ("Exchangeable LP Units")

The Exchangeable LP Units issued by XS Cargo LP have economic and voting rights equivalent to the Fund Units (note 8), except in connection with the exchangeability terms as described below. They are exchangeable directly or indirectly, on a one-for-one basis for Fund Units at the option of the holder, under the terms of the Exchange Agreement. The Exchangeable LP Units are not required to be exchanged for Fund Units before transferring to third parties. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract # 151.

Each Exchangeable LP Unit entitles the holder to receive distributions from XS Cargo LP pro rata with distributions made by XS Cargo LP on Fund Units.

XS Cargo LP Subordinated LP Units ("Subordinated LP Units")

The Subordinated LP Units have economic and voting rights equivalent to the Fund Units (note 8), except in connection with the subordination terms as described below. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151.

Distributions are to be made monthly on the Fund Units (note 8) and Exchangeable LP Units equal to $0.09375 per Unit to the extent cash is available to make cash distributions. Distributions on the Subordinated LP Units are subordinated and are made quarterly in an amount equal to the amount distributed on Fund Units and Exchangeable LP Units and to the extent cash is available to make such distributions.

The Subordinated LP Units will be automatically exchanged for Exchangeable LP Units on a one-for-one basis and the subordination provisions will apply until the end of any fiscal year ending on or after December 31, 2006 if, for that fiscal year the Fund has earned EBITDA (earnings before interest, taxes, depreciation and amortization) of at least $14.432 million and the Fund has paid distributions of at least $1.125 per Fund Unit for such fiscal year.

Fund Special Voting Units

	Number #	*Amount* $
Issued on Closing of IPO (note 3)	5,866,450	-
Issued subsequent to IPO – unit- based compensation – (note 12)	11,733	-
	5,878,183	-

Fund Special Voting Units are non-participating and are used solely for providing voting rights to persons holding Exchangeable LP Units and Subordinated LP Units. Fund Special Voting Units are not transferable separately from Exchangeable LP Units and Subordinated LP Units to which they relate. The Fund Special Voting Units are not entitled to any beneficial interest in any distribution from the Fund or in the net assets of the Fund in the event of a termination or winding up of the Fund. Each Fund Unit and Fund Special Voting Unit entitles the holder thereof to one vote at all meetings of the Unitholders.

If the Exchangeable LP Units or the Subordinated LP Units are purchased in accordance with the Exchange Agreement, a like number of Fund Special Voting Units will be redeemed by the Fund for a nominal amount. The Fund issued 5,866,450 Fund Special Voting Units relating to the 3,471,970 Exchangeable LP Units and 2,394,480 Subordinated LP units that were issued at the time of the IPO.

Distributions to non-controlling interest

Distributions to non-controlling interest are determined based on estimated annual earnings, before amortization, but reduced by capital expenditures. Distributions totaling $0.28125 per Exchangeable LP Unit ($978,444) and $0.28125 per Subordinated LP Unit ($674,795) were declared by the Fund during the three months ended September 30, 2005 ($0.41995 per Exchangeable LP Unit ($1,460,970) and $0.41995 per Subordinated LP Unit ($1,007,573) from May 17, 2005 to September 30, 2005). Distributions declared on Exchangeable LP Units for the month of September in the amount of $.09375 per unit ($326,148) and Distributions on Subordinated LP Units for the three months ended September 30, 2005 in the amount of $0.28125 per unit ($674,795) were included in distributions payable to non-controlling interest at the balance sheet date and were paid on October 15, 2005.

10. Commitments

The Fund occupies the premises of its stores, warehouses and office under lease agreements requiring basic monthly rents for the periods indicated and in aggregate as follows:

Remaining 3 months ending December 31, 2005	900,476
Years ending December 31,	
2006	3,112,233
2007	2,521,789
2008	2,261,376
2009	2,024,744
2010	1,253,982
Thereafter	3,292,316
Total	15,366,916

In addition, as described in note 6, the principal balance on the Fund's committed term loan is due on May 17, 2006, but the Fund has two options to request a one-year extension, with a maximum term to May 17, 2008 based on approval of the lender.

11. Long-term incentive plan

The Fund has adopted a long-term incentive plan (the "Plan") to provide key senior management, officers and directors of the Fund with compensation opportunities that will enhance the ability of the Fund to attract, retain and motivate key personnel and reward these key employees for significant performance and associated per unit cash flow growth. Fund bonuses, in the form of the Units of the Fund, will be provided to eligible employees on an annual basis where the distributable cash of the Fund exceeds certain specified threshold amounts.

If the distributable cash flow per unit exceeds the base distribution, a percentage of the distributable cash (the participation rate) is contributed by the Fund into a long-term incentive pool. The funds in the pool are used to purchase units of the Fund in the open market, to be provided to eligible employees as bonus compensation. Threshold amounts and participation rates are as follows:

Excess percentage	Proportion of excess percentage paid to plan Trustee
5% or less	Nil
Greater than 5% and up to 10%	10% of any excess over 5%
Greater than 10% and up to 20%	10% of any excess over 5%, plus 20% of any excess over 10%
Greater than 20%	10% of any excess over 5%, plus 20% of any excess over 10%, plus 25% of any excess over 20%

No amounts have been accrued to the Plan during the period.

12. Unit-based compensation

Under the terms of the Acquisition Agreement between the Vendor and Fund, the Fund assumed certain obligations under an employment agreement with the Chief Financial Offer. Under the terms of that agreement, XS Cargo LP issued 6,944 XS Cargo Exchangeable Units and 4,789 Subordinated LP Units to the Chief Financial Officer following the completion of the initial public offering. The unit-based award was recorded as administrative and operating costs in the amount of $117,330, the estimated fair value of the units on the grant date, and resulted in an increase in non-controlling interest. In addition, under the employment agreement the Fund may issue a maximum of 6,944 of XS Cargo Exchangeable LP Units and 4,789 Subordinated LP Units per year based on performance. For the three months ended September 30, 2005 the Fund has accrued a contingent award of $40,000 which if granted will be issued in May 2006.

13. Financial instruments

Foreign currency risk

The Fund purchases a significant amount of its inventory from suppliers in the United States. Consequently, the Fund's gross margin is exposed to foreign exchange fluctuations. This exposure is limited because the Fund does not enter into significant future purchase commitments, but wires funds in advance upon placing orders with United States suppliers.

Interest rate risk

The Fund's term loan, as described in note 6 bears interest with floating rates over prime or the appropriate bankers' acceptance rate, thus exposing the Fund to interest rate fluctuations.

Fair value of financial instruments

The Fund's financial instruments consist of cash, rebate and other receivables, accounts payable and accrued liabilities, distributions payable and term loan. The carrying amounts of cash, rebate and other receivables, accounts payable and accruals, and distributions payable approximate their fair values due to their relatively short terms to maturity. The carrying value of the term loan approximates fair value since the interest rate fluctuates with the prime rate and approximates market rate.

14. Variable interest entity

Pursuant to the business acquisition described in note 3, the Fund assumed a vendor supply and volume rebate agreement with Samra Imports Ltd., ("Samra"). Samra imports products from China which it sells to the Fund and other customers. Samra is the Fund's largest supplier accounting for approximately 19% of the Fund's purchases since the commencement of the agreement and the Fund is Samra's largest customer. The purpose of the agreement is to outline the supply terms and to provide the Fund with a rebate based on its significant volume of purchases from Samra. The Fund has determined that Samra is a variable interest entity and that the supply and rebate agreement represents a variable interest in Samra. The Fund has determined, however, that it is not the primary beneficiary under the supply and rebate agreement since the Fund is not entitled to receive a majority of Samra's expected residual returns or absorb a majority of its expected losses.

During the three months ended September 30, 2005, the Fund purchased approximately $1,490,000 (May 17, 2005 to September 30, 2005 - $2,010,000) of inventory from Samra, and as at September 30, 2005 the Fund had made deposits of $1,133,911, for inventory that had not yet been delivered. Samra issued the Fund a volume rebate for purchases made from the three months ended September 30, 2005 in the amount of $140,000 (May 17, 2005 to September 30, 2005 - $190,000).

15. Basic and diluted earnings per unit

The following table outlines the adjustments to the numerator and denominator to calculate the basic and diluted earning per unit:

	Basic Earnings per Unit	*Dilution Adjustments*	*Diluted Earnings per Unit*
Three months ended September 30, 2005			
Net earnings	1,173,328	1,129,551 (a)	2,302,879
Average Units outstanding	6,106,000	5,878,183 (b)	11,984,183
Earnings per Unit	0.192		0.192
May 17, 2005 to September 30, 2005			
Net earnings	1,920,624	1,848,979 (a)	3,769,603
Average Units outstanding	6,106,000	5,878,183 (b)	11,984,183
Earnings per Unit	0.315		0.315

(a) Adjustment to add back non-controlling interest if Exchangeable LP Units and Subordinated LP Units are converted to Fund Units

(b) Adjustment to reflect the conversion of Exchangeable LP Units and Subordinated LP Units to Fund Units on a one-for-one basis

16. Seasonal nature of the business

The Fund's results for the period are not necessarily indicative of the results that may be expected for the full year due to seasonal variations in sales levels. The business acquired from the Vendor historically experiences a higher level of sales in the fourth calendar quarter due to seasonal shopping patterns. Occupancy-related expenses, certain administrative and operating expenses, amortization, and interest expense remain relatively steady throughout the year.

17. Segmented information

Each store constitutes an operating segment in that its performance is monitored by senior management and discreet financial information is available. Since each store sells the same products to the same types of customers and uses similar distribution and sales processes, they have been aggregated for reporting purposes into one segment.

18. Subsequent events

Subsequent to the balance sheet date, XS Cargo entered into lease agreements to open two new stores in Medicine Hat, Alberta and Surrey, British Columbia.

FORM 52-109FT1

Certification of Interim Filings during Transition Period

I, Michael McKenna, President and CEO of XS Cargo GP Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument Number 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of XS Cargo Income Fund, (the issuer) for the period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated the 11th day of August, 2005

(signed) *"Michael McKenna"*
Michael McKenna
President and Chief Executive Officer
XS Cargo GP Inc.

FORM 52-109FT1

Certification of Interim Filings during Transition Period

I, Michael McKenna, President and CEO of XS Cargo GP Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument Number 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of XS Cargo Income Fund, (the issuer) for the period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated the 10th day of November, 2005

(signed) *"Michael McKenna"*

Michael McKenna
President and Chief Executive Officer
XS Cargo GP Inc.

FORM 52-109FT1

Certification of Interim Filings during Transition Period

I, Jeff Rootman, Vice-President, Finance and CFO of XS Cargo GP Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument Number 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of XS Cargo Income Fund, (the issuer) for the period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated the 11th day of August, 2005

(signed) *"Jeff Rootman"*

Jeff Rootman
Vice-President, Finance and Chief Financial Officer
XS Cargo GP Inc.

FORM 52-109FT1

Certification of Interim Filings during Transition Period

I, Jeff Rootman, Vice-President, Finance and CFO of XS Cargo GP Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument Number 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of XS Cargo Income Fund, (the issuer) for the period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated the 10th day of November, 2005

(signed) *"Jeff Rootman"*

Jeff Rootman
Vice-President, Finance and Chief Financial Officer
XS Cargo GP Inc.

MATERIAL CHANGE REPORT

1. **Name and Address of Reporting Issuer:**

XS Cargo Income Fund
11730 – 163 Street
Edmonton, Alberta T5M 3W3

2. **Date of Material Change:**

May 17, 2005

3. **News Release:**

A press release announcing the material change was issued on May 17, 2005 for Canada wide distribution through Canada Newswire.

4. **Summary of Material Change:**

XS Cargo Income Fund (the "**Fund**") has announced the successful completion of its initial public offering of trust units ("**Units**") of the Fund. The Fund issued 6,106,000 Units at $10.00 per Unit for gross proceeds of $61,060,000.

5. **Full Description of Material Change:**

The Fund has announced the successful completion of its initial public offering. The Fund issued 6,106,000 Units at $10.00 per Unit for gross proceeds of $61,060,000. At closing, the Fund acquired a 51% limited partnership interest in XS Cargo Limited Partnership ("**XS Cargo LP**") and XS Cargo LP used the funds from the offering and borrowings under its credit facility to acquire the broadline closeout retail business carried on by Famous Brands (Edmonton) Inc. ("**FBEI**"). The remaining 49% interest in XS Cargo LP is held by FBEI, which is controlled by founder, Michael McKenna, who continues as President and Chief Executive Officer of XS Cargo GP Inc., the general partner of XS Cargo LP.

XS Cargo LP is now one of the largest broadline closeout retailers in Canada. It owns and operates 21 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba and Ontario, with an additional 3 stores to be opened by the end of June 2005.

The Fund intends to make monthly distributions of its distributable cash, estimated at $1.125 per Unit annually. The first distribution to unitholders is expected to be made on July 15, 2005, for the period from May 17 to June 30, 2005, and is estimated to be $0.1387 per Unit. Subsequent regular distributions in the amount of $0.09375 per Unit are expected to be made in each month thereafter on the 15th day of the month to unitholders of record on the last business day of the preceding month, commencing on or about August 15, 2005. The Fund's Units are listed on the Toronto Stock Exchange under the symbol "XSC.UN".

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

7. Omitted Information:

Not applicable.

8. Executive Officer:

Michael McKenna, President and Chief Executive Officer or Jeff Rootman, Vice President, Finance and Chief Financial Officer of XS Cargo GP Inc., the administrator of the Fund, 11730 – 163 Street, Edmonton, Alberta T5M 3W3, may be reached by telephone at (780) 413-4296.

9. Date of Report:

May 17, 2005

cc: Toronto Stock Exchange

XS CARGO INCOME FUND, by its administrator, XS Cargo GP Inc.

Per: *"Jeff Rootman"*
Jeff Rootman
Vice President, Finance and Chief Financial Officer

A copy of this preliminary prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws and accordingly will not be offered, sold or delivered, directly or indirectly, within the United States of America, its possessions and other areas subject to its jurisdiction or to, or for the account or for the benefit of, a U.S. person (as defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws or an exemption from such registration is available. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See "Plan of Distribution".

Initial Public Offering **April 7, 2005**

PRELIMINARY PROSPECTUS

XS Cargo Income Fund

XS cargo™ NOTHING BUT BARGAINS

$ •

• Units

This prospectus qualifies the distribution of • trust units ("**Units**") of XS Cargo Income Fund (the "**Fund**"). The Fund is an unincorporated open-ended trust established under the laws of the Province of Alberta created to invest in the broadline closeout retailing business. The Fund will indirectly hold limited partnership units representing a • % interest in XS Cargo Limited Partnership ("**XS Cargo LP**" and, together with its general partner, XS Cargo GP Inc. (the "**GP**"), collectively, the "**Company**"). The Vendor (as defined herein) will hold the remaining • % interest in the Company. See "Funding, Acquisition and Related Transactions" and "Use of Proceeds". Distributions in respect of a portion of the Vendor's interest in the Company, representing a • % interest in the Company, will be subordinated to distributions in respect of the Fund's indirect interest in the Company until certain performance and distribution targets are met. See "Retained Interest and Exchange Rights — Subordination".

On closing of the offering, the Company will acquire the Vendor's broadline closeout retailing business and will be one of the largest broadline closeout retailers in Canada. See "Business of the Company".

The Fund intends to make monthly distributions of its distributable cash to holders ("**Unitholders**") of Units to the extent determined prudent by the trustees (the "**Trustees**") of the Fund. The initial cash distribution, for the period from the closing of the offering to • , 2005, is expected to be $ • per Unit (assuming closing occurs on • , 2005) and is expected to be paid on or about • , 2005 to Unitholders of record on • , 2005. Subsequent regular distributions in the amount of $ • per Unit are expected to be made in each month thereafter on the 15th day of the month to Unitholders of record on the last business day of the preceding month, commencing on or about • , 2005. See "XS Cargo Income Fund — Cash Distributions".

Price: $10.00 per Unit

	Price to the Public	Underwriters' Fee	Net Proceeds to the Fund(1)
Per Unit	$10.00	$0.60	$9.40
Total Offering	$ •	$ •	$ •

Note:

(1) Before deducting expenses of this offering estimated to be $ • .

(continued on next page)

XS cargo™
NOTHING BUT BARGAINS

XS Cargo is one of the largest broadline closeout retailers in Canada. XS Cargo opened its first store in Edmonton, Alberta in 1996 and currently operates 19 stores throughout Ontario and the four western provinces, with an additional five stores scheduled to open by June 2005.


STOCK
BUY BACKS



over 2,000,000 customer purchases

during the 12 months ended January 31, 2005


PACKAGE CHANGES
XS
PHONES
.4GHz CORDLESS PHONE
with CALLER ID
24 88
Flashing antenna
uniden
900MHz DUAL HANDSET
CORDLESS PHONE with
CALL WAITING & CALLER ID
$29 77
uniden
5.8GHz 2-HANDSET SPEAKERPHONE
with CALL WAITING/CALLER ID
$88 88
uniden
CORDLESS PHONE
CALL WAITING CALLER ID
CONAIR
uniden
900 MHz CORDLESS PHONE
with CALLER ID
CALL WAITING


cargo
NOTHING BUT BARGAINS
PestX
AVIVA





(continued from cover)

The pricing of the Units has been determined, in part, based on the estimate of distributable cash of the Fund for the 12 months ended January 31, 2005 of $ • per fully diluted Unit (assuming the exchange for Units of all Exchangeable LP Units and Subordinated LP Units). See "Summary of Distributable Cash of the Fund" and "Non-GAAP Measures". A return on an investment in the Fund is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in the Fund is at risk, and the anticipated return on such investment is based on many performance assumptions. **Although the Fund intends to make distributions of its available cash to holders of Units, these cash distributions are not assured.** The actual amount distributed will depend on numerous factors, including financial performance, debt covenants and obligations, working capital requirements and future capital requirements of the Fund and its subsidiaries. See "Risk Factors". The market value of the Units may deteriorate if the Fund is unable to meet its cash distribution targets in the future and that deterioration may be material. The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation.

An investment in Units is subject to certain risk factors that prospective investors should carefully consider. Cash distributions are not guaranteed. See "Risk Factors". No stability rating for the Units has been applied for from any ratings agency.

The after-tax return from an investment in Units to Unitholders subject to Canadian federal income tax will depend, in part, on the composition for tax purposes of distributions paid by the Fund, portions of which may be fully or partially taxable or may constitute non-taxable returns of capital, which are not included in a Unitholder's income but which reduce the adjusted cost base of the Units to Unitholders. The composition for tax purposes of distributions may change over time, thus affecting the after-tax return to Unitholders. See "Certain Canadian Federal Income Tax Considerations" and "Risk Factors".

This prospectus also qualifies the issuance by the Fund of the Special Voting Units and the Exchange Rights in respect of the Exchangeable LP Units and Subordinated LP Units to the Vendor. See "Retained Interest and Exchange Rights" and "XS Cargo Income Fund — Units and Special Voting Units".

There is currently no market through which the Units may be sold, and purchasers may not be able to resell the Units.

CIBC World Markets Inc., RBC Dominion Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation and Sprott Securities Inc. (the "**Underwriters**"), as principals, conditionally offer the Units subject to prior sale, if, as and when sold and delivered by the Fund and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Fund by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.

In connection with this offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Units in accordance with applicable market stabilization rules. See "Plan of Distribution".

CIBC World Markets Inc. is a subsidiary of a Canadian chartered bank that will be a lender to the Company on closing of the offering. Consequently, the Fund may be considered a "connected issuer" of CIBC World Markets Inc. within the meaning of applicable Canadian securities legislation. See "Relationship Between the Fund and an Underwriter".

Subscriptions for the Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. A book entry only certificate representing the Units will be issued in registered form to The Canadian Depository for Securities Limited ("**CDS**") or its nominee and will be deposited with CDS on the date of the closing which is expected to occur on or about • , 2005 or such later date as the Fund and the Underwriters may agree, but in any event not later than • , 2005. A purchaser of Units will receive only a customer confirmation from the registered dealer that is a CDS participant and from or through which the Units are purchased.

TABLE OF CONTENTS

	Page
GENERAL DISCLOSURE MATTERS	5
NON-GAAP MEASURES	5
FORWARD LOOKING STATEMENTS	5
MARKET AND INDUSTRY DATA	6
TRADEMARKS	6
PROSPECTUS SUMMARY	7
XS Cargo Income Fund	7
Business of XS Cargo	7
Selected Historical Financial and Operating Information	14
Summary of Distributable Cash of the Fund	14
THE OFFERING	16
Funding, Acquisition and Related Transactions	20
GLOSSARY OF TERMS	21
THE FUND, XSCOT AND XS CARGO LP	25
INDUSTRY OVERVIEW	25
Retail Industry	25
Closeout Retailing	26
BUSINESS OF XS CARGO	27
Overview	27
Operating Philosophy	28
Growth in Sales and Normalized EBITDA	28
Growth in Gross Margin	30
Number of Stores	30
Diversification	31
Business Strengths	31
Growth Strategy	32
Purchasing and Supply	33
Inventory and Pricing Strategy	35
Store Locations	35
Store and Other Leases	37
Advertising and Promotion	37
Stores and Store Operations	37
Warehouse and Distribution	38
Maintenance and Capital Expenditures	38
Management Information Systems	39
Employees	39
Competition and Strategic Positioning	39
Trademarks	40
PRINCIPAL AGREEMENTS	40
Acquisition Agreement	40
Non-Competition Agreements	41
Administration Agreement	42
Securityholders Agreement	42
MANAGEMENT, TRUSTEES AND DIRECTORS	43
Trustees of the Fund	43
Directors and Officers of the GP	44
Additional Company Management	45
Fund Nominees	45
Governance of the Fund	45
Governance of the GP	45
Unit and LP Unit Ownership	46
Remuneration of Trustees and Directors	46
Insurance and Indemnification	46
Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions	46
EXECUTIVE COMPENSATION	47
Employment Agreements	47
Long Term Incentive Plan	47
RETAINED INTEREST AND EXCHANGE RIGHTS	48
Retained Interest	48
Escrow of Exchangeable LP Units	48
Exchange Rights	48
Voting Rights	48
Dilution Rights and Economic Equivalence	48
Reclassification of Units	49
Registration Rights	49
Subordination	49
SUMMARY OF DISTRIBUTABLE CASH OF THE FUND	50
RECONCILIATION OF NET INCOME TO NORMALIZED EBITDA	52
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	53
Selected Historical Financial and Operating Information	53
Overview	54
Recent events	54
Sales	54
Cost of sales	54
Administrative and operating expenses	54
Operating results	55
Liquidity and Capital Resources	56
Credit Facility	57
Interest Rate Sensitivity	57
Financial Instruments	58
Interest Rate Risk	58
Credit Risk	58
Contractual Obligations	58
Off Balance Sheet Arrangements	58
Transactions with Related Parties	58
Critical Accounting Policies	59
Changes in Accounting Policies	59
Outlook	59

	Page
XS CARGO INCOME FUND	59
Activities of the Fund	59
Units and Special Voting Units	60
Issuance of Units	61
Trustees	61
Cash Distributions	62
Redemption Right	63
Repurchase of Units	64
Meetings of Voting Unitholders	64
Limitation on Non-Resident Ownership	65
Amendments to the Declaration of Trust	66
Term of the Fund	66
Take-over Bids	67
Information and Reports	67
Book-Entry Only System	67
Financial Year End	67
Conflicts of Interest	68
Distribution Reinvestment Plan	68
XS CARGO OPERATING TRUST	68
General	68
Trustees of XSCOT	68
Cash Distributions	69
Unit Certificates	69
The XSCOT Notes	70
XS CARGO LP	71
General	71
General Partner	71
LP Units	71
Distributions	72
Allocation of Net Income and Losses	73
Reimbursement of the GP	73
Limited Liability	73
Transfer of Partnership Units	73
Amendments to the Limited Partnership Agreement	73
XS CARGO GP INC.	74
General	74
Capital of the GP	74
Functions and Powers of the GP	74
Restrictions on Authority of the GP	75
Withdrawal or Removal of the GP	75
FUNDING, ACQUISITION AND RELATED TRANSACTIONS	75
PRINCIPAL UNITHOLDERS	76
USE OF PROCEEDS	77
CONSOLIDATED CAPITALIZATION OF THE FUND	77
CREDIT FACILITY	77
PLAN OF DISTRIBUTION	78
RELATIONSHIP BETWEEN THE FUND AND AN UNDERWRITER	79
DETAILS OF THE OFFERING	79
Book Entry Form and Depository Service	79
Transfer of Units	79
Payments of Distributions	80
RISK FACTORS	80
Risks Relating to the Company and its Business	80
Risks Relating to the Structure of the Fund and the Offering	88
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	93
Residents of Canada	96
Non-Residents of Canada	98
ELIGIBILITY FOR INVESTMENT	99
MATERIAL CONTRACTS	100
PROMOTERS	100
INTEREST OF MANAGEMENT AND OTHERS IN TRANSACTIONS	100
PRIOR ISSUANCES	100
LEGAL MATTERS	101
AUDITORS, REGISTRAR AND TRANSFER AGENT	101
PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	101
AUDITORS' CONSENT	F-2
AUDITORS' CONSENT	F-3
AUDITORS' REPORT	F-4
CERTIFICATES OF THE FUND AND THE PROMOTERS	C-1
CERTIFICATE OF THE UNDERWRITERS	C-2

GENERAL DISCLOSURE MATTERS

Prospective investors should rely only on information contained in this prospectus. Neither the Fund nor the Underwriters have authorized any other person to provide prospective investors with different information. If a prospective investor is provided with different or inconsistent information, the investor should not rely on such information. Neither the Fund nor the Underwriters are making an offer to sell in any jurisdiction where the offer or sale is not permitted.

Although the Vendor currently operates the business to be acquired by the Company, unless otherwise indicated, the disclosure in this prospectus assumes that the steps outlined under the heading "Funding, Acquisition and Related Transactions" have been completed and the Company operates the broadline closeout retailing business currently operated by the Vendor.

Certain terms used in this prospectus are defined under "Glossary of Terms".

All dollar amounts in this prospectus are expressed in Canadian dollars, except where stated otherwise.

NON-GAAP MEASURES

References in this prospectus to:

"**EBITDA**" are to historical earnings before provision for interest, income taxes and amortization;

"**Normalized EBITDA**" are to EBITDA adjusted for certain items that Company Management believes facilitate the comparison of historical periods. As described under "Reconciliation of Net Income to Normalized EBITDA", Normalized EBITDA adjusts for the following items, which will not recur: (i) employee profit sharing plan contributions; and (ii) charitable donations. All of such adjustments are based upon historical information or contractual commitments; and

"**distributable cash**" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund described in this prospectus.

Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by the Fund relative to the price of the Units, Company Management believes that distributable cash of the Fund is a useful supplemental measure that may assist prospective investors in assessing an investment in Units. See "Summary of Distributable Cash of the Fund".

As the Fund will distribute substantially all of its cash on an ongoing basis (after providing for certain amounts described elsewhere in this prospectus), Company Management believes that EBITDA and Normalized EBITDA are useful measures in evaluating the performance of the Fund and in determining whether to invest in Units of the Fund. Specifically, Company Management believes that Normalized EBITDA is the appropriate measure from which to make adjustments to estimate the distributable cash of the Fund.

EBITDA, Normalized EBITDA and distributable cash are measures that are not recognized by generally accepted accounting principles in Canada ("**GAAP**") and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA, Normalized EBITDA and distributable cash may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA, Normalized EBITDA and distributable cash should not be construed as alternatives to net income or loss determined in accordance with GAAP as indicators of the Company's performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows. For a reconciliation of EBITDA, Normalized EBITDA and distributable cash to net income from operations, based on the historical financial statements prepared in accordance with GAAP contained elsewhere in this prospectus, see "Reconciliation of Net Income to Normalized EBITDA".

FORWARD LOOKING STATEMENTS

This prospectus contains forward looking statements. All statements other than statements of historical fact contained in this prospectus are forward looking statements, including, without limitation, statements regarding the future financial position, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or the Company. Prospective investors can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates",

"estimates", "continues" or similar words or the negative thereof. These forward looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund and the satisfaction of stock exchange listing conditions. There can be no assurance that the plans, intentions or expectations upon which these forward looking statements are based will occur. Forward looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this prospectus. Although Company Management believes that the expectations represented in such forward looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward looking statements contained herein include: risks relating to the Company's ability to maintain profitability and manage growth; the Company's ability to expand through new store openings; the Company's ability to source products in quantities and on terms acceptable to the Company; changes in trends and consumer tastes; economic conditions and levels of consumer spending; marketing expenditures; competition; the Company's reliance on centralized distribution centers; freight costs; the Company's ability to maintain comparable store sales; seasonality and fluctuations in quarterly results; the Company's reliance on management information systems; increases in the cost of, or disruption in the flow of, imported products; successful management of the Company's exposure to merchandise returns; foreign exchange fluctuations; costs and availability of insurance coverage; protection and development of the Company's intellectual property; the Company's reliance on key personnel; labour matters; the absence of an operating history as a public company; the Company's dependence on external funding sources; the Company's environmental regulation; uncertainties arising from world events; the effect of property taxes; the dependence of the Fund on the Company; the absence of an existing public market for Units; the unpredictability and potential volatility of the market price of Units; the nature of trust units; the availability of cash to make distributions; the nature of cash-on-cash yield as a measure of return on the Units; the subordinated nature of the Units to the Fund's and its subsidiaries' debt; the effect of leverage and restrictive covenants in agreements relating to current and future indebtedness of the Company; restrictions on the potential growth of the Company as a consequence of the payment by the Company of substantially all of its operating cash flow; income tax related risks; potential dilution of Unitholders' interest in the Fund from additional issuances by the Fund or from sales of Units by the Vendor; the possible inability to recover from the Vendor for breaches of the Acquisition Agreement (as defined herein); the Vendor's right to approve certain material transactions; potential conflicts of interest; possible limits on Unitholder limited liability; the nature of the securities that would be distributed to Unitholders on a dissolution of the Fund; and the effect of limits on Non-resident ownership of Units.

The information contained in this prospectus, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and the Company.

The forward looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward looking statements included in this prospectus are made as of the date of this prospectus and the Fund assumes no obligation to update or revise them to reflect new events or circumstances.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, the market and industry data contained in this prospectus is based upon information from independent industry and other publications and Company Management's knowledge of and experience in the markets in which XS Cargo operates. While Company Management believes this data to be reliable, market and industry data is subject to variations and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. None of the Fund, the Company, the Vendor or the Underwriters has independently verified any of the data from third party sources referred to in this prospectus.

TRADEMARKS

The "XS Cargo Nothing But Bargains" name and logo is a trademark owned by XS Cargo. All other trademarks used in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

The following is a summary of the principal features of this offering and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. Although the Vendor currently operates the business to be acquired by the Company, unless in each case otherwise indicated, the disclosure in this prospectus assumes that the steps outlined under the heading "Funding, Acquisition and Related Transactions" have been complete and the Company operates the broadline closeout retailing business currently operated by the Vendor. Certain terms used in this prospectus are defined under "Glossary of Terms".

XS Cargo Income Fund

XS Cargo Income Fund is an unincorporated open-ended investment trust governed by the laws of the Province of Alberta pursuant to the Declaration of Trust.

The Fund was established for the purposes of investing in the broadline closeout retailing business. The Fund will hold, through XS Cargo Operating Trust ("**XSCOT**"), limited partnership units representing a • % interest in XS Cargo Limited Partnership ("**XS Cargo LP**" and, together with its general partner, XS Cargo GP Inc. (the "**GP**"), the "**Company**"). The Vendor, which is owned by the Company's Chief Executive Officer, Michael McKenna, and other members of Company Management, will hold the remaining • % interest in the Company. See "XS Cargo Income Fund", "Funding, Acquisition and Related Transactions" and "Retained Interest and Exchange Rights".

The Fund intends to make equal monthly distributions of its distributable cash to Unitholders to the extent determined prudent by the Trustees. See "XS Cargo Income Fund — Cash Distributions".

Business of XS Cargo

Overview

XS Cargo is one of the largest broadline closeout retailers in Canada. XS Cargo opened its first store in Edmonton, Alberta in 1996 and currently operates 19 stores throughout Ontario and the four western provinces, with an additional five stores scheduled to open by the end of June 2005. During the 12 months ended January 31, 2005, XS Cargo generated $79.7 million in sales with over 2,000,000 customer purchases and average sales of $660 per square foot of net retail selling space ($467 per square foot on a gross basis).

The Company sells a broad range of quality brand name products including consumer electronics, small appliances, housewares, furniture, home décor, personal care, luggage and tools at a significant discount to regular retail prices. XS Cargo's merchandising philosophy is to offer "Nothing But Bargains" in its retail stores and to compete with general retailers on an item-by-item basis solely on price.

The Company's buyers are in the marketplace virtually every day, enabling them to source and take advantage of buying opportunities on an almost continuous basis. At the time potential purchases are evaluated, the Company compares published retail prices for the same or similar items and will generally only make the purchase if Company Management believes the item can be retailed at the appropriate discount to the published retail price while still allowing the Company to achieve an acceptable margin.

XS Cargo's merchandise is generally obtained at a substantial discount to regular wholesale prices. The primary sources from which XS Cargo derives its merchandise are described below in the order of their significance (in terms of average purchase volumes) at the present time. The relative significance of each source changes from time to time depending on numerous economic factors and retail industry conditions.

Closeouts — XS Cargo buys merchandise from manufacturers, distributors and retailers when products are reaching the end of their life cycles and being replaced by newer models.

Returns — XS Cargo buys returned goods from manufacturers that have been inspected, serviced as necessary and meet the manufacturer's original specifications.

Excess Inventory — XS Cargo buys merchandise from manufacturers, distributors and retailers that are in possession of excess inventory resulting from factory overruns, cancelled orders, shelf pulls, package changes, buy backs and buying errors.

Business Terminations — XS Cargo buys merchandise from retailers, manufacturers and distributors that are going out of business.

Since inception in 1996, XS Cargo has not experienced any significant difficulty in obtaining quality, brand name closeout merchandise in adequate volumes and at attractive prices.

The Company supplements its traditional brand name closeout purchases with products manufactured to its specifications in China.

Operating Philosophy

Company Management intends to continue to pursue the following operating strategies:

Pricing — Company Management's strategy is to price every product offered by XS Cargo at a significant discount to regular retail prices, including prices offered by discounters and wholesale clubs. Company Management believes that price is the primary consideration for the Company's customers. Therefore, the most important factor in the Company's performance and growth is its ability to sell merchandise at 40% to 80% below regular retail prices.

Targeted Advertising — XS Cargo advertises primarily in multi-page circulars ("flyers") distributed in local subscription daily newspapers and uses a focused price/item approach to highlight its price advantage over competing retailers and generate brand and location awareness for its stores. The Company produced 35 system-wide flyer promotions in the year ended October 31, 2004, totalling over 50 million flyers. The Company's advertising expenditures have been consistent as a percentage of sales since 1998, averaging 5.2%.

Product Selection — XS Cargo focuses on a diverse selection of quality, name brand, high-demand merchandise to anchor its price and item advertising strategy. The Company's stores carry many of the same name brand products as general retailers. Certain core categories of merchandise are carried on a continual basis, although the specific brand names offered may change frequently. Company Management believes that the constantly changing product offerings generate repeat visits from its value conscious customers. The Company also carries more high value items and more brand name merchandise than other closeout retailers, which Company Management believes provides it with an additional competitive advantage.

Attractive Store Economics — Consistent with XS Cargo's pricing strategy, overhead costs are minimized. As a destination retailer, the Company is not dependent on nearby customer traffic to generate traffic for its stores. Accordingly, the Company's stores, while conveniently located on or near major roadways with ample parking, are typically located in less expensive secondary sites, rather than in power centres, enclosed malls or new retail developments. Leasehold improvements and store fixtures are functional, but are not expensive. The average cost of equipment and leasehold improvements to open a new store has historically been less than $100,000, an investment that has been recouped on average in less than two months. The Company's rapid inventory turnover contributed to high sales per square foot productivity ($699 per square foot of net retail selling space ($466 per square foot gross) in fiscal 2004). A highly centralized operating philosophy results in a cost-efficient, flat management structure.

Growth in Sales and Normalized EBITDA

From fiscal year 1998 to 2004 sales have grown by 219.8%, a compound annual growth rate of 21.4%, and Normalized EBITDA has grown by 938.5%, a compound annual growth rate of 47.7%.

XS Cargo has increased its same store sales at an average rate of 3.7% per year over the period from fiscal 1998. Company Management believes that the Company can continue to grow same store sales, in part by continuing its historical strategy of expanding its selection of closeout merchandise and by adding new product categories. In addition, Company Management believes the Company can increase its market share in the existing core product categories such as consumer electronics, housewares, luggage and home décor.

For the fiscal year ended October 31, 2004, XS Cargo generated $73.8 million in sales and $13.5 million in Normalized EBITDA and for the 12 months ended January 31, 2005 generated $79.7 million in sales and $14.4 million in Normalized EBITDA. The following charts illustrate XS Cargo's growth in sales and Normalized EBITDA for the periods indicated.

Sales[(1)]
(millions of dollars)


23.1
26.7
32.1
44.2
54.8
59.1
73.8
79.7
1998
1999
2000
2001
2002
2003
2004
12 months ended January 31, 2005

Note:

(1) Except for the 12 months ended January 31, 2005, sales data is for years ended October 31.

Normalized EBITDA[(1)(2)]
(millions of dollars)


1.3
1.9
2.2
4.7
6.4
6.0
13.5
14.4
1998
1999
2000
2001
2002
2003(3)
2004
12 months ended January 31, 2005

Notes:

(1) Normalized EBITDA represents EBITDA adjusted for certain items that Company Management believes facilitate the comparison of historical periods. EBITDA and Normalized EBITDA are not earnings measures recognized by GAAP and do not have a standardized meaning prescribed by GAAP. Therefore, EBITDA and Normalized EBITDA may not be comparable to similar measures presented by other issuers. See "Non-GAAP Measures" and "Reconciliation of Net Income to Normalized EBITDA".

(2) Except for the 12 months ended January 31, 2005, Normalized EBITDA data is for years ended October 31.

(3) The year 2003 was a transition year for XS Cargo, as management made the strategic decision to cease off-site sales events. Although off-site sales events were profitable, they consumed a disproportionate amount of management time and resources and diverted focus and inventory from corporate stores. Conducting off-site sales also created an opportunity cost for store operations because finite inventory was being liquidated at lower overall gross margins and with higher operating costs. In the latter half of 2003, management began to implement the new strategy and opened four new stores in Ontario and British Columbia.

Growth in Gross Margin

From fiscal year 1998 to 2004, XS Cargo's gross margin percentage has increased from 23.1% to 36.4%, due in part to the increase in XS Cargo's product selection and expansion in product categories, particularly products and product categories with higher margins. The following chart illustrates the growth in gross margin percentage since 1998.

Gross Margin(1)



23.1%
25.5%
27.6%
28.8%
30.3%
30.1%
36.4%
36.2%
1998
1999
2000
2001
2002
2003
2004
LTM ended January 31, 2005

Note:

(1) Except for the 12 months ended January 31, 2005, gross margin percentage data is for years ended October 31.

Number of Stores

XS Cargo has expanded steadily throughout Ontario and the four western provinces over the past eight years, operating a total of 17 stores at October 31, 2004 and 19 stores at January 31, 2005. The Company has entered into leases for five new stores that are scheduled to open by the end of June 2005. The following chart illustrates the growth in number of stores for the periods indicated.

Number of Stores(1)



5
8
11
15
17
19
24
2000
2001
2002
2003
2004
As at January 31, 2005
Scheduled by the end of June 2005

Note:

(1) Except as otherwise indicated, number of stores data is as of October 31.

Diversification

XS Cargo's sales are geographically diversified. Stores are currently located in five provinces covering key regional markets, as illustrated in the following charts.

Percentage of Stores by Region(1)



Saskatchewan and Manitoba 18%
Ontario 46%
BC 18%
Alberta 18%
Saskatchewan and Manitoba ■ BC ■ Alberta ■ Ontario

Percentage of Sales by Region(1)



Saskatchewan and Manitoba 15%
Ontario 48%
BC 15%
Alberta 22%
Saskatchewan and Manitoba ■ BC ■ Alberta ■ Ontario

Notes:

(1) Percentage of stores by region as at October 31, 2004.

(2) Percentage of sales by region for the year ended October 31, 2004.

Business Strengths

XS Cargo possesses a number of competitive advantages that Company Management believes set it apart from other discount retailers and make its operating and financial performance sustainable.

Strong Sourcing Capabilities and Purchasing Power

An integral part of the Company's success is its ability to source and purchase quality, brand name merchandise from brokers, manufacturers, distributors, retailers and other vendors at prices substantially below those paid by traditional retailers.

Purchasing Expertise

The Company has three internal buyers with a combined 71 years of experience in retail merchandising. The Company's buying team analyzes purchases on a case-by-case basis as opportunities are sourced. Company Management uses its expertise to source and select quality brand name merchandise with high consumer demand. The Company has developed relationships with a large network of independent brokers and others that either own or locate and procure merchandise for the Company.

Supply Diversification

As at January 31, 2005, the Company had over 200 active closeout vendor accounts. In fiscal year 2004, the Company's top ten closeout vendors accounted for approximately 40% of total merchandise purchases, with only one closeout vendor (10.5%) accounting for more than 10%. The Company has also had an agreement since November 1, 2003 with a Canadian import company that aggregates supply on the Company's behalf from a variety of vendors in China. Purchases from the import company under the agreement represented approximately 19.2% of the Company's merchandise purchases in fiscal 2004. No other vendor accounted for more than 5% of the Company's merchandise purchases in fiscal 2004. Company Management believes that the termination of its supply agreement with the import company would not have a material effect on its ability to obtain products for sale.

Purchasing Power

The Company purchases most of its merchandise on a cash basis, rather than on credit, and does not require that manufacturers provide co-operative advertising, rebates, promotional or mark-down allowances, delayed deliveries or other concessions often demanded by traditional retailers. The Company also typically arranges for pickup and pays the cost of transportation from the vendor's warehouse, thereby expediting and simplifying the sale process and reducing transaction risk for the vendor. Company Management believes that this strategy provides the Company with a competitive advantage by meeting manufacturers' and brokers' objective of liquidating excess inventory on a timely basis. Company Management believes that this strategy gives the Company the opportunity to source high demand, quality merchandise and continue to expand its network of brokers and other vendors.

Innovative, Entrepreneurial Culture and Strong Management

The Company was founded by a small group of retail entrepreneurs led by the Company's Chief Executive Officer, Michael McKenna, which currently has a combined 92 years experience in the retail industry. Since inception, the Company has maintained a culture of entrepreneurial spirit and a centralized and efficient management structure. The Company's senior management team consists of seven members, five of whom have been with the Company since inception and four of which are the founding shareholders of the Vendor. The senior management team makes all key decisions with respect to merchandise purchases, product pricing and promotion.

Company Management's interest will be aligned with the interests of the Company and Unitholders through Company Management's collective ownership, through the Vendor, of approximately • % of the outstanding Units (assuming the exchange for Units of all Exchangeable LP Units and Subordinated LP Units) and through their participation in XS Cargo's long term incentive plan (the "LTIP"). In addition, the distributions on • % of the LP Units held by the Vendor will be subordinated to distributions on the Fund's LP Units until at least December 31, 2006. The Company's Chief Executive Officer, Michael McKenna, is the controlling shareholder (67.5%) of the Vendor.

Favourable Industry Trends and Characteristics

Company Management believes that the closeout retailing industry has benefited from several trends in the retailing industry, including the increase in "just-in-time" inventory management techniques, retailer consolidations and shorter product cycles which have caused inventory risk to shift from retailers to manufacturers (See "Industry Overview"). While these developments have provided closeout retailers with an ample supply of merchandise, there remain relatively few closeout retailers in Canada, most of which operate in niche markets like computers, consumer electronics, hardware or fashion. Company Management believes that this environment presents a significant opportunity for a broadline closeout retailer such as the Company to expand in new and existing markets and to grow its network of vendors and brokers.

In addition to favourable trends within the retailing industry, Company Management believes that the closeout industry as a whole is less susceptible to changes in economic conditions than general retailers. Company Management believes that during economic downturns there are more retailers, distributors and manufacturers with excess inventory and more business failures, which collectively create more buying opportunities for the Company. In addition, Company Management believes that consumers tend to be more cost conscious during economic downturns, which gives the Company a competitive advantage over conventional retailers.

Growth Strategy

New Stores

XS Cargo intends to continue its cross-Canada expansion in both new and existing markets. The Company has opened two new stores so far in fiscal 2005 and has entered into leases for five additional stores scheduled to open by the end of June 2005. Historically, the Company has funded expansion through operating cash flows and

shareholder loans. This has been possible because of the low cost of equipment and leasehold improvements for new stores. The average cost of equipment and leasehold improvements for the last eight stores opened by XS Cargo is less than $100,000, a cost that historically has been recouped from operating income within two months. Substantially all of the capital expenditures budgeted to be made for equipment and leasehold improvements for the five additional stores will be incurred prior to the Closing Date.

Company Management believes there is the potential for approximately 70 XS Cargo stores in Canada based on the existing store size, format and product mix and currently plans to open new stores at the rate of approximately four stores per year. Company Management does not currently anticipate any difficulties in identifying suitable additional store locations in areas within the Company's target markets.

Same Store Sales

Since 1998, XS Cargo has increased its same store sales at an average rate of 3.7% per year primarily by expanding its selection of closeout merchandise and by adding new product categories. In addition, Company Management believes the Company can increase its market share in existing core product categories such as consumer electronics, housewares, luggage and home décor. Company Management believes that opportunities to expand product selection and continue to grow same store sales will be further enhanced as the Company increases its number of stores and expands it supply network.

Distribution and Logistics

Company Management's expansion strategy includes plans to open a warehouse/distribution centre in Mississauga, Ontario in April 2005. Currently, merchandise is shipped from suppliers to the Company's Edmonton warehouse/distribution facilities where it is distributed to the Company's stores. Company Management believes that the addition of the Ontario warehouse and distribution centre will reduce freight costs and facilitate a faster distribution/replenishment cycle, thereby reducing lead-times and stock-outs and increasing the Company's cash flows. Company Management also believes that the Ontario warehouse will facilitate the Company's planned expansion in Ontario and eastern Canada. The Ontario warehouse and distribution center will be leased and substantially all of the capital expenditures budgeted to be made for equipment and leasehold improvements will be incurred prior to the Closing Date.

The Company's Edmonton warehouse/distribution operations are currently conducted through three separate facilities, one of which is provided by a third party contractor. The Company plans to consolidate its Edmonton facilities by moving to a new single warehouse/distribution facility in August 2005. The new facility is being built to the Company's specifications and is expected to provide certain operational efficiencies and cost savings. The new Edmonton facility will be leased and substantially all of the significant capital expenditures budgeted to be made for equipment and leasehold improvements will be incurred prior to the Closing Date.

Selected Historical Financial and Operating Information

The following selected historical financial and operating information has been derived from the historical financial statements of the Vendor set out elsewhere in this prospectus. This information should be read in conjunction with the financial statements of the Vendor, together with the notes thereto, included elsewhere in this prospectus.

	Three Months Ended January 31,		12 Months Ended	Years Ended October 31,		
	2005[1]	2004[1]	January 31, 2005[2]	2004[1]	2003[1]	2002[1]
	(in thousands of dollars except gross margin percentage and number of stores)					
Sales	29,447	23,527	79,673	73,753	59,112	54,791
Gross Margin	10,592	8,633	28,824	26,865	17,798	16,582
Gross Margin Percentage	36.0%	36.7%	36.2%	36.4%	30.1%	30.3%
Net Income (loss)	(65)	(47)	(133)	(115)	(72)	(75)
Normalized EBITDA[3]	5,712	4,869	14,354	13,511	6,018	6,359
Stores at Period End	19	15	19	17	15	11

Notes:

(1) The amounts are derived from the Vendor's audited and unaudited historical financial statements included elsewhere in this prospectus.

(2) The amounts for the 12 months ended January 31, 2005 have been derived from the Vendor's audited financial statements for the year ended October 31, 2004 and the Vendor's unaudited financial statements for the three month periods ended January 31, 2005 and January 31, 2004 included in this table and elsewhere in this prospectus. The results of operations for this period are not necessarily indicative of the results of operations to be expected in any given fiscal year.

(3) Normalized EBITDA represents EBITDA adjusted for certain items that Company Management believes facilitates the comparability of historical periods. EBITDA and Normalized EBITDA are not measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA and Normalized EBITDA may not be comparable to similar measures presented by other issuers. See "Non-GAAP Measures" and "Reconciliation of Net Income to Normalized EBITDA".

Summary of Distributable Cash of the Fund

The following analysis has been prepared by Company Management on the basis of the financial and other information contained in this prospectus and Company Management's estimate of the amount of expenses and expenditures to be incurred by the Company and the Fund. This analysis is not a forecast or a projection of future results. The actual results of operations of the Company for any period, whether before or after the closing of the offering, will vary from the amounts set forth in the following analysis and such variation may be material. The following analysis does not take into account the additional EBITDA that Company Management anticipates will be generated by the five new stores scheduled to open by the end of June 2005.

Company Management believes that, upon completion of the offering and the transactions described under "Funding, Acquisition and Related Transactions", the Company will incur capital replacement and renovations expenditures, incremental general administrative costs and interest expense that will differ from those contained in the consolidated financial statements that are included elsewhere in this prospectus. Although Company Management does not have firm commitments for all of the aforementioned items and, accordingly, the complete financial effects of all of those items are not objectively determinable, Company Management believes that the following represents a reasonable estimate of what distributable cash would have been for the twelve

months ended January 31, 2005 had the Fund been in existence during such time and had the Acquisition taken place at the beginning of such period:

	12 Months Ended January 31, 2005[1]
	(unaudited) ($ thousands except per unit data)
Normalized EBITDA[2][9]	14,354
Company Management estimates that the following amount will increase distributable cash:	
Vendor volume rebate agreement[3]	478
Company Management estimates that the following amounts will decrease distributable cash:	
Maintenance capital expenditures[4]	175
Incremental general and administrative costs[5]	400
Interest expense[6]	788
Distributable cash[7]	13,469
Distributable cash per Unit[8]	•

Notes:

(1) Certain financial information has been derived from the historical consolidated financial statements of the Vendor contained elsewhere in this prospectus. See also "Non-GAAP Measures" and "Selected Historical Financial and Operating Information".

(2) Normalized EBITDA represents EBITDA adjusted for certain items that Company Management believes facilitates the comparability of historical periods. EBITDA and Normalized EBITDA are not measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA and Normalized EBITDA may not be comparable to similar measures presented by other issuers. See "Non-GAAP Measures" and "Reconciliation of Net Income to Normalized EBITDA".

(3) During the twelve months ended January 31, 2005, the Company entered into a supply and rebate agreement with a supply aggregator providing for a rebate payable quarterly based on the Company's purchases through the supply aggregator. For accounting purposes, the portion of the rebate received that relates to products that are still in the Company's inventory are recorded as a reduction in inventory cost. As only a portion of the rebate received has been recognized in income for the 12 months ended January 31, 2005, an adjustment has been made to the calculation of distributable cash to reflect the portion of the cash rebate received but not recognized.

(4) Maintenance capital expenditures have been estimated by Company Management based on historical expenditure levels and the current number and condition of stores.

(5) Company Management estimates that, subsequent to the offering, the Fund and the Company will incur additional general and administrative costs on an ongoing basis in connection with reporting to Unitholders, investor relations, trustee and director fees and other related matters.

(6) For purposes of calculating estimated distributable cash, interest at the rate of 5.25% per annum has been applied to an estimated average amount outstanding under the Credit Facility of $15 million. The Credit Facility provides for interest at the lender's Canadian prime rate or U.S. base rate plus 0% to 0.25% on the operating facility and the lender's Canadian prime rate plus 0.25% to 0.75% or the lender's banker's acceptance rate plus 1.75% to 2.25% on the term facility. The lender's prime rate is currently 4.25%. See "Credit Facility".

(7) Distributable cash is a measure that is not recognized by GAAP and does not have a standardized meaning prescribed by GAAP. See "Non-GAAP Measures".

(8) Based on • Units outstanding on a fully diluted basis upon completion of the offering, assuming exchange for Units of all outstanding Exchangeable LP Units and Subordinated LP Units.

(9) Only 15 of XS Cargo's 19 stores were operating for the full twelve month period ended January 31, 2005. During the twelve month period ended January 31, 2005, one store opened in June 2004 (8 months of operations), one store opened in October 2004 (3.5 months of operations), one store opened in November 2004 (2.5 months of operations) and one store opened in December 2004 (2 months of operations). The estimate of distributable cash set forth above is based on historical Normalized EBITDA and no adjustments have been made to reflect Company Management's estimate of Normalized EBITDA if all 19 stores had been operating for the entire twelve month period ended January 31, 2005. In addition, the estimate of distributable cash does not take into account the additional EBITDA that Company Management anticipates will be generated by the five new stores scheduled to open by the end of June 2005.

THE OFFERING

Offered Units: • Units

Price: $10.00 per Unit.

Amount: $ •

Units: Each Unit represents an equal undivided beneficial interest in the Fund and in any distributions payable by the Fund. Each Unit is transferable, entitles the holder thereof to participate equally in distributions of the Fund, is not subject to future calls or assessment and entitles the holder to rights of redemption and to one vote at all meetings of Voting Unitholders. See "XS Cargo Income Fund".

Use of Proceeds: The gross proceeds of $ • from the offering will be used by the Fund to indirectly acquire a • % interest in the Company. The Fund will use the gross proceeds of the offering to subscribe for XSCOT Units and XSCOT Notes. XSCOT will use the proceeds from the issuance to the Fund of the XSCOT Units and XSCOT Notes to subscribe for • Ordinary LP Units and GP Common Shares for $ • . XS Cargo LP will use the proceeds from the issuance to XSCOT of the Ordinary LP Units, and will draw down approximately $15 million under the Credit Facility, to pay the expenses of the offering and the Underwriters' fee and, together with the issuance to the Vendor of Exchangeable LP Units and Subordinated LP Units, representing in the aggregate • % of the outstanding LP Units and GP Common Shares representing • % of the GP Common Shares, to purchase the Purchased Assets from the Vendor. The Fund will then hold a • % indirect interest in the Company. See "Use of Proceeds" and "Funding, Acquisition and Related Transactions".

Management Retained Interest: In addition to cash consideration, a portion of the consideration to be received by the Vendor (all of the shares of which are owned by the Company's Chief Executive Officer, Michael McKenna, and other members of Company Management) under the Acquisition Agreement will consist of a • % interest in the Company comprised of • Exchangeable LP Units, • Subordinated LP Units and • GP Common Shares. The purpose of issuing Subordinated LP Units to the Vendor rather than Units is, among other things, to provide Unitholders with priority on distributions in certain circumstances. See "XS Cargo Income Fund — Cash Distributions" and "XS Cargo LP — LP Units". The Exchangeable LP Units and Subordinated LP Units will be indirectly exchangeable for Units of the Fund on a one-for-one basis, subject to adjustment in certain circumstances. In addition, the Vendor will be granted "demand" and "piggy back" registration rights by the Fund in respect of the Units that it indirectly owns or may acquire pursuant to the exercise of its Exchange Rights, subject to certain restrictions. See "Retained Interest and Exchange Rights" and "XS Cargo LP — LP Units". Subject to certain exceptions and the escrow provisions described in "Principal Agreements — Acquisition Agreement", the Exchangeable LP Units and Subordinated LP Units will not be transferable for 180 days after the Closing Date.

Distribution Policy:

The Fund intends to make monthly distributions of its available cash to Unitholders to the extent determined prudent by the Trustees. Monthly distributions are to be paid to Unitholders of record on the last business day of each calendar month or such other date as may be determined from time to time by the Trustees and are to be paid generally on the 15th day of the following month. The initial cash Distribution for the period from the Closing Date to • , 2005 is expected to be $ • per Unit (assuming that closing occurs on • , 2005) and is expected to be paid on or before • , 2005 to Unitholders of record as of • , 2005. Subsequent regular distributions in the estimated amount of $ • per Unit are anticipated to be made in each month thereafter commencing on or about • , 2005. Distributable cash of the Fund will be derived from distributions from XSCOT and interest on the XSCOT Notes. See "XS Cargo Income Fund — Cash Distributions".

The distributable cash of XSCOT will be derived primarily from distributions on or in respect of Ordinary LP Units owned by XSCOT. XSCOT intends to make monthly distributions to holders of XSCOT Units of its distributable cash after satisfaction of its interest obligations, if any, including interest on the XSCOT Notes, less any administrative expenses and other obligations of XSCOT, including principal repayments in respect of the XSCOT Notes. See "XS Cargo Operating Trust — Cash Distributions".

XS Cargo LP will make monthly distributions of distributable cash on the Ordinary LP Units and Exchangeable LP Units and, subject to the subordination provisions described below, quarterly cash distributions on the Subordinated LP Units. The distributable cash of XS Cargo LP will be based on available cash from its operations, less amounts required for debt service obligations, paying awards under the long-term incentive plan and other incentives, working capital reserves, maintenance capital expenditure reserves, renewal reserves, upgrade and renovation reserves or other reserves, expenditures in excess of reserves, and such other amounts as may be considered appropriate by the board of directors of the GP. Capital and other expenditures (including amounts to enable XS Cargo LP to pay equal monthly distributions based on expected annual cash distributions) may be financed with drawings under one or more credit facilities to be established on behalf of XS Cargo LP, other borrowings or additional issuances of Units. See "XS Cargo LP — LP Units".

The Fund, XSCOT and the Company have considerable discretion in determining the amount of cash distributions. Cash distributions are not guaranteed and will fluctuate with, among other things, the Company's performance. See "Risk Factors — Risks Relating to the Structure of the Fund and the Offering — Cash Distributions".

Subordination of Distributions on Subordinated LP Units:

Distributions on the Subordinated LP Units will be subordinated in favour of Ordinary LP Units and Exchangeable LP Units. Distributions will only be paid by XS Cargo LP on the Subordinated LP Units at the end of a fiscal quarter to the extent that: (i) XS Cargo LP has paid average monthly distributions of at least $ • per Ordinary LP Unit and Exchangeable LP Unit to holders of Ordinary LP Units and Exchangeable LP Units during that quarter, and (ii) any deficiency in such distributions to holders of Ordinary LP Units and Exchangeable LP Units during the preceding 12 months has been satisfied, as described below. If these targets are not satisfied, distributions on Subordinated LP Units will be reduced to the extent necessary to support the continued payment of distributions on the Ordinary LP Units and Exchangeable LP Units and any applicable deficiency in such distributions.

Distributions on the Ordinary LP Units and Exchangeable LP Units will be cumulative, such that the amount of any deficiency will accumulate for a period of 12 months. Payments of deficiencies in distributions on the Ordinary LP Units and the Exchangeable LP Units will be made in priority to distributions on the Subordinated LP Units. Any accumulated deficiency on Ordinary LP Units and Exchangeable LP Units not satisfied by a distribution by XS Cargo LP within 12 months of the date it arose will cease to be payable (i.e., distributions on the Subordinated LP Units will not be reduced to fund accumulated deficiency to the extent that some or all of such accumulated deficiency arose more than 12 months before the date on which such payment is to be made). As the holder of the Ordinary LP Units, XSCOT will be entitled to enforce payment of any accumulated deficiency during the term of the subordination provisions.

The Subordinated LP Units will automatically convert into Exchangeable LP Units on a one-for-one basis at (and the subordination provisions will only apply until) the earlier of:

(i) December 31, 2006 if, for the fiscal year of XS Cargo LP ending on such date, XS Cargo LP has earned EBITDA (derived from audited financial statements) of at least $14.432 million (the "**EBITDA Target**"), and XS Cargo LP has paid distributions of at least $ • per LP Unit (the "**Distribution Target**") for each of the fiscal years ended December 31, 2006 and 2005 (annualized in the case of 2005), and

(ii) the end of any fiscal year of the Fund following December 31, 2006 in respect of which XS Cargo LP has earned EBITDA (derived from audited financial statements) of at least the EBITDA Target and XS Cargo LP has paid distributions per LP Unit at least equal to the Distribution Target for such fiscal year.

The subordination provisions will also cease to apply to the Subordinated LP Units (and the Subordinated LP Units will automatically convert into Exchangeable LP Units on a one-for-one basis) in certain other specified circumstances. See "Retained Interest and Exchange Rights — Subordination".

For the purposes of the subordination provisions, EBITDA will be calculated and adjusted in a manner consistent with the definition of EBITDA set forth in this prospectus. See "Non-GAAP Measures".

Eligibility for Investment:

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Fund, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, provided the Fund is a mutual fund trust, the Units, at closing of the offering, will be qualified investments under the Tax Act and the regulations thereunder for Exempt Plans. In the opinion of such counsel, at closing of the offering, the Units will not constitute "foreign property" for the purposes of the tax imposed under Part XI of the Tax Act on Deferred Income Plans, registered investments and other tax-exempt entities, including most registered pension funds or plans. RESPs are not subject to the foreign property rules. See "Eligibility for Investment". The foregoing opinion assumes that, prior to the closing of the offering, there will be no change in the applicable legislation currently in effect.

Pursuant to the 2005 Federal Budget on February 23, 2005, the Minister of Finance (Canada) announced that the limit in respect of foreign property that may be held by a taxpayer subject to Part XI of the Tax Act will be eliminated for 2005 and subsequent calendar years. There can be no assurance that such proposal will be enacted.

Risk Factors:

An investment in Units is subject to certain risk factors that prospective investors should carefully consider. The risk factors include industry risks associated with the broadline closeout retailing business including: the Company's ability to maintain profitability and manage growth; the Company's ability to expand through new store openings; the Company's ability to source products in quantities and on terms acceptable to the Company; changes in trends and consumer tastes; economic conditions and consumer spending; marketing expenditures; competition; reliance on centralized distribution centers; freight costs; ability to maintain comparable store sales; seasonality and fluctuations in quarterly results; reliance on management information systems; increases in the cost of, or disruption in the flow of, imported products; successful management of exposure to merchandise returns; foreign exchange fluctuations; costs and availability of insurance coverage; intellectual property; reliance on key personnel; labour matters; absence of an operating history as a public company; dependence on external funding sources; environmental regulation; uncertainties arising from world events; and property taxes. The risk factors also include risks associated with the structure of the Fund and the offering including: the dependence of the Fund on the Company and Company Management; absence of a prior public market for the Units; unpredictability and potential volatility of the trading price of the Units including the effect of market interest rates on the price of Units; the nature of the Units; cash distributions are not guaranteed and will fluctuate with the Company's performance; the legal attributes of the Units; the possibility that the Company may not be able to recover from the Vendor for breaches of the Acquisition Agreement; leverage and restrictive covenants in agreements relating to current and future indebtedness of the Company; the restrictions on the potential growth of the Company as a consequence of the payment by the Company of substantially all of its operating cash flow; income tax related risks; future sales of Units by the Fund or the Vendor; the Vendor's right to approve certain material transactions; investment eligibility and foreign property status of the Units; the distribution of securities on redemption or termination of the Fund; and restrictions on non-resident Unitholders and liquidity of Units. See "Risk Factors".

Tax Considerations: Each Canadian resident Unitholder will be required to include in computing income for Canadian income tax purposes for a particular taxation year the Unitholder's pro rata share of the Fund's income that was paid or payable in that year by the Fund to the Unitholder and that was deducted by the Fund in computing its income. Generally, all other amounts received by Canadian resident Unitholders will not be included in the Unitholders' income, but will reduce the adjusted cost base of the Unitholders' Units, for Canadian income tax purposes. Prospective purchasers should consult their tax advisors regarding the tax implications of an investment in Units. See "Certain Canadian Federal Income Tax Considerations".

Funding, Acquisition and Related Transactions

The following chart illustrates the structure of the Fund on completion of this offering and the indirect investment by the Fund in the Company. See "Retained Interest and Exchange Rights", "Funding, Acquisition and Related Transactions" and "Use of Proceeds".



Public Unitholders
100% (Units)
XS Cargo Income Fund (the "Fund")
100% (XSCOT Units and XSCOT Notes)
Vendor(4)
XS Cargo Operating Trust ("XSCOT")
• %(2)
• %(1)
XS Cargo LP and XS Cargo GP Inc. (the "Company")(3)

Notes:

(1) Ordinary LP Units, representing • % of the LP Units and GP Common Shares.

(2) Exchangeable LP Units, Subordinated LP Units and GP Common Shares representing, collectively, • % of the LP Units and GP Common Shares.

(3) The GP will hold all of the outstanding GP Units.

(4) The Vendor is owned by four of the existing members of Company Management, including the Company's President and Chief Executive Officer, Michael McKenna (67.5%).

GLOSSARY OF TERMS

In this prospectus, the following terms have the meanings set forth below:

"**ABCA**" means the *Business Corporations Act* (Alberta), as amended, including the regulations promulgated thereunder;

"**Acquisition**" means the acquisition by XS Cargo LP from the Vendor of the Purchased Assets and the assumption by the Company of certain related liabilities as more particularly described under "Principal Agreements — Acquisition Agreement";

"**Acquisition Agreement**" means the asset purchase and sale agreement to be entered into between XS Cargo LP and the Vendor providing for the sale by the Vendor of the Purchased Assets to XS Cargo LP;

"**Acquisition Transaction**" means an amalgamation, merger or other form of business combination involving the Fund or XS Cargo LP, any sale, lease, exchange or transfer of a substantial portion of the assets of the Fund or XS Cargo LP, or any reorganization, recapitalization, liquidation or winding-up or other business combination involving the Fund or XS Cargo LP;

"**Administration Agreement**" means the administration agreement to be entered into between the Fund, XSCOT and the GP;

"**affiliate**" means "**affiliated entity**" within the meaning of Section 1.2 of Ontario Securities Commission Rule 45-501 — Exempt Distributions promulgated under the *Securities Act* (Ontario);

"**associate**" has the meaning ascribed thereto in the *Securities Act* (Alberta);

"**Business**" means the broadline closeout retailing business of the Vendor;

"**Closing Date**" means the date of completion of the offering;

"**Company**" means collectively, XS Cargo LP and the GP, the general partner of XS Cargo LP;

"**Company Management**" means senior management of the GP;

"**Credit Facility**" means the credit facility to be entered into by XS Cargo LP with a Canadian chartered bank on or before the closing of the offering. See "Credit Facility";

"**Declaration of Trust**" means the declaration of trust dated April 6, 2005 pursuant to which the Fund was established, as the same may be amended, supplemented or restated from time to time. See "XS Cargo Income Fund";

"**Deferred Income Plans**" means, collectively, trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans, each as defined in the Tax Act;

"**diluted basis**" means, for purposes of the Securityholders Agreement, the number of Units outstanding assuming the exchange of all Exchangeable LP Units and Subordinated LP Units;

"**distributable cash**" has the meaning given to it under "Non-GAAP Measures";

"**Distribution Target**" means distributions of at least $ • per LP Unit in a fiscal year;

"**EBITDA**" has the meaning given to it under "Non-GAAP Measures";

"**EBITDA Target**" means annual EBITDA of XS Cargo LP (derived from audited financial statements) of at least $14.432 million;

"**Exchange Agreement**" means the exchange agreement to be entered into among the Fund, XSCOT, the Company, and the Vendor providing for, among other things, the Exchange Rights, and demand and piggyback registration rights. See "Retained Interest and Exchange Rights";

"**Exchange Rights**" means the right of a holder of Exchangeable LP Units to exchange one Exchangeable LP Unit for one Unit by delivering such Exchangeable LP Unit in exchange for a Unit. See "Retained Interest and Exchange Rights";

"**Exchangeable LP Units**" means the exchangeable units of XS Cargo LP held by the Vendor on the Closing Date;

"**Exchangeable Securities**" means the Exchangeable LP Units, the Subordinated LP Units and any other securities that are exchangeable, directly or indirectly, for Units;

"**Exempt Plans**" means, collectively, Deferred Income Plans and RESPs;

"**Fund**" means XS Cargo Income Fund, a trust established under the laws of the Province of Alberta pursuant to the Declaration of Trust;

"**GP**" means XS Cargo GP Inc., a corporation incorporated under the ABCA;

"**GP Common Shares**" means the common shares in the capital of the GP;

"**GP Units**" means the ordinary general partner units of XS Cargo LP held by the GP;

"**gross margin percentage**" means the result obtained by deducting cost of sales from sales and dividing the remainder by sales;

"**ITLA**" means the *Income Trusts Liability Act* (Alberta);

"**Limited Partnership Agreement**" means the limited partnership agreement, as amended, supplemented or restated from time to time, between the Vendor, the GP and XSCOT, by which XS Cargo LP will be governed;

"**LP Units**" means, collectively, the Ordinary LP Units, the Exchangeable LP Units and the Subordinated LP Units;

"**LTIP**" means the long-term incentive plan of XS Cargo LP;

"**1933 Act**" means the *United States Securities Act of 1933*, as amended;

"**Non-Competition Agreements**" means the non-competition agreements to be entered into between the Company and Michael McKenna and the other shareholders of the Vendor as more particularly described under "Principal Agreements — Non-Competition Agreements";

"**Non-resident**" means a non-resident of Canada within the meaning of the Tax Act;

"**Normalized EBITDA**" has the meaning given to it under "Non-GAAP Measures";

"**Note Indenture**" means the note indenture to be made between XSCOT and the Note Trustee, providing for the issuance of the XSCOT Notes;

"**Note Trustee**" means the trustee under the Note Indenture;

"**Ordinary LP Units**" means the ordinary limited partnership units of XS Cargo LP;

"**Partnership Special Resolution**" means a resolution of the partners of XS Cargo LP passed with the consent of the holders of at least 66⅔% of the LP Units and GP Units, in the aggregate, voted on such resolution at a duly constituted meeting or by a written resolution of partners holding more than 66⅔% of the LP Units and GP Units, in the aggregate, entitled to vote at a duly constituted meeting;

"**Permitted Investments**" means: (i) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institution, the short-term debt or deposits of which have been rated at least "A" or the equivalent by Standard & Poor's, a division of The McGraw-Hill Company Inc., Moody's Investor Services, Inc. or Dominion Bond Rating Services Limited; and (iii) commercial paper rated at least "R-1" or the equivalent by

Dominion Bond Rating Services Limited, in each case maturing not more than 180 days after the date of acquisition;

"**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**Proposed Amendments**" has the meaning given to it under "Certain Canadian Federal Income Tax Considerations";

"**Purchased Assets**" means the assets used in the Business to be acquired by XS Cargo LP from the Vendor pursuant to the Acquisition upon the closing of the offering as more particularly described under "Principal Agreements — Acquisition Agreement — Purchased Assets and Associated Liabilities";

"**Redemption Date**" means a date on which Units are surrendered for redemption;

"**Redemption Price**" has the meaning given to that term under "XS Cargo Income Fund — Redemption Right";

"**RESP**" means a registered education savings plan as defined in the Tax Act;

"**Securityholders Agreement**" means the agreement to be entered into among XSCOT, the GP and the Vendor providing for, among other things, the governance of the GP;

"**Series 1 XSCOT Notes**" means the series 1 notes of XSCOT issued under the Note Indenture;

"**Series 2 XSCOT Notes**" means the series 2 notes of XSCOT issued under the Note Indenture;

"**Special Resolution**" means a resolution of the Voting Unitholders passed by not less than 66⅔% of the votes cast, either in person or by proxy, at a meeting of Voting Unitholders called for the purpose of approving such resolution, or approved in writing by the holders of not less than 66⅔% of the Voting Units entitled to vote on such resolution;

"**Special Voting Units**" means the special voting units of the Fund, issued to or for the benefit of holders of Exchangeable Securities and certified under the Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"**Subordinated LP Units**" means the subordinated exchangeable limited partnership units of XS Cargo LP held by the Vendor on the Closing Date;

"**subsidiary**" has the meaning set out in the *Securities Act* (Alberta) and includes a partnership or other entity;

"**Tax Act**" means the *Income Tax Act* (Canada), as amended, including the regulations promulgated thereunder;

"**Trustees**" mean the trustees of the Fund from time to time;

"**TSX**" means the Toronto Stock Exchange;

"**Underwriters**" means CIBC World Markets Inc., RBC Dominion Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation and Sprott Securities Inc.;

"**Underwriting Agreement**" means the underwriting agreement among the Fund, the Company and the Underwriters;

"**Unit**" means a trust unit of the Fund other than a Special Voting Unit;

"**United States**" or "**U.S.**" means the United States, as defined in Rule 902(1) under Regulation S;

"**Unitholders**" means the holders of Units from time to time;

"**Vendor**" means Famous Brands (Edmonton) Inc., a corporation incorporated under the ABCA and owned by the Company's Chief Executive Officer, Michael McKenna (67.5%), and certain other members of Company Management;

"**Vendor Group**" means, collectively, the Vendor and any shareholder, associate or affiliate of the Vendor, including any family member of a shareholder of a Vendor or any company, trust or other entity owned by or maintained for the benefit of any of such Persons;

"**Voting Units**" means the Units and the Special Voting Units;

"**Voting Unitholders**" means the Unitholders and the holders of Special Voting Units;

"**XS Cargo**" means the Vendor when referring to events or transactions relating to the Business that occurred or will occur prior to completion of the Acquisition and means XS Cargo LP when referring to events or transaction that occurred or will occur after completion of the Acquisition;

"**XS Cargo Entities**" means, and includes XSCOT, the GP, XS Cargo LP, any of their affiliates and any other direct or indirect subsidiary of the Fund;

"**XS Cargo LP**" means XS Cargo Limited Partnership, a limited partnership formed under the laws of the Province of Alberta;

"**XSCOT**" means XS Cargo Operating Trust, a trust established under the laws of the Province of Alberta pursuant to the XSCOT Declaration of Trust;

"**XSCOT Declaration of Trust**" means the declaration of trust dated April 6, 2005 pursuant to which XSCOT was established, as the same may be amended, supplemented or restated from time to time. See "XS Cargo Operating Trust";

"**XSCOT Notes**" means, collectively, the Series 1 XSCOT Notes and Series 2 XSCOT Notes of XSCOT issued under the Note Indenture;

"**XSCOT Unitholders**" means, at the relevant time, the holders of the XSCOT Units; and

"**XSCOT Units**" means the trust units of XSCOT.

THE FUND, XSCOT AND XS CARGO LP

The Fund is an unincorporated open-ended trust established under the laws of the Province of Alberta by the Declaration of Trust. On the closing of the offering, the Fund will own all of the XSCOT Notes and XSCOT Units, and will hold, indirectly through XSCOT, a • % interest in the Company. The Fund will receive, indirectly through XSCOT, distributions of distributable cash of the Company. See "XS Cargo Income Fund".

XSCOT is an unincorporated trust established under the laws of the Province of Alberta pursuant to the XSCOT Declaration of Trust. XSCOT was created to initially acquire and hold • % of the LP Units and GP Common Shares. See "XS Cargo Operating Trust".

XS Cargo LP is a limited partnership formed under the laws of the Province of Alberta, with the GP as its general partner. XS Cargo LP carries on business and is governed under the Limited Partnership Agreement. The Company, with 19 stores currently open in Ontario and Western Canada, is one of the largest broadline closeout retailers in Canada. See "XS Cargo LP". The principal and head office of each of the Fund, XSCOT, the GP and XS Cargo LP is located at 11730 - 163rd Street, Edmonton, Alberta, T5M 3W3.

INDUSTRY OVERVIEW

Retail Industry

The Canadian retail industry serves a large market with sales that neared $347 billion in 2004. According to Statistics Canada, aggregate retail sales of electronics, furniture, appliances, housewares and sporting goods totalled approximately $37.4 billion in 2003. During the period from 1998 to 2003, total Canadian retail sales of electronics, furniture, appliances, housewares and sporting goods grew at a compound annual growth rate of approximately 6.4%.

Canadian Retail Sales of Electronics, Furniture, Appliances, Housewares and Sporting Goods
(billions of dollars)



CAGR 6.4%
$27.5
$29.8
$32.0
$33.7
$36.2
$37.4
1998
1999
2000
2001
2002
2003
Electronics
Furniture
Appliances
Housewares
Sporting Goods

The Company has identified the following retail industry trends, which Company Management believes are favourable to its business prospects.

Canadian Retail Market Forecast to Sustain Growth

According to Euromonitor International, a provider of global consumer market intelligence, a robust Canadian economy will result in growth in retail sales. The continued strength of the Canadian economy and steady interest rate environment are expected to continue to drive consumer confidence levels, resulting in sustained growth in consumer expenditures and retail sales. Euromonitor forecasts that consumer expenditures on household goods and services will increase by a compound annual growth rate of approximately 4.4% from 2004 to 2008.

Forecast Canadian Consumer Expenditures on Household Goods and Services
(C$ billions, constant 2003 prices)


CAGR: 4.4%
$44.8
$46.9
$49.0
$51.1
$53.2
2004
2005
2006
2007
2008

Increase in After-Tax Income and Access to Credit

Company Management believes that low interest rates, increasing after-tax income, and broader access to credit have resulted in an increased willingness among consumers to purchase goods on credit.

According to the AKTRIN Research Institute, a writer and publisher of industrial and economic reports, after-tax income in Canada is expected to grow by 18.1% between 2002 and 2012 due to:

- output per worker growth supporting real wage gains;
- an increased ratio of employed individuals per household due to the aging of the Canadian population; and
- further slight declines in personal tax at both the federal and provincial levels.

Closeout Retailing

Company Management believes that closeout retailing is a growing segment of the retail sector. Closeout retailers carry the same brand name products found at other retailers, but at substantially lower prices. Closeout retailers purchase excess product at significant discounts from manufacturers and others who want or need to reduce inventory as a result of production overruns, package changes, discontinued products or returns from merchandisers. Closeout retailers also take advantage of generally lower prices in the off-season by buying and warehousing seasonal and general merchandise for future sales. As a result of this lower cost of goods, closeout retailers can offer the same merchandise at significantly lower prices than those offered by traditional retailers.

The Company has identified the following trends, which Company Management believes are favourable to the closeout retailing industry.

Shortened Product Lifecycles and Increased Product Turnover

Company Management believes that in recent years there has been a growing trend towards shortened product life cycles and increased product turnover. Company Management believes that manufacturers are increasingly shortening product life cycles by introducing new generations of products more rapidly than in the past. Advertising and marketing campaigns are focusing consumers on the attributes of new products, thereby encouraging the replacement of older products although they are still functional. As a result, manufacturers are introducing new products and new packaging on a more frequent basis to maintain their market share in an increasingly competitive environment. Manufacturers also face pressures to forecast product demand early, so that they do not disappoint their largest customers. As a result, manufacturers often estimate demand incorrectly and produce more of a product than their customers require, which increases the supply of first-run goods available to closeout retailers. Company Management believes that these trends have contributed to making closeout retailers an integral part of manufacturers' overall capacity planning and production processes. As a result, Company Management believes that manufacturers are increasingly relying on closeout retailers, such as the Company, that can purchase large quantities of merchandise and can control the distribution and advertising of specific products.

Industry Consolidation and Emphasis on Just-In-Time Inventory Process

Other favourable trends include consolidations within the retail industry and an emphasis on just-in-time inventory processes. In 2002, the top six retailers accounted for nearly one-third of total retail industry sales in Canada, according to Euromonitor. As well, many retailers have just-in-time inventory requirements of manufacturers. Company Management believes that these trends have resulted in a shift of inventory risk from retailers to manufacturers, creating an increased amount of cancelled orders resulting from late deliveries and other events that result in excess inventory accumulating at the manufacturer and distributor level. As a result, there are better and more frequent opportunities for closeout merchandisers such as the Company to purchase increasing amounts of excess inventory.

Increased Supply of Product from China

China's low cost labour force allows Chinese manufacturers to produce quality goods at a fraction of the cost of those in most other countries. Significant foreign and domestic investment has been made in the Chinese manufacturing industry in recent years, creating tremendous expansion in productive capacity, which has contributed to making China one of the world's largest producers of a number of consumer products. These and other factors, including enhanced access to international trade channels, have resulted in a fast growing supply of high quality, low cost goods available for purchase by retailers around the world.

Increase in the Value-Conscious Consumer Segment

Company Management believes that closeout retailing is gaining market share in the North American retail market as a result of a growing emphasis by consumers on value. With improved availability of, and access to, information, due in part to the Internet, consumers are better able to comparison shop. The closeout retailing sector has gained in popularity as an increasing number of consumers recognize the significant gap that exists in the prices offered by low cost, low-price retailers, including closeout stores, relative to those offered by traditional retailers for the same or similar products.

BUSINESS OF XS CARGO

Overview

XS Cargo is one of the largest broadline closeout retailers in Canada. XS Cargo opened its first store in Edmonton, Alberta in 1996 and currently operates 19 stores throughout Ontario and the four western provinces, with an additional five stores scheduled to open by the end of June 2005. During the 12 months ended January 31, 2005, XS Cargo generated $79.7 million in sales with over 2,000,000 customer purchases and average sales of $660 per square foot of net retail selling space ($467 per square foot on a gross basis).

The Company sells a broad range of quality brand name products including consumer electronics, small appliances, housewares, furniture, home décor, personal care, luggage and tools at a significant discount to regular retail prices. XS Cargo's merchandising philosophy is to offer "Nothing But Bargains" in its retail stores and to compete with general retailers on an item-by-item basis solely on price.

The Company's buyers are in the marketplace virtually every day, enabling them to source and take advantage of buying opportunities on an almost continuous basis. At the time potential purchases are evaluated, the Company compares published retail prices for the same or similar items and will generally only make the purchase if Company Management believes the item can be retailed at the appropriate discount to the published retail price while still allowing the Company to achieve an acceptable margin.

XS Cargo's merchandise is generally obtained at a substantial discount to regular wholesale prices. The primary sources from which XS Cargo derives its merchandise are described below in the order of their significance (in terms of average purchase volumes) at the present time. The relative significance of each source changes from time to time depending on numerous economic factors and retail industry conditions.

Closeouts — XS Cargo buys merchandise from manufacturers, distributors and retailers when products are reaching the end of their life cycles and being replaced by newer models.

Returns — XS Cargo buys returned goods from manufacturers that have been inspected, serviced as necessary and meet the manufacturer's original specifications.

Excess Inventory — XS Cargo buys merchandise from manufacturers, distributors and retailers that are in possession of excess inventory resulting from factory overruns, cancelled orders, shelf pulls, package changes, buy backs and buying errors.

Business Terminations — XS Cargo buys merchandise from retailers, manufacturers and distributors that are going out of business.

Since inception in 1996, XS Cargo has not experienced any significant difficulty in obtaining quality, brand name closeout merchandise in adequate volumes and at attractive prices.

The Company supplements its traditional brand name closeout purchases with products manufactured to its specifications in China.

Operating Philosophy

Company Management intends to continue to pursue the following operating strategies:

Pricing — Company Management's strategy is to price every product offered by XS Cargo at a significant discount to regular retail prices, including prices offered by discounters and wholesale clubs. Company Management believes that price is the primary consideration for the Company's customers. Therefore, the most important factor in the Company's performance and growth is its ability to sell merchandise at 40% to 80% below regular retail prices.

Targeted Advertising — XS Cargo advertises primarily in multi-page circulars ("flyers") distributed in local subscription daily newspapers and uses a focused price/item approach to highlight its price advantage over competing retailers and generate brand and location awareness for its stores. The Company produced 35 system-wide flyer promotions in the year ended October 31, 2004, totalling over 50 million flyers. The Company's advertising expenditures have been consistent as a percentage of sales since 1998, averaging 5.2%.

Product Selection — XS Cargo focuses on a diverse selection of quality, name brand, high-demand merchandise to anchor its price and item advertising strategy. The Company's stores carry many of the same name brand products as general retailers. Certain core categories of merchandise are carried on a continual basis, although the specific brand names offered may change frequently. Company Management believes that the constantly changing product offerings generate repeat visits from its value conscious customers. The Company also carries more high value items and more brand name merchandise than other closeout retailers, which Company Management believes provides it with an additional competitive advantage.

Attractive Store Economics — Consistent with XS Cargo's pricing strategy, overhead costs are minimized. As a destination retailer, the Company is not dependent on nearby customer traffic to generate traffic for its stores. Accordingly, the Company's stores, while conveniently located on or near major roadways with ample parking, are typically located in less expensive secondary sites, rather than in power centres, enclosed malls or new retail developments. Leasehold improvements and store fixtures are functional, but are not expensive. The average cost of equipment and leasehold improvements to open a new store has historically been less than $100,000, an investment that has been recouped on average in less than two months. The Company's rapid inventory turnover contributed to high sales per square foot productivity ($660 per square foot of net retail selling space ($467 per square foot gross) during the 12 months ended January 31, 2005). A highly centralized operating philosophy results in a cost-efficient, flat management structure.

Growth in Sales and Normalized EBITDA

From fiscal year 1998 to 2004 sales have grown by 219.8%, a compound annual growth rate of 21.4%, and Normalized EBITDA has grown by 938.5%, a compound annual growth rate of 47.7%.

XS Cargo has increased its same store sales at an average rate of 3.7% per year over the period from fiscal 1998. Company Management believes that the Company can continue to grow same store sales, in part by continuing its historical strategy of expanding its selection of closeout merchandise and by adding new product

categories. In addition, Company Management believes the Company can increase its market share in the existing core product categories such as consumer electronics, housewares, luggage and home décor.

For the fiscal year ended October 31, 2004, XS Cargo generated $73.8 million in sales and $13.5 million in Normalized EBITDA and for the 12 months ended January 31, 2005 generated $79.7 million in sales and $14.4 million in Normalized EBITDA. The following charts illustrate XS Cargo's growth in sales and Normalized EBITDA for the periods indicated.

Sales(1)
(millions of dollars)



23.1
26.7
32.1
44.2
54.8
59.1
73.8
79.7
1998
1999
2000
2001
2002
2003
2004
12 months ended January 31, 2005

Note:

(1) Except for the 12 months ended January 31, 2005, sales data is for years ended October 31.

Normalized EBITDA(1)(2)
(millions of dollars)



1.3
1.9
2.2
4.7
6.4
6.0
13.5
14.4
1998
1999
2000
2001
2002
2003(3)
2004
12 months ended January 31, 2005

Notes:

(1) Normalized EBITDA represents EBITDA adjusted for certain items that Company Management believes facilitate the comparison of historical periods. EBITDA and Normalized EBITDA are not earnings measures recognized by GAAP and do not have a standardized meaning prescribed by GAAP. Therefore, EBITDA and Normalized EBITDA may not be comparable to similar measures presented by other issuers. See "Non-GAAP Measures" and "Reconciliation of Net Income to Normalized EBITDA".

(2) Except for the 12 months ended January 31, 2005, Normalized EBITDA data is for years ended October 31.

(3) The year 2003 was a transition year for XS Cargo, as management made the strategic decision to cease off-site sales events. Although off-site sales events were profitable, they consumed a disproportionate amount of management time and resources and diverted focus and inventory from corporate stores. Conducting off-site sales also created an opportunity cost for store operations because finite inventory was being liquidated at lower overall gross margins and with higher operating costs. In the latter half of 2003, management began to implement the new strategy and opened four new stores in Ontario and British Columbia.

Growth in Gross Margin

From fiscal year 1998 to 2004, XS Cargo's gross margin percentage has increased from 23.1% to 36.4%, due in part to the increase in XS Cargo's product selection and expansion in product categories, particularly products and product categories with higher margins. The following chart illustrates the growth in gross margin percentage since 1998.

Gross Margin[(1)]



23.1%
25.5%
27.6%
28.8%
30.3%
30.1%
36.4%
36.2%
1998
1999
2000
2001
2002
2003
2004
LTM ended January 31, 2005

Note:

(1) Except for the 12 months ended January 31, 2005, gross margin percentage data is for years ended October 31.

Number of Stores

XS Cargo has expanded steadily throughout Ontario and the four western provinces over the past eight years, operating a total of 17 stores at October 31, 2004 and 19 stores at January 31, 2005. The Company has entered into leases for five new stores that are scheduled to open by the end of June 2005. The following chart illustrates the growth in number of stores for the periods indicated.

Number of Stores[(1)]



5
8
11
15
17
19
24
2000
2001
2002
2003
2004
As at January 31, 2005
Scheduled by the end of June 2005

Note:

(1) Except as otherwise indicated, number of stores data is as of October 31.

Diversification

XS Cargo's sales are geographically diversified. Stores are currently located in five provinces covering key regional markets, as illustrated in the following charts.

Percentage of Stores by Region(1)



Saskatchewan and Manitoba 18%
Ontario 46%
BC 18%
Alberta 18%
Saskatchewan and Manitoba
BC
Alberta
Ontario

Percentage of Sales by Region(1)



Saskatchewan and Manitoba 15%
Ontario 48%
BC 15%
Alberta 22%
Saskatchewan and Manitoba
BC
Alberta
Ontario

Notes:

(1) Percentage of stores by region as at October 31, 2004.

(2) Percentage of sales by region for the year ended October 31, 2004.

Business Strengths

XS Cargo possesses a number of competitive advantages that Company Management believes set it apart from other discount retailers and make its operating and financial performance sustainable.

Strong Sourcing Capabilities and Purchasing Power

An integral part of the Company's success is its ability to source and purchase quality, brand name merchandise from brokers, manufacturers, distributors, retailers and other vendors at prices substantially below those paid by traditional retailers.

Purchasing Expertise

The Company has three internal buyers with a combined 71 years of experience in retail merchandising. The Company's buying team analyzes purchases on a case-by-case basis as opportunities are sourced. Company Management uses its expertise to source and select quality brand name merchandise with high consumer demand. The Company has developed relationships with a large network of independent brokers and others that either own or locate and procure merchandise for the Company.

Supply Diversification

As at January 31, 2005, the Company had over 200 active vendor accounts. In fiscal year 2004, the Company's top ten closeout vendors accounted for approximately 40% of total merchandise purchases, with only one closeout vendor (10.5%) accounting for more than 10%. The Company has also had an agreement since November 1, 2003 with a Canadian import company that aggregates supply on the Company's behalf from a variety of vendors in China. Purchases from the import company under the agreement represented approximately 19.2% of the Company's merchandise purchases in fiscal 2004. No other vendor accounted for more than 5% of the Company's merchandise purchases in fiscal 2004. Company Management believes that the termination of its supply agreement with the import company would not have a material effect on its ability to obtain products for sale.

Purchasing Power

The Company purchases most of its merchandise on a cash basis, rather than on credit, and does not require that manufacturers provide co-operative advertising, rebates, promotional or mark-down allowances, delayed deliveries or other concessions often demanded by traditional retailers. The Company also typically arranges for pickup and pays the cost of transportation from the vendor's warehouse, thereby expediting and simplifying the sale process and reducing transaction risk for the vendor. Company Management believes that this strategy provides the Company with a competitive advantage by meeting manufacturers' and brokers' objective of liquidating excess inventory on a timely basis. Company Management believes that this strategy gives the Company the opportunity to source high demand, quality merchandise and continue to expand its network of brokers and other vendors.

Innovative, Entrepreneurial Culture and Strong Management

The Company was founded by a small group of retail entrepreneurs led by the Company's Chief Executive Officer, Michael McKenna, which currently has a combined 92 years experience in the retail industry. Since inception, the Company has maintained a culture of entrepreneurial spirit and a centralized and efficient management structure. The Company's senior management team consists of seven members, five of whom have been with the Company since inception and four of which are the founding shareholders of the Vendor. The senior management team makes all key decisions with respect to merchandise purchases, product pricing and promotion.

Company Management's interest will be aligned with the interests of the Company and Unitholders through Company Management's collective ownership, through the Vendor, of approximately • % of the outstanding Units (assuming the exchange for Units of all Exchangeable LP Units and Subordinated LP Units) and through their participation in the LTIP. In addition, the distributions on • % of the LP Units held by the Vendor will be subordinated to distributions on the Fund's LP Units until at least December 31, 2006. The Company's Chief Executive Officer, Michael McKenna, is the controlling shareholder (67.5%) of the Vendor.

Favourable Industry Trends and Characteristics

Company Management believes that the closeout retailing industry has benefited from several trends in the retailing industry, including the increase in "just-in-time" inventory management techniques, retailer consolidations and shorter product cycles which have caused inventory risk to shift from retailers to manufacturers (See "Industry Overview"). While these developments have provided closeout retailers with an ample supply of merchandise, there remain relatively few closeout retailers in Canada, most of which operate in niche markets like computers, consumer electronics, hardware or fashion. Company Management believes that this environment presents a significant opportunity for a broadline closeout retailer such as the Company to expand in new and existing markets and to grow its network of vendors and brokers.

In addition to favourable trends within the retailing industry, Company Management believes that the closeout industry as a whole is less susceptible to changes in economic conditions than general retailers. Company Management believes that during economic downturns there are more retailers, distributors and manufacturers with excess inventory and more business failures, which collectively create more buying opportunities for the Company. In addition, Company Management believes that consumers tend to be more cost conscious during economic downturns, which gives the Company a competitive advantage over conventional retailers.

Growth Strategy

New Stores

XS Cargo intends to continue its cross-Canada expansion in both new and existing markets. The Company has opened two new stores so far in fiscal 2005 and has entered into leases for five additional stores scheduled to open by the end of June 2005. Historically, the Company has funded expansion through operating cash flows and shareholder loans. This has been possible because of the low cost of equipment and leasehold improvements for new stores. The average cost of equipment and leasehold improvements for the last eight stores opened by

XS Cargo is less than $100,000, a cost that historically has been recouped from operating income within two months. Substantially all of the capital expenditures budgeted to be made for equipment and leasehold improvements for the five additional stores will be incurred prior to the Closing Date.

Company Management believes there is the potential for approximately 70 XS Cargo stores in Canada based on the existing store size, format and product mix and currently plans to open new stores at the rate of approximately four stores per year. Company Management does not currently anticipate any difficulties in identifying suitable additional store locations in areas within the Company's target markets.

Same Store Sales

Since 1998, XS Cargo has increased its same store sales at an average rate of 3.7% per year primarily by expanding its selection of closeout merchandise and by adding new product categories. In addition, Company Management believes the Company can increase its market share in existing core product categories such as consumer electronics, housewares, luggage and home décor. Company Management believes that opportunities to expand product selection and continue to grow same store sales will be further enhanced as the Company increases its number of stores and expands it supply network.

Distribution and Logistics

Company Management's expansion strategy includes plans to open a warehouse/distribution centre in Mississauga, Ontario in April 2005. Currently, merchandise is shipped from suppliers to the Company's Edmonton warehouse/distribution facilities where it is distributed to the Company's stores. Company Management believes that the addition of the Ontario warehouse and distribution centre will reduce freight costs and facilitate a faster distribution/replenishment cycle, thereby reducing lead-times and stock-outs and increasing the Company's cash flows. Company Management also believes that the Ontario warehouse will facilitate the Company's planned expansion in Ontario and eastern Canada. The Ontario warehouse and distribution center will be leased and substantially all of the capital expenditures budgeted to be made for equipment and leasehold improvements will be incurred prior to the Closing Date.

The Company's Edmonton warehouse/distribution operations are currently conducted through three separate facilities, one of which is provided by a third party contractor. The Company plans to consolidate its Edmonton facilities by moving to a new single warehouse/distribution facility in August 2005. The new facility is being built to the Company's specifications and is expected to provide certain operational efficiencies and cost savings. The new Edmonton facility will be leased and substantially all of the significant capital expenditures budgeted to be made for equipment and leasehold improvements will be incurred prior to the Closing Date.

Other Growth Opportunities

The Company is currently evaluating the following possible growth opportunities.

Internet Sales

The Company's existing website is structured to allow for the addition of Internet-based sales with minimal additional customization and related costs. The physical layouts of the Company's new distribution facilities include plans for an appropriate staging area to fill Internet orders.

Extended Product Replacement Plans

Company Management is considering enhancing the Company's revenues with the introduction of a product replacement plan. The plan would extend the Company's standard warranty for up to two years on eligible products. Customers would pay a fee to participate in the plan at the time they purchase products.

Purchasing and Supply

An integral part of the Company's success is its ability to source and purchase quality brand name merchandise directly and indirectly from independent brokers and agents, consumer product manufacturers, distributors and retailers and other vendors at prices substantially below those paid by traditional retailers. The

Company has an experienced buying team with extensive closeout purchasing experience, which the Company believes has enabled it to develop successful long-term relationships with many independent brokers and agents and other vendors in North America. Since inception, XS Cargo has not experienced any significant difficulty in obtaining quality, brand name closeout merchandise in adequate volumes and at attractive prices.

As industry trends such as "just-in-time" inventory management, retailer consolidation and more frequent order cancellations by retailers place more inventory risk on manufacturers, Company Management believes there will be an increase in the number of vendors looking for effective ways to reduce excess inventory. In addition, as the Company continues to increase its number of stores and distribution capacity, Company Management believes that the Company's purchasing capacity will continue to increase and will enable the Company to acquire larger quantities of closeout merchandise from individual vendors. The addition of the Company's Ontario warehouse and distribution facility will allow the Company to stock merchandise in many of its stores more quickly, which will increase its purchasing flexibility. As a result of these trends and initiatives, Company Management believes that the Company will be able to take advantage of more and often larger, buying opportunities as well as offer an enhanced selection of products to its customers.

Company Management believes that the Company has built strong relationships with many vendors and has capitalized on its willingness to pay cash for most of its purchases to source merchandise that provides exceptional value to its customers. The Company has the ability to source and purchase significant quantities of its high demand and closeout merchandise in specific product categories and to control distribution in accordance with vendor instructions, thus providing a high level of service and convenience to these vendors. The Company supplements its traditional brand name closeout purchases with products manufactured to its specifications in China. The Company expects its purchasing philosophy and relationships with vendors will continue to enhance its ability to source quality closeout merchandise for its stores at competitive prices.

The Company's merchandise is purchased from a variety of suppliers that provide the Company with multiple sources for each product category. In fiscal year 2004, the Company's top ten closeout vendors accounted for approximately 40% of total purchases with only one vendor (10.5%) accounting for more than 10%. All of the Company's top ten closeout vendors in 2004 have been significant suppliers to the Company for at least three years. The Company also has an agreement with a Canadian import company which aggregates supply on the Company's behalf from a variety of vendors in China. These purchases represented approximately 19.2% of the Company's merchandise purchases in fiscal 2004. No other vendor accounted for more than 5% of the Company's merchandise purchases. The Company's merchandise was sourced approximately 60% from the United States, 20% from Canada and 20% from China in fiscal 2004. The majority of the goods from China are made available indirectly through the Canadian import company referred to above. This import company deals directly with factories, wholesalers and brokers in China to either manufacture products to XS Cargo's specifications or to negotiate and import opportunity purchases of existing goods.

While the Company has long standing relationships with numerous vendors, it has no long-term purchase contracts. The Company's strategy is to make merchandise purchases on an opportunistic basis. In contrast to traditional retailers who may order goods far in advance of the time they will appear in the store, the Company's buyers are in the marketplace virtually every day, enabling them to source and take advantage of buying opportunities on an almost continuous basis. At the time potential purchases are evaluated, the Company compares the published retail prices for the same or similar items and will generally only make the purchase if Company Management believes the items can be retailed at the appropriate discount to the published retail price while still allowing the Company to achieve an acceptable margin. Once purchased, the merchandise is typically transported from the seller, via the Company's warehouses and distribution facilities, to its stores within three weeks.

The Company is typically responsible for transporting products sourced through its vendor network in North America from their existing locations to the Company's warehouse and distribution facilities in Edmonton, Alberta (or, commencing April 2005, its new warehouse and distribution centre in Mississauga, Ontario) and from the warehouse to the Company's stores. The Company uses an independent distribution and logistics company to coordinate pickup and delivery to and from the Company's warehouse on the Company's behalf.

Inventory and Pricing Strategy

Company Management's pricing strategy is to offer every product at a significant discount to regular retail prices, including prices offered by discounters and wholesale clubs. Company Management believes that price is the primary consideration for its customers. Therefore, the most important factor in the Company's performance and growth is its ability to sell merchandise from 40% to 80% below regular retail prices.

The Company's stores generally carry between 1,000 and 2,000 different products. Company Management believes that the superior breadth of its product mix and its focus on name brand products distinguishes it from and provides it with a competitive advantage to other discount retailers that have narrow product mixes or offer generic products. The following chart sets out in more detail the Company's sales mix by product category for the year ended October 31, 2004.

Sales by Product Category



25.1%
10.2%
7.4%
7.3%
7.2%
6.7%
6.4%
5.9%
4.7%
3.5%
3.4%
3.0%
9.1%
Electronics (25.1%)
Furniture (10.2%)
Appliances (7.4%)
Housewares (7.3%)
Home & Garden accessories (7.2%)
Telephones (6.7%)
Personal Care (6.4%)
Electronics accessories (5.9%)
Tools (4.7%)
Sports and recreation (3.5%)
Luggage (3.4%)
Photo (3.0%)
Other (9.1%)

Store Locations

The Company's stores are conveniently located on or near major roadways with ample parking and are typically located in less expensive sites in strip plazas, rather than in power centres, enclosed malls or new retail developments. The Company's advertising and pricing strategy is focused on making the stores destination retail shopping locations. See "Business of XS Cargo — Advertising and Promotion".

The following table sets forth the locations of, and other information respecting, the Company's stores including the five stores scheduled to open by the end of June 2005.

Store Location		Date Opened	Square Footage	Lease Expiry Date[2]
	Ontario			
1.	Scarborough Unit 3, 1181 Kennedy Road	October 1999	10,150	January 2007
2.	Mississauga 1A 1224 Dundas Street East	December 1999	11,465	February 2010
3.	North York Unit B, 2341 Keele Street	November 2001	9,668	January 2012
4.	Kitchener 1373 Victoria Street North	December 2001	6,329	January 2012
5.	Ottawa 15, 1568 Merivale Road (Napean)	May 2002	11,656	May 2012

Store Location		Date Opened	Square Footage	Lease Expiry Date[(2)]
6.	St. Catherines 286 Bunting Road	August 2003	8,912	January 2011
7.	London 467 Wharncliffe Road South	June 2004	10,267	June 2015
8.	Brampton 8, 125 Chrysler Drive	October 2004	7,300	January 2020
9.	Windsor 1A, 7155 Enterprise Way	December 2004	9,360	February 2017
	Alberta			
10.	Edmonton (South) 10384 - 51 Avenue	June 1996	16,989	September 2007
11.	Calgary (North) 1345 - 32 Avenue N.E.	June 1997	11,428	April 2011
12.	Red Deer A3-A4, 2319 Taylor Drive	August 2001	7,440	February 2007
13.	Edmonton (North) 4235 - 139 Avenue	November 2004	8,947	November 2019
	British Columbia			
14.	Richmond 3600 No. 3 Road	April 2003	11,904	November 2006
15.	Kelowna 100, 1640 Dilworth Drive	May 2003	7,700	May 2008
16.	Surrey 19335 Langley Bypass	October 2003	9,300	January 2014
	Saskatchewan			
17.	Saskatoon 1, 419 - 51 Street East	November 2000	7,200	January 2011
18.	Regina 834 Albert Street	March 2001	6,625	January 2006
	Manitoba			
19.	Winnipeg J, 1045 St. James Street	June 2000	11,017	January 2020
	New Stores			
20.	Hamilton 1050 Upper Gage Avenue	April 2005[(1)]	9,812	October 2008
21.	Kingston 1245 Midland Avenue	April 2005[(1)]	7,800	April 2015
22.	Calgary (South) Bay 12, 6624 Centre Street South	May 2005[(1)]	11,760	May 2015

Store Location	Date Opened	Square Footage	Lease Expiry Date[(2)]
23. Lethbridge 3021 - 32nd Street	May 2005[(1)]	9,282	March 2015
24. Oshawa / Whitby 1540 Dundas Street East	June, 2005[(1)]	5,000	December 2011

Notes:

(1) Scheduled opening date.

(2) Assuming the exercise by the Company of all renewal options.

Store and Other Leases

The Company leases all of its store premises and its head office and warehouse premises. The Company's store leases typically have a five to ten year initial term with options to renew up to an additional 10 years. The average remaining term of the store leases is approximately 7.5 years (assuming the exercise by the Company of all renewal options). The leases are held by various landlords and the Company believes that it has a good relationship with its landlords. As at October 31, 2004, the total commitment for minimum rent payments under the Company's leases in fiscal 2005 is approximately $1,708,025. The leases are generally net leases requiring the Company to pay, in addition to minimum rent, a share of taxes, insurance and maintenance and operating costs. Company Management believes that no specific store lease or location is material to the Company.

The Company's existing Edmonton warehouse/distribution facilities are operated under short term lease arrangements and through a third party contractor. The Company has entered into a lease for a new combined facility that is being built to the Company's specifications and is scheduled to open in August 2005. The Company's new Edmonton warehouse/distribution and head office facility will be operated under a 10 year lease expiring on the earlier of September 1, 2015 or the date which is 10 years from the possession date. The Company's Mississauga, Ontario warehouse/distribution centre, which is scheduled to open in April 2005, will be operated under a five year lease expiring May 31, 2010 with a five year renewal option.

Advertising and Promotion

XS Cargo spent $3.8 million (5.1% of sales) on advertising in the year ended October 31, 2004. The Company's advertising expenditures have averaged 5.2% of sales since 1998. The Company conducts advertising programs primarily by distributing flyers in local subscription daily newspapers. The Company does not target any specific consumer demographic with its advertising but distributes its flyers based primarily on the proximity of its stores to residential areas. XS Cargo produced 35 system-wide flyer promotions in the year ended October 31, 2004, totalling over 50 million flyers. The Company uses a focused price/item approach in its flyers to highlight its price advantage over competing retailers on specific, often brand name products. The flyers generally feature 180 to 200 products that vary with each flyer. XS Cargo also promotes its product offerings through its website, www.xscargo.com.

Stores and Store Operations

Site Selection

Since opening its first store in Edmonton, Alberta in 1996, the Company has expanded to 19 stores throughout Ontario and the four western provinces at January 31, 2005, with an additional five stores scheduled to open by the end of June 2005. The Company expects its new stores to be similar in appearance and operation to its existing stores and does not anticipate any difficulties in identifying suitable additional store locations in areas within the Company's target markets.

Company Management believes that the Company's customers are attracted to its stores by the Company's advertising program, which emphasizes quality, brand name merchandise that the Company offers at attractive prices, rather than by location. This has allowed the Company to open its stores in secondary locations, such as strip malls rather than in power centres, enclosed malls or new retail developments. The Company is able to obtain relatively favourable lease terms because of its flexibility in site selection and "no-frills" format, which

allows it to effectively use a wide variety of space configurations. As a result of this opportunistic approach to site selection, the Company believes its real estate costs are lower than those of other retailers.

Store Layout

The Company's opportunistic site selection and "no-frills" approach to presenting merchandise allow it to use a wide variety of space configurations. The size of its stores generally ranges from 6,300 to 17,000 square feet and averages approximately 10,000 square feet. The Company designs its stores to be functional, with little emphasis placed upon fixtures and leasehold improvements.

Customer Service

The Company provides a 30 day warranty for defective goods that permits the customer to exchange the product for the same item or, if the same or a comparable item is not available, to receive a refund. The Company is often able to negotiate terms with its vendors that allow it to return defective merchandise for periods of up to nine months, generally for vendor credit. Many products carry standard manufacturer warranties. Historically, the Company has experienced returns of less than 2% of sales and on average over 67% of those returns can be returned by the Company to its vendors.

Store Management

Each store has a manager who is responsible for recruiting, training and supervising store personnel and assuring that the store is managed in accordance with the Company's established guidelines and procedures. Store managers are full-time employees who report to the Store Operations Manager. Merchandising, pricing and advertising decision-making for all stores is centralized at the Company's Edmonton head office.

Warehouse and Distribution

An important aspect of the Company's success is its ability to process, sort and distribute inventory quickly and efficiently. All of the Company's merchandise is currently ordered, received, inspected, counted and designated for individual stores at the Company's warehouse and distribution facilities in Edmonton, Alberta. The opening of the Company's 82,515 square foot warehouse and distribution centre in Mississauga, Ontario in April 2005, will allow goods destined for the Company's Ontario stores and any future stores that the Company may open east of Ontario to be processed and distributed through the Ontario warehouse. In August 2005, the Company will also be re-locating its Edmonton warehouse and distribution operations to a new 92,868 square foot warehouse and distribution facility in Edmonton. This new facility is being built to the Company's specifications and the consolidation of operations is expected to provide certain operational efficiencies and cost savings.

As a general rule, the Company carries similar products in each of its stores, but the amount of inventory each store is allocated varies depending upon size, location and sales projections for that store. The Company ships most of its merchandise to its stores within three weeks of its arrival at the Company's warehouse.

Deliveries to the Company's stores from the warehouse generally occur every two weeks but occur every week during peak periods. The Company expects to move to a weekly delivery schedule once the new Ontario warehouse and distribution centre is fully operational. The Company uses common and contract carriers to distribute merchandise to its stores and obtains transportation logistics services through a third party provider.

Maintenance and Capital Expenditures

The Company's expenditures on facilities fall into three categories: repairs and maintenance; maintenance capital; and growth capital (new stores and distribution facilities). Repairs and maintenance expenditures are budgeted in operations and expensed in the year incurred. Maintenance capital expenditures include those required to replace and upgrade equipment and information systems at existing facilities. Growth capital expenditures include the costs of property, equipment and leasehold improvements for new stores and facilities and new mobile equipment required to handle increased volumes at the Company's warehouse and distribution

facility. Repairs and maintenance capital expenditures will be funded from operations. Growth capital expenditures will be funded from the Credit Facility or additional equity financing.

The following table sets out the Company's historic repairs and maintenance, maintenance capital and growth capital expenditures over the past three fiscal years:

	Repairs and Maintenance	Maintenance Capital Expenditures	Growth Capital Expenditures
	($)	($)	($)
2002	54,800	133,356	319,781
2003	92,133	128,825	389,656
2004	89,378	121,578	314,896
Average 2002 - 2004	78,444	127,920	341,444

The growth capital expenditures relate to three new stores in 2002, four new stores in 2003 and two new stores in 2004, as well as the related equipment required to handle the additional product volumes in the Company's warehouse/distribution facilities.

Management Information Systems

The Company uses the same point of sale system in all of its stores, which provides accurate and reliable perpetual inventory quantities, stock value, sales and operational information and cash control. The system is based on a widely utilized database system, which has been customized to meet the Company's strategic management information needs. Cash is reconciled on a daily basis and inventory is test counted weekly. A full physical inventory count is conducted each quarter with the assistance of an independent inventory management company. All sales are cash, credit or debit card, so the Company experiences minimal bad debts. The Company expects to enhance its existing information systems over the next two years to further improve management reporting capabilities and improve the coordination of inter-store inventory and inventory management. Company Management believes that the required investment in additional equipment will be minimal and that the related costs will be offset by improvements in operating efficiencies.

Employees

The Company had approximately 340 employees at January 31, 2005, of whom 44 are salaried employees and the remainder are hourly employees. During peak periods (November and December) the Company has up to an additional 150 hourly employees. The Company has no unionized employees and believes its employee relations are good.

Competition and Strategic Positioning

All aspects of the retailing industry are highly competitive. Company Management believes that the Company is unique in the closeout retailing industry in Canada with respect to its product mix, and therefore does not have a competitor to which it can be directly compared. On a product-by-product basis, the Company competes with discount stores (such as Wal-Mart® Stores Inc.), wholesale clubs (such as Costco® Wholesale Corporation), discount drugstore chains (such as London Drugs® Limited), other broadline closeout retailers (such as Liquidation World Inc.), other value-oriented specialty retailers, and general retailers and department stores, as well as internet-based closeout and other general merchandise retailers. Although some of these competitors may have greater financial, distribution, marketing and other resources, the Company purchases most of its merchandise on an opportunity basis, which allows it to sell its products at prices that Company Management believes are lower than other competitors in the retail industry. While the Company offers its products at significant discounts to most conventional retailers, some specialty retailers may compete with the Company on a non-price basis, such as specialty retailers that offer additional after-sale service or that offer unique shopping environments.

The Company also relies on buying opportunities from both existing and new sources, for which it competes with other retailers and wholesalers. Company Management believes that it has long-standing relationships with many of the Company's suppliers and that the Company is competitively positioned to maintain such

relationships and to seek new sources in order to maintain an adequate continuing supply of quality merchandise at attractive prices.

The Company also competes with other retailers for store locations.

Trademarks

The Company is the owner of the registered Canadian trademark "XS CARGO NOTHING BUT BARGAINS". Company Management believes that this trademark enjoys growing brand awareness in the Canadian retail market. Company Management takes a proactive approach to the protection of its brand identity.

PRINCIPAL AGREEMENTS

Acquisition Agreement

Immediately following completion of the offering, the Company will complete the acquisition (the "**Acquisition**") of the Purchased Assets and the assumption of certain related liabilities, pursuant to the terms and conditions of the Acquisition Agreement.

Consideration

The aggregate consideration payable by the Company to the Vendor for the Purchased Assets will consist of $ • in cash, • Exchangeable LP Units, • Subordinated LP Units and • GP Common Shares. The Company will also assume the accounts payable and certain current liabilities relating to the Purchased Assets. The Exchangeable LP Units and the Subordinated LP Units issued to the Vendor will represent, collectively, • % of the LP Units, and the GP Common Shares issued to the Vendor will represent • % of the GP Common Shares. See also, "Funding, Acquisition and Related Transactions". The Company will not assume any long-term debt, bank debt or related party obligations associated with the Purchased Assets. The consideration will be subject to customary closing adjustments for inventory and other items.

The acquisition of the Purchased Assets by the Company will be effected on a partially tax-deferred basis under the Tax Act. Accordingly, the Company's cost for tax purposes of the Purchased Assets will be approximately $ • , being the cash consideration paid to the Vendor pursuant to the Acquisition Agreement.

Purchased Assets and Associated Liabilities

Pursuant to the Acquisition Agreement, the Company has agreed to purchase, directly or indirectly, the following assets (the "**Purchased Assets**") in respect of the Business from the Vendor: (i) all equipment and supplies, (ii) all office assets, (iii) all inventories, (iv) all accounts receivable due or accruing due (not including any outstanding vendor rebates); (v) prepaid expenses, (vi) the benefit of all contracts, including leases of personal property, licenses and software licenses relating to the Purchased Assets, (vii) the leasehold interest in all leased real property, (viii) all licenses or other authorizations owned, held or used by the Vendor in respect of the Business and warehouse and distribution facilities, (ix) any and all right of the Vendor to trade fixtures and third party fixtures and warehouse and distribution facilities; (x) all intellectual property, trademarks and other rights of the Vendor related to the Business including the trademark "XS CARGO NOTHING BUT BARGAINS", and (xi) the benefit of all contracts relating to stores under development by the Vendor.

Employees

The Company has agreed to offer all of the current, active employees of the Business, employment on terms substantially similar in the aggregate to their current terms of employment. The Vendor will be responsible for any termination, severance or other payments to employees who are not made, or who do not accept, offers of continuing employment by the Company. The Company will assume all liabilities related to all of the Vendor's employees that the Company retains.

Conditions

The completion of the Acquisition is subject to customary conditions including: (i) the offering of Units hereunder having been completed, (ii) certain required consents, waivers and releases having been obtained, and (iii) there being no legal impediment to the Acquisition.

Representations, Warranties, Covenants and Indemnities

The Acquisition Agreement will contain customary representations and warranties and related indemnities from the Vendor in favour of the Company and the Fund, including a representation and warranty from the Vendor that this prospectus does not contain any misrepresentation (as that term is defined in the *Securities Act* (Alberta)).

The total maximum liability under all of the Vendor's representations, warranties and indemnities will be limited, without duplication, to the sum of all cash amounts received by the Vendor from the Company in connection with the transactions of purchase and sale contemplated in the Acquisition Agreement.

All claims under the representations, warranties and indemnities against the Vendor under the Acquisition Agreement will be subject to an aggregate deductible of $350,000 and thereafter each set of related claims must reach an aggregate threshold of $150,000 (other than in certain cases in respect of the representation and warranty that this prospectus does not contain a misrepresentation, which will not be subject to any deductible).

The representations and warranties of the Vendor will survive closing for a period of 24 months following closing, except for certain limited representations and warranties, which will survive without limitation of time, and the "no misrepresentation", representation, warranty and indemnity, which will survive for a period of three years.

In order to support the indemnification obligations of the Vendor, the Vendor and the Company will enter into an escrow agreement (the "**Escrow Agreement**") pursuant to which the Vendor will deposit all of the Subordinated LP Units received by the Vendor upon the closing of the Acquisition (collectively, the "Escrowed Units"), in escrow with a third party escrow agent. The escrow will terminate and the Escrowed Units (less the amount of any claim against the Escrowed Units) will be released 24 months following closing of the Acquisition. The Vendor will be entitled to transfer ownership of the Escrowed Units at any time during the period of the escrow to any other member of the Vendor Group, provided that the transferred Escrow Units will continue to be subject to the escrow arrangements. Any other transfer by a Vendor of all or any of the Escrowed Units at any time during the period of the escrow will require the consent of the Company. Subject to the subordination applicable to the Escrowed Units, the Vendor will also be entitled to receive all distributions on the Escrowed Units (other than distributions required to satisfy claims that have been settled or finally adjudicated against the Escrowed Units) during the period of the escrow.

If the Acquisition does not close, the Fund will refund to purchasers the consideration paid in respect of the Units offered under this prospectus.

Non-Competition Agreements

It is anticipated that on closing of the offering, Michael McKenna and the three other shareholders of the Vendor that are employees of XS Cargo will enter into the Non Competition Agreements with the Company under which each such individual will agree that, until the earliest of: (i) the later of (A) three years from the date of the closing of the offering, and (B) the date on which either (I) the Vendor Group ceases to have the right to appoint a director of the GP, or (II) such individual, together with his affiliates, beneficially owns and controls less than 5% of the Units (on a diluted basis); (ii) the date on which any person or group of persons acting jointly or in concert (other than such individual or his associates and affiliates or the Fund or any of its affiliates, either individually or together) acquires more than 50% of the outstanding securities of the Fund; and (iii) subject to certain exceptions, XS Cargo LP or the Fund and its affiliates cease to carry on the business currently carried on by the Vendor; subject to exceptions for certain passive investments, he will not, directly or indirectly, operate or have any financial interest in any entity the principal business of which is the operation of closeout retail stores in Canada.

Administration Agreement

On closing of the offering, the Fund and XSCOT will enter into the Administration Agreement with the GP whereby the GP will agree to provide or arrange for the provision of services required in the administration of the Fund and XSCOT. The GP's duties will include: (a) ensuring compliance by the Fund and XSCOT with their continuous disclosure obligations under applicable securities legislation, including the preparation of financial statements; (b) providing investor relations services; (c) providing or causing to be provided to Voting Unitholders and XSCOT Unitholders all information to which Voting Unitholders and XSCOT Unitholders are entitled under the Declaration of Trust and the XSCOT Declaration of Trust, respectively, including relevant information with respect to income taxes; (d) convening meetings of Voting Unitholders and XSCOT Unitholders and distributing required materials, including notices of meetings and information circulars, in respect of all such meetings; (e) providing for the calculation of distributions to Unitholders and XSCOT Unitholders; (f) attending to all administrative and other matters arising in connection with any redemptions of Units and/or XSCOT Units; (g) using its best efforts to ensure compliance with the Fund's limitations on non-resident ownership; (h) attending to all administrative and other matters arising in connection with the Note Indenture, including the payment of interest and principal on the XSCOT Notes and in connection with any redemption of the XSCOT Notes; and (i) providing general accounting, bookkeeping and administrative services to the Fund and XSCOT.

The administration of the Fund and XSCOT under the Administration Agreement may be terminated at any time by the Fund or XSCOT upon notice in writing to the GP and upon payment to the GP of all costs and expenses incurred by the GP in terminating contracts entered into by the GP with the approval of the Fund or XSCOT, as applicable, for the performance by the GP of its duties under the Administration Agreement. No additional fees are payable to the GP on termination.

Securityholders Agreement

On closing of the offering, the Fund, XSCOT, XS Cargo LP, the GP and the Vendor will enter into the Securityholders Agreement governing their security holdings in, and the business and affairs of the GP and XS Cargo LP. The following is a summary of certain provisions of the Securityholders Agreement, which summary is not intended to be complete. Reference is made to the Securityholders Agreement for a complete description and the full text of its provisions.

Directors

The Securityholders Agreement will provide that the board of directors of the GP will initially consist of five directors. For so long as the Vendor Group holds, directly or indirectly, LP Units or Units representing (on a diluted basis) not less than 30% of the outstanding Units (on a diluted basis), the Vendor Group will be entitled to nominate two individuals as directors to the board of directors of the GP, and for so long as the Vendor Group holds, directly or indirectly, LP Units or Units representing (on a diluted basis) less than 30% but not less than 15% of the outstanding Units (on a diluted basis), the Vendor Group will be entitled to nominate one individual as a director to the board of directors of the GP, and XSCOT will vote its shares of the GP in favour of such individuals. These board representation rights are not transferable upon a transfer by the Vendor Group of LP Units or Units to a person who is not a member of the Vendor Group.

Issuances of Ownership Interests, Pre-Emptive Rights and Adjustments to Ownership Interests

The Securityholders Agreement will also provide that the Vendor Group will have pre-emptive rights to purchase interests in XS Cargo LP or any other subsidiary of the Fund to maintain its pro rata ownership interest in the event that XS Cargo LP or such other subsidiary decides to issue equity securities (which term includes any instruments convertible into, or giving the holder the right to acquire, equity securities) to third parties or issues equity or debt to any existing partner or shareholder (including XSCOT). If XS Cargo LP, or any other subsidiary of the Fund, issues equity securities or such indebtedness, the Vendor Group will be entitled to participate pro rata on the same basis. Upon exercise of this right, the Vendor Group will be entitled to participate in the issue of securities of XS Cargo LP at the most favourable price and on the most favourable

terms as such securities are offered to any party. These terms could include the right to exchange partnership units for Units.

Proposals to Purchase LP Units

The Securityholders Agreement will also provide that the Fund will not accept any offer or agree to support any other proposal involving the Ordinary LP Units unless the same offer or proposal is made to the holders of the Exchangeable LP Units and Subordinated LP Units for a consideration based on the consideration for the Exchangeable LP Units and Subordinated LP Units which reflects the percentage of indirect interest of the holders of the Exchangeable LP Units and Subordinated LP Units in XS Cargo LP, without discount for minority position or restrictions on exchange for Units.

Tag-Along Rights

The Vendor Group will be entitled to participate, on a pro rata basis, in any sale by the Fund of its direct or indirect interest in XS Cargo LP.

Amendments

The Securityholders Agreement will provide that for so long as the Vendor Group owns, directly or indirectly, not less than 20% of the Units (on a diluted basis) the Securityholders Agreement, the Exchange Agreement, the Limited Partnership Agreement and the XSCOT Declaration of Trust, may only be amended, and that the GP may only withdraw as the general partner of XS Cargo LP, with the approval of XSCOT and the Vendor Group.

Securityholder Approval for Certain Matters

The Securityholders Agreement will also provide that none of the Fund, XSCOT, the GP or XS Cargo LP may take the following actions without the prior approval of the Vendor Group so long as the Vendor Group holds or controls at least 20% of the Units (on a diluted basis) (other than in connection with an internal reorganization): enter into any merger, amalgamation, consolidation or other business combination or joint venture (other than any such transaction where the holders of the outstanding voting securities of the Fund, XSCOT, the GP or XS Cargo LP, as the case may be, immediately prior to such transaction hold at least a majority of the outstanding voting securities of the surviving corporation or other entity immediately after such transaction and no person or group of persons acting jointly or in concert (other than persons who were the holders of voting securities of the Fund, XSCOT, the GP or XS Cargo LP immediately prior to such transaction) holds 20% or more of the outstanding voting securities of the surviving corporation or other entity); issue voting securities representing 20% or more of the outstanding voting securities to any person or group of persons acting jointly or in concert in one or more related transactions (other than a distribution of securities to the public by way of a prospectus); sell, assign, convey or otherwise dispose of 20% or more of the securities of any subsidiary entity; sell, assign, convey or otherwise dispose of a material portion of the assets of the Fund on a consolidated basis, out of the ordinary course of business; adopt any plan or proposal to liquidate, dissolve or reorganize or seek relief under bankruptcy or insolvency laws; change the size of its board of directors or trustees, if any; or take or permit to be taken any action that would prevent the business of the Company, as it exists on the Closing Date, from continuing on an ongoing basis.

MANAGEMENT, TRUSTEES AND DIRECTORS

Trustees of the Fund

The initial Trustees of the Fund are Jonathan Legg, David B. Margolus and Gordon Clanachan, who also serve as the trustees of XSCOT and as directors of the GP. Jonathan Legg is the Chairman of the Trustees. See "XS Cargo Income Fund — Trustees" and "XS Cargo Operating Trust — Trustees of XSCOT".

Directors and Officers of the GP

The following sets out the names, municipalities of residence, positions with the GP and principal occupations of the directors and officers of the GP. The term of office for each of the directors will expire at the time of the next annual meeting of securityholders of the GP.

Name and Municipality of Residence	Position with GP	Principal Occupation
Jonathan Legg(1)(2)(3) ..... Calgary, Alberta	Director	Independent Businessman
David B. Margolus(1)(2)(3) .. Edmonton, Alberta	Director	Senior Partner, Witten LLP (law firm)
Gordon Clanachan(1)(2)(3) .. Edmonton, Alberta	Director	Consultant (interim management and business advisory services)
Michael McKenna .... Edmonton, Alberta	Director and President and Chief Executive Officer	President and Chief Executive Officer of the GP.
Jeff Rootman, CA .... Edmonton, Alberta	Director, Vice-President, Finance and Chief Financial Officer	Chief Financial Officer.

Notes:

(1) Trustee of the Fund and XSCOT (Jonathan Legg, Chair).

(2) Fund Audit Committee member (Gordon Clanachan, Chair).

(3) GP Compensation and Governance Committee member (David B. Margolus, Chair).

The following are brief profiles of the directors and executive officers of the GP:

Jonathan Legg, Trustee and Director. Mr. Legg recently retired as a senior executive with Royal Bank of Canada ("**RBC**") where he was employed since 1982. From 2003 to 2005 Mr. Legg was a resident of Chicago, Illinois where he was the Chief Executive Officer of RBC Mortgage, the Chief Operating Officer of RBC Centura Bank and a member of RBC Banking U.S. and Canadian Operating Committees. From 1999 to 2003 Mr. Legg was the Senior Vice President RBC, Operations & Service Delivery, North America. Mr. Legg has a Senior Executive Development Program Diploma from the Institute for Management Development, Lausanne, Switzerland and a Diploma from the Banff School of Advanced Management.

David B. Margolus, Q.C., Trustee and Director. Mr. Margolus is a senior partner and former managing partner for 13 years of Witten LLP, law firm, with a practice focused primarily in the corporate, commercial and real estate areas. Mr. Margolus has served as a director and officer of a number of private and public companies including The Liquor Depot Corporation, North West Trust Company (corporate secretary) and N.A. Properties Ltd. Mr. Margolus is active as a volunteer and is a member of the board of number of charitable and other organizations including the Edmonton Regional Airport Authority and Liquor Stores GP Inc., the administrator of the Liquor Stores Income Fund.

Gordon Clanachan, CA, Trustee and Director. Mr. Clanachan has been a consultant providing interim management and business advisory services, since 1999. From 1994 to 1999, Mr. Clanachan was a director and the President and Chief Executive Officer of RaiLink Ltd., a TSX listed company. RaiLink was one of Canada's largest regional railways prior to its acquisition by RailAmerica in 1999. Prior thereto, Mr. Clanachan was a senior manager with Price Waterhouse, a management consultant company, from 1988 to 1994. Mr. Clanachan has served as a director of a number of private and public companies, including AMA Financial Services Ltd. and Alberta Blue Cross. He is active as a volunteer and is a member of the board or advisory board of a number of charitable and other organizations, including the University of Alberta and the Alberta Performing Arts Stabilization Fund. Mr. Clanachan received his Chartered Accountant designation in 1983.

Michael McKenna, Director and Chief Executive Officer. Mr. McKenna founded XS Cargo in 1997 and has served as its President throughout its history. From 1979 to 1983, Mr. McKenna managed the Alberta operations of an Ontario-based consumer electronics company operating as "Krazy Kelly's". From 1983 to 1995, Mr. McKenna was a director and officer of Multitech Warehouse Direct Inc. ("**Multitech**"), which operated a chain of retail consumer electronic stores. From 1983 to 1995, Multitech grew to 52 stores in all ten provinces. From 1986 to 1990, Mr. McKenna owned a successful Cantel franchise, which he sold back to Cantel in 1990.

Jeff Rootman, CA, Director, Vice-President, Finance and Chief Financial Officer. Mr. Rootman joined XS Cargo in February 2005. Prior thereto, Mr. Rootman was a senior manager and the Regional Assurance Leader for the Edmonton Region of Meyers Norris Penny LLP from November 2000 to January 2005. Mr. Rootman articled with PricewaterhouseCoopers LLP from 1997 to 2000 where he held several positions of increasing responsibility. Mr. Rootman received his Bachelor of Commerce degree from the University of British Columbia in 1997 and his Chartered Accountant designation in 2000. Mr. Rootman instructs Canadian Institute of Chartered Accountants continuing professional education courses for the Alberta and Saskatchewan Institutes in the areas of accounting, financial reporting and auditing.

Additional Company Management

In addition to Mr. McKenna and Mr. Rootman, the Management Team will include the other shareholders of the Vendor, John McKenna, Robert Witmeyer and Jamie Perkins. Mr. J. McKenna, Mr. Witmeyer and Mr. Perkins each have over 20 years of experience in the retail industry and have been with the Vendor since inception. Mr. J. McKenna is the national operations manager and oversees store operations, human resources and store leasing. Mr. Perkins is the manager of distribution/logistics and is also a buyer. Mr. Witmeyer is the purchasing manager.

Fund Nominees

The Fund will have the right to nominate a majority of the board of directors of the GP, such majority being initially three directors, subject to increase in certain circumstances (see "Securityholders Agreement"). Each of the nominees of the Fund to the board of directors of the GP is to be approved by the Unitholders and may be a Trustee. Upon the completion of the offering, the Vendor Group will have the right to nominate up to two of the directors of the GP. The Fund's nominees on the board of directors of the GP will initially be Mr. Legg, Mr. Margolus and Mr. Clanachan and the Vendor Group's nominees on the board of directors of the GP will initially be Mr. McKenna and Mr. Rootman.

Governance of the Fund

The Trustees will be responsible for the governance of the Fund. The Trustees will establish an Audit Committee consisting of the three Trustees, all of whom are "independent" for the purposes of the Canadian Securities Administrators' Multilateral Instrument 51-110 — Audit Committees. The Audit Committee will be responsible for the oversight and supervision of: (i) the accounting and financial reporting practices and procedures of the Fund; (ii) the adequacy of the Fund's internal accounting controls and procedures; and (iii) the quality and integrity of the Fund's financial statements. The Trustees will not establish a governance committee but will retain responsibility directly for developing the Fund's approach to governance issues, filling vacancies among the Trustees and periodically reviewing the composition and effectiveness of the Trustees and the contribution of individual Trustees. In fulfilling their governance responsibilities, the Trustees will consult with the committees of the board of directors of the GP.

Governance of the GP

The board of directors of the GP will be responsible for the governance of the GP. The board of directors of the GP will establish a Compensation and Governance Committee. The members of the Compensation and Governance Committee will be members of the board of directors of the GP who are "unrelated" directors within the meaning of the policies of the TSX. The Committee will be responsible for: (a) annually reviewing the performance of Company Management; (b) developing the GP's approach to corporate governance issues and compliance with applicable laws, regulations, rules, policies and orders with respect to such issues; (c) advising

the board in filling vacancies on the board; (d) periodically reviewing the composition and effectiveness of the board and the contributions of individual directors; and (e) reviewing and recommending to the board the compensation of Company Management.

Unit and LP Unit Ownership

As at the Closing Date, the Trustees and the directors and senior officers of the GP will own beneficially, directly or indirectly, or exercise control or direction over, an aggregate of • Units and • LP Units, representing approximately • % of the outstanding Units (assuming the exchange for Units of all of the outstanding Exchangeable LP Units and Subordinated LP Units). Included in these amounts are • Exchangeable LP Units and • Subordinated LP Units held by the Vendor, a corporation controlled by the Company's Chief Executive Officer, Michael McKenna (67.5%), representing a • % interest in the Fund on a fully-diluted basis. See also "Principal Unitholders".

Remuneration of Trustees and Directors

Initial compensation for Trustees and directors of the GP will be $20,000 per Trustee or director per year (without duplication) and $1,250 per Trustee or director of the GP per meeting for attending meetings of the Trustees or the board of directors of the GP, as the case may be, provided that no compensation will be paid to the nominees of the Vendor Group for serving as directors of the GP or attending board or committee meetings. The chair of the Trustees and the chairs of each committee of the Trustees or (without duplication of fees) committee of the board of directors will receive an additional $5,000 per year in respect of the chair duties. The chair of the board of directors will receive an additional $10,000 per year in respect of his chair duties. The Fund and the GP will also reimburse Trustees and directors for out-of-pocket expenses for attending meetings. Trustees and directors will participate in the insurance and indemnification arrangements described below under "— Insurance and Indemnification". See "XS Cargo Income Fund — Trustees". No directors' compensation will be paid to Trustees who are employees or members of Company Management. No additional compensation will be paid to Trustees for also serving as trustees of XSCOT.

Insurance and Indemnification

The GP will obtain or cause to be obtained a policy of insurance for its directors and officers and those of its subsidiaries (and also covering the Trustees and the trustees of XSCOT). The Fund, XSCOT, XS Cargo LP and the GP will indemnify the Trustees and the trustees of XSCOT and the directors and officers of the GP against liability and costs in respect of any action or suit against them in connection with the execution of their duties of office, subject to customary limitations.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Mr. McKenna was previously a director and officer of Multitech, which operated a chain of retail consumer electronics stores. From 1983 to 1995, Multitech grew to 52 stores in all ten provinces and financed that growth primarily with favourable trade credit terms of up to six months. In 1993, the retail industry underwent a major change that resulted in several of Multitech's most significant manufacturers and distributors ceasing to provide trade credit. Multitech was not adequately capitalized to handle this change. Multitech sought creditor protection under the provisions of the *Companies Creditors Arrangement Act* (Canada) in January 1995 and its stores were closed in 1996. Mr. McKenna was engaged by the receiver to liquidate the remaining inventory. A proposal under the *Bankruptcy and Insolvency Act* (Canada) was approved in October 1997 and Multitech was amalgamated with Famous Brands (Edmonton) Inc. to form the Vendor on November 15, 1997.

Other than as described above, no Trustee, director or officer of the GP or director or officer of the Vendor is, or has been, within the past ten years, a director or officer of any other issuer, that while that person was acting in that capacity (i) was subject to a cease trade or similar order or an order that denied that other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (ii) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets, (iii) was subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement

agreement with a securities regulatory authority, or (iv) was subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

EXECUTIVE COMPENSATION

Employment Agreements

It is anticipated that on closing of the offering the GP will enter into employment agreements with the Chief Executive Officer, the Chief Financial Officer and three other members of Company Management on terms and conditions subject to approval by the Compensation and Governance Committee of the board of directors of the GP. In the case of the Chief Financial Officer, it is anticipated that the GP will assume the Vendor's obligations under an existing contract with the Chief Financial Officer, pursuant to which, among other things, XS Cargo LP will issue Exchangeable LP Units and Subordinated LP Units in an amount equivalent to 0.2% of the Vendor's retained interest, immediately after closing of the Acquisition and on each of the first, second, third and fourth anniversary dates of the closing of the Acquisition. It is expected that the initial base salary payable to the members of Company Management as a group will be approximately $600,000 to $750,000 per annum, and cash performance bonuses and other incentives as may be determined from time to time by the Compensation and Governance Committee and approved by the board of directors of the GP. Other terms and conditions of the agreements including the termination and severance arrangements will be consistent with employment agreements for senior executives of comparable entities.

Long Term Incentive Plan

Key senior employees of the Company and the directors, officers and senior employees of its affiliates will be eligible to participate in the LTIP. The purpose of the LTIP is to provide eligible participants with compensation opportunities that will encourage ownership of Units, enhance the Company's ability to attract, retain and motivate key personnel, and reward key senior employees for significant performance and associated per Unit cash flow growth of the Fund. Pursuant to the LTIP, the Company will set aside a pool of funds based upon the amount by which the Fund's per Unit distributions exceed certain per Unit distributable cash threshold amounts. A third party trustee will then purchase Units in the market with such pool of funds and will hold such Units until such time as ownership vests to each participant. The Compensation Committee of the GP will administer the LTIP. The board of directors of the GP or the Compensation Committee will have the power to, among other things, (i) determine those individuals who will participate in the LTIP, (ii) the level of participation of each participant and (iii) the time or times when ownership of the Units will vest for each participant.

Initially, the LTIP will provide for awards that may be earned based on the amount by which distributable cash exceeds a base distribution threshold of $ • per Unit per annum. The percentage amount of that excess which forms the LTIP incentive pool will be determined in accordance with the table below:

Percentage by which Distributable Cash per Unit Exceeds Base Distribution Threshold	Proportion of Excess Distributable Cash Available for LTIP Payments[(1)]
5% or less	nil
Greater than 5% and up to 10%	10% of any excess over 5%
Greater than 10% and up to 20%	10% of any excess over 5%, plus 20% of any excess over 10%
Greater than 20%	10% of any excess over 5%, plus 20% of any excess over 10% to 20%, plus 25% of any excess over 20%

Note:

(1) *Annualized for fiscal periods of less than 12 months.*

The base distribution threshold will be subject to adjustment by the Compensation Committee from time to time.

The board of directors of the GP or the Compensation Committee may also in the future establish other incentive based compensation plans.

RETAINED INTEREST AND EXCHANGE RIGHTS

Retained Interest

Upon the completion of this offering, the Vendor will own • Exchangeable LP Units and • Subordinated LP Units representing, in the aggregate, • % of the LP Units. The Vendor will also own • GP Common Shares representing, in the aggregate, • % of the GP Common Shares. See "Principal Agreements — Acquisition Agreement", "Funding, Acquisition and Related Transactions" and "Principal Unitholders".

Escrow of Exchangeable LP Units

The Exchangeable LP Units are transferable. However, pursuant to the Exchange Agreement, the GP will hold all of the unit certificates in respect of the Exchangeable LP Units in escrow for 180 days after the Closing Date, subject to certain limited exceptions.

Exchange Rights

The Exchangeable LP Units are indirectly exchangeable for Units on the basis of one Unit for each Exchangeable LP Unit. The exchange procedure may be initiated by the holder of an Exchangeable LP Unit at any time and from time to time by delivering to the GP, as escrow agent under the Exchange Agreement, a unit certificate in respect of that portion of its Exchangeable LP Units to be exchanged, duly endorsed in blank for transfer, as well as a certificate representing a proportionate number of GP Common Shares. The GP will give notice of the proposed exchange to XSCOT, which will acquire Units from the Fund in consideration for the issuance of XSCOT Units and XSCOT Notes in the number required to complete the exchange. XSCOT will deliver to the GP as escrow agent a certificate for the requisite number of Units duly endorsed in blank for transfer. The GP will effect the exchange procedure by causing to be issued in the name of XSCOT a unit certificate for that number of Ordinary LP Units (and a proportionate number of GP Common Shares) to be issued on the exchange, entering XSCOT in the register of limited partners of XS Cargo LP and in the register of shareholders of the GP in respect of such additional Ordinary LP Units and GP Common Shares, causing the Exchangeable LP Units and GP Common Shares so tendered for exchange to be cancelled, and delivering to the previous holder of the Exchangeable LP Units a certificate for that number of Units of the Fund to be received on the exchange.

Voting Rights

Holders of Exchangeable LP Units and Subordinated LP Units will, in connection with the offering, be issued Special Voting Units of the Fund that will be attached to, and will only be evidenced by, the certificates representing the Exchangeable LP Units and Subordinated LP Units. The Special Voting Units will entitle the holders thereof to vote in all votes of Voting Unitholders (including resolutions in writing) as if they were the holders of the number of Units that they would receive if all their Exchangeable LP Units and Subordinated LP Units were exchanged for Units. See "XS Cargo Income Fund — Units and Special Voting Units".

Dilution Rights and Economic Equivalence

The Exchange Agreement will provide that in the event that there is a change in the number of Exchangeable LP Units, or the number of Units outstanding as a result of a subdivision, consolidation, reclassification, capital reorganization or similar change in the Exchangeable LP Units or Units (other than a consolidation of Units immediately following a distribution of Units in lieu of a cash distribution), the exchange ratio will be adjusted by the Fund. The Exchange Agreement also provides that the Fund will not issue or distribute Units to the holders of all or substantially all of the then outstanding Units (other than a distribution of Units in lieu of cash distribution), issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Units or issue or distribute property of the Fund to the holders of all or substantially all of the then outstanding Units unless, in each case, the economic equivalent thereof (as

determined by the Trustees) is issued or distributed simultaneously to the holders of Exchangeable LP Units and Subordinated LP Units.

Reclassification of Units

If at any time while any Exchangeable LP Unit or Subordinated LP Unit is outstanding there is any reclassification of the Units outstanding, any change of the Units into other units or securities or any other capital reorganization or distribution of the Fund or any consolidation, amalgamation, arrangement, merger or other form of business combination of the Fund with or into any other entity resulting in a reclassification of the outstanding Units, then the Exchange Rights will be adjusted in a manner approved by the Trustees, acting reasonably, so that holders of Exchangeable LP Units will be entitled to receive, in lieu of the number of Units which they would otherwise have been entitled, the kind and number or amount of securities that they would have been entitled to receive as a result of such event if, on the effective date thereof, they had been the registered holder of the number of Units which they would have received had they exercised the Exchange Rights immediately before the effective date of any such transaction.

If at any time while any Subordinated LP Unit is outstanding there is any reclassification of the Units outstanding, any change of the Units into other units or securities or any other capital reorganization of the Fund as a result of any consolidation, amalgamation, arrangement, merger or other form of business combination of the Fund with or into any other entity resulting in a reclassification of the outstanding Units, then notwithstanding the terms and conditions of the Subordinated LP Units and any other provision of the Declaration of Trust or the Limited Partnership Agreement, the outstanding Subordinated LP Units will automatically convert into Exchangeable LP Units at the then current conversion ratio in effect under the Limited Partnership Agreement, and the holders of such Subordinated LP Units will, immediately subsequent to such conversion, be entitled to receive, in lieu of the number of Units which they would otherwise have been entitled to receive upon the exercise of their Exchange Rights, the kind and number or amount of securities that they would have been entitled to receive as a result of such event if, on the effective date thereof, they had been the registered holder of the number of Units which they would have received had they exercised the Exchange Rights immediately before the effective date of any such transaction.

In addition, if at any time while any Subordinated LP Unit is outstanding there is any reclassification of the Exchangeable LP Units outstanding, any change of the Exchangeable LP Units into other units or securities (other than into Units) or any other capital reorganization of XS Cargo LP or any consolidation, amalgamation, arrangement, merger or other form of business combination of XS Cargo LP with or into any other entity resulting in a reclassification of the outstanding Exchangeable LP Units, then the holders of Subordinated LP Units will be entitled to receive, in lieu of the number of Exchangeable LP Units which they would otherwise have been entitled, the kind and number or amount of securities that they would have been entitled to receive as a result of such event if, on the effective date thereof, they had been the registered holder of the number of Exchangeable LP Units that they would have received had they converted their Subordinated LP Units for Exchangeable LP Units immediately before the effective date of any such transaction.

This prospectus qualifies the issuance by the Fund of the Exchange Rights in respect of the Exchangeable LP Units and Subordinated LP Units to the Vendor.

Registration Rights

The Vendor Group has been granted "demand" and "piggy back" registration rights by the Fund that will enable them to require the Fund to file a prospectus and otherwise assist with a public offering of Units subject to certain limitations, with the Fund's expenses to be borne by the Vendor Group (or on a pro rata basis if both the Vendor Group and the Fund are offering Units) pursuant to the terms and conditions of the Exchange Agreement. In the event of a "piggy back" offering, the Fund's financing requirements are to take priority.

Subordination

Distributions on the Subordinated LP Units will be subordinated in favour of Ordinary LP Units and Exchangeable LP Units. Distributions will only be paid by XS Cargo LP on the Subordinated LP Units at the end of a fiscal quarter to the extent that: (*i*) XS Cargo LP has paid average monthly distributions of at least

$ • per Ordinary LP Unit and Exchangeable LP Unit to holders of Ordinary LP Units and Exchangeable LP Units during that quarter, and (ii) any deficiency in such distributions to holders of Ordinary LP Units and Exchangeable LP Units during the preceding 12 months has been satisfied, as described below. If these targets are not satisfied, any deficiency will be borne by holders of the Subordinated LP Units, distributions on which will be reduced to the extent necessary to support the continued payment of distributions on the Ordinary LP Units and Exchangeable LP Units and any applicable deficiency in such distributions.

Distributions on the Ordinary LP Units and Exchangeable LP Units will be cumulative, such that the amount of any deficiency will accumulate for a period of 12 months. Payments of deficiencies in distributions on the Ordinary LP Units and the Exchangeable LP Units will be made in priority to distributions on the Subordinated LP Units. Any accumulated deficiency on Ordinary LP Units and Exchangeable LP Units not satisfied by a distribution by XS Cargo LP within 12 months of the date it arose will cease to be payable (i.e., distributions on the Subordinated LP Units will not be reduced to fund accumulated deficiency to the extent that some or all of such accumulated deficiency arose more than 12 months before the date on which such payment is to be made). As the holder of the Ordinary LP Units, XSCOT will be entitled to enforce payment of any accumulated deficiency during the term of the subordination provisions.

The Subordinated LP Units will automatically convert into Exchangeable LP Units on a one-for-one basis at (and the subordination provisions will only apply until) the earlier of:

(i) December 31, 2006 if, for the fiscal year of XS Cargo LP ending on such date, XS Cargo LP has earned EBITDA (derived from audited financial statements) of at least $14.432 million (the "**EBITDA Target**"), and XS Cargo LP has paid distributions of at least $ • per LP Unit (the "**Distribution Target**") for each of the fiscal years ended December 31, 2006 and 2005 (annualized in the case of 2005), and

(ii) the end of any fiscal year of the Fund following December 31, 2006 in respect of which XS Cargo LP has earned EBITDA (derived from audited financial statements) of at least the EBITDA Target and XS Cargo LP has paid distributions per LP Unit at least equal to the Distribution Target for such fiscal year.

For the purposes of the subordination provisions, EBITDA will be calculated and adjusted in a manner consistent with the definition of EBITDA set forth in this prospectus. See "Non GAAP Measures".

The Limited Partnership Agreement will provide that if a take-over bid by a person acting at arm's length to the Vendor owning Subordinated LP Units (or any associate or affiliate thereof or person acting jointly or in concert with such Vendor) is made for the Units, then, provided that 20% or more of the Units on a fully diluted basis (other than Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken-up and paid for pursuant to the take-over bid, the subordination of the Subordinated LP Units will automatically terminate and be of no further force or effect and the Subordinated LP Units will automatically convert into Exchangeable LP Units on a one-for-one basis. The subordination of the Subordinated LP Units will also automatically terminate and be of no further force or effect and the Subordinated LP Units will automatically convert into Exchangeable LP Units on a one-for-one basis on the completion of an Acquisition Transaction.

Notwithstanding the subordination of distributions to holders of the Subordinated LP Units, holders of these LP Units will have the right, through Special Voting Units issued in conjunction with the Subordinated LP Units, to a number of votes at any meeting of Voting Unitholders equal to the number of Units that may be obtained upon the exchange of such Subordinated LP Units without giving effect to such subordination.

SUMMARY OF DISTRIBUTABLE CASH OF THE FUND

The following analysis has been prepared by Company Management on the basis of the financial and other information contained in this prospectus and Company Management's estimate of the amount of expenses and expenditures to be incurred by the Company and the Fund. This analysis is not a forecast or a projection of future results. The actual results of operations of the Company for any period, whether before or after the closing of the offering, will vary from the amounts set forth in the following analysis and such variation may be

material. The following analysis does not take into account the additional EBITDA that Company Management anticipates will be generated by the five new stores scheduled to open by the end of June 2005.

Company Management believes that, upon completion of the offering and the transactions described under "Funding, Acquisition and Related Transactions", the Company will incur capital replacement and renovations expenditures, incremental general administrative costs and interest expense that will differ from those contained in the consolidated financial statements that are included elsewhere in this prospectus. Although Company Management does not have firm commitments for all of the aforementioned items and, accordingly, the complete financial effects of all of those items are not objectively determinable, Company Management believes that the following represents a reasonable estimate of what distributable cash would have been for the twelve months ended January 31, 2005 had the Fund been in existence during such time and had the Acquisition taken place at the beginning of such period:

	12 Months Ended January 31, 2005[1]
	(unaudited) ($ thousands except per unit data)
Normalized EBITDA[2][9]	14,354
Company Management estimates that the following amount will increase distributable cash:	
Vendor volume rebate agreement[3]	478
Company Management estimates that the following amounts will decrease distributable cash:	
Maintenance capital expenditures[4]	175
Incremental general and administrative costs[5]	400
Interest expense[6]	788
Distributable cash[7]	13,469
Distributable cash per Unit[8]	•

Notes:

(1) Certain financial information has been derived from the historical consolidated financial statements of the Vendor contained elsewhere in this prospectus. See also "Non-GAAP Measures" and "Selected Historical Financial and Operating Information".

(2) Normalized EBITDA represents EBITDA adjusted for certain items that Company Management believes facilitates the comparability of historical periods. EBITDA and Normalized EBITDA are not measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA and Normalized EBITDA may not be comparable to similar measures presented by other issuers. See "Non-GAAP Measures" and "Reconciliation of Net Income to Normalized EBITDA".

(3) During the twelve months ended January 31, 2005, the Company entered into a supply and rebate agreement with a supply aggregator providing for a rebate payable quarterly based on the Company's purchases through the supply aggregator. For accounting purposes, the portion of the rebate received that relates to products that are still in the Company's inventory are recorded as a reduction in inventory cost. As only a portion of the rebate received has been recognized in income for the 12 months ended January 31, 2005, an adjustment has been made to the calculation of distributable cash to reflect the portion of the cash rebate received but not recognized.

(4) Maintenance capital expenditures have been estimated by Company Management based on historical expenditure levels and the current number and condition of stores.

(5) Company Management estimates that, subsequent to the offering, the Fund and the Company will incur additional general and administrative costs on an ongoing basis in connection with reporting to Unitholders, investor relations, trustee and director fees and other related matters.

(6) For purposes of calculating estimated distributable cash, interest at the rate of 5.25% per annum has been applied to an estimated average amount outstanding under the Credit Facility of $15 million. The Credit Facility provides for interest at the lender's Canadian prime rate or U.S. base rate plus 0% to 0.25% on the operating facility and the lender's Canadian prime rate plus 0.25% to 0.75% or the lender's banker's acceptance rate plus 1.75% to 2.25% on the term facility. The lender's prime rate is currently 4.25%. See "Credit Facility".

(7) Distributable cash is a measure that is not recognized by GAAP and does not have a standardized meaning prescribed by GAAP. See "Non-GAAP Measures".

(8) Based on • Units outstanding on a fully diluted basis upon completion of the offering, assuming exchange for Units of all outstanding Exchangeable LP Units and Subordinated LP Units.

(9) Only 15 of XS Cargo's 19 stores were operating for the full twelve month period ended January 31, 2005. During the twelve month period ended January 31, 2005, one store opened in June 2004 (8 months of operations), one store opened in October 2004 (3.5 months of operations), one store opened in November 2004 (2.5 months of operations) and one store opened in December 2004 (2 months of operations). The estimate of distributable cash set forth above is based on historical Normalized EBITDA and no adjustments have been made to reflect Company Management's estimate of Normalized EBITDA if all 19 stores had been operating for the entire twelve month period ended January 31, 2005. In addition, the estimate of distributable cash does not take into account the additional EBITDA that Company Management anticipates will be generated by the five new stores scheduled to open by the end of June 2005.

RECONCILIATION OF NET INCOME TO NORMALIZED EBITDA

Because the Fund will distribute substantially all of its cash on an ongoing basis, Company Management believes that EBITDA and Normalized EBITDA are important measures in evaluating the performance of the Company and in determining whether to invest in the Units. However, EBITDA and Normalized EBITDA are not recognized earnings measures under GAAP and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA and Normalized EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA and Normalized EBITDA should not be construed as an alternative to net income or loss determined in accordance with GAAP as indicators of the Company's performance or as an alternative to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. The Company defines and has computed EBITDA and Normalized EBITDA as described under "Non-GAAP Measures". The following table reconciles EBITDA and Normalized EBITDA to net income, based on the audited and unaudited historical consolidated financial statements of the Vendor for the periods indicated.

	Three Months Ended,		12 Months Ended	Year Ended October 31,		
	January 31, 2005[1]	January 31, 2004[1]	January 31, 2005[2]	2004[1]	2003[1]	2002[1]
	(in thousands of dollars)					
Net loss	(65)	(47)	(133)	(115)	(72)	(75)
Adjustments to net loss						
Interest expense	153	118	682	647	545	482
Interest income	(40)	(26)	(152)	(138)	(146)	(65)
Income taxes	(32)	(28)	(50)	(46)	(20)	(11)
Amortization	135	104	483	452	313	228
EBITDA	151	121	830	800	620	559
Adjustments to EBITDA						
Employee profit sharing plan contributions[3]	5,561	4,748	13,524	12,711	5,296	5,800
Charitable donations[4]					102	
Normalized EBITDA	5,712	4,869	14,354	13,511	6,018	6,359

Notes:

(1) The amounts are derived from the Vendor's audited and unaudited historical financial statements included elsewhere in this prospectus.

(2) The amounts for the 12 months ended January 31, 2005 have been derived from the Vendor's audited financial statements for the year ended October 31, 2004 and the Vendor's unaudited financial statements for the three month periods ended January 31, 2005 and January 31, 2004 included in this table and elsewhere in this prospectus. The results of operations for this period are not necessarily indicative of the results of operations to be expected in any given fiscal year.

(3) Represents non-recurring employee profit sharing plan contributions.

(4) Represents non-recurring charitable contributions.

(5) See "Non-GAAP Measures". Normalized EBITDA is EBITDA adjusted to remove non-recurring items, which for the above periods consisted of only non-recurring employee profit sharing plan contributions and non-recurring charitable contributions. EBITDA and Normalized EBITDA are not recognized measures under GAAP and do not have standardized meanings prescribed by GAAP. EBITDA and Normalized EBITDA may not be comparable to similar measures presented by other issuers.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis of the Vendor's financial condition and results of operations should be read together with the historical financial statements and related notes included elsewhere in this prospectus. Management's discussion and analysis relates to the financial statements of the Vendor for the three months ended January 31, 2005 and the years ended October 31, 2004, 2003 and 2002. The financial statements of the Vendor are prepared in accordance with Canadian generally accepted accounting principles. Certain dollar amounts in the management's discussion and analysis have been rounded to the nearest thousands of dollars.

The Vendor is the entity that operated the broadline closeout retail business of the Company immediately prior to the completion of the offering. "See Funding, Acquisition and Related Transactions". This discussion contains certain forward looking statements. See "Forward Looking Statements" for a discussion of the risks, uncertainty and assumptions relating to those statements. This discussion also refers to certain non-GAAP measures to assist in assessing the Vendor's financial performance. Non-GAAP measures do not have standard meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. See "Non-GAAP Measures".

Selected Historical Financial and Operating Information

The following selected historical financial and operating information has been derived from the consolidated and historical financial statements of the Vendor set out elsewhere in this prospectus. This information should be read in conjunction with the financial statements of the Vendor for the three months ended January 31, 2005 and for the years ended October 31, 2004, 2003 and 2002, together with the notes thereto, included elsewhere in this prospectus.

Summary Income Statement and Operating Information

	Three Months Ended January 31,		Years Ended October 31,		
	2005[1]	2004[1]	2004[1]	2003[1]	2002[1]
	(in thousands of dollars except gross margin percentage and number of stores)				
Sales	29,447	23,527	73,753	59,112	54,791
Gross Margin	10,592	8,633	26,865	17,798	16,582
Gross Margin Percentage	36.0%	36.7%	36.4%	30.1%	30.3%
Net Income (loss)	(65)	(47)	(115)	(72)	(75)
Normalized EBITDA[2]	5,712	4,869	13,511	6,018	6,359
Stores at Period End	19	15	17	15	11

Summary Balance Sheet Information

	As at January 31,	As at October 31,		
	2005[1]	2004[1]	2003[1]	2002[1]
	(in thousands of dollars)			
Total Assets	34,362	31,113	20,473	17,941
Long-term Liabilities	199	146	150	139

Notes:

(1) The amounts are derived from the Vendor's audited and unaudited historical financial statements included elsewhere in this prospectus.

(2) Normalized EBITDA represents EBITDA adjusted for certain items that Company Management believes facilitates the comparability of historical periods. EBITDA and Normalized EBITDA are not measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA and Normalized EBITDA may not be comparable to similar measures presented by other issuers. See "Non-GAAP Measures" and "Reconciliation of Net Income to Normalized EBITDA".

Overview

As at January 31, 2005 the Vendor operated 19 stores located in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario. Since its inception in 1996, the Vendor has grown primarily by opening new corporate stores in leased premises. Prior to May 2003, the Vendor also operated weekend sales events at temporary locations throughout Canada.

In comparing the annual results for 2004 to the annual results for 2001, sales have grown by $29.6 million from $44.2 million to $73.8 million, a 67.0% increase, gross margin has grown by $14.2 million from $12.7 million to $26.9 million, a 111.4% increase, gross margin percentage has improved by 7.6%, and the number of stores has increased from 8 to 17.

During the same period, normalized EBITDA has grown by $8.8 million from $4.7 million to $13.5, a 184.8% increase.

The Vendor's program to open new stores has been, and continues to be, an important contributor to the Vendor's future growth prospects. Adding new stores to the chain has historically contributed to increases in retail sales and EBITDA.

A key measure of the Vendor's performance is gross margin percentage. Gross margin percentage is a key indicator of the Vendor's ability to effectively purchase and market its products and control inventory losses.

Recent events

In October 2004 the Vendor entered into a lease agreement for a new warehouse and distribution centre in Edmonton, Alberta, which is expected to commence operations in August 2005 and replace the three existing facilities in Edmonton that serve as its distribution centres and warehouses.

Subsequent to January 31, 2005, the Vendor entered into lease agreements for five new store locations, which are scheduled to open between April 2005 and June 2005. Three of the new stores will be located in Ontario and two in Alberta.

In February 2005, the Vendor entered into a lease agreement for a new warehouse and distribution centre in Mississauga, Ontario, which is expected to commence operations in April 2005. Currently nine of the Vendor's 19 stores are located in Ontario and are being supplied primarily out of the Vendor's Edmonton distribution centres and warehouses. The addition of the Ontario warehouse and distribution centre is expected to reduce freight expenses as a percentage of sales and improve distribution times to the Ontario stores.

Sales

Substantially all of the Vendor's sales are paid in cash or by credit card or debit card. The Vendor experiences a higher level of sales in its first quarter ended January 31, due to seasonal retail shopping patterns. Historically, approximately one-third of the Vendor's annual sales occur in the first quarter.

Cost of sales

Cost of sales includes the cost to purchase goods for resale, duties and freight costs. Approximately 80% of purchases are paid for in United States currency. See "Risk Factors".

Administrative and operating expenses

Administrative and operating expenses consist primarily of advertising, rent and occupancy costs, and wages and benefits. Although overall operating costs increase as new stores are developed, expenses are generally consistent from year-to-year on a store-by-store basis.

The Vendor is a private company and has not incurred significant corporate income taxes since it has been the Vendor's practice to reduce taxable income through contributions to the Vendor's employee profit sharing plan. The Fund will not continue this policy.

Operating results

Three months ended January 31, 2005 compared to three months ended January 31, 2004

Sales in the first quarter of 2005 increased by $5.9 million, or 25.1%, from $23.5 million to $29.4 million. The increase in sales was primarily the result of four additional stores in 2005, which accounted for $5.8 million of the increase. The remaining $0.1 million was the result of an increase in same store sales of 0.6%.

Gross margin for the first quarter of 2005 increased by $2.0 million compared to the first quarter of 2004, primarily as a result of the new stores in 2005. Gross margin percentage decreased slightly from 36.7% to 36.0%, almost entirely due to increased freight costs as a percentage of sales. Freight costs were higher in 2005 because three of the four new stores are located in Ontario and most of the Vendor's inventory is shipped to the stores from the distribution centre in Edmonton.

Administrative and operating expenses increased by $1.1 million in the first quarter of 2005 compared to the first quarter of 2004. The increase is primarily the result of a $0.5 million increase in store wages and benefits, a $0.3 million increase in advertising expense and a $0.2 million increase in rent. All of the increases are the result of additional stores in 2005.

Year ended October 31, 2004 compared to year ended October 31, 2003

In 2004, sales increased by $14.7 million, or 24.8%, from $59.1 million in 2003 to $73.8 million. Of the increase, $9.2 million is attributable to four stores that were opened in 2003. Sales from these stores for the full year in 2004 were $15.4 million compared to $6.2 million for the partial periods they were open in 2003. Two new stores were opened in 2004 and contributed $2.6 million to the increase in sales. Stores that were open for a full 12 months in 2003 and 2004 experienced an increase in sales of $6.4 million (13.0% increase in same store sales). The increases were partially offset by the cessation of offsite sales, which accounted for $3.5 million of sales in 2003 and $nil in 2004.

Gross margin for the year ended October 31, 2004 increased by $9.1 million over 2003. Of this increase, $4.6 million was the result of a 6.3% increase in gross margin percentage and the remaining $4.5 million was the result of increased sales. Historically, store sales have always had a higher gross margin percentage than offsite sales. The inclusion of offsite sales in 2003 reduced the average gross margin in that year by 1.3%. The remainder of the increase in gross margin percentage in 2004 was the result of management's focus on store merchandising, improving product mix and increasing product selection. The merchandising strategy involved taking advantage of the Vendor's traffic volumes by supplementing its core advertised products with a wider selection of higher margin items.

Administrative and operating expenses increased by $1.6 million from $11.2 million to $12.8, primarily due to the increase in number of stores. Advertising increased by $0.4 million; salaries, wages and benefits increased by $0.6 million; and rent and utilities increased by $0.4 million.

Year ended October 31, 2003 compared to year ended October 31, 2002

2003 was a transition year for the Vendor, as management made the strategic decision to cease off-site sales events. Although off-site sales were very profitable for the Vendor, they were consuming a disproportionate amount of management time and resources and taking focus and inventory away from the corporate stores. Conducting the off-site sales also created an opportunity cost for the stores because finite inventory was being liquidated at lower overall gross margins and with higher operating costs. In the latter half of 2003, management began to implement the new strategy and opened four new stores in Ontario and British Columbia. Since the store openings were relatively late in the year, the Vendor did not fully realize the benefits of this strategy until 2004, during which year the Vendor experienced significant growth in same store sales, gross margin and profit.

The following table illustrates the proportion of store sales and off-site sales and demonstrates the consistent growth in store sales (18.0% increase from 2002 to 2003):

Sales
(millions of dollars)



Stores
Off-site
10.0
22.1
8.5
35.7
7.7
47.1
3.5
55.6
73.8
2000
2001
2002
2003
2004

Since the growth strategy for 2003 included expansion in Ontario and British Columbia, the associated costs were proportionately higher than for the average existing stores. Gross margin percentage decreased slightly from 30.3% to 30.1%. The decrease is primarily the result of freight costs, which increased from $3.0 million (5.4% of sales) to $3.7 million (6.3% of sales). In addition to the new store openings, 2003 was the first full year of operations for three Ontario stores that opened in 2002. The greater average shipping distances and higher fuel prices caused freight costs to increase.

Administrative and operating costs increased by $1.8 million from $9.4 million to $11.2 million, an increase of 19.1%. The total increase is primarily the result of advertising costs, which increased by $0.6 million; salaries and benefits, which increased by $0.6 million; and rent, which increased by $0.4 million. Salaries and rent were affected not only by the growth in number of stores, but also by the location of new stores in B.C. and Ontario, both of which have higher average hourly wages and retail leasing costs.

Liquidity and Capital Resources

Historically, the Vendor has not had any third party financing, but has been financed by its shareholders through an inventory line of credit, shareholder loans, loans from the employee profit sharing plan and preferred shares. The Vendor has historically utilized cash flow from operations to maintain operations, repay loans from the employee profit sharing plan, pay interest on the loan from the employee profit sharing plan and line of credit from Famous Brands Inc. and redeem preferred shares. The following table provides an overview of the Vendor's financing for the periods indicated:

	Three Months Ended January 31,		Years Ended October 31,		
	2005	2004	2004	2003	2002
Net inflow (outflow) of cash related to:					
Operations	6,749,539	4,871,341	9,144	(406,010)	(2,025,911)
Financing	(1,705,489)	(1,868,563)	2,325,722	2,687,543	3,787,627
Investing	(287,407)	(86,506)	(436,474)	(533,376)	(467,362)
Gain (loss) on foreign cash held	36,654	(22,007)	(73,574)	(160,407)	(48,306)
Increase (decrease) in cash resources	4,793,297	2,894,265	1,824,818	1,587,750	1,246,808

	As at January 31,		As at October 31,		
	2005	2004	2004	2003	2002
Financing					
Cash and cash equivalents					
Cash	11,856,687	8,132,837	1,779,726	238,329	3,650,822
Short-term investments	—	—	5,283,664	5,000,243	—
Line of credit to Famous Brands Inc.	(3,500,000)	(2,500,000)	(3,500,000)	(2,500,000)	(2,500,000)
Loan payable to employee profit sharing plan	(2,966,045)	(3,701,534)	(3,701,534)	(4,943,990)	—

During the three months ended January 31, 2005, $1.0 million of cash was used to redeem Class F Preferred shares and $0.7 million was used to repay the loan from the employee profit sharing plan. Investing activities consisted of purchases of property and equipment.

In fiscal 2004 financing activities consisted of $2.6 million of net cash received on issuance and redemption of Class F preferred shares, net repayment of $1.2 million of loan from employee profit sharing plan and additional $1.0 million line of credit advance from Famous Brands Inc. Included in operating activities is $5.3 million cash paid to the employee profit sharing plan. Investing activities consisted of purchases of property and equipment.

In fiscal 2003, financing activities consisted of $2.0 million of net cash received on issuance and redemption of Class F preferred shares and net $637,000 of proceeds received on loan from the employee profit sharing plan. Included in operating activities is $5.8 million paid to the employee profit sharing plan. Investing activities consisted of purchases of property and equipment.

In fiscal 2002, financing activities consisted of proceeds on loan from the employee profit sharing plan of $4.3 million and cash paid on the redemption of Class F preferred shares of $512,000. Included in operating activities is $4.3 million paid to the employee profit sharing plan. Investing activities consisted of purchases of property and equipment.

Credit Facility

A Canadian chartered bank has agreed to provide new credit facilities to the Company, which include a $7,500,000 demand revolving loan (the "**Operating Loan**") and a $15,000,000 non-revolving loan (the "**Term Loan**") (collectively the "**Credit Facility**"). The Operating Loan will be to assist in financing the day-to-day operating requirements of the Company and the Term Loan will be for the financing of capital assets and the Acquisition. Collateral for the Credit Facility will be a first security interest in all present and after acquired personal property of the Company, an assignment of inventory, and an assignment of the Company's insurance. Interest on the Operating Loan will vary, depending on the Company's ratio of senior debt to EBITDA, between the lenders' prime rate and the lendors' prime rate plus 0.25%. Interest on the Term Loan will vary, depending on the Company's ratio of senior debt to EBITDA, between the lendors' prime rate plus 0.25% and 0.75% or between the banker's acceptance rate plus 1.75% and 2.25%.

The Credit Facility requires payments of interest only. Company Management is of the opinion that the Credit Facility is adequate to meet inventory requirements during peak seasons and open new stores. Although the Credit Facility requires interest payments only, it could be repaid from additional cash flow generated by new stores or from the proceeds of subsequent equity offerings.

Interest Rate Sensitivity

The Company is not significantly impacted by interest rate changes. A 1% increase in interest rates would have an impact of $150,000 on distributable cash based on $15,000,000 of debt outstanding. Company Management's estimate of distributable cash is based on bank debt of $15,000,000 and an interest rate of 5.25%. As of January 31, 2005, the lenders' prime rate was 4.25%.

Financial Instruments

Due to the nature of its business, the Company does not engage in activities or hold assets that would require the Company to acquire financial instruments for hedging or speculative purposes. The financial instruments that are held by the Company are in the normal course of operations.

Interest Rate Risk

The inventory line of credit from Famous Brands Inc. bears interest at the greater of 12% or bank prime rates plus 5.0%, thus exposing the Vendor to interest rate fluctuations if prime rate exceeds 7.0%.

Credit Risk

The Vendor does not provide credit to its customers and therefore has no customer accounts receivable. Commencing in fiscal 2004, the Vendor entered into a rebate agreement with one supply aggregator. The rebate accrues based on purchases through that supplier and is calculated and paid on a quarterly basis in arrears. Company Management believes that there is minimal risk associated with the collection of the rebate receivable from that supply aggregator.

Contractual Obligations

The following tables provide an overview of the contractual obligations of the Vendor as of January 31, 2005.

Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Operating lease commitments	$5,874,563	$1,265,204	$2,552,350	$1,113,896	$943,113

Off Balance Sheet Arrangements

The Vendor and its subsidiaries have not entered into any off balance sheet arrangements.

Transactions with Related Parties

The Vendor's related party transactions include interest paid to Famous Brands Inc., a company 100% owned by the controlling shareholder of the Vendor and interest paid to the Vendor's employee profit sharing plan, of which the controlling shareholder of the Vendor is the trustee. The interest paid to Famous Brands Inc. is made pursuant to an inventory line of credit of up to $3.5 million made available to the Vendor by Famous Brands Inc. Interest to the employee profit sharing plan is paid on amounts that are loaned to the Vendor from the plan. See Note 9 to the historical financial statements of the Vendor set out elsewhere in this prospectus for a more detailed description of these loan arrangements. The interest amounts for the periods indicated are summarized in the table below:

	Three Months Ended January 31, 2005	Years Ended October 31,		
		2004	2003	2002
Interest on line of credit and interest participation	136,250	552,500	425,000	425,000
Interest on loan from employee profit sharing plan	16,719	93,891	120,341	57,333

Included in accounts payable as at January 31, 2005, is $147,043 owing to shareholders for purchases made on behalf of the Vendor. As at October 31, 2004 and 2003 the balance due to shareholders included in accounts payable was $412,035 and $327,680 respectively.

Related party transactions were conducted in the normal course of operations and measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

XS Cargo LP will not assume obligations under the line of credit with Famous Brands Inc. and the employee profit sharing plan and, as such, these related party transactions will not continue with the Company.

Critical Accounting Policies

Because of the nature of the Vendor's business and assets, Company Management does not believe that there are any estimates that result in the Vendor having any critical accounting policies.

Changes in Accounting Policies

Management of the Vendor is not aware of any recent accounting pronouncements that will affect the Vendor's financial statements. Company Management will continue to monitor and assess the impact of accounting pronouncements as they become available.

Outlook

Company Management believes that operations will improve in the upcoming year due to new store openings and the addition of the Ontario warehouse and distribution centre, and the consolidation of the Company's existing Edmonton distribution and warehouse operations.

XS CARGO INCOME FUND

The Fund is an unincorporated open-ended investment trust governed by the laws of the Province of Alberta and created pursuant to the Declaration of Trust. At the Closing Date, the Fund will qualify as a "mutual fund trust" for the purposes of the Tax Act, but the Fund will not be a mutual fund under applicable securities laws.

The Fund is not a trust company and is not registered under applicable legislation governing trust companies as it does not carry on or intend to carry on the business of a trust company. The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation.

The following is a summary including a description of the material provisions of the Declaration of Trust. This summary is qualified in its entirety by reference to the full text of the Declaration of Trust.

Activities of the Fund

The Declaration of Trust provides that the Fund's operations and activities shall be restricted to:

(a) acquiring, investing in, holding, transferring, disposing of or otherwise dealing with the debt and equity securities of any of the XS Cargo Entities, and other corporations, partnerships, trusts or other Persons involved, directly or indirectly, in the broadline closeout retail business and businesses related, ancillary or incidental thereto, and such other investments as the Trustees may determine;

(b) acquiring, investing in, holding, transferring, disposing of or otherwise dealing with securities issued by, or loans made to any of the XS Cargo Entities, or any other business entity or other Person in which a XS Cargo Entity has or is concurrently acquiring an interest;

(c) investing in securities of other issuers that meet the Fund's investment criteria;

(d) disposing of all or any part of the property of the Fund;

(e) holding cash in interest bearing accounts with Canadian financial institutions or investing such monies in Permitted Investments;

(f) issuing Units, Special Voting Units and other securities of the Fund including, without limitation, rights, warrants, convertible securities or options to acquire Units or Special Voting Units or other securities of the Fund;

(g) issuing debt securities (including debt securities convertible into, or exchangeable for, Units, Special Voting Units or other securities of the Fund) or otherwise borrowing, mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of the Fund's assets as security for any of its obligations, liabilities or indebtedness;

(h) guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of any Person including, without limitation, any XS Cargo Entity or the performance of any obligation of any Person including, without limitation, any XS Cargo Entity, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the Fund's assets as security for such guarantee and subordinating its rights under the XSCOT Notes to other indebtedness and obligations;

(i) purchasing, repurchasing or redeeming securities issued by the Fund;

(j) satisfying the obligations, liabilities or indebtedness of the Fund;

(k) entering into and performing its obligations under the Administration Agreement, the Securityholders Agreement, the Exchange Agreement, the Underwriting Agreement and such other agreements as are contemplated by this prospectus, and the offering and all matters ancillary thereto; and

(l) undertaking such other activities, or taking such actions (including investing in securities), related to or in connection with the foregoing or as contemplated by the Declaration of Trust or as may be approved by the Trustees from time to time,

provided that the Fund shall not undertake any activity, take any action, or purchase or authorize the purchase of any investment that would result in Units constituting foreign property for purposes of Part XI of the Tax Act or that would not be allowed for a mutual fund trust under subsection 132(6) of the Tax Act. In connection with this duty, the Trustees have broad authority and are entitled to take such actions as they consider necessary or appropriate in accordance with the Declaration of Trust to preserve the mutual fund status of the Fund, including as described under "Limitation on Non Resident Ownership".

Units and Special Voting Units

The beneficial interests in the Fund will be divided into interests of two classes, described and designated as "Units" and "Special Voting Units", respectively. An unlimited number of Units and Special Voting Units will be issuable pursuant to the Declaration of Trust. Each Unit will be transferable and will represent an equal undivided beneficial interest in any distributions from the Fund whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding-up of the Fund. The Units issued pursuant to this offering will not be subject to future calls or assessments and will entitle the holder thereof to one vote for each whole Unit held at all meetings of Voting Unitholders. Except as set out under "Redemption Right" below, the Units have no conversion, retraction, redemption or pre-emptive rights.

The Special Voting Units will not be entitled to any interest or share in the Fund, in any distribution from the Fund whether of net income, net realized capital gains or other amounts, or in the net assets of the Fund in the event of a termination or winding-up of the Fund. Special Voting Units may, however, be redeemed by the holder at any time for nominal consideration.

Special Voting Units may be issued in series and will only be issued in connection with or in relation to Exchangeable LP Units, Subordinated LP Units and, if the Trustees so determine, other securities exchangeable, directly or indirectly, for Units (collectively, "**Exchangeable Securities**"), in each case for the purpose of providing voting rights with respect to the Fund to the holders of Exchangeable Securities. Special Voting Units will be issued in conjunction with, and will be attached to, the Exchangeable LP Units and Subordinated LP Units (or other Exchangeable Securities) to which they relate, and will be evidenced only by the certificates representing such Exchangeable Securities. Special Voting Units will not be transferable separately from the Exchangeable Securities to which they are attached. Each Special Voting Unit will entitle the holder thereof to that number of votes at any meeting of Voting Unitholders that is equal to the number of Units that may be obtained upon the exchange (direct or indirect) of the Exchangeable LP Unit, Subordinated LP Units or other Exchangeable Security to which it is attached. Upon the exchange or conversion of an Exchangeable Security for Units, the Special Voting Unit that is attached to such Exchangeable Security will immediately be cancelled without any further action of the Trustees, and the former holder of such Special Voting Unit will cease to have any rights with respect thereto.

Issued and outstanding Units and Special Voting Units may be subdivided or consolidated from time to time by the Trustees without the approval of Voting Unitholders.

No certificates will be issued for fractional Units and fractional Units will not entitle the holders thereof to vote.

This prospectus qualifies the distribution of the Special Voting Units to the holders of Exchangeable LP Units and Subordinated LP Units.

Issuance of Units

The Fund may issue Units or rights to acquire Units at those times, to those persons, for that consideration and on the terms and conditions that the Trustees determine, including pursuant to any Unitholder rights plan or any incentive option or other compensation plan established by the Fund. Units may be issued in satisfaction of any non-cash distributions of the Fund to Unitholders on a pro rata basis. The Declaration of Trust provides that immediately after any pro rata distribution of Units to all Unitholders in satisfaction of any non-cash distribution, the number of outstanding Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the non-cash distribution (except where tax was required to be withheld in respect of the Unitholder's share of the distribution as described below). In this case, each certificate representing a number of Units prior to the non-cash distribution is deemed to represent the same number of Units after the non-cash distribution and the consolidation. Where amounts so distributed represent income, non-resident Unitholders will be subject to withholding tax and, accordingly, the consolidation will not result in such non-resident Unitholder holding the same number of Units. Such non-resident Unitholders will be required to surrender the certificates (if any) representing their original Units in exchange for a certificate representing their post-consolidation Units.

Trustees

The Fund will, from and after the Closing Date, have a minimum of three Trustees and a maximum of seven Trustees, the majority of whom must be residents of Canada (within the meaning of the Tax Act). The Trustees are to supervise the activities and manage the affairs of the Fund.

The initial Trustees, who are also directors of the GP, are Jonathan Legg, David B. Margolus and Gordon Clanachan. See "Management, Trustees and Directors — Directors and Officers of the GP" for the principal occupations of the Trustees. The initial Trustees are all "unrelated" within the meaning of the policies of the TSX.

Trustees will be appointed at each annual meeting of Voting Unitholders to hold office for a term expiring at the close of the next annual meeting. A quorum of the Trustees, being a majority of the Trustees then holding office, may fill a vacancy in the Trustees, except a vacancy resulting from an increase in the number of Trustees (other than as provided below) or from a failure of the Voting Unitholders to elect the required number of Trustees at a meeting of the Voting Unitholders called for such purpose. In the absence of a quorum of Trustees, or if the vacancy has arisen from a failure of the Voting Unitholders to elect the required number of Trustees at a meeting of the Voting Unitholders called for such purpose, the Trustees must forthwith call a special meeting of the Voting Unitholders to fill the vacancy. If the Trustees fail to call such meeting or if there are not Trustees then in office, any Voting Unitholder may call the meeting. The Trustees may, prior to the first annual meeting of Voting Unitholders or between annual meetings of Voting Unitholders, appoint one or more additional Trustees to serve until the next annual meeting of Voting Unitholders, but the number of additional Trustees so appointed may not at any time exceed one-third of the number of Trustees who held office at the later of the closing of this offering and the expiration of the immediately preceding annual meeting of Voting Unitholders.

A Trustee may resign upon written notice to the Fund and may be removed by a resolution passed by a majority of the Voting Unitholders. A vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the remaining Trustees.

The Declaration of Trust provides that, subject to its terms and conditions, the Trustees will have full, absolute and exclusive power, control and authority over the assets of the Fund and over the affairs of the Fund to the same extent as if the Trustees were the sole and absolute legal and beneficial owners of the assets of the

Fund, and may, in respect of the assets of the Fund, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof. Subject to such terms and conditions, the Trustees are responsible for, among other things: (i) supervising the activities and managing the investments and the affairs of the Fund; (ii) maintaining records and providing reports to Voting Unitholders; (iii) effecting payments of distributable cash from the Fund to Unitholders; (iv) acting for, voting on behalf of and representing the Fund as a holder of XSCOT Units and a holder of XSCOT Notes and other securities; (v) voting in favour of the Fund's nominees to serve as trustees of XSCOT; and (vi) causing XSCOT to vote in favour of the Fund's nominees as directors of the GP.

The Declaration of Trust provides that the Trustees must act honestly and in good faith with a view to the best interests of the Fund and in connection therewith must exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Declaration of Trust provides that each Trustee and officer of the Fund, as well as former Trustees and officers, and their respective heirs and legal representatives, will be entitled to indemnification from the assets of the Fund in respect of the exercise of that person's powers, and the discharge of that person's duties, provided that the person acted honestly and in good faith with a view to the best interest of the Fund and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, where the person had reasonable grounds for believing that his or her conduct was lawful.

Cash Distributions

The Fund intends to make monthly cash distributions of its distributable cash to Unitholders to the extent determined prudent by the Trustees. The amount of cash available for distribution will be equal to the interest and principal repayments on the XSCOT Notes and the distributions (if any) on or in respect of the XSCOT Units owned by the Fund and all other amounts, if any, from any other investments from time to time held by the Fund received in such period, less amounts that are paid, payable, incurred or provided for in such period in connection with: (a) administrative expenses and other obligations of the Fund; (b) amounts that may be paid by the Fund in connection with any cash redemptions or repurchases of Units; (c) satisfaction of debt service or other obligations of the Fund on account of both principal and interest; and (d) any amount that the Trustees may reasonably consider to be necessary to provide for the payment of any costs, expenses, obligations or liabilities including any tax liability of the Fund, that have been or are reasonably expected to be incurred in the activities and operations of the Fund (to the extent that such costs, expenses, obligations or liabilities have not otherwise been taken into account in the calculation of the available distributable cash of the Fund).

The Fund may make additional distributions in excess of the aforementioned monthly distributions during the year, as the Trustees may determine. The distribution declared in respect of the month ending December 31 in each year will include such amount in respect of the taxable income and net realized capital gains, if any, of the Fund for such year as is necessary to ensure that the Fund will not be liable for ordinary income taxes under the Tax Act in such year.

Any income of the Fund that is unavailable for cash distribution will, to the extent necessary to ensure that the Fund does not have any income tax liability under Part I of the Tax Act, be distributed to Unitholders in the form of additional Units. Such additional Units will be issued pursuant to applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

The Fund intends to make monthly cash distributions to Unitholders of record on the last business day of each month or such other date as may be determined from time to time by the Trustees, and the distributions will be paid generally on the 15th day of the following month. The initial cash distribution for the period from the closing of the offering to • , 2005 is estimated to be approximately $ • per Unit (assuming that closing occurs on • , 2005), and is expected to be paid on or about • , 2005 to holders of record of Units on • , 2005. Subsequent regular distributions in the estimated amount of $ • per Unit are anticipated to be made in each month thereafter commencing on or about • , 2005. See "Certain Canadian Federal Income Tax Considerations".

Unitholders who are non-residents of Canada will be required to pay all withholding taxes payable in respect of any distributions of income by the Fund, whether such distributions are in the form of cash or

additional Units. Non-residents should consult their own tax advisors regarding the tax consequences of investing in the Units. See "Certain Canadian Federal Income Tax Considerations".

The Fund, XSCOT and the Company have considerable discretion in determining the amount of cash distributions. Cash distributions are not guaranteed and will fluctuate with, among other things, the Company's performance. See "Risk Factors — Risks Relating to the Structure of the Fund and the Offering — Cash Distributions".

Redemption Right

Units are redeemable at any time on demand by the holders thereof upon delivery to the Fund of a duly completed and properly executed notice requesting redemption in a form approved by the Trustees specifying the number of Units to be redeemed. As the Units will be issued in book-entry form, a Unitholder who wishes to exercise the redemption right will be required to obtain a redemption notice form from the Unitholder's investment dealer. As of the close of business on the date the Units are surrendered for redemption, all rights to and under the Units tendered for redemption shall (subject to the following) be surrendered and the holder thereof shall be entitled to receive a price per Unit (the "**Redemption Price**") equal to the lesser of:

(a) 90% of the Market Price of the Units on the principal stock exchange on which the Units are listed (or, if the Units are not listed on any stock exchange, on the principal market on which the Units are quoted for trading) during the period of the last 10 trading days during which the Units traded on such stock exchange or market ending immediately prior to the date on which the Units were tendered for redemption; and

(b) the Closing Market Price of the Units on the date on which the Units were tendered for redemption on the principal stock exchange on which Units are listed (or, if Units are not listed on any stock exchange, on the principal market on which the Units are quoted for trading).

For the purposes of determining the Redemption Price, "Market Price" for a specified trading period will be the amount equal to the weighted average of the trading prices of the Units on the applicable market or exchange for each of the trading days on which there was a trade during the specified trading day period; provided that if there was trading on the applicable exchange or market for fewer than five of the trading days during the specified trading day period, "Market Price" for a specified trading period will be the average of the following prices established for each of the trading days during the specified trading day period: the average of the last bid and ask prices for each trading day on which there was no trading and the weighted average trading prices of the Units for each trading day on which there was trading. For the purposes of determining the Redemption Price, "Closing Market Price" will be: (i) an amount equal to the closing price of the Units on the applicable market or exchange if there was a trade on the specified date and the applicable market or exchange provides a closing price; (ii) an amount equal to the average of the highest and lowest prices of Units on the applicable market or exchange if there was trading on the specified date and the applicable market or exchange provides only the highest and lowest trading prices of Units traded on a particular day; or (iii) the average of the last bid and ask prices on the applicable market or exchange if there was no trading on the specified date.

The aggregate Redemption Price payable by the Fund in respect of any Units surrendered for redemption during any calendar month will be satisfied by way of a cash payment by the Fund no later than the last day of the calendar month following the calendar month in which the Units were tendered for redemption, provided that the entitlement of the Unitholders to receive cash upon the redemption of their Units is subject to the limitations that:

(a) the total amount payable in cash by the Fund in respect of such Units and all other Units tendered for redemption in the same calendar month may not exceed $50,000 (the "**Monthly Limit**"), provided that the Trustees may, in their sole discretion, waive such limitation in respect of all Units tendered for redemption in any calendar month;

(b) at the time such Units are tendered for redemption, the outstanding Units must be listed for trading on a stock exchange or traded or quoted on another market that, in the sole discretion of the Trustees, provides a representative fair market value price for the Units; and

(c) the normal trading of Units must not be suspended or halted on any stock exchange on which the Units are listed (or, if not listed on a stock exchange, on any market on which the Units are quoted for trading) on the date that the Units are tendered for redemption or for more than five trading days during the 10 trading day period prior to the date on which the Units are tendered for redemption.

If a Unitholder is not entitled to receive cash upon the redemption of Units as a result of one or more of the foregoing limitations, then each Unit tendered for redemption will, subject to any applicable regulatory approvals, be redeemed by way of a distribution in specie. In such circumstances, XSCOT Units and Series 1 XSCOT Notes of a value equal to the Redemption Price will be redeemed by XSCOT in consideration of the issuance to the Fund of Series 2 XSCOT Notes. The Series 2 XSCOT Notes will then be distributed in satisfaction of the Redemption Price. The Fund will be entitled to all interest paid on the XSCOT Notes and the distributions paid on the XSCOT Units on or before the date of the distribution in specie. Where the Fund makes a distribution in specie of a pro rata number of securities of XSCOT on the redemption of Units of a Unitholder, the Fund currently intends to designate to that Unitholder any income or capital gain realized by the Fund as a result of the redemption of XSCOT Units and Series 1 XSCOT Notes in exchange for Series 2 XSCOT Notes, or as a result of the distribution of Series 2 XSCOT Notes to the Unitholder on the redemption of such Units. See "Certain Canadian Federal Income Tax Considerations".

It is anticipated that the redemption right described above will not be the primary mechanism for holders of Units to dispose of their Units. Series 2 XSCOT Notes that may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in Series 2 XSCOT Notes and they may be subject to resale restrictions under applicable securities laws. Series 2 XSCOT Notes so distributed may not be qualified investments for trusts governed by Exempt Plans at the time. See "Certain Canadian Federal Income Tax Considerations".

Repurchase of Units

The Fund will be allowed, from time to time, to purchase Units for cancellation in accordance with applicable securities laws and the rules prescribed under applicable stock exchange or regulatory policies.

Meetings of Voting Unitholders

The Declaration of Trust provides that meetings of Voting Unitholders will be required to be called and held annually, for the purpose of: (i) the election of Trustees, (ii) the appointment of auditors of the Fund for the ensuing year, (iii) generally, any other matter that requires a resolution of Voting Unitholders, and (iv) transacting such other business as the Trustees may determine or as may be properly brought before the meeting. The Declaration of Trust provides that the Voting Unitholders will be entitled to pass resolutions that will bind the Fund only with respect to:

(a) the election or removal of Trustees;

(b) any amalgamation, arrangement, other merger or capital reorganization of the Fund with any other entity, except in conjunction with an internal reorganization or the acquisition by the Fund or a XS Cargo Entity of the securities or assets of another entity;

(c) the appointment or removal of nominees of the Fund chosen by the Voting Unitholders to serve as trustees of XSCOT, except filling casual vacancies;

(d) the appointment or removal of the auditors of the Fund;

(e) the appointment of an inspector to investigate the performance by the Trustees in respect of their respective responsibilities and duties in respect of the Fund;

(f) the approval of amendments to the Declaration of Trust (as described under "XS Cargo Income Fund — Amendments to the Declaration of Trust");

(g) the sale of all or substantially all of the assets of the Fund;

(h) the exercise of certain voting rights attached to the securities of XSCOT or the Company held directly or indirectly by the Fund, subject to the provisions of any securityholders agreement including, without limitation, the Securityholders Agreement;

(i) the election of nominees of the Fund to act as directors of the GP or the removal thereof, except filling casual vacancies;

(j) the dissolution of the Fund prior to the end of its term; and

(k) such other business as the Trustees may determine or as may properly be brought before the meeting, including, without limitation, any other matters required by securities law, stock exchange rules or other laws or regulations to be submitted to Voting Unitholders for their approval, including, if so required, the ratification of any Unitholder rights plan, distribution reinvestment plan, Unit purchase plan, Unit option plan or other compensation plan.

No other action taken by Voting Unitholders or any other resolution of the Voting Unitholders at any meeting will in any way bind the Trustees.

Resolutions (i) electing or removing Trustees, (ii) electing or removing nominees of the Fund to serve as trustees of XSCOT or as directors of the GP, (iii) appointing or removing the auditors of the Fund, (iv) with respect to the exercise of certain voting rights attached to the securities of XSCOT or the Company held, directly or indirectly, by the Fund, (v) where applicable, ratifying any Unitholder rights plan, distribution reinvestment plan, Unit purchase plan, Unit option plan or other compensation plan requiring Voting Unitholder approval under securities law, stock exchange rules or other laws or regulations, and (vi) where applicable, matters required by securities law, stock exchange rules or other laws or regulations be submitted to Voting Unitholders, must be passed by a simple majority of the votes cast by Voting Unitholders. The balance of the foregoing matters must be passed by a resolution of the Voting Unitholders passed by not less than 66⅔% of the votes cast, either in person or by proxy, at a meeting of Voting Unitholders called for the purpose of approving such resolution, or approved in writing by the holders of not less than 66⅔% of the Voting Units entitled to vote on such resolution (a "**Special Resolution**").

Subject to the foregoing limitations, a meeting of Voting Unitholders may be convened at any time and for any purpose by the Trustees and must be convened if requisitioned in writing by the holders of not less than 5% of the Voting Units then outstanding. A requisition must state in reasonable detail the business proposed to be transacted at the meeting.

Voting Unitholders may attend and vote at all meetings of the Voting Unitholders either in person or by proxy and a proxy holder need not be a Voting Unitholder. Two persons present in person and either holding personally or representing by proxy in the aggregate at least 10% of the votes attached to all outstanding Voting Units will constitute a quorum for the transaction of business at all such meetings. At any meeting at which a quorum is not present within one-half hour after the time fixed for the holding of such meeting, the meeting, if convened upon the request of the Voting Unitholders, will be terminated (not adjourned), but in any other case, the meeting will stand adjourned to a day not less than 14 days later and to a place and time as chosen by the chair of the meeting, and if at such adjourned meeting a quorum is not present, the Voting Unitholders present either in person or by proxy will be deemed to constitute a quorum.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Voting Unitholders.

Limitation on Non-Resident Ownership

In order for the Fund to maintain its status as a mutual fund trust under the Tax Act, the Fund must not be established or maintained primarily for the benefit of Non-residents within the meaning of the Tax Act. Accordingly, the Declaration of Trust provides that at no time may Non-residents be the beneficial owners of more than 49% of the Units. This 49% limitation will be applied with respect to the issued and outstanding Units of the Fund on both a non-diluted basis and a fully diluted basis. The Trustees may require declarations as to the jurisdictions in which beneficial owners of Units and Special Voting Units are resident. In furtherance of

the foregoing restrictions, the Trustees may also elect to not accept subscriptions for Units from or issue or register a transfer of Units to any person unless the person provides a declaration that he or she is not a Non-resident within the meaning of the Tax Act. If, notwithstanding the foregoing, the Trustees determine, in their sole discretion, that more than 49% of the Units are held by Non-residents, or that such a situation is reasonably possible, the Trustees may send a notice to Non-resident Unitholders, chosen in inverse order to the order of acquisition or registration or in any other manner the Trustees consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustees with satisfactory evidence that they are not Non-residents within such period, the Trustees may, on behalf of such persons, sell such Units and, in the interim, the voting and distribution rights attached to such Units shall be suspended. Upon such a sale, the affected holders shall cease to be holders of the Units and their rights shall be limited to receiving the net proceeds of such sale. Notwithstanding the foregoing, the Trustees shall not take any action that shall affect the rights of the Vendor Group to or in respect of any Units held by any member of the Vendor Group on closing or any Units subsequently acquired on the exchange of Exchangeable LP Units or Subordinated LP Units held by any member of the Vendor Group on closing, and, for greater certainty, any of such Units shall be deemed for these purposes to have been acquired by such member prior to the acquisition of Units by any Unitholder.

Amendments to the Declaration of Trust

The Declaration of Trust may be amended or altered from time to time with the consent of the Voting Unitholders by a Special Resolution.

The Trustees may, at their discretion and without the approval of the Voting Unitholders, make certain amendments to the Declaration of Trust, including amendments: (i) for the purpose of ensuring continuing compliance and conformity of the Declaration of Trust with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or the Fund, (ii) which, in the opinion of counsel to the Trustees, provide additional protection or added benefits for Unitholders, (iii) to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor changes or corrections that, in the opinion of the Trustees, are necessary or desirable and not prejudicial to the Unitholders, (iv) which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws or policies of any governmental authority having jurisdiction over the Trustees or the Fund, or (v) for the purpose of ensuring that the Fund continues to qualify as a mutual fund trust under the Tax Act.

Notwithstanding the previous sentence, the Trustees may not amend the Declaration of Trust in a manner that would result in (i) the Fund failing to qualify as a mutual fund trust under the Tax Act or (ii) the Units being treated as "foreign property" for the purposes of the Tax Act.

Term of the Fund

The Fund has been established for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on April 6, 2005. On a date selected by the Trustees that is not more than two years prior to the expiry of the term of the Fund, the Trustees are obligated to commence to wind-up the affairs of the Fund so that it will terminate on the expiration of the term. In addition, at any time prior to the expiry of the term of the Fund, the Voting Unitholders may by a Special Resolution require the Trustees to commence the termination, liquidation or wind-up of the affairs of the Fund.

The Declaration of Trust provides that, upon being required to commence the termination, liquidation or winding-up of the affairs of the Fund, the Trustees will give notice thereof to the Voting Unitholders, which notice shall designate the time or times at which Voting Unitholders may surrender their Voting Units for cancellation and the date at which the register of Voting Units will be closed. After the date the register is closed, the Trustees will proceed to wind up the affairs of the Fund as soon as may be reasonably practicable and for such purpose will, subject to any direction to the contrary in respect of a termination authorized by a resolution of the Voting Unitholders, sell and convert into money the XSCOT Units, XSCOT Notes and all other assets comprising the Fund in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Fund. After paying, retiring, discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Fund and providing for indemnity

against any other outstanding liabilities and obligations, the Trustees will distribute the remaining part of the proceeds of the sale of the XSCOT Units, XSCOT Notes and other assets comprising the Fund together with any cash forming part of the assets of the Fund among the Unitholders in accordance with their pro rata interests. If the Trustees are unable to sell all or any of XSCOT Units, XSCOT Notes or other assets which comprise part of the Fund by the date set for termination, the Trustees may distribute the remaining Trust Units, XSCOT Notes or other assets in specie directly to the Unitholders in accordance with their pro rata interests subject to obtaining all required regulatory approvals.

Take-over Bids

The Declaration of Trust contains provisions to the effect that if a take-over bid is made for the Units and 90% or more of the Units on a fully diluted basis (other than any Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by holders who did not accept the take-over bid, on the same terms on which the offeror acquired Units pursuant to the take-over bid.

The Declaration of Trust and the Exchange Agreement include provisions to facilitate the exchange of Exchangeable LP Units for Units so that a holder of Exchangeable LP Units may exercise its rights to exchange all or a portion of such holdings for Units, including conditionally, in order to tender to a take-over bid.

Information and Reports

The Fund will furnish to Voting Unitholders, in accordance with applicable securities laws, such financial statements of the Fund (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation. Prior to each meeting of Voting Unitholders, the Trustees will provide the Voting Unitholders (along with notice of such meeting) all such information as is required by applicable law and the Declaration of Trust to be provided to Voting Unitholders.

The Trustees, the trustees of XSCOT and directors and senior officers of other subsidiaries of the Fund, including the GP and XS Cargo LP, will be required to file insider reports and comply with insider trading provisions under applicable Canadian securities legislation in respect of trades made by such persons in Units.

Book-Entry Only System

Registration of interests in and transfers of the Units will be made only through a book-based system administered by CDS. On the date of closing of the offering, the Trustees will deliver to CDS one or more certificates representing the total number of Units subscribed for under this offering. Units must be purchased, transferred and surrendered for redemption through a participant in the CDS depository service (a "**CDS Participant**"). All rights of Unitholders must be exercised through, and all payments or other property to which the Unitholder is entitled will be made or delivered by, CDS or the CDS Participant through which the Unitholder holds the Units. Upon a purchase of any Units, the Unitholder will receive only a customer confirmation from the registered dealer that is a CDS Participant and from or through which the Units are purchased. References in this prospectus to a Unitholder mean, unless the context otherwise requires, the owner of the beneficial interest in those Units.

The ability of a beneficial owner of Units to pledge those Units or otherwise take action with respect to the Unitholder's interest in those Units (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

The Fund has the option to terminate registration of the Units through the CDS book-entry only system, in which case certificates for the Units in fully registered form would be issued to beneficial owners of those Units or their nominees.

Financial Year End

The fiscal year end of the Fund is December 31.

Conflicts of Interest

The Declaration of Trust contains "conflict of interest" provisions that serve to protect Unitholders without creating undue limitations on the Fund. The Declaration of Trust provides that if a Trustee or an officer of the Fund is a party to a material contract or transaction or proposed material contract or transaction with the Fund or any of its affiliates, or is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Fund, such Trustee or officer of the Fund or any of its affiliates, as the case may be, shall disclose in writing to the Trustees or request to have entered in the minutes of meetings of the Trustees the nature and extent of such interest. Except in certain specified circumstances, a Trustee who is a party to or so interested in such a material contract or transaction will be precluded from voting on such a material contract or transaction but the presence of such Trustee at the relevant meeting shall be counted towards any quorum requirement. These provisions in the Declaration of Trust are intended to be equivalent to the provisions of the ABCA applicable to directors and officers of a corporation.

Distribution Reinvestment Plan

Subsequent to the completion of the offering, the Fund intends to consider the implementation of a distribution reinvestment plan ("DRIP") pursuant to which a Unitholder may elect that distributions paid on Units held within the DRIP be applied to acquire new Units. Implementation of a DRIP would be subject to the approval of the Fund Trustees and to the Fund obtaining all necessary regulatory approvals, including the approval of the TSX. The terms of the DRIP including the price at which Units may be purchased will be determined by the Fund, subject to applicable regulatory requirements. The Fund may, in its discretion, limit the number of Units available to Unitholders under the DRIP.

XS CARGO OPERATING TRUST

The XSCOT Declaration of Trust contains provisions substantially similar to those of the Declaration of Trust. The following is a summary, which does not purport to be complete, of certain provisions of the XSCOT Declaration of Trust insofar as they differ from those of the Declaration of Trust. Reference is made to the XSCOT Declaration of Trust for the full text of its provisions.

General

XSCOT is an unincorporated trust established under the laws of the Province of Alberta pursuant to the XSCOT Declaration of Trust. The activities of XSCOT are restricted to the conduct, directly or indirectly, of the business of, and the ownership, operation and lease of assets and property in connection with, the operation of the broadline closeout store business, including all activities ancillary or incidental thereto, and such other businesses and activities as the trustees of XSCOT may determine or as may be contemplated by this prospectus, and having investments and other direct or indirect rights in companies or other entities involved, directly or indirectly, in the broadline closeout retail business, including all activities ancillary or incidental thereto, and such other businesses and activities as the trustees of XSCOT may determine or as may be contemplated by this prospectus. The fiscal year end of XSCOT will be December 31.

Trustees of XSCOT

XSCOT will have a minimum of three trustees and a maximum of seven trustees. A majority of the trustees of XSCOT must be residents of Canada within the meaning of the Tax Act. The trustees of XSCOT are to supervise the activities and manage the affairs of XSCOT. The trustees of XSCOT will be the persons who serve as the Trustees (initially, Mr. Legg, Mr. Margolus and Mr. Clanachan). No person other than the Fund, as the holder of all of the outstanding XSCOT Units, has the right to appoint any trustees of XSCOT.

The XSCOT Declaration of Trust provides that, subject to the terms and conditions thereof, the trustees of XSCOT will have full, absolute and exclusive power, control and authority over the assets of XSCOT and over the affairs of XSCOT to the same extent as if the trustees of XSCOT were the sole and absolute beneficial owners of the assets of XSCOT, and may, in respect of such assets, exercise any and all rights, powers and

privileges that could be exercised by a legal and beneficial owner thereof. Subject to such terms and conditions, the trustees of XSCOT are responsible for, among other things: (i) acting for, voting on behalf of and representing XSCOT as a holder of LP Units and a holder of GP Common Shares, (ii) maintaining records and providing reports to the XSCOT Unitholders, (iii) supervising the activities and managing the investments and affairs of XSCOT, and (iv) effecting payments of distributable cash from XSCOT to the XSCOT Unitholders and payments of interest and principal on the XSCOT Notes.

No additional remuneration is to be paid to the Trustees for also serving as trustees of XSCOT.

Cash Distributions

XSCOT intends to make monthly cash distributions of its distributable cash to the extent determined prudent by the trustees of XSCOT. The amount of cash to be distributed monthly per Trust Unit to the XSCOT Unitholders will be equal to a pro rata share of distributions on or in respect of Ordinary LP Units owned by XSCOT and all other amounts, if any, from any other investments from time to time held by XSCOT received in such period, less amounts which are paid, payable, incurred or provided for in such period in connection with:

(a) administrative expenses and other obligations of XSCOT;

(b) any interest expense (including interest payable in respect of the XSCOT Notes) incurred by XSCOT;

(c) principal repayments in respect of the XSCOT Notes considered advisable by the trustees of XSCOT and any other debt obligations of XSCOT;

(d) any cash redemptions or repurchases of the XSCOT Units or the XSCOT Notes; and

(e) any amount that the trustees of XSCOT may reasonably consider to be necessary to provide for the payment of any costs or expenses, including any tax liability of XSCOT, that have been or are reasonably expected to be incurred in the activities and operations of XSCOT (to the extent that such costs or expenses have not otherwise been taken into account in the calculation of the available distributable cash of XSCOT).

Such distributions will be payable to holders of record of XSCOT Units on the last business day of each month and will be paid within 15 days following each month end. The cash distributions payable by XSCOT are intended to be received by the Fund before its related cash distribution to Unitholders.

The distribution declared by the trustees of XSCOT in respect of the month ending December 31 in each year will include such amount in respect of the taxable income and net realized capital gains, if any, of XSCOT for such year as is necessary to ensure that XSCOT will not be liable for ordinary income taxes under the Tax Act in such year.

Any income of XSCOT that is unavailable for cash distribution will, to the extent necessary to ensure that XSCOT does not have any income tax liability under Part I of the Tax Act, be distributed to the XSCOT Unitholders in the form of additional XSCOT Units. The value of each Trust Unit so issued will be equal to the redemption price thereof. The XSCOT Declaration of Trust provides that immediately after any pro rata distribution of XSCOT Units in satisfaction of any non-cash distribution, the number of outstanding XSCOT Units will be consolidated such that each holder of XSCOT Units will hold after consolidation the same number of XSCOT Units as the holder held before the non-cash distribution.

Unit Certificates

As XSCOT Units are not intended to be issued or held by any person other than the Fund, registration of interests in, and transfers of, the XSCOT Units will not be made through the book-entry only system. Rather, holders of XSCOT Units will be entitled to receive certificates therefor.

The XSCOT Notes

The following is a summary of the material attributes and characteristics of the XSCOT Notes that will be issuable by XSCOT under the Note Indenture, which summary does not purport to be complete. Reference is made to the Note Indenture for a complete description of the XSCOT Notes and the full text of its provisions. See "Material Contracts".

Two series of XSCOT Notes will initially be authorized for issuance under the Note Indenture. On closing of the offering, only Series 1 XSCOT Notes will be issued and outstanding, all of which will be held by the Fund. Series 2 XSCOT Notes will be reserved by XSCOT to be issued exclusively as full or partial payment of the redemption price of Series 1 XSCOT Notes. XSCOT Notes will be issuable in Canadian currency. On closing, XSCOT will issue approximately $ ● principal amount of Series 1 XSCOT Notes to the Fund.

Interest and Maturity

The Series 1 XSCOT Notes to be issued at closing will be payable on the earlier of the date on which a demand for payment by the holder is made and the maturity date, being the 15th anniversary of the date of issuance, and will bear interest at a rate of 4% per annum, payable on the 15th day of each calendar month that such Series 1 XSCOT Notes are outstanding. Series 2 XSCOT Notes are issuable solely in connection with the redemption of Series 1 XSCOT Notes, mature on the same date as the Series 1 XSCOT Notes redeemed in connection with their issuance, and bear interest at a market rate to be determined by XSCOT's trustees at the time of issuance thereof, payable on the 15th day of each calendar month that such Series 2 XSCOT Note is outstanding.

Payment upon Maturity

On maturity, XSCOT will repay the XSCOT Notes by paying to the trustee under the Note Indenture in cash an amount equal to the principal amount of the outstanding XSCOT Notes that have then matured, together with accrued and unpaid interest thereon.

Redemption

The XSCOT Notes will be redeemable in whole or in part (at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, payable in cash or, in the case of a redemption of Series 1 XSCOT Notes, in Series 2 XSCOT Notes) at the option of XSCOT prior to maturity.

Subordination

Payment of the principal amount and interest on the XSCOT Notes will be subordinated in right of payment to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness which will be defined as all indebtedness, liabilities and obligations of XSCOT which, by the terms of the instrument creating or evidencing the same, will be expressed to rank in right of payment in priority to the indebtedness evidenced by the XSCOT Notes issued under the Note Indenture.

The Note Indenture provides that upon any distribution of the assets of XSCOT in the event of any dissolution, liquidation, reorganization or other similar proceedings relative to XSCOT, the holders of all such senior indebtedness will be entitled to receive payment in full before the holders of the XSCOT Notes are entitled to receive any payment.

Default

The Note Indenture provides that any of the following shall constitute an event of default:

(a) default in payment of the principal of the XSCOT Notes when the same becomes due and the continuation of such default for a period of ten business days;

(b) default in payment of any interest due on any XSCOT Notes and continuation of such default for a period of fifteen business days;

(c) default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of thirty days after notice in writing has been given to XSCOT's trustees specifying such default and requiring XSCOT to rectify the same; and

(d) certain events of dissolution, liquidation, reorganization or other similar proceedings relative to XSCOT.

The provisions governing an event of default under the Note Indenture and remedies available thereunder do not provide protection to the holders of XSCOT Notes that would be comparable to the provisions generally found in debt securities issued to the public.

XS CARGO LP

General

XS Cargo LP is a limited partnership formed under the laws of Alberta. The business of XS Cargo LP is to develop, acquire, make investments in and conduct the business and ownership, operation and lease of assets and property in connection with, the broadline closeout retail business in Canada, together with all activities ancillary or incidental thereto and such other businesses and activities as the board of directors of the GP may determine or as may be contemplated by this prospectus. See "Business of the Company". The following is a summary of the material attributes and characteristics of the LP Units and certain provisions of the Limited Partnership Agreement, which summary is not intended to be complete. Reference is made to the Limited Partnership Agreement and the full text of its provisions for a complete description of the LP Units. See "Material Contracts".

General Partner

The managing general partner of XS Cargo LP is the GP. As general partner of XS Cargo LP, the GP will be issued • GP Units for nominal consideration immediately following the closing of the offering. The GP Units entitle the holder thereof to one vote for each whole unit held at all meetings of holders of partnership units and to an allocation of 0.001% of the income or loss of XS Cargo LP for each fiscal year. As general partner and holder of the GP Units, the GP has the authority to manage the business and affairs of XS Cargo LP and has unlimited liability for the obligations of XS Cargo LP. See "XS Cargo GP Inc.".

LP Units

XS Cargo LP will be entitled to issue various classes of partnership interests, for such consideration and on such terms and conditions as may be determined by the GP. Immediately following the closing of the offering, XS Cargo LP will have issued and outstanding • Ordinary LP Units (which will be held by XSCOT), • Exchangeable LP Units (which will be held by the Vendor) and • Subordinated LP Units (which will be held by the Vendor). XS Cargo LP will also have issued and outstanding • GP Units (which will be held by the GP). The Ordinary LP Units will represent a • % interest in XS Cargo LP and the Exchangeable LP Units and the Subordinated LP Units will collectively represent a • % interest in XS Cargo LP.

The Ordinary LP Units, the Exchangeable LP Units and the Subordinated LP Units will entitle the holder thereof to one vote for each whole unit held at all meetings of holders of the Units and will have economic rights that are equivalent in all material respects, except that (i) Exchangeable LP Units will be exchangeable, directly or indirectly, on a one-for-one basis (subject to customary anti-dilution protections) for Units at the option of the holder at any time, (ii) distributions on the Subordinated LP Units will be subject to the subordination arrangements described below, and (iii) the Subordinated LP Units will automatically convert into Exchangeable LP Units upon the satisfaction of certain conditions and in certain circumstances. Additionally, Exchangeable LP Units and Subordinated LP Units will be accompanied by Special Voting Units that will entitle the holder to receive notice of, attend and to vote at all meetings of Voting Unitholders. See "Retained Interest and Exchange Rights — Exchange Rights" and "Retained Interest and Exchange Rights — Subordination". The Exchangeable

LP Units and Subordinated LP Units will each be issuable as two separate classes. The classes will have identical rights except that one will be limited partner (limited liability) Units and the other will be general partner (unlimited liability) Units. A Vendor will be entitled to make a one time election if it wishes to hold all or a part of its interest as unlimited liability rather than limited liability Exchangeable LP Units and Subordinated LP Units.

Distributions on the LP Units will be made in the following priority:

(a) holders of Ordinary LP Units and Exchangeable LP Units will be entitled to receive monthly cash distributions such that each holder of Ordinary LP Units and the Exchangeable LP Units will receive a distribution of $ • per unit for such month or, if there is insufficient distributable cash to make distributions in such amount, such lesser amount as is available, on a proportionate basis,

(b) at the end of each fiscal quarter of XS Cargo LP, including the fiscal quarter ending on the fiscal year end, distributable cash will be distributed in the following order of priority:

(i) first, in payment of the monthly cash distribution to the holders of Ordinary LP Units and Exchangeable LP Units as described above, for the month then ended;

(ii) second, proportionately to the holders of Ordinary LP Units and Exchangeable LP Units, to the extent that monthly per unit distributions in respect of the 12 month period then ended were not made or were made in amounts less than $ • per unit, the amount of any deficiency;

(iii) third, to holders of Subordinated LP Units in a per unit amount of $ • or, if there is insufficient available cash to make distributions in such amount, such lesser amount as is distributable, on a proportionate basis;

(iv) fourth, proportionately to the holders of Subordinated LP Units, to the extent that per unit distributions in respect of any fiscal quarter(s) during the 12 month period then ended were not made or were made in amounts less than $ • per Subordinated LP Unit, the amount of such deficiency; and

(v) fifth, to the extent of any excess, proportionately to the holders of Ordinary LP Units, Exchangeable LP Units and Subordinated LP Units.

Distributions

XS Cargo LP will adopt a policy to distribute its distributable cash to the extent determined prudent by the board of directors of the GP. Distributions will be made on the Ordinary LP Units and the Exchangeable LP Units within 15 days of the end of each month and on the Subordinated LP Units within 15 days of the end of each fiscal quarter and are intended to be received by XSCOT before its related distributions to the Fund. Distributions will be payable to the holders of LP Units of record on the last day of the period in respect of which the distribution is to be paid. XS Cargo LP may, in addition, make a distribution at any other time.

Distributable cash will represent, in general, all of XS Cargo LP's EBITDA, after:

(a) satisfaction of its debt service obligations (principal and interest) under credit facilities or other agreements with third parties, including amounts payable under the Credit Facility;

(b) paying awards under the LTIP or other incentives to Company Management and other personnel;

(c) retaining reasonable working capital reserves, maintenance capital expenditure reserves, renewal reserves, upgrade and renovation reserves or other reserves, including reserves to stabilize distributions to the partners, as may be considered appropriate by the GP; and

(d) expenditures in excess of reserves.

Capital and other expenses, including amounts required to enable XS Cargo LP to pay equal monthly distributions based on anticipated future distributable cash, may be financed with drawings under one or more credit facilities that may be established by XS Cargo LP.

Allocation of Net Income and Losses

The income or loss of XS Cargo LP for each fiscal year will be allocated to the GP and to the remaining partners as to 0.001% and 99.999%, respectively. The income for tax purposes of XS Cargo LP for a particular fiscal year will be allocated to each partner other than the GP by multiplying the total income allocated to such partners by a fraction, the numerator of which is the total sum of the cash distributions received by that partner with respect to that fiscal year and the denominator of which is the total amount of the cash distributions made by XS Cargo LP to all partners other than the GP with respect to that fiscal year. The amount of income allocated to a partner may exceed or be less than the amount of cash distributed by XS Cargo LP to that limited partner.

If, with respect to a given fiscal year, no cash distribution is made by XS Cargo LP to its partners, or XS Cargo LP has a loss for tax purposes, one-twelfth of the income or loss, as the case may be, for tax purposes of XS Cargo LP for that fiscal year will be allocated to the GP and the remaining partners at the end of each month ending in that fiscal year, as to 0.001% and 99.999%, respectively, and to each remaining partner in the proportion that the number of LP Units held at each of those dates by that partner is of the total number of LP Units issued and outstanding at each of those dates.

Income and loss of XS Cargo LP for accounting purposes is allocated to each partner in the same proportion as income or loss is allocated for tax purposes.

The fiscal year end of XS Cargo LP will be December 31.

Reimbursement of the GP

XS Cargo LP will reimburse the GP for all direct costs and expenses incurred in the performance of its duties under the Limited Partnership Agreement.

Limited Liability

XS Cargo LP will operate in a manner so as to ensure, to the greatest extent possible, the limited liability of the limited partners. Limited partners may lose their limited liability in certain circumstances. The GP will indemnify the limited partners against all claims arising from assertions that their respective liabilities are not limited as intended by the Limited Partnership Agreement unless the liability is not so limited as a result of or arising out of any act of such limited partner. The GP has no significant assets or financial resources, however, and therefore the indemnity from the GP has nominal value.

Transfer of Partnership Units

LP Units will not be transferable except in compliance with the Securityholders Agreement to the Fund or to members of the Vendor Group. Further, LP Units may not be transferred to a person who is not resident in Canada for purposes of the Tax Act. A LP Unit will not be transferable in part, and no transfer of a LP Unit will be accepted by the GP unless a transfer form, duly completed and signed by the registered holder of the LP Unit, has been remitted to the registrar and transfer agent of the GP. In addition, a transferee of a LP Unit must provide to the GP such other instruments and documents as the GP may require in appropriate form completed and executed in a manner acceptable to the GP and must pay the administration fee, if any, required by the GP. A transferee of a LP Unit will not become a partner or be admitted to XS Cargo LP and will not be subject to the obligations and entitled to the rights of a partner under the Limited Partnership Agreement until the foregoing conditions are satisfied and such transferee is recorded on XS Cargo LP's register of partners.

Amendments to the Limited Partnership Agreement

The Limited Partnership Agreement may only be amended with the consent of the holders of at least 66⅔% of the outstanding partnership units voted on the amendment at a duly constituted meeting or by a written resolution of partners holding more than 66⅔% of the outstanding partnership units entitled to vote at a duly constituted meeting (a "**Partnership Special Resolution**"). Notwithstanding the foregoing,

(a) no amendment will be permitted to be made to the Limited Partnership Agreement altering the ability of the limited partners to remove the GP involuntarily, changing the liability of any limited partner, allowing any limited partner to exercise control over the business of XS Cargo LP, changing the right of a partner to vote at any meeting, adversely affecting the rights, privileges or conditions attaching to any of the LP Units or GP Units, reducing the percentage of income allocable to limited partners to below 99.999% or changing XS Cargo LP from a limited partnership to a general partnership, in each case, without the unanimous approval of the partners;

(b) no amendment can be made to the Limited Partnership Agreement that would adversely affect the rights and obligations of any particular limited partner without similarly affecting the rights and obligations of all other limited partners without the unanimous approval of the partners; and

(c) no amendment that would adversely affect the rights and obligations of the GP, as general partner, will be permitted to be made without its consent.

The foregoing approval requirements are subject to additional restrictions on, or conditions to the approval of, amendments to the Limited Partnership Agreement pursuant to the Declaration of Trust and the Securityholders Agreement. In particular, the approval or authorization by the GP or XS Cargo LP of any action that would result in the Units constituting foreign property for the purposes of the Tax Act requires the prior approval of Voting Unitholders by a Special Resolution.

The GP may call meetings of partners and will be required to convene a meeting on receipt of a request in writing of the holder(s) of not less than 10% of the outstanding partnership units. Each partner is entitled to one vote for each partnership unit held. A quorum of a meeting of partners consists of one or more partners present in person or by proxy.

XS CARGO GP INC.

General

The GP is a corporation established under the ABCA to act as the general partner of XS Cargo LP.

Capital of the GP

The authorized share capital of the GP consists of an unlimited number of GP Common Shares. Following the closing of the offering, the Fund will indirectly through XSCOT, and the Vendor will directly, own • % and • %, respectively, of the outstanding GP Common Shares. XSCOT will acquire its GP Common Shares from the GP for nominal consideration. Each GP Common Share will entitle the holder thereof to receive notice of and to attend all meetings of shareholders of the GP and to one vote per share at such meetings (other than meetings of another class of shares of the GP). The GP Common Shares will entitle the holders thereof to receive in any year dividends as and when declared by the board of directors on the GP Common Shares. In the event of a liquidation of the GP, holders of the GP Common Shares, after payment of or other proper provision for all of the liabilities of the GP, will be entitled to share rateably in all remaining assets of the GP. The articles and by laws of the GP will contain standard restrictions, which restrict all shareholders from transferring their GP Common Shares without the consent of the directors or shareholders of the GP or as permitted by the Securityholders Agreement. The Securityholders Agreement will provide that the GP Common Shares may not be transferred to any Person unless a corresponding percentage of the LP Units held by the transferor, is also transferred to the same Person.

Functions and Powers of the GP

The GP will have the authority to manage the business and affairs of XS Cargo LP, to make all decisions regarding the business of XS Cargo LP and to bind XS Cargo LP in respect of any such decision. The GP will be required to exercise its powers and discharge its duties honestly, in good faith and in the best interests of XS Cargo LP and to exercise the care, diligence and skill of a reasonably prudent person in comparable circumstances.

The authority and power to be vested in the GP to manage the business and affairs of XS Cargo LP will include all authority necessary or incidental to carry out the objects, purposes and business of XS Cargo LP, including the ability to engage agents to assist the GP to carry out its management obligations and administrative functions in respect of XS Cargo LP and its business.

Restrictions on Authority of the GP

The authority of the GP will be limited in certain respects under the Limited Partnership Agreement. The GP is prohibited, without the prior approval of the other partners given by a Partnership Special Resolution, from dissolving XS Cargo LP or selling, exchanging or otherwise disposing of all or substantially all of the assets of XS Cargo LP (otherwise than in conjunction with an internal reorganization that has been approved by the Fund).

Withdrawal or Removal of the GP

The GP will be permitted to resign as general partner on not less than 180 days' prior written notice to the partners, provided that the GP may not resign if the effect thereof would be to dissolve XS Cargo LP. The GP may be removed as general partner of XS Cargo LP, without its consent, if: (i) the shareholders or directors of the GP pass a resolution in connection with the bankruptcy, dissolution, liquidation or winding up of the GP, or the GP commits certain other acts of bankruptcy or ceases to be a subsisting corporation, provided that certain other conditions are satisfied, including a requirement that a successor general partner agrees to act as general partner under the Limited Partnership Agreement, or (ii) a Partnership Special Resolution has been passed and a successor general partner has agreed to act as general partner under the Limited Partnership Agreement.

FUNDING, ACQUISITION AND RELATED TRANSACTIONS

Prior to the closing of the offering, each of XSCOT, the GP and XS Cargo LP will be formed with minimal capital. XSCOT will be wholly owned by the Fund and will be a limited partner of XS Cargo LP. The GP will initially be wholly owned by XSCOT.

In connection with the closing of the offering, the following transactions will take place:

(a) The Fund will use the gross proceeds of the offering of $ • to capitalize XSCOT by subscribing for XSCOT Notes and XSCOT Units.

(b) XSCOT will use the proceeds from the issuance of the XSCOT Notes and the XSCOT Units to subscribe for • Ordinary LP Units for $ • and for • GP Common Shares to be issued for nominal consideration.

(c) XS Cargo LP will use the proceeds of $ • from the issuance of Ordinary LP Units and will draw down approximately $15 million under the Credit Facility to (i) pay, reimburse or contribute towards transaction costs and pay the expenses of the offering and the Underwriters' fee (such fees and expenses estimated to be $ •), and (ii) to acquire the Purchased Assets from the Vendor on a partially tax deferred basis for the Vendor. As consideration for the acquisition of the Purchased Assets, XS Cargo LP will pay to the Vendor $ • in cash, subject to closing adjustments, and will issue to the Vendor • Exchangeable LP Units, • Subordinated LP Units and • GP Common Shares.

(d) Immediately after the offering, the Fund will hold (through its interest in XSCOT) all of the issued Ordinary LP Units, representing a • % equity interest in XS Cargo LP. The Vendor will hold all of the issued Exchangeable LP Units and Subordinated LP Units, representing a • % equity interest in XS Cargo LP. The Fund (through its interest in XSCOT) and the Vendor will also hold corresponding proportionate interests in the GP, the general partner of XS Cargo LP.

A simplified description of the Fund on the completion of the offering is set out below:



Public Unitholders
100% (Units)
XS Cargo Income Fund (the "Fund")
100% (XSCOT Units and XSCOT Notes)
Vendor(4)
XS Cargo Operating Trust ("XSCOT")
• %(2)
• %(1)
XS Cargo LP and XS Cargo GP Inc. (the "Company")(3)

Notes:

(1) Ordinary LP Units, representing • % of the LP Units and GP Common Shares.

(2) Exchangeable LP Units, Subordinated LP Units and GP Common Shares representing, collectively, • % of the LP Units and GP Common Shares.

(3) The GP will hold all of the outstanding GP Units.

(4) The Vendor is owned by four of the existing members of Company Management including the Company's President and Chief Executive Officer, Michael McKenna (67.5%).

PRINCIPAL UNITHOLDERS

The following table shows the name and information about the securities of the Fund directly or indirectly beneficially owned or controlled by each person or company who, as at the Closing Date, will own of record, or who, to the knowledge of the Fund, will own beneficially, directly or indirectly, or exercise control or direction over more than 10% of any class or series of voting securities of the Fund. The information set forth in the following table is presented on a pro forma basis reflecting the exchange of LP Units owned or controlled by the Vendor for Units of the Fund.

Name	Number of Units of the Fund Owned(1)	Type of Ownership	Percentage Owned
Vendor	•	Direct	• %

Note:

(1) The Vendor will own • Exchangeable LP Units and • Subordinated LP Units that will be exchangeable for Units on a one-for-one basis. See "Retained Interest and Exchange Rights". The Vendor is controlled (67.5%) by the Company's Chief Executive Officer, Michael McKenna.

USE OF PROCEEDS

The gross proceeds of $ • of the offering will be used by the Fund to subscribe for XSCOT Units and XSCOT Notes. XSCOT will use the proceeds from the issuance of the XSCOT Units and XSCOT Notes to the Fund to subscribe for • Ordinary LP Units for $ • and • % of the GP Common Shares for nominal consideration. XS Cargo LP will use the proceeds from the subscription for Ordinary LP Units and GP Common Shares and the draw down of funds under the Credit Facility to pay the expenses of the offering and the Underwriters' fee (such fees and expenses estimated at $ •) and as partial consideration for the acquisition of the Purchased Assets. The remaining consideration for the acquisition of the Purchased Assets will be satisfied by the issuance of the Exchangeable LP Units and Subordinated LP Units. See "Funding, Acquisition and Related Transactions".

CONSOLIDATED CAPITALIZATION OF THE FUND

The following table sets out the capitalization of the Fund as at April 6, 2005, both before and after giving effect to the offering.

Designation	Authorized	At April 6, 2005	Pro Forma as at April 6, 2005 After Giving Effect to the Offering and the Acquisition
Bank Indebtedness[1]	N/A	$nil	$ •
Units[2][3][4]	Unlimited	$10 (1 Unit)	$ • (• Units)
Special Voting Units	Unlimited	—	$nil
Exchangeable LP Units	Unlimited	—	$ •
Subordinated LP Units	Unlimited	—	$ • (• Units)

Notes:

(1) XS Cargo LP expects to draw down approximately $ • under the Credit Facility on closing of the offering. See "Funding, Acquisition and Related Transactions" and "Credit Facility".

(2) The Fund was initially settled on April 6, 2005 with $10.

(3) After completion of the offering, the Vendor will own a total of • Exchangeable LP Units and • Subordinated LP Units. The Exchangeable LP Units are exchangeable indirectly at any time after a period of 180 days following the closing of the offering for Units on a one-for-one basis as described under "Retained Interest and Exchange Rights — Exchange Rights" and the Subordinated LP Units will automatically convert to Exchangeable LP Units on a one-for-one basis as described under "Retained Interest and Exchange Rights".

(4) Net of the offering costs and Underwriters' fee estimated to be $ • .

CREDIT FACILITY

On or before the closing of the offering, XS Cargo LP intends to enter into the Credit Facility pursuant to a commitment letter with a Canadian chartered bank providing for a $7.5 million operating facility and a $15 million non-revolving term loan facility. Security for the Credit Facility will include a first charge on all present and after acquired personal property of the Company, an assignment of inventory and a guarantee by the Fund. Interest on the operating facility will be payable at the lender's Canadian prime rate or U.S. base rate plus 0% to 0.25%, determined based on the Company's ratio of senior debt to EBITDA. Interest on the term loan facility will be payable at the lender's Canadian prime rate plus 0.25% to 0.75% or the banker's acceptance rate plus 1.75% to 2.25%, depending on the Company's senior debt to EBITDA ratio. The Credit Facility will include limits on incurring additional indebtedness or granting encumbrances without the consent of the lender and will be subject to the maintenance of senior debt to EBITDA, current assets to current liabilities and fixed charge coverage ratios and minimum equity. The Credit Facility may in certain circumstances restrict the ability of XS Cargo LP to pay distributions to the holders of LP Units and of the Fund to pay distributions to Unitholders if the payment would result in a default under the Credit Facility. It is expected that approximately

$15 million will be drawn down under the Credit Facility on closing of the offering. See "Funding, Acquisition and Related Transactions".

PLAN OF DISTRIBUTION

Pursuant to an agreement (the "**Underwriting Agreement**") dated • , 2005, among the Fund, the Company, the Vendor and CIBC World Markets Inc., RBC Dominion Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation and Sprott Securities Inc. (the "**Underwriters**"), the Fund has agreed to sell and the Underwriters have agreed to purchase on • , 2005, or on such later date as may be agreed upon, an aggregate of • Units at a purchase price of $10 per Unit, for an aggregate consideration of $ • payable to the Fund by the Underwriters against delivery of the Units. The Underwriters will be paid an aggregate fee of $ • ($0.60 per Unit). See "Use of Proceeds".

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated in certain stated circumstances and upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Units that they have agreed to purchase if any of the Units are purchased under the Underwriting Agreement.

The Fund and the Vendor have agreed with the Underwriters that, other than pursuant to the exercise of the Exchange Rights with respect to the Exchangeable LP Units and, in the case of the Vendor, transfers to other members of the Vendor Group, the Fund, and the Vendor will not, for the period ending 180 days after the closing of the offering, issue, offer, or sell, contract to sell or otherwise dispose of, directly or indirectly, any Units or any securities convertible into or exchangeable or exercisable for Units, or publicly disclose the intention to make any such issue, offer, sale or disposition, without the prior consent of CIBC World Markets Inc., which consent may not be unreasonably withheld.

Pursuant to policy statements of the Ontario Securities Commission and the Autorité des marchés financiers du Québec, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase Units. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the by laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, the Underwriters may, in connection with the offering, over allot or effect transactions which stabilize or maintain the market price of the Units at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Units have not been and will not be registered under the 1933 Act or any state securities laws and may not be offered or sold in the United States or to U.S. persons except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. Accordingly, the Underwriting Agreement provides that the Units will only be offered or sold within the United States to certain qualified institutional buyers pursuant to Rule 144A under the 1933 Act and thereafter may only be re-offered or sold in the United States or to a U.S. person pursuant to the registration requirements of the 1933 Act and applicable state securities laws or an exemption therefrom. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Units outside the United States only in accordance with Regulation S under the 1933 Act. In addition, until 40 days after the Closing Date, an offer or sale of the Units within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made other than in accordance with Rule 144A under the 1933 Act.

There is currently no market through which the Units may be sold and purchasers may not be able to resell securities purchased under the prospectus. Accordingly, the terms of the offering, including the offering price of the Units, were established by negotiation between the Fund, the Vendor and the Underwriters.

Closing of the offering is expected to take place on • , 2005 or on any other date that may be agreed upon by the Fund and Underwriters, but no later than • , 2005. Subscriptions for Units will be received

subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice.

Each of the Fund, XSCOT, the Company, and the Vendor has agreed to indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities, including, without restriction, civil liabilities under Canadian provincial securities legislation, and to contribute to any payments the Underwriters' may be required to make in respect thereof.

RELATIONSHIP BETWEEN THE FUND AND AN UNDERWRITER

CIBC World Markets Inc. is a subsidiary of a Canadian chartered bank (the "**Bank**") that has provided a commitment for the Credit Facility and will be a lender to the Company on closing of the offering. Accordingly, the Fund may be considered a "connected issuer" of CIBC World Markets Inc. under applicable Canadian securities legislation. The net proceeds of the offering will be used to fund a portion of the purchase price of the Acquisition.

The decision to distribute the Units offered hereby and the determination of the terms of the offering were made through negotiations between the Fund, the Vendor and the Underwriters. The Bank was not involved in such decision or determination, but has been advised of the issuance and terms thereof. As a consequence of the offering, CIBC World Markets Inc. will receive its share of the underwriting fee payable to the Underwriters.

DETAILS OF THE OFFERING

The offering consists of • Units. See "XS Cargo Income Fund" for a description of the attributes of the Units.

Book Entry Form and Depository Service

Except as otherwise provided below, the Units will be issued in "book-entry only" form and must be purchased or transferred through CDS Participants in the depository service of CDS, which include securities brokers and dealers, banks and trust companies. At the Closing Date, the Fund will cause a global certificate or certificates representing the Units to be delivered to, and registered in the name of, CDS or its nominee. Except as described below, no Unitholder will be entitled to a certificate or other instrument from the Fund or CDS evidencing that Unitholder's ownership thereof, and no Unitholders will be shown on the records maintained by CDS except through a book entry account of a CDS Participant acting on behalf of such Unitholder. Each Unitholder will receive a customer confirmation of purchase from the registered dealer from which the Unit is purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS will be responsible for establishing and maintaining book entry accounts for its CDS Participants having interests in the Units.

If (i) the Fund determines that CDS is no longer willing or able to discharge properly its responsibilities as depository with respect to the Units and the Fund is unable to locate a qualified successor, or (ii) the Fund at its option elects, or is required by law, to terminate the book entry system, or (iii) Unitholders determine that the continuation of the book entry system is no longer in the best interests of the Unitholders, then Units will be issued in fully registered form to Unitholders or their nominees.

Transfer of Units

Transfers of ownership in the Units will be effected only through records maintained by CDS or its nominee for such Units with respect to interests of CDS Participants, and on the records of CDS Participants with respect to interests of persons other than CDS Participants. Unitholders who are not CDS Participants, but who desire to purchase, sell or otherwise transfer ownership of or other interest in the Units, may do so only through CDS Participants.

The ability of a Unitholder to pledge a Unit or otherwise take action with respect to such Unitholder's interest in a Unit (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

Payments of Distributions

Payments of distributions on each Unit will be made by the Fund to CDS or its nominee, as the case may be, as the registered holder of the Units and the Fund understands that CDS or its nominee will forward such payments, as the case may be, to CDS Participants. As long as CDS or its nominee is the registered owner of the Units, CDS or its nominee, as the case may be, will be considered the sole owner of the Units for the purposes of receiving payments on the Units. The responsibility and liability of the Fund in respect of the Units is limited to making payment of any distribution in respect of the Units to CDS or its nominee.

RISK FACTORS

Investing in the Units involves risks. In addition to the other information contained in this prospectus, prospective investors should carefully consider the risk factors set out below in making an investment decision with respect to the Fund and the Units. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this prospectus. These risks and uncertainties are not the only ones facing the Fund and the Company. Additional risks and uncertainties not currently known to the Fund or the Company, or that the Fund or the Company currently considers immaterial, may also impair the operations of the Fund or the Company. If any such risks actually occur, the business, financial condition, or liquidity and results of operations of the Company, and the ability of the Fund to make distributions on the Units, could be materially adversely affected.

Risks Relating to the Company and its Business

Maintaining Profitability and Managing Growth

There can be no assurance that the Company's business and growth strategy will enable it to sustain profitability and enable the Fund to maintain distributions to Unitholders at current levels in future periods. The Company's future operating results will depend on a number of factors, including:

- the Company's ability to:
  - successfully execute the strategic initiatives outlined under "Business of XS Cargo — Growth Strategy";
  - remain a low-cost retailer;
  - maintain or realize increased sales and profitability;
  - successfully identify and respond to changes in trends and consumer tastes;
  - maintain cost-effective delivery of its merchandise to its distribution center and to its stores;
  - hire, train, motivate, manage and retain qualified retail store management and personnel; and
  - continuously improve its service to achieve new and enhanced customer benefits and better quality;
- level of competition in the retailing industry in the markets in which the Company operates;
- effectiveness of the Company's marketing programs; and
- general economic conditions and consumer confidence.

There can be no assurance that the Company will be able to successfully implement its strategic plan or that such plan will enable the Company to maintain or increase historical sales, profitability or growth rates. Failure to successfully execute any material part of the Company's strategic plan could have a material adverse effect on the Company's business, financial condition, liquidity and results of operations. There can be no assurance that the Company will be able to effectively manage its growth, and any failure to do so could have a material adverse effect on the Company's business, financial condition, liquidity and results of operations.

Expansion Through New Store Openings

As part of the Company's growth strategy, it intends to continue to increase the total number of stores in existing and new markets. To do so successfully, new stores must operate with similar profitability as existing stores. The Company increased its store base by three stores in fiscal 2002, four stores in 2003 and two stores in 2004. The Company has increased its stores by an additional two stores in fiscal 2005 and has signed leases to open an additional five stores by the end of June 2005 for a total of 24 stores. There can be no assurance that the Company will be able to achieve its expansion goals or that it will be able to operate its new stores profitably. Furthermore, there can be no assurance that any new store will achieve similar operating results to those of existing stores or that new stores opened in markets in which the Company operates will not have a material adverse effect on the revenues and profitability of existing stores. In addition, new markets may have different competitive conditions, consumer trends and discretionary spending patterns than existing markets, which may cause the Company's new stores in these markets to be less successful than stores in existing markets. The success of the Company's planned expansion will be dependent upon numerous factors, many of which are beyond the Company's control, including the following:

- the Company's ability to:
  - adequately identify and analyze suitable new markets and individual store sites within existing and those new markets;
  - adapt existing distribution and other operational and management systems to an expanded network of stores;
  - attract customers and generate sales to operate new stores with sufficient profitability;
  - negotiate favourable lease terms with landlords; and
  - obtain governmental and other third-party consents, permits and licenses needed to operate its stores;
- competition for suitable store sites;
- availability of human resources for staffing of new stores and the Company's ability to hire, train, motivate, manage and retain qualified retail store management and personnel; and
- availability of adequate management and financial resources to properly manage an increased number of stores.

Supply

By its nature, closeout merchandise is available directly from manufacturers, distributors and retailers or indirectly through brokers and trade shows. Although there is generally continuity in the channels and sources of supply, specific items are available generally on a non-recurring basis. As a result, the Company does not have long-term contracts with its vendors for access to quantities or pricing of products, but makes individual purchase decisions, which are often for large quantities. Although the Company has many sources of merchandise and currently does not foresee any shortages of closeout merchandise in the future, there can be no assurance that its existing sources of supply will continue to make closeout merchandise available to the Company or that merchandise made available will be in quantities, at prices or on other terms acceptable to the Company or that the Company's buyers will continue to identify and take advantage of appropriate buying opportunities. Significant increase in the price of merchandise sold by the Company, the lack of availability of such merchandise, or the deterioration in the Company's relationships with any of its sources of supply could have a material adverse effect on the Company's business, financial condition, liquidity and results of operations.

Key Personnel

The Company's future performance will depend in large part upon the efforts and abilities of its Company Management, particularly Michael McKenna, the Chief Executive Officer of the GP, and the Company's other key employees, including the Company's buyers. The loss of services of one or more of these persons could adversely affect the Company's business and results of operations and the Company's ability to effectively pursue

its business strategy. There can be no assurance that the Company would be able to find qualified replacements for these persons if their services were no longer available. XS Cargo has not historically maintained key person life insurance for Mr. McKenna or any other employees but expects to obtain key person life insurance for Mr. McKenna and Mr. Rootman on closing of the Acquisition. There can be no assurance, however, that such insurance will be sufficient to fully compensate the Company for any financial losses arising from the death of either of such individuals.

Changes in Trends and Consumer Tastes

The merchandise that the Company sells is subject to trends and geographic consumer tastes, which can change rapidly. The Company's success in this area is largely dependent on its ability to gauge consumer preferences and to deliver merchandise in a timely fashion to satisfy consumer trends. If the Company is unable to anticipate or respond to changes in consumer tastes and trends in a timely manner, it may overstock unpopular products and be forced to take significant markdowns and miss opportunities to sell products that are more popular. Disposal of excess inventory may result in a decrease in sales and earnings and materially adversely affect the Company's business, financial condition, liquidity and results of operations. The Company's inability to acquire suitable merchandise in the future or to accurately anticipate consumer demand for such merchandise could also have a material adverse effect on its business, financial condition, liquidity and results of operations.

Economic Conditions and Consumer Spending

The success of the Company's business depends to a significant extent upon the level of consumer spending. A number of factors affect the level of consumer spending on merchandise that the Company offers, including, among other things:

- general economic, industry and weather conditions in Canada as a whole, and in the regional markets in which the Company operates;
- availability of consumer credit and the level of consumer debt;
- level of employment;
- interest rates;
- tax rates and policies;
- war, terrorism and other hostilities; and
- gross domestic product growth and consumer confidence in future economic conditions.

The merchandise the Company sells generally consists of discretionary items. Reduced consumer confidence and spending may result in reduced demand for the Company's discretionary items and may force it to take significant inventory markdowns. Reduced demand also may require increased selling and promotional expenses. Adverse economic conditions in Canada or in any of the regions in which the Company operates, and any related decrease in consumer demand for discretionary items, could have a material adverse effect on the Company's business, results of operations and financial condition.

Marketing Expenditures

The Company's growth and profitability is dependent in part on the effectiveness of its marketing efforts. The success of the Company's marketing programs will affect the ability of the Company to:

- increase its brand name recognition and awareness of its products;
- determine the appropriate media and content for future marketing activities; and
- effectively manage marketing costs.

There can be no assurance that the Company's planned marketing expenditures will be managed on a cost-effective basis, result in increased sales or generate increased levels of product and brand name awareness.

The Company may need to increase expenditures on advertising and other marketing programs above current level in order to maintain brand awareness and support its sales.

Competition

The retail industry is intensely competitive and fragmented. As a broadline closeout retailer, the Company competes against a diverse group of retailers, including department and discount stores, which sell, among other things, products similar and often identical to those the Company sells. The Company also competes in particular markets with a substantial number of retailers that specialize in one or more types of products that the Company sells. Many of these competitors have substantially greater financial resources than the Company that may allow them to initiate and sustain aggressive price competition or compete on bases other than price, such as product selection or customer service. The highly competitive nature of the retail industry means the Company is constantly subject to the risk of losing market share to its competitors. As a result, the Company may not be able to maintain or to raise the prices of its merchandise in response to inflationary pressures such as increasing costs.

A number of different competitive factors could have a material adverse effect on the Company's business, results of operations and financial condition, including:

- increased operational efficiencies of competitors;
- competitive pricing strategies, including deep discount pricing by a broad range of retailers during periods of poor consumer confidence or economic instability;
- expansion of the types of products sold or of geographic focus by existing competitors;
- development of new marketing channels for discount or closeout goods, such as the internet;
- entry by new competitors into markets in which the Company operates; and
- adoption by existing competitors of innovative store formats or retail sales methods, including e-commerce.

There can be no assurance that the Company will be able to compete successfully with existing or with new competitors, or that prolonged periods of deep discount pricing by the Company's competitors will not materially harm the Company's business.

Reliance on Centralized Distribution Centers

All inventory is shipped directly from suppliers to the Company's existing centralized distribution center located in Edmonton, Alberta where the inventory is then processed, sorted and shipped to the Company's stores across Canada. The Company depends in large part on the orderly operation of this receiving and distribution process, which depends, in turn, on adherence to shipping schedules and effective management of the distribution centers. Although the Company believes that its receiving and distribution process is efficient and well positioned to support its expansion plans, there can be no assurance that the Company has anticipated all of the changing demands that its expanding operations will impose on its receiving and distribution system, or that events beyond its control, such as disruptions in operations due to fire or other catastrophic events, labour disagreements or shipping problems, will not result in delays in the delivery of merchandise to the Company's stores. Any such delays could damage the Company's reputation or otherwise have a material adverse effect on the Company's business, financial condition, liquidity and results of operations. In addition, the Company will open a second distribution location in Mississauga, Ontario in April 2005. A failure to successfully coordinate the operations of its existing distribution facility with this new facility could have a material adverse effect on the Company's business, financial condition, liquidity and results of operations. Distribution problems may have a material adverse effect on the Company's revenue in particular periods.

Although the Company maintains business interruption and property insurance, there can be no assurance that such insurance will be sufficient, or that insurance proceeds will be paid to the Company on a timely basis, in the event the Company's distribution center is shut down for any reason or if the Company incurs higher costs and longer lead times in connection with a disruption its existing distribution center.

Freight Costs

The Company's freight costs are impacted by changes in fuel prices and other shipping costs. Fuel prices and other shipping costs affect freight costs both on inbound freight from vendors to the Company's distribution center and outbound freight from the Company's distribution center to its stores. Increases in fuel prices or other shipping costs may increase freight costs and thereby increase the Company's cost of goods sold, which may in turn have a material adverse effect on the Company's business, financial condition, liquidity and results of operations.

Ability to Maintain Comparable Store Sales

Comparable store sales results have fluctuated in the past, and Company Management believes such fluctuations may continue. The unpredictability of the Company's comparable store sales may cause its revenue and results of operations to vary from quarter to quarter, and an unanticipated decline in revenues or operating income may cause the Trust's Unit price to fluctuate significantly. A failure to grow or maintain the Company's comparable store sales results could have a material adverse effect on its results of operations and could cause the price of the Units to decrease significantly.

A number of factors have historically affected, and will continue to affect, comparable store sales results, including, without limitation:

- competition;
- general regional and national economic conditions;
- weather conditions;
- consumer trends;
- changes in merchandise mix;
- ability to efficiently source and distribute merchandise to the Company's stores;
- timing and type of sales events, promotional activities or other advertising;
- success of marketing programs;
- new merchandise introductions; and
- ability to execute the Company's business strategy effectively.

These factors may cause the Company's comparable store sales results to differ materially from prior periods and from expectations. Past same store sales are no indication of future results, and there can be no assurance that the Company's same store sales will not decrease in the future.

Seasonality and Fluctuations in Quarterly Results

The Company's business is seasonal, with a significant portion of its sales and operating income generated during the Company's first fiscal quarter, which includes the holiday shopping season. The Company's net sales in the quarters ended January 31, 2004, 2003, and 2002 accounted for approximately 31.9%, 31.5% and 28.8%, respectively, of annual net sales for such fiscal years. Operating income for such periods accounted for approximately 36.5%, 38.0% and 36.7%, respectively, of annual operating income for such fiscal years. For more information about seasonality, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Sales". Because a significant percentage of the Company's net sales and operating income are generated in the first fiscal quarter, the Company has limited ability to compensate for shortfalls in first quarter sales or earnings by changes in its operations or strategies in other quarters. In addition, while variable costs can be managed to match seasonal patterns, a significant portion of retail costs, including rent, cannot be adjusted for seasonality. A significant shortfall in results for the first quarter of any fiscal year could have a material adverse effect on the Company's annual results of operations and on the market price of the Units.

As the Fund's fiscal year will be the calendar year, this seasonal increase in sales and operating income will be reflected in the Fund's fourth quarter financial results following the Acquisition.

The Company's quarterly results of operations may also fluctuate based upon such factors as delays in the flow of merchandise, the number and timing of new store openings and related store pre-opening expenses, the amount of net sales contributed by new and existing stores, the mix of products sold, competitive factors, changes in fuel and other shipping costs, general economic conditions, labour market fluctuations, changes in accounting rules and regulations and unseasonable weather conditions.

Importance of Management Information Systems

Company Management relies on management information systems to analyze operating performance on a regular basis. Additionally, the Company depends on its management information systems in all areas of its operations, including supply chain management, inventory control, point of sale systems and after-sales service. If these systems fail or become obsolete, the Company business, financial, condition, liquidity and results of operations may be materially adversely affected.

Increase in the Cost of, or Disruption in the Flow of, Imported Products

Merchandise originally manufactured and imported from outside of Canada accounts for a large proportion of the Company's product purchases. A disruption in the shipping of imported merchandise or an increase in the cost of those products may significantly decrease the Company's sales and profits. In addition, if imported merchandise becomes more expensive or unavailable, the transition to alternative sources may not occur in time to meet the Company's demands. Products from alternative sources may also be of lesser quality and more expensive than those currently imported. Risks associated with the Company's reliance on imported products include:

- disruptions in the shipping and importation of imported products because of factors such as:
  - raw material shortages, work stoppages, strikes and political unrest;
  - problems with oceanic shipping, including shipping container shortages;
  - increased regulation and other factors causing delays in shipments including increased inspections of import shipments;
  - geographic distance; and
  - economic crises, international disputes and wars; and
- increases in the cost of purchasing or shipping foreign merchandise resulting from:
  - taxes, import duties, import quotas and other trade sanctions;
  - foreign exchange exposure; and
  - increases in shipping rates.

Foreign Exchange Fluctuations on Imported Merchandise

The Company purchases merchandise directly from international suppliers in the United States and China and is subject to foreign exchange rate exposure resulting from importing merchandise with payment in non-Canadian dollars. Approximately 80% of inventory purchases is made in United States dollar prices (including all purchases from China). Although the Company takes into consideration the Canadian/United States dollar exchange rate at the time of specific purchases and is therefore be able to factor the applicable exchange rate in to its purchasing decision, the Company is subject to the risk of exchange rate fluctuations between order and sale of goods.

Although historically the Company's purchases from Canadian-based and United States-based suppliers has not had a significant direct foreign exchange exposure, changes in exchange rates could affect the suppliers' production costs, which in turn could have a negative effect on product costs and resulting in decreased margins end volume of product sales.

Exposure to Returns of Merchandise

The Company's policy is to provide a 30 day warranty for product defects. The Company manages it exposure to the related returns by negotiating its own return privileges with its vendors. Any significant change in the Company's ability to negotiate these return privileges could adversely affect the Company's results of operations.

In addition, the Company is also considering implementing a program to sell extended product replacement plans. Although the Company expects that this will represent an opportunity to increase the Company's profitability and cash flow, the Company currently does not operate any such plans. If such plans are implemented, they may result in an increase in product returns that cause increased expenses in excess of the additional revenue generated by such plans. There can be no assurance that the plans will be accretive to cash flow or that any reserves established by the Company for the replacement plans will be adequate to address additional product return expenses.

Costs and Availability of Insurance Coverage

The Company maintains insurance coverage in respect of its potential liabilities and the accidental loss of value of its assets from various risks on such terms as it considers appropriate. The Company uses discretion in determining appropriate insurance coverage. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the Company's lost investment.

The terrorist attacks on the United States in 2001 have resulted in significant increases in the cost of property and liability insurance, have made some insurance coverage available only on unfavourable terms or not at all and have resulted in significant increases in the deductible amount for liability insurance. Over the past four years, the Company's annual cost of insurance has increased by an average of 29.6%. In addition, certain types of losses (generally those of a catastrophic nature, such as earthquakes, floods and terrorist attacks) may be uninsurable or not economically insurable. There can be no assurances that the Company's insurance coverage will continue to be available to it on reasonable terms or that the Company's insurer will not disclaim coverage of any future claim. The Company's business, financial condition, liquidity and results of operations could be materially adversely affected if any of the foregoing events were to occur.

Intellectual Property

The success of the Company will be dependent, in part, on the continuous development of its brand recognition. There can be no assurance that the Company's competitors or other third parties will not develop similar branding. The Company has a variety of means available to it to assert and protect its brand and other proprietary rights, including trademarks, copyrights, trade secrets, confidentiality procedures and contractual provisions. Despite these efforts, unauthorized parties may attempt to obtain and use information that the Company considers proprietary or to subvert the Company's efforts to assert its proprietary rights. The Company has registered the "XS CARGO NOTHING BUT BARGAINS" trademark with the Canadian Intellectual Property Office. The inability of the Company to successfully register or maintain trademarks may limit its ability to effectively market its products and services and could have a material adverse effect on the Company's business, financial condition, liquidity and results of operations. In addition, preventing the unauthorized use of such proprietary rights or information may be difficult, time-consuming and costly. There can be no assurance that the Company will be successful in asserting and protecting its proprietary rights and, such failure may have a material adverse effect on the Company's business, financial condition, liquidity and results of operations.

Labour Relations

The success of the Company's business depends on a large number of employees. Although none of the Company's employees are currently unionized, any organized work stoppage or other similar job action may have a material adverse effect on the Company's business, financial condition, liquidity and results of operations.

Labour Costs and Shortages

Approximately 87% of the Company's employees are hourly workers whose compensation is based primarily on the prevailing provincial minimum wages. Any increase in these minimum wages will increase employee related costs. In addition, changes in the general conditions of the employment market could affect the ability of the Company to hire or retain staff at current wage levels. The occurrence of either of these events could have a material adverse effect on the Company's business, financial condition, liquidity and results of operations.

In addition, there can be no assurance that some or all of the employees of the Company will not unionize in the future. Such an occurrence could increase labour costs and thereby have a material adverse effect on the Company's business, financial condition, liquidity and results of operations.

Absence of Operating History as a Public Company

Although Company Management has substantial experience in the broadline closeout retail industry, it has limited experience operating the Company as a public entity. To operate effectively, the Company will be required to continue to implement changes in certain aspects of its business, improve and expand its management information systems and develop, manage and train management level and other employees to comply with on-going public company requirements. Failure to take such actions, or delay in the implementation thereof, could adversely affect the Company's business, financial condition, liquidity and results of operations.

Dependence on External Funding Sources

The Company has historically relied on its reinvested earnings and loans from related parties to finance expansion and on-going operations. Upon completion of the offering and the Acquisition, the Company, like other public retailers, will rely significantly on external funding sources to finance its operations and growth. Company Management currently believes that the Company's cash flow from operations and funds available under the Credit Facility will satisfy the Company's capital requirements for the next 12 months. The Company's ability to obtain additional financing will be dependent upon its future operating performance, general economic and competitive conditions and financial, business and other factors, many of which are beyond the Company's control.

Environmental Regulation

The Company leases, manages and operates stores and other properties that are subject to certain federal, provincial and local laws and regulations relating to environmental protection, including those governing past or present releases of hazardous materials. Certain of these laws and regulations may impose liability on certain classes of persons for the costs of investigation or remediation of such contamination, regardless of fault or the legality of the original disposal. These persons include the present or former owner or a person in care or control of a contaminated property and companies that generated, disposed of or arranged for the disposal of hazardous substances found at the property. As a result, the Company may incur costs to clean up contamination present on, at or under its leased properties, even if such contamination was present prior to the commencement of the Company's operations at the site and was not caused by its activities, which could materially affect its business, financial condition, liquidity and results of operations.

Uncertainties Arising From World Events

The Company's business and results of operations is subject to uncertainties arising out of world events. These uncertainties may include the potential worsening or extension of a global economic slowdown, changes in consumer spending or travel, the outbreak of illnesses such as SARS and the economic consequences of military action or additional terrorist activities. Any future events arising as a result of terrorist activity or other world events may have a material impact on the Company's business, results of operations and financial condition in the future.

Property Taxes

The facilities operated by the Company are subject to property taxes levied by local governments and there can be no assurance that property taxes will remain at current levels. Significant increases in property taxes in jurisdictions in which the Company owns or leases facilities could increase the amount of property tax payable in respect of such facilities and could have a material adverse effect on the Company's business, financial condition, liquidity and results of operations.

Risks Relating to the Structure of the Fund and the Offering

Dependence on XSCOT and the Company

Cash distributions to Unitholders will be entirely dependent on the ability of XSCOT to pay its interest obligations under the XSCOT Notes, and to make distributions on the XSCOT Units. Payments by XSCOT will depend, in turn, on the ability of the Company to satisfy its debt service obligations under the Credit Facility and XS Cargo LP's ability to pay distributions on the Ordinary LP Units.

Distributions to Unitholders will be entirely dependent on the ability of the Company to pay its operating expenses and to pay distributions. The sole source of cash flow of the Company is the operation of the Company. In the conduct of its business, the Company pays expenses and incurs debt and other obligations to third parties. These expenses, debts and obligations could impact the Company's ability to produce positive operating results.

The Company is entirely dependent upon the operations and assets of its stores to pay distributions to XSCOT, and the Company's ability to do so is subject to the risks encountered by the Company in the operation of its business, including the risks relating to the retail industry referred to above, and the results of operations and financial condition of the Company.

Absence of Prior Public Market for Units

Prior to the offering, there has been no public market for the Units. The offering price has been determined by negotiation between the Fund and the Underwriters and may not reflect the price at which the Units will trade following completion of the offering. In addition, there can be no assurance that an active trading market will develop in the Units on an ongoing basis.

Unpredictability and Volatility of Unit Price

A publicly traded income trust will not necessarily trade at values determined by reference to the underlying value of its business. The prices at which the Units will trade cannot be predicted. The market price of the Units could be subject to significant fluctuations in response to variations in quarterly operating results and other factors. The annual yield on the Units as compared to the annual yield on other financial instruments may also influence the price of Units in the public trading markets. An increase in market interest rates will result in higher yield on other financial instruments, which could adversely affect the market price of the Units.

In addition, the securities markets have experienced significant market wide and sectoral price and volume fluctuations from time to time that often have been unrelated or disproportionate to the operating performance of particular issuers. Such fluctuations may adversely affect the market price of the Units.

Nature of Units

The Units are hybrid securities in that they share certain attributes common to both equity securities and debt instruments. The Units do not represent a direct investment in XSCOT or the Company and should not be viewed as securities of XSCOT or the Company. As holders of Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. In addition, the benefit of certain statutes applicable to corporations, such as the *Companies' Creditors Arrangement Act* (Canada), may not be applicable to the Fund. The Units represent a fractional interest in the Fund. The Fund's only assets will be XSCOT Notes and the XSCOT Units. The price per Unit is a function of anticipated distributable cash of the Fund.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company. In addition, although the Fund qualified on the Closing of the offering as a "mutual fund trust" as defined by the Tax Act, the Fund is not a "mutual fund" as defined by applicable securities legislation.

Cash Distributions

Although the Fund intends to distribute the cash it receives, less expenses and amounts, if any, paid by the Fund in connection with the redemption of Units, there can be no assurance regarding the amounts of income to be generated by XS Cargo LP and XSCOT and paid to the Fund. The actual amounts of distributions paid by the Fund to the Unitholder will depend upon numerous factors, including profitability, debt covenants and obligations, the availability and cost of acquisitions, fluctuations in working capital, the timing and amount of capital expenditures, deductibility for tax purposes of interest payments on the XSCOT Notes applicable law and other factors beyond the control of the Fund, XSCOT and the Company. Cash distributions are not guaranteed and will fluctuate with the Company's performance. The Company and XSCOT have the discretion to establish cash reserves for the proper conduct of their business. Adding to these reserves in any year would reduce the amount of cash available for distribution by the Fund in that year. There can be no assurance as to the levels of cash distributions to be paid by the Fund, if any. The market value of the Units may deteriorate if the Fund is unable to meet its cash distribution targets in the future, and such deterioration may be material.

Cash-on-Cash Yield

Cash-on-cash yield is a useful and widely used supplemental measure that provides investors with information on cash actually distributed relative to trading price. Investors are cautioned that cash-on-cash yield should not be construed as an alternate to net income as determined by GAAP. **Investors are also cautioned that cash-on-cash yield represents a blend of return of investors' initial investment and a return on investors' initial investment and is not comparable to traditional yield on debt instruments where investors are entitled to full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.**

Structural Subordination of the Units

In the event of a bankruptcy, liquidation or reorganization of the Company or any of the Fund's other subsidiaries, holders of certain of their indebtedness and certain trade creditors will generally be entitled to payment of their claims from the assets of the Company and those subsidiaries before any assets are made available for distribution to the Fund. The Units will be effectively subordinated to most of the indebtedness and other liabilities of the Company and the Fund's other subsidiaries, including the approximately $15 million expected to be drawn down under the Credit Facility at the closing of the offering. Neither the Company nor any of the Fund's other subsidiaries will be limited in its ability to incur secured or unsecured indebtedness.

Ability to Recover from Vendor for Breaches of Acquisition Agreement

As described under "Principal Agreements — Acquisition Agreement", the Vendor will provide certain representations, warranties and related indemnities regarding the business of XS Cargo, the disclosure in this prospectus and certain other matters. To support the Vendor's obligations under the Acquisition Agreement, the Vendor will place the Subordinated LP Units that it receives in escrow for two years, the period after which most of the representations and warranties (other than representations relating to the disclosure in this prospectus and certain tax representations) terminate. Following the completion of the transfer of the Purchased Assets to the Company, the Subordinated LP Units and the Exchangeable LP Units will be the Vendor's only material assets and it is not expected that the Vendor will have an active business. In the event that the Company or the Fund suffers any loss as a result of a breach of the representations, warranties or any other term of the Acquisition Agreement by the Vendor, the Company may not be able to recover the amount of its loss from the Vendor. If it is able to recover the escrowed Subordinated LP Units from the Vendor, there can be no assurance that the proceeds from such units will satisfy the Company's loss. If the Company is not able to recover the

Subordinated LP Units (for instance, if the escrow has expired), then the Vendor may not have sufficient property to satisfy the Company's or the Fund's loss.

Leverage and Restrictive Covenants

The Company will have third party debt service obligations under the Credit Facility and any replacement or other credit facilities. See "Credit Facility". The degree to which the Company is leveraged could have important consequences to the holders of the Units, including: (i) a portion of the Company's cash flow from operations will be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for distribution to the Fund; (ii) certain of the Company's borrowings will be at variable rates of interest, which exposes the Company to the risk of increased interest rates. The Company's ability to make scheduled payments of principal and interest on, or to refinance, its indebtedness will depend on its future operating performance and cash flow, which are subject to prevailing economic conditions, prevailing interest rate levels, and financial, competitive, business and other factors, many of which are beyond its control.

The Credit Facility will contain certain customary operating covenants that limit the discretion of Company Management with respect to certain business matters. These covenants will place restrictions on, among other things, the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to pay distributions or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. A failure to comply with the obligations in the agreements in respect of the Credit Facility could result in an event of default which, if not cured or waived, could permit acceleration of the relevant indebtedness. If the indebtedness under the Credit Facility were to be accelerated, there can be no assurance that the Company's assets would be sufficient to repay in full that indebtedness.

Restrictions on Potential Growth

The payout by the Company of substantially all of its operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of those funds could limit the future growth of the Company and its cash flow.

Tax Related Risks

The income of the Company, XSCOT and the Fund must be computed and will be taxed in accordance with Canadian tax laws, all of which may be changed in a manner that could adversely affect the amount of distributable cash. There can be no assurance that Canadian federal income tax laws respecting the treatment of mutual fund trusts will not be changed in a manner that adversely affects the holders of Units. If the Fund ceases to qualify as a "mutual fund trust" under the Tax Act, the income tax considerations described under the heading "Certain Canadian Federal Income Tax Considerations" would be materially and adversely different in certain respects. Further, interest on the XSCOT Notes and other debt accrues at the Fund level for income tax purposes whether or not actually paid. The Declaration of Trust provides that an amount equal to the taxable income of the Fund will be distributed each year to Unitholders in order to eliminate the Fund's taxable income and provides that additional Units may be distributed to Unitholders in lieu of cash distributions. Unitholders will generally be required to include an amount equal to the fair market value of those Units in their taxable income, in circumstances when they do not directly receive a cash distribution.

If the Fund ceases to qualify as a "mutual fund trust" under the Tax Act, the Units will cease to be qualified investments for Exempt Plans. The Fund will endeavour to ensure that the Units continue to be qualified investments for Exempt Plans. The Tax Act imposes penalties for the acquisition or holding of non-qualified investments in such plans and there is no assurance that the conditions prescribed for such qualified investments will be adhered to at any particular time. If the Fund ceases to be a mutual fund trust for the purposes of the Tax Act, the Units will be foreign property for Deferred Income Plans and other persons subject to Part XI of the Tax Act.

Pursuant to the 2005 Federal Budget on February 23, 2005, the Minister of Finance (Canada) announced that the limit in respect of foreign property that may be held by a taxpayer subject to Part XI of the Tax Act will

be eliminated for 2005 and subsequent calendar years. There can be no assurance that such proposal will be enacted.

Finally, if the Fund ceases to qualify as mutual fund trust for purposes of the Tax Act, the Fund may be required to pay tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Fund will affect the amount of cash available for distribution by the Fund and may have adverse consequences for Unitholders. See "Certain Canadian Federal Income Tax Considerations".

On September 16, 2004, the Minister of Finance (Canada) released draft amendments to the Tax Act that, if adopted, may cause the Fund to lose its status as a mutual fund trust in certain circumstances. Currently, a trust will not be considered to be a mutual fund trust if it is established or maintained primarily for the benefit of Non-residents unless all or substantially all of its property is property other than "taxable Canadian property" as defined in the Tax Act. Based on a certificate from the Fund, the Fund will adopt mechanisms to ensure that the Fund is not maintained primarily for the benefit of Non-residents. These draft amendments to the Tax Act provide that a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more Non-residents or Non-Canadian Partnerships (as defined herein) is more than 50% of the aggregate fair market value of all the units issued by the trust where more than 10% (based on fair market value) of the trust's property is taxable Canadian property or certain other types of property. If the draft amendments are enacted as proposed, and if, at any time, more than 50% of the aggregate fair market value of Units of the Fund were held by Non-residents and Non-Canadian Partnerships, the Fund would thereafter cease to be a mutual fund trust. The draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status. On December 6, 2004, the Minister of Finance (Canada) tabled a Notice of Ways and Means Motion to implement certain measures proposed in September 16, 2004 draft amendments. However, such Notice did not include the above-mentioned proposal concerning mutual funds maintained primarily for the benefit of Non-residents. In addition, the Minister of Finance (Canada) announced on December 6, 2004 and in the 2005 Federal Budget that further discussions will be pursued with the private sector in this respect.

Trusts governed by registered pension plans, pension corporations and other "designated taxpayers" (but not trusts governed by Exempt Plans) may be subject to penalty taxes in respect of the holding of Units under the Proposed Amendments to the Tax Act announced in March 2004. However, in May 2004, the Minister of Finance (Canada) announced that the implementation of these proposals is suspended pending further consultation with interested parties, following which further legislative proposals will be announced. This was reiterated by the Minister of Finance (Canada) in September 2004 and in the 2005 Federal Budget. **Such investors should consult their own tax advisors before purchasing Units.**

Dilution and Future Sales of Units

The Declaration of Trust authorizes the Fund to issue an unlimited number of Units and Special Voting Units for the consideration and on those terms and conditions as are established by the Trustees without the approval of any Unitholders. Any further issuance of Units will dilute the interests of existing Unitholders. The Unitholders will have no pre-emptive rights in connection with such future issuances.

Future Sales of Units by the Vendor

Upon the closing of this offering, the Vendor will hold approximately • % of the outstanding Units (assuming the exchange for Units of all of the Exchangeable LP Units and Subordinated LP Units). If the Vendor sells a substantial number of its Units in the public market, the market price of the Units could fall. The perception among the public that such sales may occur could also result in a reduction in the market price of the Units. In addition to sales of Units that the Vendor Group may make from time to time, XS Cargo LP may also issue up to • additional Exchangeable LP Units and Subordinated LP Units to the Company's Chief Financial Officer, as described under "Executive Compensation — Employment Agreements". Accordingly, the Fund's interest in the Company and its entitlement to distributions of cash from XS Cargo LP will be proportionally reduced.

Control of XS Cargo LP

Pursuant to the Securityholders Agreement, for so long as the Vendor owns, directly or indirectly, not less than 20% of the Units (on a diluted basis), the Vendor will have certain limited veto rights with respect to certain matters relating to XS Cargo LP and XSCOT, which will allow the Vendor to restrict certain transactions that may be proposed by the Fund or its subsidiaries. These veto rights are not transferable except to members of the Vendor Group. In particular, the Securityholders Agreement will provide that none of the Fund, XSCOT, the GP or XS Cargo LP may take the following actions without the prior approval of the Vendor Group so long as the Vendor Group holds or controls at least 20% of the Units (on a diluted basis) (other than in connection with an internal reorganization): enter into any merger, amalgamation, consolidation or other business combination or joint venture (other than any such transaction where the holders of the outstanding voting securities of the Fund, XSCOT, the GP or XS Cargo LP, as the case may be, immediately prior to such transaction hold at least a majority of the outstanding voting securities of the surviving corporation or other entity immediately after such transaction and no person or group of persons acting jointly or in concert (other than persons who were the holders of voting securities of the Fund, XSCOT, the GP or XS Cargo LP immediately prior to such transaction) holds 20% or more of the outstanding voting securities of the surviving corporation or other entity); issue voting securities representing 20% or more of the outstanding voting securities to any person or group of persons acting jointly or in concert in one or more related transactions (other than a distribution of securities to the public by way of a prospectus); sell, assign, convey or otherwise dispose of 20% or more of the securities of any subsidiary entity; sell, assign, convey or otherwise dispose of a material portion of the assets of the Fund on a consolidated basis, out of the ordinary course of business; adopt any plan or proposal to liquidate, dissolve or reorganize or seek relief under bankruptcy or insolvency laws; change the size of its board of directors or trustees, if any; or take or permit to be taken any action that would prevent the business of the Company, as it exists on the Closing Date, from continuing on an ongoing basis. See "Principal Agreements — Securityholders Agreement — Securityholder Approval for Certain Items".

In addition, the Vendor will have consent rights respecting amendments to certain material agreements entered into by XS Cargo LP and certain of its affiliates. See "Principal Agreements — Securityholders Agreement".

The Vendor will also initially have the right to appoint up to two members of the five person board of directors of the GP and will initially hold • % of the outstanding GP Common Shares and • % of the outstanding LP Units. The directors of the GP are required to act honestly and in good faith with a view to the best interests of the GP and the GP is required to act honestly and in good faith and in the best interests of XS Cargo LP. However, directors appointed by a particular shareholder are entitled under the ABCA to give special consideration to the interests of the shareholder that appointed them.

The interests of the Vendor may conflict with those of other Unitholders.

Conflicts of Interest

Certain directors of the GP are associated with other companies or entities, which may give rise to conflicts of interest. In accordance with the ABCA, directors who have a material interest in any person who is a party to a material contract or proposed material contract with the GP are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the GP.

Unitholder Limited Liability

The Declaration of Trust provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Fund or its obligations or affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Fund's assets. Pursuant to the Declaration of Trust, the Fund will indemnify and hold harmless each Unitholder from any cost, damages, liabilities, expenses, charges or losses suffered by a Unitholder from or arising as a result of such Unitholder not having such limited liability. The Declaration of Trust provides that all contracts signed by or on behalf of the Fund must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Unitholders will also have the benefit of the

Income Trusts Liability Act (Alberta) (the "**ITLA**"), which came into force on July 1, 2004. The ITLA protects unitholders of Alberta income trusts such as the Fund by providing a statutory limitation on unitholders' liability. Specifically, the ITLA provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee of a trust. Although Company Management considers the risk that Unitholders will have any personal liability for obligations of the Fund to be remote in the circumstances, questions of unitholder liability have not been considered extensively in Canadian courts, and there is a risk that a court could find Unitholders to be liable for the Fund's obligations notwithstanding the ITLA and the provisions of the Declaration of Trust described above.

Under limited partnership legislation, a limited partner taking part in the management of a limited partnership is potentially responsible for partnership liabilities as a general partner. The investment of the Fund in XS Cargo LP is held through XSCOT and accordingly, the possibility of any such liability attaching to Unitholders is remote.

Distribution of Securities on Redemption or Termination of the Fund

Upon a redemption of Units or termination of the Fund, the Trustees may distribute XSCOT Notes directly to Unitholders, subject to obtaining all required regulatory approvals. There is currently no market for the XSCOT Notes. In addition, the XSCOT Notes are not freely tradable and are not currently listed on any stock exchange. See "XS Cargo Income Fund — Redemption Right". XSCOT Notes so distributed may not be qualified investments for trusts governed by Exempt Plans, depending upon the circumstances at the time.

Restrictions on Certain Unitholders and Liquidity of Units

The Declaration of Trust imposes various restrictions on Unitholders. Non-resident Unitholders are prohibited from beneficially owning more than 49% of the Units (on a non-diluted and a fully diluted basis). These restrictions may limit (or inhibit the exercise of) the rights of certain persons, including non-residents of Canada and U.S. persons, to acquire Units, to exercise their rights as Unitholders and to initiate and complete take-over bids in respect of the Units. As a result, these restrictions may limit the demand for Units from certain Unitholders and thereby adversely affect the liquidity and market value of the Units held by the public.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Fund, and Blake, Cassels & Graydon LLP, counsel to the Underwriters (collectively, "**Counsel**"), the following is a fair and adequate summary of the principal Canadian federal income tax considerations under the Tax Act of acquiring, holding and disposing of Units acquired pursuant to this offering generally applicable to a purchaser who will hold the Units as capital property for purposes of the Tax Act and who, at all material times, deals at arm's length with, and is not affiliated with the Fund for purposes of the Tax Act. Generally, the Units will be considered to be capital property to a holder thereof unless they are held in the course of carrying on a business or in connection with an adventure in the nature of trade. Certain holders resident in Canada whose Units might not otherwise qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Units and any other "Canadian security" as defined in the Tax Act treated as capital property. Unitholders considering making such an election should consult their own tax advisors. This summary is not applicable to a Unitholder that is a "specified financial institution" under the Tax Act or a "financial institution" as defined in the Tax Act for purposes of the market-to-market rules, nor is it applicable to a holder an interest in which would be a "tax shelter investment" under the Tax Act.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**"), Counsel's understanding of the current published administrative practices of the CRA and certificates of one or more members of Company Management as to certain factual matters provided to Counsel.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the acquisition, holding or disposition of Units and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, administrative or judicial decision or action. This

summary does not take into account any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be relied on as legal or tax advice or representations to any particular Unitholders. Consequently, Unitholders are urged to seek independent tax advice in respect of the consequences to them of an investment in Units having regard to their particular circumstances.

Status of the Fund

At closing, it is assumed, and has been represented to Counsel that the Fund will qualify as a "unit trust" and as a "mutual fund trust" as defined in the Tax Act on completion of the offering, and will thereafter continuously qualify as a mutual fund trust. In order for the Fund to qualify as a mutual fund at a particular time, in addition to being a unit trust resident in Canada, it must meet certain prescribed conditions ("minimum distribution requirement") relating to the number of Unitholders, the dispersal of ownership of Units and public distribution of Units at such time; its only undertaking must be the investing of its funds in property (other than real property); and it must not be established or maintained primarily for the benefit of Non-residents. The sole undertaking of the Fund as described in this prospectus is the investing of its funds in property (other than real property) and this summary assumes that this will continue to be the case at all relevant times. This summary assumes that the Fund will satisfy the minimum distribution requirement on the completion of the offering, so that it may elect to be deemed to be a mutual fund trust from the date it was established until such time, and it so elects, and that it will continuously satisfy the minimum distribution requirement thereafter. This summary also assumes that the Fund is not established nor will it be maintained primarily for the benefit of Non-residents, based on the restriction of ownership of Units by Non-residents, which is contained in the Declaration of Trust. If the Fund were not to qualify as a mutual fund trust, the income tax considerations described below would, in some respects, be materially different.

On September 16, 2004, the Minister of Finance (Canada) released draft amendments to the Tax Act providing that a trust will cease to qualify as a mutual fund trust at the time trust units having more than 50% of the fair market value of all issued trust units are held by one or more Non-residents or partnerships that are not Canadian partnerships, as defined in the Tax Act ("**Non-Canadian Partnerships**"). If Non-residents and/or Non-Canadian Partnerships acquire a substantial number of Units, the ability of the Fund to maintain its status as a mutual fund trust may be dependent on its ability to determine the proportion of the Units held by Non-residents and Non-Canadian Partnerships on an accurate and timely basis and to take effective steps to prevent a majority of Units from being held by Non-residents and Non-Canadian Partnerships. The Fund would not lose its status as a mutual fund trust, even if a majority of the Units were held by Non-residents and Non-Canadian Partnerships, provided that substantially all the assets of the Fund were not "taxable Canadian property" or certain other types of property at that time and thereafter. On December 6, 2004, the Minister of Finance (Canada) tabled a Notice of Ways and Means Motion to implement certain measures proposed in September 16, 2004 draft amendments. However, such Notice did not include the above-mentioned proposal concerning mutual fund trusts maintained primarily for the benefit of Non-residents. In addition, the Minister of Finance (Canada) announced on December 6, 2004 and in the 2005 Federal Budget that further discussions will be pursued with the private sector in this respect.

Should the Fund cease to qualify as a mutual fund trust, the income tax considerations, respecting the Fund would be materially different from those described in this summary, and in particular the following adverse income tax consequences may result:

- The Units would cease to be qualified investments for Exempt Plans with the result that an Exempt Plan may become subject to a penalty tax, the beneficiary of such Exempt Plan may be deemed to have received income therefrom or, in the case of an RESP, the RESP may have its tax exempt status revoked.
- If the repeal of the foreign property rule, as proposed in the February 23, 2005 Budget is not enacted, then Units will become foreign property and Deferred Plans, may become subject to a penalty tax to the extent they have holdings of foreign property in excess of limits prescribed by the Tax Act.
- The Fund will be required to pay a tax under Part XII.2 of the Tax Act.

- The Fund will cease to be eligible for the capital gains refund mechanism available to mutual fund trusts.
- Upon the loss of mutual fund trust status, the Units held by Non-resident would become taxable Canadian property and become subject to Canadian income tax on their disposition.

Taxation of the Fund

The Fund is subject to tax in each taxation year on its income for the year, computed as though it were a separate individual resident in Canada. The taxation year of the Fund will end on December 31 of each year.

The Fund will be required to include in its income for each taxation year: (i) all interest on XSCOT Notes that accrues to, becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year; (ii) all dividends received on the shares of the GP unless appropriate designations are made by the Fund that will deem such dividends to have been received by Unitholders and not to have been received by the Fund; and (iii) all net income from XSCOT which is paid or payable to the Fund in the year.

In computing its income, the Fund will generally be entitled to deduct reasonable administrative expenses incurred to earn income. The Fund will be entitled to deduct the costs incurred by it in connection with the issuance of Units on a five-year, straight-line basis, subject to proration for short taxation years (including the Fund's initial taxation year). The Fund may also deduct amounts which are paid or become payable by it to Unitholders in the year, to the extent that the Fund has net income for the year after the inclusions and deductions outlined above. An amount will be considered to have become payable to a Unitholder in a taxation year only if it is paid in the year by the Fund or the Unitholder is entitled in that year to enforce payment of the amount. Under the Declaration of Trust, net income of the Fund for each year will be paid or made payable by way of cash distributions to the Unitholders. The Declaration of Trust also contemplates other situations (including the use of cash received on the XSCOT Notes or as XSCOT distributions to fund redemptions) in which the Fund may not have sufficient cash to distribute all of its net income by way of such cash distributions. In such circumstances, such net income will be payable to Unitholders in the form of additional Units ("**Reinvested Units**").

The Fund will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net taxable capital gains by an amount determined under the Tax Act based on the redemption or retraction of Units during the year (the "**Capital Gains Refund**"). In certain circumstances, the Capital Gains Refund for a particular taxation year may not completely offset the Fund's tax liability on net realized capital gains for such taxation year. Thus, the Declaration of Trust provides that any capital gains realized by the Fund as a result of such redemptions may be allocated to the Unitholders redeeming their Units. The taxable portion of such capital gain must be included in the income of the redeeming Unitholder.

For purposes of the Tax Act, the Fund generally intends to deduct, in computing its income and taxable income, the full amount available for deduction in each year. As a result of such deductions and the Fund's entitlement to a Capital Gains Refund, it is expected that the Fund will not be liable for any material amount of tax under the Tax Act. However, no assurance can be given in this regard.

Taxation of XSCOT

The taxation year of XSCOT is the calendar year. In each taxation year, XSCOT will be subject to tax under Part I of the Tax Act on its income for the year, including its allocated share of the income of XS Cargo LP, except to the extent such income is paid or payable or deemed to be paid or made payable in such year to its unitholders, including the Fund, and is deducted by XSCOT in computing its income for tax purposes.

In computing its income for tax purposes, XSCOT will generally be entitled to deduct its expenses (including interest that accrues, is payable or is paid on the XSCOT Notes) incurred to earn such income, provided such expenses are reasonable and otherwise deductible, subject to the relevant provisions of the Tax Act. Under the XSCOT Declaration of Trust, all of the income of XSCOT for each year, together with the taxable and non-taxable portion of any capital gains realized by XSCOT in the year, will generally be paid or made payable in the year to holders of XSCOT Units. For purposes of the Tax Act, XSCOT generally intends to deduct in computing its income the full amount available for deduction in each year to the extent of its taxable

income for the year otherwise determined. Counsel has been advised by the Fund that the Fund does not expect XSCOT to be liable for any material amount of tax under Part I of the Tax Act. However, no assurance can be given in this regard.

Taxation of XS Cargo LP

XS Cargo LP is not subject to tax under the Tax Act. Each partner of XS Cargo LP, including XSCOT, is required to include in computing the partner's income for a particular taxation year the partner's share of the income or loss of XS Cargo LP for its fiscal year ending in, or coincidentally with, the partner's taxation year end, whether or not any of that income is distributed to the partner in the taxation year. XS Cargo LP's fiscal period will be the calendar year. For this purpose, the income or loss of XS Cargo LP will be computed for each fiscal year as if XS Cargo LP were a separate person resident in Canada. In computing the income or loss of XS Cargo LP, deductions may be claimed in respect of capital cost allowance, reasonable administrative costs, interest and other expenses incurred by XS Cargo LP for the purpose of earning income, subject to the relevant provisions of the Tax Act. The income or loss of XS Cargo LP for a fiscal year will be allocated to the partners of XS Cargo LP, including XSCOT, on the basis of their respective share of that income or loss as provided in the partnership agreement for XS Cargo LP, subject to the detailed rules in the Tax Act in that regard.

If XS Cargo LP does incur losses for tax purposes, XSCOT will be entitled to deduct in the computation of its income for tax purposes its share of any such losses for any fiscal year to the extent that XSCOT's investment is "at risk" within the meaning of the Tax Act. In general, the amount "at risk" for an investor in a limited partnership for any taxation year will be the adjusted cost base of the investor's partnership interest at the end of the year (such adjusted cost base to be computed excluding any unpaid portion of the purchase price payable by the investor for such partnership interest), plus any undistributed income allocated to the limited partner for the year, less any amount owing by the limited partner (or a person with whom the limited partner does not deal at arm's length) to XS Cargo LP (or a person with whom it does not deal at arm's length) and less the amount of any benefit that a limited partner (or a person with whom the limited partner does not deal at arm's length) is entitled to receive or obtain for the purpose of reducing, in whole or in part, any loss of the limited partner from the investment.

Residents of Canada

This portion of the summary is applicable to a Unitholder who, for purposes of the Tax Act and at all relevant times, is, or is deemed to be, resident in Canada.

Taxation of Unitholders

Income from Units

The income of a Unitholder from the Units will be considered to be income from property for the purposes of the Tax Act. Any deduction or loss of the Fund for the purposes of the Tax Act cannot be allocated to and treated as a deduction or loss of a Unitholder. However, a loss of the Fund can be deducted by the Fund to the extent and under the circumstances described under the Tax Act.

A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Fund for a taxation year, including taxable dividends and net taxable capital gains, that is paid or becomes payable to the Unitholder in that particular taxation year, whether such amount is payable in cash or in Reinvested Units. Reinvested Units issued to a Unitholder as a non-cash distribution of income will have an acquisition cost equal to the amount of such income, and this acquisition cost must be averaged with the adjusted cost base of all other Units held by the Unitholder as capital property in order to determine the respective adjusted cost base of each Unit.

Provided that appropriate designations are made by the Fund, such portion of its net taxable capital gains and taxable dividends from the GP as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and will be treated as such in the hands of the Unitholder for purposes of the Tax Act.

Such dividends will be subject, *inter alia*, to the gross-up and dividend tax credit provisions in respect of individuals, the refundable tax under Part IV of the Tax Act applicable to "private corporations" and "subject corporations" (as defined under the Tax Act), and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations.

The non-taxable portion of net capital gains of the Fund that is paid or becomes payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Fund that is paid or becomes payable by the Fund to a Unitholder in a year will generally not be included in the Unitholder's income for the year. However, a Unitholder is required to reduce the adjusted cost base of the Units held by such Unitholder by each amount payable to the Unitholder otherwise than as proceeds of disposition of Units (except to the extent that the amount either was included in the income of the Unitholder or was the Unitholder's share of the non-taxable portion of the net capital gains of the Fund, the taxable portion of which was designated by the Fund in respect of the Unitholder). To the extent that the adjusted cost base of a Unit is less than zero, the negative amount will be deemed to be a capital gain of a Unitholder from the disposition of the Unit in the year in which the negative amount arises and will be added to the holder's adjusted cost base of the Unit.

A Unitholder that throughout the relevant taxation year is a "Canadian controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including income that was received or became receivable from the Fund in the relevant taxation year.

Disposition of Units

Upon the disposition or deemed disposition by a Unitholder of a Unit, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of the Unitholder's adjusted cost base of the Unit and any reasonable costs of disposition.

A redemption of Units in consideration for cash, XSCOT Notes or other securities distributed to the Unitholder in satisfaction of the redemption price, as the case may be, will be a disposition of such Units for proceeds of disposition equal to the aggregate of any cash and the fair market value of the XSCOT Notes or other securities so distributed, as the case may be. Redeeming Unitholders will consequently realize a capital gain (or capital loss), depending upon whether the proceeds of disposition received exceed (or are less than) the adjusted cost base of the Units so redeemed and any reasonable costs of disposition. Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Unit, the Unitholder's capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Fund to the Unitholder except to the extent that a loss on a previous disposition of a Unit has been reduced by such dividends. Similar rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Units.

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Unitholder in a taxation year must be included in the income of the Unitholder for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Unitholder in a taxation year is deducted from taxable capital gains realized by the Unitholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Unitholder that throughout the relevant taxation year is a "Canadian controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including taxable capital gains. Capital gains realized by an individual may give rise to a liability for alternative minimum tax.

The cost of any XSCOT Note distributed to a Unitholder by the Fund upon a redemption of Units will be equal to the fair market value of the XSCOT Note, at the time of the distribution less any accrued interest thereon. Such a Unitholder will be required to include in income interest on the XSCOT Note (including interest that had accrued to the date of the acquisition of the XSCOT Note by a Unitholder) in accordance with

the provisions of the Tax Act. To the extent that a Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the XSCOT Note, an offsetting deduction will be available.

Tax-Exempt Unitholders

Provided that the Fund qualifies as a "mutual fund trust" for purposes of the Tax Act at a particular time, the Units will be qualified investments for trusts governed by Exempt Plans at such time. If the Fund ceases to qualify as a mutual fund trust, the Units no longer will be qualified investments under the Tax Act for such Exempt Plans. Where, at the end of a month, an Exempt Plan holds Units or other properties that are not qualified investments, the Exempt Plan, in respect of that month, may be required to pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Units or other properties at the time such Units or other properties were acquired by the Exempt Plan. In addition, where a trust governed by a registered retirement savings plan ("**RRSP**") or registered retirement income fund ("**RRIF**") holds or acquires, respectively, Units or other properties that are not qualified investments, the trust will become taxable on income attributable to the Units or other properties while they are not qualified investments. Where a trust governed by an RESP acquires or holds Units or other properties that are not qualified investments, the Exempt Plan becomes revocable and its registration may be revoked by the CRA. Where a trust is governed by a deferred profit sharing plan ("**DPSP**") and acquires property that is not a qualified investment, the trust will be required to pay a tax equal to the fair market value of the property at the time of its acquisition. Where a trust governed by an RRSP or RRIF acquires property that is not a qualified investment, the annuitant under the RRSP or RRIF will be required to include the fair market value of such property in income for tax purposes.

If such an Exempt Plan requests the redemption of Units, property received in payment may not be qualified investments, with the result that the Exempt Plan may be taxable in the manner described above. Exempt Plans that own Units should consult their own tax advisors before deciding to exercise their right to redeem Units.

Provided that the Fund is a "mutual fund trust" and restricts its holdings of foreign property within the limits provided under the Tax Act, the Units will not constitute foreign property for the foregoing Exempt Plans, registered pension plans or other Persons subject to tax under Part XI of the Tax Act. RESPs are not subject to Part XI of the Tax Act.

Pursuant to the 2005 Federal Budget on February 23, 2005, the Minister of Finance (Canada) announced that the limit in respect of foreign property that may be held by a taxpayer subject to Part XI of the Tax Act will be eliminated for 2005 and subsequent calendar years. There can be no assurance that such proposal will be enacted.

Trusts governed by registered pension plans, pension corporations and other "designated taxpayers" (but not trusts governed by Exempt Plans) may be subject to penalty taxes in respect of the holding of Units under the Proposed Amendments to the Tax Act announced in March 2004. However, in May 2004, the Minister of Finance (Canada) announced that the implementation of these proposals is suspended pending further consultation with interested parties, following which further legislative proposals will be announced. This was reiterated by the Minister of Finance (Canada) in September 2004 and in the 2005 Federal Budget. Such investors should consult their own tax advisors before purchasing Units.

Non-Residents of Canada

This portion of the summary is applicable to a Unitholder who, for the purposes of the Tax Act and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada, and will not use or hold or be deemed to use or hold the Units in, or in the course of, carrying on business in Canada, and is not an insurer who carries on an insurance business in Canada and elsewhere (a "**Non-Resident Holder**").

Distributions made by the Fund to a Non-Resident Holder will generally be subject to Canadian withholding tax at the time such distribution is paid or credited at the rate of 25%, subject to reduction of such rate under an applicable income tax convention. For example, a Non-Resident Holder who qualifies as a resident of the United States under the Canada-United States Convention (the "**Convention**") will be subject to 15% Canadian non-resident withholding tax rate on such distributions. It should be noted that it is the position

of the CRA that United States limited liability companies generally do not qualify as residents of the United States under the Convention.

A Non-Resident Holder will be subject to taxation in Canada in respect of a disposition of Units only to the extent they constitute "taxable Canadian property" and the Non-Resident Holder is not afforded relief under an applicable tax treaty.

Units will normally not be taxable Canadian property at a particular time provided that: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons did not own 25% or more of the issued Units at any time during the 60-month period preceding the particular time; (ii) the Fund is a mutual fund trust at the time of the disposition; and (iii) the Units are not otherwise deemed to be taxable Canadian property.

In the event that a Non-Resident Holder's Units constitute taxable Canadian property, the disposition thereof will generally give rise to a capital gain (or capital loss) computed in the same manner as described above under the heading "Residents of Canada". In certain cases where a Non-Resident Holder realizes a capital gain from the disposition of Units that constitute taxable Canadian property to such Non-Resident Holder, it is possible that any such capital gain may be exempt from tax for the purposes of the Tax Act by virtue of the provisions of an income tax convention between Canada and the country of residence of the Non-Resident Holder. Conversely, the amount of any capital loss resulting from the disposition of Units may not be deductible against capital gains of the Non-Resident Holder for the purposes of the Tax Act by virtue of the provisions of such income tax convention. Non-Resident Holders are advised to consult with their tax advisors in this regard.

A Non-Resident Holder is required to file a Canadian income tax return if such Non-Resident Holder disposes of taxable Canadian property.

Interest paid or credited on notes to a Non-Resident Holder who receives XSCOT Notes on a redemption of Units will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. A Non-Resident Holder in the United States who is entitled to claim the benefit of the Convention generally will be entitled to have the rate of withholding reduced to 10% of the amount of such interest.

Prospective investors who are resident or are otherwise subject to tax in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the investment in Units, including any associated filing requirements, in such jurisdictions.

ELIGIBILITY FOR INVESTMENT

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Fund, and Blake, Cassels & Graydon LLP, counsel to the Underwriters the Units will, subject to the Fund satisfying the conditions for qualification as a mutual fund trust for purposes of the Tax Act on a continuous basis, be qualified investments for Exempt Plans and will not be foreign property for purposes of the tax imposed under Part XI of the Tax Act, provided that (i) the Fund continues to qualify as a mutual fund trust under the Tax Act, and (ii) the cost amount of foreign property to the Fund, which includes the cost amount of the XSCOT Units, does not exceed 30% of the cost amount of all of the Fund's property. The Fund will invest 10% of the net proceeds from the offering in XSCOT Units and 90% of such net proceeds in XSCOT Notes. Counsel are of the opinion that the Units will not, as of the time of their issue constitute foreign property for Deferred Income Plans. RESPs are not subject to the foreign property rules.

The foregoing opinion assumes that, prior to the closing of the offering, there will be no change in the applicable legislation currently in effect.

Pursuant to the 2005 Federal Budget on February 23, 2005, the Minister of Finance (Canada) announced that the limit in respect of foreign property that may be held by a taxpayer subject to Part XI of the Tax Act will be eliminated for 2005 and subsequent calendar years. There can be no assurance that such proposal will be enacted.

MATERIAL CONTRACTS

The following are the only material contracts, other than contracts entered into in the ordinary course of business, entered into by the Fund or its subsidiaries during the past two years:

(a) the Declaration of Trust;

(b) the Acquisition Agreement;

(c) the Non-Competition Agreements;

(d) the Securityholders Agreement;

(e) the Exchange Agreement;

(f) the Limited Partnership Agreement;

(g) the XSCOT Declaration of Trust;

(h) the Note Indenture;

(i) the Administration Agreement;

(j) the Credit Agreement; and

(k) the Underwriting Agreement.

Copies of these agreements, when executed, may be inspected at the offices of Burnet, Duckworth & Palmer LLP at First Canadian Place, 1400, 350 - 7th Avenue S.W., Calgary, Alberta T2P 3N9 during normal business hours during the period of distribution of the Units and for 30 days thereafter, or at any time after closing of the offering on the SEDAR website at www.sedar.com.

PROMOTERS

The Vendor has taken the initiative in founding and organizing the Fund and may therefore be considered to be a promoter of the Fund for the purposes of applicable securities legislation. See "Business of the Company" and "Funding, Acquisition and Related Transactions".

INTEREST OF MANAGEMENT AND OTHERS IN TRANSACTIONS

Except as otherwise disclosed in this prospectus, none of the Trustees, directors of the GP and senior officers of the GP and no associate or affiliate of any of them has a material interest in any transaction involving the Fund or in any proposed transaction which has materially affected or will materially affect the Fund, except for the following:

1. Mr. McKenna is the controlling shareholder of the Vendor, which is selling the Purchased Assets to XS Cargo LP pursuant to the Acquisition. See "Funding, Acquisition and Related Transactions"; and

2. The Vendor will be party to a number of agreements with the Company and its affiliates on completion of the offering and the Acquisition. See "Principal Agreements" and "Retained Interest and Exchange Rights". In addition, Mr. McKenna and the other shareholders of the Vendor will enter into the Non-Competition Agreements with the Company. See "Principal Agreements".

PRIOR ISSUANCES

On April 6, 2005, the Fund issued one Unit for a total subscription price of $10. This Unit will be repurchased by the Fund concurrently with the completion of the offering for its issue price and cancelled.

LEGAL MATTERS

Certain legal matters in connection with the securities offered hereby will be passed upon for the Fund by Burnet, Duckworth & Palmer LLP and for the Underwriters by Blake, Cassels & Graydon LLP. As at • , 2005, partners and associates of each of Burnet, Duckworth & Palmer LLP and Blake Cassels & Graydon LLP own beneficially, directly or indirectly, none of the outstanding Units.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditor of the Fund is PricewaterhouseCoopers LLP, Edmonton, Alberta.

The registrar and transfer agent for the Units is • at its principal office in Calgary, Alberta and Toronto, Ontario.

PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces and territories, securities legislation further provides the purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus or any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of his or her province or territory. A purchaser should refer to any applicable provisions of the securities legislation of his or her province or territory for particulars of these rights or consult with a legal advisor.

INDEX TO FINANCIAL STATEMENTS

	Page
Auditors' Consents	F-2
Financial Statement of XS Cargo Income Fund	
Auditors' Report	F-4
Balance Sheet as at April 6, 2005	F-5
Notes to Balance Sheet	F-6
Pro Forma Consolidated Financial Statements of XS Cargo Income Fund	
Compilation Report on Pro Forma Consolidated Financial Statements	F-8
Unaudited Pro Forma Consolidated Balance Sheet as at January 31, 2005	F-9
Unaudited Pro Forma Consolidated Statements of Operations for the three month period ended January 31, 2005 and the 12 month period ended October 31, 2004	F-10
Notes to Unaudited Pro Forma Consolidated Financial Statements	F-12
Financial Statements of the Vendor	
Balance Sheet as at January 31, 2005	F-16
Statements of Operations and Retained Earnings for the Three Months ended January 31, 2005 and 2004	F-17
Statements of Cash Flows for the Three Months ended January 31, 2005 and 2004	F-18
Notes to Interim Financial Statements	F-19
Auditors' Report	F-28
Balance Sheets as at October 31, 2004 and 2003	F-29
Statements of Operations and Retained Earnings for the years ended October 31, 2004, 2003 and 2002	F-30
Statements of Cash Flows for the years ended October 31, 2004, 2003 and 2002	F-31
Notes to Financial Statements	F-32

AUDITORS' CONSENT

We have read the prospectus of XS Cargo Income Fund (the "Fund") dated • , 2005 relating to the issue and sale of trust units of the Fund. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report to the Trustees of the Fund on the balance sheet of the Fund as at April 6, 2005. Our report is dated April 7, 2005 (except as to note 3, which is as of • , 2005).

Edmonton, Alberta
• , 2005

(Signed) •
Chartered Accountants

AUDITORS' CONSENT

We have read the prospectus of XS Cargo Income Fund (the "Fund") dated • , 2005 relating to the issue and sale of trust units of the Fund. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above mentioned prospectus of our report to the directors of Famous Brands (Edmonton) Inc. on the balance sheets of the company as at October 31, 2004 and 2003 and the statements of operations and retained earnings and cash flows for each of the years in the three year period ended October 31, 2004. Our report is dated November 30, 2004 (except as to note 12 which is as of • , 2005).

Edmonton, Alberta
April 7, 2005

(Signed) •
Chartered Accountants

AUDITORS' REPORT

To the Trustees of XS Cargo Income Fund

We have audited the balance sheet of XS Cargo Income Fund as at April 6, 2005. This financial statement is the responsibility of the Fund's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, this financial statement presents fairly, in all material respects, the financial position of the Fund as at April 6, 2005 in accordance with Canadian generally accepted accounting principles.

Edmonton, Alberta
April 7, 2005
(except as to note 3, which is as of • , 2005)

(Signed) •
Chartered Accountants

XS CARGO INCOME FUND
BALANCE SHEET
As at April 6, 2005

ASSETS	
Cash	$10
UNITHOLDER'S EQUITY	
Unitholder's equity (note 2)	$10

Subsequent events (note 3)

On behalf of the Fund, by its attorney, XS Cargo GP Inc.:

(Signed) MICHAEL MCKENNA
Director

(Signed) JEFF ROOTMAN
Director

XS CARGO INCOME FUND
NOTES TO BALANCE SHEET
April 6, 2005

1. THE FUND

XS Cargo Income Fund (the "Fund") is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust dated April 6, 2005. The Fund has been created to invest in the broadline closeout retail business, through an indirect acquisition of the controlling interest of XS Cargo Limited Partnership ("XS Cargo LP") and its general partner, XS Cargo GP Inc. ("GP") (collectively the "Company"), and such other investments as the Trustees may determine. Income tax obligations related to the distributions of the Fund are obligations of the Unitholder.

2. UNITHOLDER'S EQUITY AND NON-CONTROLLING INTEREST

An unlimited number of Units and Special Voting Units may be created and issued pursuant to the Declaration of Trust. Each Unit, not including Special Voting Units, is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of termination or winding up of the Fund. Units and Special Voting Units entitle the holders thereof to one vote for each whole Unit or Special Voting Unit held at all meetings of Voting Unitholders.

The Company will issue Subordinated LP Units and Exchangeable LP Units in connection with the proposed transactions described in note 3. Exchangeable LP Units will be entitled to distributions equivalent to those for Units of the Fund. The distributions on the Subordinated LP Units will be subordinated in favour of the Units of the Fund and Exchangeable LP Units until certain performance and distribution targets are met. The Subordinated LP Units and Exchangeable LP Units will be classified as a non-controlling interest of the Fund. The Subordinated LP Units and Exchangeable LP Units will be exchangeable for Units of the Fund and do not have any preferential rights to distributions.

The holders of Subordinated LP Units and Exchangeable LP Units will be issued Special Voting Units of the Fund which entitle the holders thereof to vote in all votes of Voting Unitholders as if they were the holders of the number of Units that they would receive if all their Subordinated LP Units and Exchangeable LP Units were exchanged for Units.

3. SUBSEQUENT EVENTS

The Fund filed a prospectus dated • , 2005 relating to the initial public offering of Units of the Fund (the "Offering").

Concurrent with the closing of the Offering, the Fund will use the gross proceeds of the Offering of $ • to capitalize the XS Cargo Operating Trust (the "Trust") by subscribing for • Trust Notes in the aggregate principal amount of $ • and • Trust Units for $ • .

The Trust will use the proceeds from the issuance of the Trust Notes and the Trust Units to subscribe for • Ordinary LP Units of XS Cargo LP for $ • and for all of the common shares in GP for nominal consideration.

The Company will use the proceeds of $ • from the issuance of Ordinary LP Units and common shares and will draw down approximately $ • under a new credit facility to pay the expenses of the Offering estimated to be $ • and to acquire substantially all of the assets and assume certain liabilities of Famous Brands (Edmonton) Inc. (the "Vendor") (the "Acquisition"). As consideration for the Acquisition, the Company will pay $ • in cash, and issue • Subordinated LP Units and • Exchangeable LP Units to the Vendor.

XS CARGO INCOME FUND

Pro Forma Consolidated Financial Statements
(Unaudited — See Compilation Report)

January 31, 2005

COMPILATION REPORT

• , 2005

To the Trustees of
XS Cargo Income Fund

We have read the accompanying unaudited pro forma consolidated balance sheet of **XS Cargo Income Fund** (the "Fund") as at January 31, 2005 and the unaudited pro forma consolidated statements of operations for the three months then ended and for the year ended October 31, 2004, and have performed the following procedures:

1. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "Fund Historical" to the audited balance sheet of the Fund as at April 6, 2005 and found them to be in agreement.

2. Compared the figures in the columns captioned "Famous Brands (Edmonton) Inc." ("Famous Brands") to the unaudited financial statements of Famous Brands as at January 31, 2005 and for the three months then ended, and to the audited financial statements of Famous Brands for the year ended October 31, 2004, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of the Fund who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the requirements of the various securities commissions and similar regulatory authorities in Canada.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the requirements of the various securities commissions and similar regulatory authorities in Canada.

4. Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Fund Historical" and "Famous Brands (Edmonton) Inc" as at January 31, 2005 and to the column captioned "Famous Brands (Edmonton) Inc" for the three months then ended, and for the year ended October 31, 2004 and found the amounts in the column captioned "XS Cargo Income Fund Pro Forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(Signed) •
Chartered Accountants
Edmonton, Alberta

XS CARGO INCOME FUND

PRO FORMA CONSOLIDATED BALANCE SHEET

(Unaudited — See Compilation Report)
As at January 31, 2005

	Fund Historical April 6, 2005	Famous Brands (Edmonton) Inc. January 31, 2005	Pro Forma Adjustments (Note 3)		XS Cargo Income Fund Pro Forma Consolidated
ASSETS					
Current					
Cash	10	11,856,687	•	(a)	•
Rebate and other receivables	—	1,605,125	(1,605,125)	(e)	—
Inventory	—	16,473,598	—		16,473,598
Prepaid expenses and deposits	—	388,987	—		388,987
Deposits on inventory	—	2,310,642	—		2,310,642
	10	32,635,039	•		•
Property and equipment	—	1,369,741	•	(e)	•
Investment	—	209,000	(209,000)	(e)	—
Goodwill	—	—	•	(e)	•
Intangible assets	—	—	•	(e)	•
Future income taxes	—	148,241	(148,241)	(e)	—
	10	34,362,021	•		•
LIABILITIES					
Current					
Accounts payable and accrued liabilities	—	3,462,972	(382,956)	(e)	3,080,016
Line of credit and interest payable to Famous Brands Inc.	—	3,550,600	(3,550,600)	(e)	—
Contributions payable to employee profit sharing plan	—	18,272,038	(18,272,038)	(e)	—
Loan payable to employee profit sharing plan	—	2,996,045	(2,996,045)	(e)	—
Class E redeemable, retractable preferred shares	—	727,970	(727,970)	(e)	—
	—	29,009,625	(25,929,609)		3,080,016
Long-term debt	—	—	15,000,000	(d)	15,000,000
Unamortized lease inducements	—	198,975	(198,975)	(f)	—
Non-controlling interest					
XS Cargo LP Exchangeable LP Units	—	—	•	(e)	•
XS Cargo LP Subordinated LP Units	—	—	•	(e)	•
	—	29,208,600	•		•
SHAREHOLDERS' EQUITY					
Fund units	10	—	•	(b), (c)	•
Share capital	—	4,062,270	(4,062,270)	(e)	—
Retained earnings	—	1,091,151	(1,091,151)	(e)	—
	10	5,153,421	•		10
	10	34,362,021	•		•

The accompanying notes are an integral part of these financial statements.

XS CARGO INCOME FUND

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited — See Compilation Report)
For the three month period ended January 31, 2005

	Famous Brands (Edmonton) Inc.	Pro Forma Adjustments (Note 4)		XS Cargo Income Fund Pro Forma Consolidated
Sales	29,447,410	—		29,447,410
Cost of sales	18,855,049	—		18,855,049
Gross margin	10,592,361			10,592,361
Expenses				
Administrative and operating	4,690,850	—		4,690,850
Amortization	135,460	•	(c)	•
Management salaries	133,446	—		133,446
	4,959,756	•		•
Earnings from operations	5,632,605	•		•
Other income (expense)				
Employee profit sharing plan contributions	(5,561,000)	5,561,000	(d)	—
Interest income	40,422	(40,422)	(f)	—
Foreign exchange loss	(55,977)	—		(55,977)
Finance charges	(136,250)	136,250	(a)	—
Interest expense	—	(193,333)	(b)	(193,333)
Interest on loan from employee profit sharing plan	(16,719)	16,719	(a)	—
	(5,729,524)	5,480,214		(249,310)
Income (loss) before non-controlling interest and income taxes	(96,919)	•		•
Non-controlling interest	—	•		•
Provision for (recovery of) income taxes				
Future	(32,064)	32,064	(e)	—
Net income (loss)	(64,855)	•		•
Net income per Unit				•

The accompanying notes are an integral part of these financial statements.

XS CARGO INCOME FUND

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited — See Compilation Report)
For the year ended October 31, 2004

	Famous Brands (Edmonton) Inc.	Pro Forma Adjustments (Note 4)		XS Cargo Income Fund Pro Forma Consolidated
Sales	73,752,794	—		73,752,794
Cost of sales	46,887,580	—		46,887,580
Gross margin	26,865,214			28,865,214
Expenses				
Administrative and operating	12,804,595	—		12,804,595
Amortization	451,927	•	(c)	•
Management salaries	538,303	—		538,303
	13,794,825	•		•
Earnings from operations	13,070,389	•		•
Other income (expense)				
Employee profit sharing plan contributions	(12,711,038)	12,711,038	(d)	—
Interest income	137,547	(137,547)	(f)	—
Foreign exchange loss	(11,621)	—		(11,621)
Finance charges	(552,500)	552,500	(a)	—
Interest expense	—	(773,333)	(b)	(773,333)
Interest on loan from employee profit sharing plan	(93,891)	93,891	(a)	—
	(13,231,503)	12,446,549		(784,954)
Income (loss) before non-controlling interest and income taxes	(161,114)	•		•
Non-controlling interest	—	•		•
Provision for (recovery of) income taxes				
Future	(45,919)	45,919	(e)	—
Net income (loss)	(115,195)	•		•
Net income per Unit				•

The accompanying notes are an integral part of these financial statements.

XS CARGO INCOME FUND

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited — See Compilation Report)
January 31, 2005

1. THE FUND

XS Cargo Income Fund (the "Fund") is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust dated April 6, 2005. The Fund has been created to invest in the broadline closeout retail business, through an indirect acquisition of the controlling interest of XS Cargo Limited Partnership ("XS Cargo LP") and its general partner ("GP") (collectively the "Company"), and such other investments as the Trustees may determine. Income tax obligations related to the distributions of the Fund are obligations of the Unitholder.

2. BASIS OF PRESENTATION AND PROPOSED TRANSACTIONS

The accompanying unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of operations of the Fund (collectively the "pro forma consolidated financial statements") have been prepared by management of the Fund using the accounting principles disclosed in the financial statements of Famous Brands (Edmonton) Inc. (operating as XS Cargo).

The unaudited pro forma consolidated financial statements may not be indicative of the financial position and results of operations that would have occurred if the transactions had taken place on the dates indicated or of the financial position or results of operations which may be obtained in the future. The unaudited pro forma consolidated financial statements are not a forecast or projection of future results. The actual financial position and results of operations of the Fund for any period following the closing of the transactions contemplated by this prospectus will likely vary from the amounts set forth in the unaudited pro forma consolidated financial statements and such variation may be material.

The unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated balance sheet of the Fund as at April 6, 2005 and the audited financial statements of Famous Brands (Edmonton) Inc. (operating as XS Cargo) for the year ended October 31, 2004.

The unaudited pro forma consolidated balance sheet of the Fund as at January 31, 2005 has been prepared from information derived from the audited consolidated balance sheet of the Fund as at April 6, 2005, the unaudited interim balance sheet of Famous Brands (Edmonton) Inc. (operating as XS Cargo) as at January 31, 2005, and the adjustments and assumptions outlined below. The unaudited pro form statements of operations of the Fund for the three-month period ended January 31, 2005 and year ended October 31, 2004 have been prepared using the adjustments and assumptions outlined below.

The Fund has filed a prospectus for an initial public offering of its units (the "Offering"). Concurrent with the closing of the Offering, the Fund will use the gross proceeds of the Offering to capitalize the XS Cargo Operating Trust (the "Trust") which will then acquire all of the Ordinary LP Units in XS Cargo LP and all of the common shares in GP. The Company will use the proceeds from the issuance of its Ordinary LP Units and common shares, and will draw down approximately $15,000,000 under a new credit facility to pay the expenses of the Offering and to acquire certain assets and assume certain liabilities of Famous Brands (Edmonton) Inc. (the "Vendor") (the "Acquisition"). As consideration of the Acquisition, the Company will pay cash and issue Subordinated LP Units and Exchangeable LP Units to the Vendor.

A Canadian chartered bank has agreed to provide new credit facilities to the Company, which include a $7,500,000 demand revolving loan (the "Operating Loan") and a $15,000,000 non-revolving loan (the "Term Loan") (collectively the "Credit Facility"). The Operating Loan will be to assist in financing the day-to-day operating requirements of the Company and the Term Loan will be for the financing of capital assets and the Acquisition. Collateral for the Credit Facility will be a first security interest in all present and after acquired personal property of the Company, an assignment of inventory, and an assignment of the

2. BASIS OF PRESENTATION AND PROPOSED TRANSACTIONS (Continued)

Company's insurance. Interest on the Operating Loan will vary, depending on the Company's ratio of senior debt to EBITDA, between the lenders' prime rate and the lendors' prime rate plus 0.25%. Interest on the Term Loan will vary, depending on the Company's ratio of senior debt to EBITDA, between the lendors' prime rate plus 0.25% and 0.75% or between the banker's acceptance rate plus 1.75% and 2.25%.

3. UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET OF THE FUND

The following assumptions and adjustments have been made to reflect the proposed transactions described in note 2 as if the transactions had occurred on January 31, 2005:

(a) Cash received and paid in connection with the transactions in (b), (c), (d), and (e).

(b) The issuance of • Units for total proceeds of • on closing of the Offering.

(c) The payment of the underwriters fee and other costs of the Offering, estimated to be • .

(d) $15,000,000 drawings on the Term Loan as described in note 2.

(e) Purchase accounting

The Acquisition will be accounted for using the purchase method with the assets acquired and liabilities assumed recorded at their preliminary estimates of fair value. The final allocation of the purchase price will be based on the assets acquired and liabilities assumed at the effective dates of the Acquisition based upon internal and/or independent asset valuations. A preliminary allocation of the consideration is as follows:

Net assets acquired	
Net working capital	$ •
Property and equipment	•
Intangible assets	•
Goodwill	•
Consideration	
Cash from the Offering and Credit Facility	•
XS Cargo LP Exchangeable LP Units	•
XS Cargo LP Subordinated LP Units	•

As a result of the Acquisition, amortization expense related to property and equipment would increase by • and related to the intangible assets would increase by • for the twelve-month period ended January 31, 2005.

Net working capital acquired on the Acquisition includes cash floats, inventory, prepaid expenses and deposits, deposits on inventory, and trade accounts payable and accrued liabilities, the carrying value of which approximate their fair values.

(f) Removal of leasehold inducement liabilities related to rent-free periods received prior to the Acquisition.

4. UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS OF THE FUND

The unaudited pro forma consolidated statements of operations of the Fund for the three month period ended January 31, 2005 and the year ended October 31, 2004 have been prepared assuming that the Fund was in operation during the periods and as if the proposed transactions described in note 2 had occurred on November 1, 2003. The unaudited pro forma consolidated statements of operations of the Fund reflect the following assumptions and adjustments to the expenses of the Fund:

(a) The reduction of finance charges and interest on employee profit sharing plan loan to reflect that the line of credit from Famous Brands Inc. and employee profit sharing plan loan will not be assumed by the Company.

(b) The increase in interest expense to reflect interest at 5.0% per annum on the Term Loan as if the loan described in note 3(d) had been drawn at November 1, 2003. Included in interest expense is a bank administration fee.

(c) Additional amortization of property and equipment and intangible assets as described in note 3(e).

(d) The reversal of employee profit sharing plan contributions relating to management compensation arrangements that will not be carried on by the Fund.

(e) The reversal of income taxes reflecting that income tax obligations related to the distributions of XS Cargo LP and the Fund are obligations of the ultimate Unitholders. It is assumed that income tax obligations of GP will be minimal.

(f) The reversal of interest income on cash and investments that will not be included in the Acquisition.

(g) The proportion of earnings related to the retained interest of the Vendor.

FAMOUS BRANDS (EDMONTON) INC.

Operating as XS Cargo
Interim Financial Statements

January 31, 2005

FAMOUS BRANDS (EDMONTON) INC.
OPERATING AS XS CARGO

BALANCE SHEETS

	January 31, 2005	October 31, 2004
	(Unaudited)	
ASSETS		
Current		
Cash	11,856,687	1,779,726
Short-term investments	—	5,283,664
Rebate and other receivables	1,605,125	1,334,200
Inventory	16,473,598	19,150,193
Prepaid expenses and deposits	388,987	207,480
Deposits on inventory	2,310,642	1,815,106
	32,635,039	29,570,369
Property and equipment *(Note 3)*	1,369,741	1,217,794
Investment *(Note 4)*	209,000	209,000
Future income taxes *(Note 5)*	148,241	116,177
	34,362,021	31,113,340
LIABILITIES		
Current		
Accounts payable and accrued liabilities	3,462,972	3,970,058
Line of credit and interest payable to Famous Brands Inc. *(Note 9)*	3,550,600	3,638,873
Contributions payable to employee profit sharing plan *(Note 9)*	18,272,038	12,711,038
Loan payable to employee profit sharing plan *(Note 9)*	2,996,045	3,701,534
Class E redeemable, retractable preferred shares *(Note 7)*	727,970	727,970
	29,009,625	24,749,473
Unamortized lease inducements *(Note 6)*	198,975	145,591
	29,208,600	24,895,064
SHAREHOLDERS' EQUITY		
Share capital *(Note 7)*	4,062,270	5,062,270
Retained earnings	1,091,151	1,156,006
	5,153,421	6,218,276
	34,362,021	31,113,340

Approved on behalf of the board

(Signed) MICHAEL MCKENNA
Director

The accompanying notes are an integral part of these financial statements.

FAMOUS BRANDS (EDMONTON) INC.
OPERATING AS XS CARGO

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

For the Three Months Ended

	January 31, 2005	January 31, 2004
	(Unaudited)	(Unaudited)
Sales	29,447,410	23,527,255
Cost of sales	18,855,049	14,894,368
Gross margin	10,592,361	8,632,887
Expenses		
Administrative and operating	4,690,850	3,628,495
Amortization of property and equipment	135,460	103,827
Management salaries	133,446	133,420
	4,959,756	3,865,742
Earnings from operations	5,632,605	4,767,145
Other income (expense)		
Employee profit sharing plan contributions *(Note 9)*	(5,561,000)	(4,748,000)
Interest income	40,422	26,488
Foreign exchange loss	(55,977)	(2,610)
Finance charges *(Note 9)*	(136,250)	(97,593)
Interest on loan from employee profit sharing plan *(Note 9)*	(16,719)	(20,244)
	(5,729,524)	(4,841,959)
Loss before income taxes	(96,919)	(74,814)
Provision for (recovery of) income taxes		
Future *(Note 5)*	(32,064)	(27,917)
Net loss	(64,855)	(46,897)
Retained earnings, beginning of period	1,156,006	1,271,201
Retained earnings, end of period	1,091,151	1,224,304

The accompanying notes are an integral part of these financial statements.

FAMOUS BRANDS (EDMONTON) INC.
OPERATING AS XS CARGO

STATEMENTS OF CASH FLOWS

For the Three Months Ended

	January 31, 2005 (Unaudited)	January 31, 2004 (Unaudited)
Cash provided by (used for) the following activities		
Operating activities		
Cash received from customers	29,545,113	23,614,038
Cash paid to suppliers and employees	(22,594,754)	(18,576,869)
Interest received	40,422	26,488
Interest paid	(241,242)	(192,316)
	6,749,539	4,871,341
Financing activities		
Redemption of preferred shares	(1,000,000)	(1,000,000)
Repayments of loan from employee profit sharing plan	(705,489)	(868,563)
	(1,705,489)	(1,868,563)
Investing activities		
Purchases of property and equipment	(287,407)	(86,506)
Net effect of translation on foreign currency cash	36,654	(22,007)
Increase in cash and cash equivalents	4,793,297	2,894,265
Cash and cash equivalents, beginning of period	7,063,390	5,238,572
Cash and cash equivalents, end of period	11,856,687	8,132,837

The accompanying notes are an integral part of these financial statements.

FAMOUS BRANDS (EDMONTON) INC.
OPERATING AS XS CARGO

NOTES TO THE INTERIM FINANCIAL STATEMENTS

January 31, 2005

(All amounts as at and for the Three-month Periods Ended January 31, 2005 and 2004 are Unaudited)

1. BASIS OF PRESENTATION

The company commenced operations on November 15, 1997 as a result of an amalgamation of Famous Brands (Edmonton) Inc. and a predecessor company. The company operates 19 (as at October 31, 2004 — 17; as at January 31, 2004 — 15) retail stores under the name XS Cargo.

2. ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and may not include all necessary disclosures required by generally accepted accounting principles for annual financial statements. The financial statements include the following significant accounting policies:

Cash and cash equivalents

Cash and cash equivalents include balances with banks and short-term investments with maturities of three months or less at acquisition.

Short-term investments

Short-term investments are carried at the lower of cost and market value.

Inventory

Inventory is valued at the lower of cost, determined using the average cost basis, and net realizable value.

Vendor volume rebate

The company receives a volume rebate from a particular vendor, which is accrued based on purchases from that vendor and included in rebate and other receivables. The portion of the rebate related to goods that the company has subsequently sold is recorded as a reduction of cost of sales and the portion related to goods that remain in inventory is recorded as a reduction of inventory costs.

Deposits on inventory

On certain purchases the company pays either a deposit or the balance in full prior to taking possession of the goods. Such payments are recorded as deposits on inventory until the company takes possession of the goods, at which time the balance is transferred to inventory.

Property and equipment

Property and equipment are recorded at cost. Amortization is provided using methods and rates intended to amortize the cost of assets over their estimated useful lives.

	Method	Rate
Leasehold improvements	straight-line	Shorter of lease term and 5 years
Office, computer and mobile equipment	straight-line	20%
Signs	straight-line	20%

2. ACCOUNTING POLICIES (Continued)

Investments

Portfolio investments are recorded at cost. If the market value of investments is lower than cost, and the decline in market value is other than temporary, the investments are written down to market value.

Future income taxes

The Company follows the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

Revenue recognition

Revenue from retail sales is recognized at the point of sale.

Leasehold inducements

Leasehold inducements are received from certain of the company's landlords, primarily in the form of rent-free periods. Leasehold inducements are recorded as a liability when received and are amortized as a reduction of rent expense over the terms of the related leases.

Foreign currency translation

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction dates. Carrying values of monetary assets and liabilities reflect the exchange rates at the balance sheet date. Translation gains and losses are included in current earnings.

Variable interest entities

During the period, the company adopted new guidance issued by the Canadian Institute of Chartered Accountants relating to the consolidation of variable interest entities. Under this guidance, the company must identify entities in which it has a variable interest by either contract, ownership or other pecuniary interests. Where the company is the primary beneficiary of an entity in which it has a variable interest, that entity is consolidated. As disclosed in note 12, the company has a variable interest in one company, but has determined that it is not the primary beneficiary of that entity.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. For example, amortization is based on the estimated useful lives of property and equipment and inventory is recorded after an evaluation

2. ACCOUNTING POLICIES (Continued)

as to the net realizable value and is appropriately reduced if net realizable value is estimated to be below cost. As well, freight costs are allocated to inventory based on a percentage of the freight paid in the year in comparison to the total purchases made in the year. This percentage is then applied to the ending inventory balance.

These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

3. PROPERTY AND EQUIPMENT

	Cost	Accumulated Amortization	January 31, 2005 Net Book Value	Cost	Accumulated Amortization	October 31, 2004 Net Book Value
Leasehold improvements	487,201	299,295	187,906	450,678	275,247	175,431
Office, computer and mobile equipment	2,109,853	1,023,462	1,086,391	1,871,419	921,968	949,451
Signs	198,375	102,931	95,444	185,925	93,013	92,912
	2,795,429	1,425,688	1,369,741	2,508,022	1,290,228	1,217,794

4. INVESTMENT

Investment consists of a guaranteed investment certificate with a Canadian chartered bank. The company has an agreement with that financial institution that allows it to enter into foreign exchange forward contracts and the investment is restricted and pledged as collateral under the agreement. No contracts were outstanding during the current or comparative periods.

5. FUTURE INCOME TAXES

The nature and tax effect of items that give rise to the company's future income tax asset are as follows:

	January 31, 2005	October 31, 2004
Property and equipment	66,202	52,054
Leasehold inducements	73,621	55,324
Other	8,418	8,799
	148,241	116,177

5. FUTURE INCOME TAXES (Continued)

The provision for income taxes is at an effective tax rate which differs from enacted corporate tax rates for the following reasons:

	January 31, 2005	January 31, 2004
Net loss before income taxes	(96,919)	(74,814)
Substantially enacted federal and provincial corporate income tax rates	36.0%	37.5%
Expected tax provision	(34,891)	(28,055)
Adjustments		
Non-deductible items	673	226
Other	2,154	(88)
Recovery of income taxes	(32,064)	(27,917)

6. UNAMORTIZED LEASE INDUCEMENTS

	January 31, 2005	October 31, 2004
Cost	417,905	345,712
Accumulated amortization	(218,930)	(200;121)
	198,975	145,591

Lease inducements received are non-cash transactions in the form of rent-free periods and, as such, have been excluded from the statement of cash flows.

7. SHARE CAPITAL

	January 31, 2005	October 31, 2004
Authorized		
Class A common voting shares		
Class B common voting shares		
Class C common non-voting shares		
Class D common non-voting shares		
Class E redeemable, retractable, non-voting preferred shares		
Class F redeemable, non-voting preferred shares		
All unlimited in number		
Issued		
Classified as shareholders' equity:		
200 Class A shares	100	100
100 Class C shares	100	100
40,621 (October 31, 2004 — 50,621) Class F shares, redeemable at $100 per share	4,062,070	5,062,070
	4,062,270	5,062,270
Classified as liabilities:		
765 Class E shares, redeemable at $951.59 per share	727,970	727,970

Class F preferred shares are redeemable at the option of the company at any time and are not retractable at the option of the holder. Redemption of Class F preferred shares is only mandatory in the event of death or termination of employment of the holder. Class F preferred share transactions from the period November 1, 2003 to January 31, 2005 are summarized below:

	Number	Amount
Balance, October 31, 2003	24,939	2,493,892
Shares issued	41,882	4,188,178
Shares redeemed	(16,200)	(1,620,000)
Balance, October 31, 2004	50,621	5,062,070
Shares redeemed	(10,000)	(1,000,000)
Balance, January 31, 2005	40,621	4,062,070

The company is committed to issuing approximately 79,245 Class F shares for consideration of $100 per share in 2005.

Class E preferred shares are retractable by the holder and therefore have the properties of a liability. The Class E preferred shares are classified as a current liability on the balance sheet at their redemption amount. During 2002 the company redeemed 39 Class E shares for cash consideration of $37,112. The redemption amount of Class E preferred shares is $951.59 per share and the stated capital amount is $634.39 per share.

8. COMMITMENTS

The company occupies the premises of its stores, warehouse and office under lease agreements requiring basic monthly rents for the periods indicated and in aggregate as follows:

Remaining 9 months ending October 31, 2005	1,265,204
Years ending October 31,	
2006	1,505,562
2007	1,046,788
2008	616,949
2009	496,947
2010	361,201
Thereafter	581,912
Total	5,874,563

9. RELATED PARTY TRANSACTIONS

Related party transactions were conducted in the normal course of operations and measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(a) **Advances from Famous Brands Inc.**

An inventory line of credit not to exceed $3,500,000 has been made available to the company by Famous Brands Inc., which is wholly owned by the controlling shareholder of the company. The company pays interest to Famous Brands Inc. at a rate equal to the greater of the prime lending rate charged by the Royal Bank of Canada plus 5% per annum or 12% per annum. In addition, in any fiscal year where the company's earnings before management bonuses, contributions to the employee profit sharing plan and taxes exceed $600,000, an interest participation payment shall be paid to Famous Brands Inc. equal to the lesser of 5% of the outstanding principal amount or the amount by which the company's earnings before management bonuses, employee profit sharing plan contributions and taxes exceed $600,000. During the three months ended January 31, 2005, such financing charges amounted to $136,250 (2004 — $97,593).

The company has signed a general security agreement as collateral on term loans due on demand from Famous Brands Inc.

(b) **Accounts payable**

Included in accounts payable is $147,043 (October 31, 2004 — $412,035) due to shareholders for reimbursement of expenses paid and property and equipment purchased by shareholders on behalf of the company. Amounts payable to shareholders are non-interest bearing and are due within the next fiscal year.

(c) **Contributions and loan payable to employee profit sharing plan**

The Famous Brands (Edmonton) Inc. employee profit sharing plan (the "Plan") is a trust established to administer and distribute profits of the company to certain employees. The controlling shareholder of the company is the trustee of the Plan.

9. RELATED PARTY TRANSACTIONS (Continued)

Contributions payable to the employee profit sharing plan represent accruals of current year taxable earnings to the Plan and will be paid to the Plan within 120 days of the year-end.

Loan payable to employee profit sharing plan represents amounts that have been loaned back to the company from the Plan. The loan bears interest at 2% per annum and is due within the next fiscal year. During the three months ended January 31, 2005, interest of $16,719 (2004 — $20,244) was recorded on the loan.

10. FINANCIAL INSTRUMENTS

Foreign currency risk

The company purchases a significant amount of its inventory from suppliers in the United States. Consequently, the company's gross margin is exposed to foreign exchange fluctuations. This exposure is limited because the company does not enter into significant future purchase commitments, but wires funds in advance upon placing orders with United States suppliers.

Interest rate risk

The company pays interest on advances from Famous Brands Inc. based on the Royal Bank of Canada prime lending rate, thus exposing the company to interest rate fluctuations, if interest rates go above 7% (see note 9(a)).

Fair value of financial instruments

The company's financial instruments consist of cash, short-term investments, rebate and other receivables, accounts payable and accrued liabilities, investment, contributions and loans payable to employee profit sharing plan, the line of credit from Famous Brands Inc., and Class E preferred shares. The amount of short-term investments, rebate and other receivables, accounts payable and accruals, contributions and loan to employee profit sharing plan and Class E preferred shares approximate their fair values due to either their demand nature or relatively short terms to maturity. The carrying values of the investment and line of credit approximate fair values since the interest rates fluctuate with the prime rate.

11. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with current year presentation.

12. Variable interest entity

During the year ended October 31, 2004 the company entered into a vendor supply and volume rebate agreement with Samra Imports Ltd., ("Samra"). Samra imports products from China which it sells to the company and other customers. Samra is the company's largest supplier accounting for approximately 19.2% of the company's purchases since the commencement of the agreement and the company is Samra's largest customer. The purpose of the agreement is to outline the supply terms and to provide the company with a rebate based on its significant volume of purchases from Samra. The company has determined that Samra is a variable interest entity and that the supply and rebate agreement represents a variable interest of the company in Samra. The company has determined, however, that it is not the primary beneficiary under the

12. Variable interest entity (Continued)

supply and rebate agreement since the company is not entitled to receive a majority of Samra's expected residual returns or absorb a majority of its expected losses.

During the three months ended January 31, 2005, the company purchased approximately $2,000,000 of inventory from Samra, and as at January 31, 2005 the company had made deposits of $698,214 for inventory that had not yet been delivered. Samra issued the company a volume rebate for purchases made from the period November 1, 2004 to January 31, 2005 in the amount of $368,628, which is included in rebate and other receivables as at January 31, 2005. The rebate receivable for the year ended October 31, 2004, which was outstanding as at January 31, 2005 is $1,236,497.

13. SEASONAL NATURE OF THE BUSINESS

The company's results for the period are not necessarily indicative of the results that may be expected for the full year due to seasonal variations in sales levels. The company historically experiences a higher level of sales in the first quarter due to seasonal shopping patterns. Occupancy-related expenses, certain administrative and operating expenses, amortization, and interest expense remain relatively steady throughout the year.

14. SEGMENTED INFORMATION

Each store constitutes an operating segment in that its performance is monitored by senior management and discreet financial information is available. Since each store sells the same products to the same types of customers and uses similar distribution and sales processes, they have been aggregated for reporting purposes into one segment.

15. SUBSEQUENT EVENTS

On • , XS Cargo Income Fund (the "Fund") filed a prospectus relating to the initial public offering of units of the Fund (the "Offering"). The Fund is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust dated April 6, 2005. The Fund has been created to invest in the discount retail business, through an indirect acquisition of the controlling interest of XS Cargo Limited Partnership and its general partner XS Cargo GP Inc. Concurrent with the closing of the Offering, XS Cargo Limited Partnership will acquire substantially all of the assets and assume some of the liabilities of the company.

Subsequent to the balance sheet date, the company has entered into lease agreements for new warehouse and distribution facilities and for four new store locations.

FAMOUS BRANDS (EDMONTON) INC.

Operating as XS Cargo
Financial Statements

October 31, 2004

AUDITORS' REPORT

To the Director of Famous Brands (Edmonton) Inc.:

We have audited the balance sheets of Famous Brands (Edmonton) Inc. as at October 31, 2004 and 2003 and the statements of operations and retained earnings and cash flows for each of the three years ended October 31, 2004, 2003 and 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at October 31, 2004 and 2003 and the results of its operations and its cash flows for each of the three years ended October 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

Edmonton, Alberta
November 30, 2004 (except as to note 13,
which is as of •)

•
Chartered Accountants

FAMOUS BRANDS (EDMONTON) INC.
OPERATING AS XS CARGO

BALANCE SHEETS

As at October 31

	2004	2003
ASSETS		
Current		
Cash	1,779,726	238,329
Short-term investments	5,283,664	5,000,243
Rebate and other receivables	1,334,200	86,783
Inventory	19,150,193	10,708,814
Prepaid expenses and deposits	207,480	194,842
Deposits on inventory	1,815,106	2,731,953
	29,570,369	18,960,964
Property and equipment *(Note 3)*	1,217,794	1,233,247
Investment *(Note 4)*	209,000	209,000
Future income taxes *(Note 5)*	116,177	70,258
	31,113,340	20,473,469
LIABILITIES		
Current		
Accounts payable and accrued liabilities	3,970,058	2,990,714
Line of credit and interest payable to Famous Brands Inc. *(Note 9)*	3,638,873	2,599,479
Contributions payable to employee profit sharing plan *(Note 9)*	12,711,038	5,296,000
Loan payable to employee profit sharing plan *(Note 9)*	3,701,534	4,943,990
Class E redeemable, retractable preferred shares *(Note 7)*	727,970	727,970
	24,749,473	16,558,153
Unamortized lease inducements *(Note 6)*	145,591	150,023
	24,895,064	16,708,176
SHAREHOLDERS' EQUITY		
Share capital *(Note 7)*	5,062,270	2,494,092
Retained earnings	1,156,006	1,271,201
	6,218,276	3,765,293
	31,113,340	20,473,469

Approved on behalf of the board

(Signed) MICHAEL MCKENNA
Director

The accompanying notes are an integral part of these financial statements.

FAMOUS BRANDS (EDMONTON) INC.
OPERATING AS XS CARGO

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

For the Years Ended October 31

	2004	2003	2002
Sales	73,752,794	59,111,799	54,790,571
Cost of sales	46,887,580	41,314,276	38,208,763
Gross margin	26,865,214	17,797,523	16,581,808
Expenses			
Administrative and operating	12,804,595	11,204,830	9,438,277
Amortization of property and equipment	451,927	313,213	228,263
Management salaries	538,303	583,435	721,888
	13,794,825	12,101,478	10,388,428
Earnings from operations	13,070,389	5,696,045	6,193,380
Other income (expense)			
Employee profit sharing plan contributions *(Note 9)*	(12,711,038)	(5,296,000)	(5,800,000)
Interest income	137,547	146,292	65,149
Foreign exchange loss	(11,621)	(92,987)	(62,397)
Finance charges *(Note 9)*	(552,500)	(425,000)	(425,000)
Employee profit sharing plan interest *(Note 9)*	(93,891)	(120,341)	(57,333)
	(13,231,503)	(5,788,036)	(6,279,581)
Loss before income taxes	(161,114)	(91,991)	(86,201)
Provision for (recovery of) income taxes			
Future *(Note 5)*	(45,919)	(20,342)	(11,000)
Net loss	(115,195)	(71,649)	(75,201)
Retained earnings, beginning of year	1,271,201	1,342,850	1,418,051
Retained earnings, end of year	1,156,006	1,271,201	1,342,850

The accompanying notes are an integral part of these financial statements.

FAMOUS BRANDS (EDMONTON) INC.
OPERATING AS XS CARGO

STATEMENTS OF CASH FLOWS

For the Years Ended October 31

	2004	2003	2002
Cash provided by (used for) the following activities			
Operating activities			
Cash received from customers	73,741,874	59,116,043	54,772,670
Cash paid to suppliers and employees	(67,921,610)	(53,300,318)	(52,075,816)
Cash paid to employee profit sharing plan	(5,296,000)	(5,830,000)	(4,302,225)
Interest received	137,547	146,292	65,149
Interest paid	(646,391)	(568,015)	(477,234)
Income taxes paid	(6,276)	29,988	(8,455)
	9,144	(406,010)	(2,025,911)
Financing activities			
Issue of preferred shares	4,188,178	2,593,892	—
Redemption of preferred shares	(1,620,000)	(543,172)	(512,373)
Line of credit advances	1,000,000	—	—
Loan from employee profit sharing plan	5,296,000	5,800,000	4,300,000
Repayments of loan from employee profit sharing plan	(6,538,456)	(5,163,177)	—
	2,325,722	2,687,543	3,787,627
Investing activities			
Purchases of property and equipment	(436,474)	(533,376)	(467,362)
Net effect of translation on foreign currency cash	(73,574)	(160,407)	(48,306)
Increase in cash resources	1,824,818	1,587,750	1,246,048
Cash and cash equivalents, beginning of year	5,238,572	3,650,822	2,404,774
Cash and cash equivalents, end of year	7,063,390	5,238,572	3,650,822
Cash and cash equivalents are comprised of:			
Cash	1,779,726	238,329	3,650,822
Short-term investments	5,283,664	5,000,243	—
	7,063,390	5,238,572	3,650,822

The accompanying notes are an integral part of these financial statements.

FAMOUS BRANDS (EDMONTON) INC.
OPERATING AS XS CARGO

NOTES TO THE FINANCIAL STATEMENTS

October 31, 2004

1. BASIS OF PRESENTATION

The company commenced operations on November 15, 1997 as a result of an amalgamation of Famous Brands (Edmonton) Inc. and a predecessor company. The company operates 17 (as at October 31, 2003 — 15) retail stores under the name XS Cargo and also holds weekend sales events during the year in various temporary locations throughout Canada.

2. ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

Cash and cash equivalents

Cash and cash equivalents include balances with banks and short-term investments with maturities of three months or less at acquisition.

Short-term investments

Short-term investments are carried at the lower of cost and market value.

Vendor volume rebate

The company receives a volume rebate from a particular vendor, which is accrued based on purchases from that vendor and included in rebate and other receivables. The portion of the rebate related to goods that the company has subsequently sold is recorded as a reduction of cost of sales and the portion related to goods that remain in inventory is recorded as a reduction of inventory costs.

Inventory

Inventory is valued at the lower of cost, determined using the average cost basis, and net realizable value.

Deposits on inventory

On certain purchases the company pays either a deposit or the balance in full prior to taking possession of the goods. Such payments are recorded as deposits on inventory until the company takes possession of the goods, at which time the balance is transferred to inventory.

Property and equipment

Property and equipment are recorded at cost. Amortization is provided using methods and rates intended to amortize the cost of assets over their estimated useful lives.

	Method	Rate
Leasehold improvements	straight-line	Shorter of lease term and 5 years
Office, computer and mobile equipment	straight-line	20%
Signs	straight-line	20%

2. ACCOUNTING POLICIES (Continued)

Investments

Portfolio investments are recorded at cost. If the market value of investments is lower than cost, and the decline in market value is other than temporary, the investments are written down to market value.

Future income taxes

The Company follows the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

Leasehold inducements

Leasehold inducements are received from certain of the company's landlords, primarily in the form of rent-free periods. Leasehold inducements are recorded as a liability when received and are amortized as a reduction of rent expense over the terms of the related leases.

Revenue recognition

Revenue from retail sales is recognized at the point of sale.

Foreign currency translation

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction dates. Carrying values of monetary assets and liabilities reflect the exchange rates at the balance sheet date. Translation gains and losses are included in current earnings.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. For example, amortization is based on the estimated useful lives of property and equipment and inventory is recorded after an evaluation as to the net realizable value and is appropriately reduced if net realizable value is estimated to be below cost. As well, freight costs are allocated to inventory based on a percentage of the freight paid in the year in comparison to the total purchases made in the year. This percentage is then applied to the ending inventory balance.

These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

3. PROPERTY AND EQUIPMENT

	Cost	Accumulated Amortization	2004 Net Book Value	Cost	Accumulated Amortization	2003 Net Book Value
Leasehold improvements	450,678	275,247	175,431	384,677	191,464	193,213
Office, computer and mobile equipment	1,871,419	921,968	949,451	1,545,859	600,364	945,495
Signs	185,925	93,013	92,912	155,907	61,368	94,539
	2,508,022	1,290,228	1,217,794	2,086,443	853,196	1,233,247

4. INVESTMENT

Investment consists of a guaranteed investment certificate with a Canadian chartered bank. The company has an agreement with that financial institution that allows it to enter into foreign exchange forward contracts and the investment is restricted and pledged as collateral under the agreement. No contracts were outstanding as at or during the year ended October 31, 2004.

5. FUTURE INCOME TAXES

The nature and tax effect of items that give rise to the company's future income tax asset are as follows:

	2004	2003
Property and equipment	52,054	3,787
Leasehold inducements	55,324	57,009
Other	8,799	9,462
	116,177	70,258

The provision for income taxes is at an effective tax rate which differs from substantially enacted corporate tax rates for the following reasons:

	2004	2003	2002
Net loss before income taxes	(161,114)	(91,991)	(86,201)
Substantially enacted federal and provincial corporate income tax rates	36.0%	37.5%	39.6%
Expected tax provision	(58,001)	(34,497)	(34,136)
Adjustments			
Non-deductible items	7,557	8,438	18,186
Changes in future tax rates	4,525	2,588	—
Other	—	3,129	4,950
Recovery of income taxes	(45,919)	(20,342)	(11,000)

6. UNAMORTIZED LEASE INDUCEMENTS

	2004	2003
Cost	345,712	291,314
Accumulated amortization	(200,121)	(141,291)
	145,591	150,023

Lease inducements received are non-cash transactions in the form of rent-free periods and, as such, have been excluded from the statement of cash flows.

7. SHARE CAPITAL

	2004	2003
Authorized		
Class A common voting shares		
Class B common voting shares		
Class C common non-voting shares		
Class D common non-voting shares		
Class E redeemable, retractable, non-voting preferred shares		
Class F redeemable preferred shares		
All unlimited in number		
Issued		
Classified as shareholders' equity:		
200 Class A shares	100	100
100 Class C shares	100	100
50,621 (2003 — 24,939) Class F shares, redeemable at $100 per share	5,062,070	2,493,892
	5,062,270	2,494,092
Classified as liabilities:		
765 (2003 — 765) Class E preferred shares, redeemable at $951.59 per share	727,970	727,970

Class F preferred share transactions from the period November 1, 2001 to October 31, 2004 are summarized below:

	Number	Amount
Balance, November 1, 2001	9,185	918,433
Shares redeemed	(4,753)	(475,261)
Balance, October 31, 2002	4,432	443,172
Shares issued	25,939	2,593,892
Shares redeemed	(5,432)	(543,172)
Balance, October 31, 2003	24,939	2,493,892
Shares issued	41,882	4,188,178
Shares redeemed	(16,200)	(1,620,000)
Balance, October 31, 2004	50,621	5,062,070

7. SHARE CAPITAL (Continued)

Class F preferred shares are redeemable at the option of the company at any time and are not retractable at the option of the holder. Redemption of Class F preferred shares is only mandatory in the event of death or termination of employment of the holder.

The company is committed to issuing approximately 79,245 Class F shares for consideration of $100 per share in 2005.

Class E preferred shares are retractable by the holder and therefore have the properties of a liability. The Class E preferred shares have been classified as a current liability on the balance sheet at their redemption amount. During 2002 the company redeemed 39 Class E shares for cash consideration of $37,112. The redemption amount of Class E preferred shares is $951.59 per share and the stated capital amount is $634.39 per share.

8. COMMITMENTS

The company occupies the premises of its stores, warehouse and office under lease agreements requiring basic monthly rents over the next five years and thereafter estimated as follows:

2005	1,708,025
2006	1,505,562
2007	1,046,788
2008	616,949
2009	496,947
Thereafter	943,113
	6,317,384

9. RELATED PARTY TRANSACTIONS

Related party transactions were conducted in the normal course of operations and measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(a) **Advances from Famous Brands Inc.**

An inventory line of credit not to exceed $3,500,000 (2003 — $2,500,000) has been made available to the company by Famous Brands Inc., which is wholly owned by the controlling shareholder of the company. The company pays interest to Famous Brands Inc. at a rate equal to the greater of the prime lending rate charged by the Royal Bank of Canada plus 5% per annum or 12% per annum. In addition, in any fiscal year where the company's earnings before management bonuses, contributions to the employee profit sharing plan and taxes exceed $600,000, an interest participation payment shall be paid to Famous Brands Inc. equal to the lesser of 5% of the outstanding principal amount or the amount by which the company's earnings before management bonuses, employee profit sharing plan contributions and taxes exceed $600,000. During the year, such financing charges amounted to $552,500 (2003 — $425,000; 2002 — $425,000).

The company has signed a general security agreement as collateral on term loans due on demand from Famous Brands Inc.

9. RELATED PARTY TRANSACTIONS (Continued)

(b) **Accounts payable**

Included in accounts payable is $412,035 (2003 — $327,680) due to shareholders for reimbursement of expenses paid and property and equipment purchased by shareholders on behalf of the company. Amounts payable to shareholders are non-interest bearing and are due within the next fiscal year.

(c) **Contributions and loan payable to employee profit sharing plan**

The Famous Brands (Edmonton) Inc. employee profit sharing plan (the "Plan") is a trust established to administer and distribute profits of the company to certain employees. The controlling shareholder of the company is the trustee of the Plan.

Contributions payable to the employee profit sharing plan represent accruals of current year taxable earnings to the Plan and will be paid to the Plan within 120 days of the year-end.

Loan payable to employee profit sharing plan represents amounts that have been loaned back to the company from the Plan. The loan bears interest at 2% per annum and is due within the next fiscal year. During the year, interest of $93,891 (2003 — $120,341; 2002 — $57,333) was paid on the loan.

10. FINANCIAL INSTRUMENTS

Foreign currency risk

The company purchases a significant amount of its inventory from suppliers in the United States. Consequently, the company's gross margin is exposed to foreign exchange fluctuations. This exposure is limited because the company does not enter into significant future purchase commitments, but wires funds in advance upon placing orders with United States suppliers.

Interest rate risk

The company pays interest on advances from Famous Brands Inc. based on the Royal Bank of Canada prime lending rate, thus exposing the company to interest rate fluctuations, if interest rates go above 7% (see note 9a).

Fair value of financial instruments

The company's financial instruments consist of cash, short-term investments, rebate and other receivables, investment, accounts payable and accrued liabilities, contributions and loans payable to employee profit sharing plan, the line of credit from Famous Brands Inc., and Class E redeemable, retractable preferred shares. The amount of short-term investments, rebate and other receivables, accounts payable and accruals, contributions and loan to employee profit sharing plan and Class E preferred shares approximate their fair values due to either their demand nature or their relatively short terms to maturity. The carrying values of the investment and line of credit approximate fair values since the interest rates fluctuate with the prime rate.

11. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with current year presentation.

12. SEGMENTED INFORMATION

Each store constitutes an operating segment in that its performance is separately monitored by senior management and discreet financial information is available. Since each store sells the same products to the same types of customers and uses similar distribution and sales processes, they have been aggregated for reporting purposes into one segment.

13. SUBSEQUENT EVENTS

On • , XS Cargo Income Fund (the "Fund") filed a prospectus relating to the initial public offering of units of the Fund (the "Offering"). The Fund is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust dated April 6, 2005. The Fund has been created to invest in the discount retail business, through an indirect acquisition of the controlling interest of XS Cargo Limited Partnership and its general partner XS Cargo GP Inc. Concurrent with the closing of the Offering, XS Cargo Limited Partnership will acquire substantially all of the assets and assume some of the liabilities of the company.

Subsequent to the balance sheet date, the company has entered into lease agreements for new warehouse and distribution facilities and for four new store locations.

CERTIFICATES OF THE FUND AND THE PROMOTERS

Dated: April 7, 2005

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Part II of the *Securities Act* (Prince Edward Island), by Section 63 of the *Securities Act* (Nova Scotia), by Section 13 of the *Security Frauds Prevention Act* (New Brunswick), by Part XIV of the *Securities Act* (Newfoundland), and the respective regulations thereunder. This prospectus, as required by the *Securities Act* (Québec) and the regulations thereunder, does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

XS CARGO INCOME FUND
by its attorney
XS Cargo GP Inc.

By: (Signed) MICHAEL MCKENNA
President and Chief Executive Officer

By: (Signed) JEFF ROOTMAN
Vice-President, Finance and
Chief Financial Officer

On behalf of the Board of Directors

By: (Signed) JONATHAN LEGG
Director

By: (Signed) DAVID MARGOLUS
Director

On behalf of the Promoter

FAMOUS BRANDS (EDMONTON) INC.

By: (Signed) MICHAEL MCKENNA
President

CERTIFICATE OF THE UNDERWRITERS

Dated: April 7, 2005

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Part II of the *Securities Act* (Prince Edward Island), by Section 64 of the *Securities Act* (Nova Scotia), by Section 13 of the *Security Frauds Prevention Act* (New Brunswick), by Part XIV of the *Securities Act* (Newfoundland), and the respective regulations thereunder. To our knowledge, this prospectus, as required by the *Securities Act* (Québec) and the regulations thereunder, does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

CIBC WORLD MARKETS INC.

By: (Signed) T. TIMOTHY KITCHEN

RBC DOMINION SECURITIES INC.

By: (Signed) J. CRAIG DUDRA

NATIONAL BANK FINANCIAL INC.

By: (Signed) RONALD A. MACMICKEN

CANACCORD CAPITAL CORPORATION

By: (Signed) RONALD A. RIMER

SPROTT SECURITIES INC.

By: (Signed) BRIAN K. PETERSEN

XS Cargo sells a broad range of **quality brand name** products including consumer electronics, small appliances, housewares, furniture, home décor, personal care, luggage and tools at a significant discount to regular retail prices. XS Cargo's merchandising philosophy is to offer "Nothing But Bargains" in its retail stores and to compete with general retailers on an item-by-item basis solely on price.









XS cargo™

NOTHING BUT BARGAINS

19 locations across Canada:

BRITISH COLUMBIA

Kelowna
100, 1640 Dilworth Drive

Richmond
3600 No. 3 Road

Surrey
19335 Langley Bypass

ALBERTA

Calgary (North)
1345 – 32 Avenue N.E.

Edmonton (South)
10384 – 51 Avenue

Edmonton (North)
4235 – 139 Avenue

Red Deer
A3-A4, 2319 Taylor Drive

SASKATCHEWAN

Regina
834 Albert Street

Saskatoon
1, 419 – 51 Street East

MANITOBA

Winnipeg
J, 1045 St. James Street

ONTARIO

Brampton
8, 125 Chrysler Drive

Kitchener
1373 Victoria Street N.

London
467 Wharncliffe Road S.

Mississauga
1A 1224 Dundas Street E.

North York
Unit B, 2341 Keele Street

Ottawa
1560 Merivale Road

Scarborough
Unit 3,
1181 Kennedy Road

St. Catharines
286 Bunting Road

Windsor
1A, 7155 Enterprise Way

xscargo.com

UNDERWRITING AGREEMENT

May 6, 2005

XS Cargo Income Fund
XS Cargo Operating Trust
XS Cargo Limited Partnership
XS Cargo GP Inc.
Famous Brands (Edmonton) Inc.

Dear Sirs and Mesdames:

Re: Primary Offering of 6,106,000 Units of XS Cargo Income Fund

CIBC World Markets Inc., as lead underwriter, RBC Dominion Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation and Sprott Securities Inc. (collectively, the "**Underwriters**") understand that XS Cargo Income Fund (the "**Fund**") proposes to issue and sell 6,106,000 trust units (the "**Offered Units**" and the trust units of the Fund generally, "**Units**") of the Fund.

The Underwriters further understand that Famous Brands (Edmonton) Inc. (the "**Vendor**") initiated the organization of the business and affairs of the Fund and, accordingly, may, under the Securities Laws, be considered the promoter of the Fund. The Underwriters also understand that the proceeds of the sale of Offered Units will be used as described under "Funding, Acquisition and Related Transactions" in the preliminary prospectus (the "**Preliminary Prospectus**") of the Fund dated April 7, 2005.

In this regard, the Underwriters understand that, in filing the Preliminary Prospectus, the Fund selected the Province of Alberta as the principal jurisdiction under the MRRS Procedures. The Underwriters further understand that the Fund has filed the Preliminary Prospectus, and will file without delay the Final Prospectus, relating to the sale of the Offered Units with the Regulatory Authorities, including a French language version of the Final Prospectus, as required in order to qualify the Offered Units for Distribution in each of the Qualifying Provinces.

Based upon the foregoing and subject to the terms, conditions, representations and warranties contained herein, the Underwriters hereby severally and not jointly, in the respective percentages hereinafter set forth in section 19.1, offer to purchase from the Fund and, by its acceptance hereof the Fund agrees to sell to the Underwriters at the Closing Time all, but not less than all, of the Offered Units for a purchase price (the "**Purchase Price**") of $10.00 per Unit, being an aggregate purchase price of $61,060,000 which shall be payable by the Underwriters at the Closing Time.

In further consideration of the Underwriters' agreement to purchase the Offered Units, the Fund shall pay or cause to be paid to the Underwriters at the Closing Time, a commission of $0.60 per Offered Unit, being an aggregate commission of $3,663,600, against receipt of the Purchase Price in consideration of the services to be rendered by the Underwriters in connection with their purchase of the Offered Units.

For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax provided for in the *Excise Tax Act* (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.

The terms and conditions of the agreement among the Fund, XS Cargo Operating Trust ("**XSCOT**"), XS Cargo Limited Partnership ("**XS Cargo LP**"), XS Cargo GP Inc. (the "**GP**"), the Vendor and the Underwriters are as set forth below.

TERMS AND CONDITIONS

1. Definitions and Interpretation.

1.1 In this Agreement, unless the context otherwise requires:

"**ABCA**" means the *Business Corporations Act* (Alberta), as amended, including the regulations promulgated thereunder;

"**Acquisition**" means the acquisition by XS Cargo LP from the Vendor of the Purchased Assets and the assumption by XS Cargo LP of the Assumed Liabilities pursuant to the Acquisition Agreement;

"**Acquisition Agreement**" means the asset purchase and sale agreement to be entered into among XS Cargo LP and the Vendor;

"**Administration Agreement**" shall have the meaning ascribed thereto in the Acquisition Agreement;

"**Agreement**", "**hereto**", "**herein**", "**hereby**", "**hereunder**", "**hereof**" and similar expressions mean and refer to, respectively, the agreement among the Fund, XSCOT, XS Cargo LP, the GP, the Vendor and the Underwriters resulting from the acceptance by the Fund, XSCOT, XS Cargo LP, the GP and the Vendor of the offer made by the Underwriters by this letter and not to any particular paragraph or other part of this Agreement;

"**Affiliate**" has the same meaning as "affiliate" under the ABCA;

"**ASC**" means Alberta Securities Commission;

"**Assumed Liabilities**" shall have the meaning ascribed thereto in the Acquisition Agreement;

"**Business Day**" means any day of the year, other than a Saturday, Sunday or any day on which banks are required or authorized to close in Edmonton, Alberta;

"**Claim**" shall have the meaning ascribed thereto in section 12.4;

"**Closing**" means the completion of the sale by the Fund of the Offered Units and the purchase thereof by the Underwriters pursuant to this Agreement;

"**Closing Date**" means May 17, 2005 or such other date as the parties hereto may mutually agree upon in writing, provided that in no event shall the Closing occur later than May 31, 2005;

"**Closing Time**" means 6:30 a.m. (Calgary time) on the Closing Date or such other time on the Closing Date as the parties hereto may mutually agree;

"**Continuing Underwriters**" shall have the meaning ascribed thereto in section 19.2;

"**Credit Facility**" means a credit facility to be entered into with a Canadian chartered bank providing for a $7.5 million demand revolving loan and a $15 million committed non-revolving loan;

"**Current Documents**" shall have the meaning ascribed thereto in section 4.3;

"**Defaulted Units**" shall have the meaning ascribed thereto in section 19.2;

"**Development**" shall have the meaning ascribed thereto in section 4.3;

"**Distribution**" means "distribution" or "distribution to the public", as the case may be, as those terms are defined under relevant Securities Laws in any of the Qualifying Provinces, and "**Distribute**" has a corresponding meaning;

"**Distribution Period**" means the period commencing on the date of this Agreement and ending on the earlier of (i) the date on which the Distribution of the Offered Units has been completed and (ii) 30 days after the Closing Date;

"**Exchange Agreement**" shall have the meaning ascribed thereto in the Acquisition Agreement;

"**Exchange Letter**" has the meaning ascribed thereto in section 6.1(f);

"**Excluded Assets**" has the meaning ascribed thereto in the Acquisition Agreement;

"**Exchangeable LP Units**" means the exchangeable units of XS Cargo LP to be held by the Vendor on the Closing Date;

"**Exchangeable Securities**" means any securities that are exchangeable, directly or indirectly, for Units including the Exchangeable LP Units and Subordinated LP Units;

"**Final Prospectus**" means the final prospectus of the Fund (in both the English and French language versions thereof unless the context otherwise requires) to be dated the date hereof relating to the offering of the Offered Units to be filed with the Regulatory Authority in each of the Qualifying Provinces;

"**Financial Information**" means:

(a) the audited balance sheet of the Fund as at April 6, 2005, together with the notes thereto and the report of PwC thereon, as contained in the Final Prospectus (the "**Fund Statement of Financial Position**");

(b) the pro forma consolidated financial statements of the Fund, together with the notes thereto and the compilation report of PwC thereon, contained in the Final Prospectus (the "**Fund Pro Forma Financial Information**");

(c) the financial statements of the Vendor, together with the notes thereto and the report of MNP thereon, contained in the Final Prospectus (the "**Vendor Financial Statements**"); and

(d) the selected financial information set forth in the Final Prospectus under the headings "Prospectus Summary - Selected Historical Financial and Operating Information", "Prospectus Summary - Summary of Distributable Cash of the Fund", "Summary of Distributable Cash of the Fund", "Reconciliation of Net Income to Normalized EBITDA", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Consolidated Capitalization of the Fund";

"**Fund**" means XS Cargo Income Fund, a trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust;

"**Fund Contract**" shall have the meaning ascribed thereto in section 6.1(m);

"**Fund Declaration of Trust**" means the declaration of trust dated April 6, 2005 pursuant to which the Fund was established, as the same may be amended, supplemented or restated from time to time;

"**Fund Subsidiaries**" means any body corporate, partnership, trust, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by the Fund, and includes without limitation XSCOT, XS Cargo LP and the GP;

"**GAAP**" means at any time, accounting principles generally accepted in Canada including those set out in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis;

"**GP**" means XS Cargo GP Inc., a corporation incorporated under the ABCA;

"**GP Common Shares**" means the common shares in the capital of the GP;

"**GP Units**" means the ordinary general partner units of XS Cargo LP held by the GP;

"**Indemnified Parties**" has the meaning ascribed thereto in section 12.1;

"**Indemnitors** " has the meaning ascribed thereto in section 12.1;

"**Lead Underwriter**" means CIBC World Markets Inc.;

"**Liens** " shall have the meaning ascribed thereto in the Acquisition Agreement;

"**LP Units** " means, collectively, the Ordinary LP Units, the Exchangeable LP Units and the Subordinated LP Units;

"**Material Adverse Change** " or "**Material Adverse Effect**" means, with respect to any Person, any effect or change on such Person or its subsidiaries, taken as a whole, that is or is reasonably likely to be materially adverse to the results of operations, condition (financial or otherwise), assets, properties, capital, liabilities (contingent or otherwise), prospects, cash flow, income, business or operations of such Person and its subsidiaries, taken as a whole;

"**material fact**" means, in relation solely to the Units or the Prospectuses, a fact that significantly affects or would reasonably be expected to have a significant effect on the market price or value of the Units;

"**misrepresentation**" means, with respect to circumstances in which the Securities Laws of a particular Qualifying Province are applicable, a misrepresentation as defined under the Securities Laws of that Qualifying Province and, if not so defined, or in circumstances in which no particular provincial laws are applicable, a misrepresentation as defined under the *Securities Act* (Alberta);

"**MNP**" means Meyers Norris Penny LLP, Chartered Accountants;

"**MRRS Procedures**" shall have the meaning ascribed thereto in section 2.1(b);

"**Non-Competition Agreements**" means the non-competition agreements to be entered into as of the Closing Date between each of Michael McKenna, John McKenna, James Perkins and Robert Witmeyer, on the one hand, and XS Cargo LP and the GP, on the other hand, as more particularly described in the Final Prospectus;

"**Note Indenture** " means the indenture to be dated as of the Closing Date between XSCOT and Computershare Trust Company of Canada, as trustee, providing for the issuance of the XSCOT Notes;

"**Ordinary LP Units** " means the ordinary limited partnership units of XS Cargo LP;

"**Offered Units** " means the 6,106,000 Units to be issued and sold by the Fund to the Underwriters as contemplated in this Agreement;

"**Permitted Liens**" shall have the meaning ascribed thereto in the Acquisition Agreement;

"**Person**" means a natural person, partnership, limited liability partnership, corporation, joint stock company, trust, unincorporated association, joint venture or other entity, and pronouns have a similarly extended meaning;

"**Preliminary Prospectus**" means the preliminary prospectus of the Fund (in both the English and French language versions thereof, unless the context otherwise requires) dated April 7, 2005 relating to the offering of the Offered Units which has been filed with the Regulatory Authority in each of the Qualifying Provinces;

"**PwC**" means PricewaterhouseCoopers LLP, Chartered Accountants;

"**Prospectuses**" means, together, the Preliminary Prospectus and the Final Prospectus;

"**Purchased Assets**" shall have the meaning ascribed thereto in the Acquisition Agreement;

"**Qualifying Provinces**" means all of the provinces of Canada;

"**Refusing Underwriter**" shall have the meaning ascribed thereto in section 19.2;

"**Regulatory Authorities**" means, collectively, the applicable securities commissions or similar securities regulatory authorities in each of the Qualifying Provinces;

"**Relevant Documents**" means:

(a) this Agreement,

(b) the Fund Declaration of Trust,

(c) the XSCOT Declaration of Trust,

(d) the XS Cargo LP Agreement,

(e) the Note Indenture,

(f) the Acquisition Agreement,

(g) the Securityholders Agreement,

(h) the Administration Agreement,

(i) the Exchange Agreement, and

(j) the credit agreements and related documents relating to the Credit Facility;

"**Securities Laws**" means, collectively, all applicable securities laws of each of the Qualifying Provinces and the respective regulations, rules, policies and orders thereunder together with all applicable published orders and rulings of the Regulatory Authorities;

"**Securityholders Agreement**" shall have the meaning ascribed thereto in the Acquisition Agreement;

"**Selling Firms**" shall have the meaning ascribed thereto in section 10.1;

"**Special Voting Units**" means the special voting units of the Fund, issued to or for the benefit of holders of Exchangeable Securities and certified under the Fund Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"**Subordinated LP Units**" means the subordinated exchangeable units of XS Cargo LP held by the Vendor on the Closing Date;

"**Supplementary Material**" means, collectively, any amendment or supplement to the Prospectuses;

"**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder;

"**Tax Opinions**" means the opinion of Burnet, Duckworth & Palmer LLP and the opinion of Blake, Cassels & Graydon LLP summarizing the principal Canadian federal income tax consequences applicable to the purchasers of the Offered Units contained in the Final Prospectus;

"**to the best of the knowledge, information and belief of**" means, unless otherwise expressly stated, a statement of the declarant's knowledge of the facts or circumstances to which such phrase relates, after having made reasonable inquiries and investigations in connection with such facts and circumstances;

"**Trustees**" means the trustees of the Fund, as appointed from time to time;

"**TSX**" means the Toronto Stock Exchange;

"**Underwriters**" has the meaning ascribed to such term in the first paragraph of the Agreement;

"**Underwriters' Commission**" means the aggregate commission payable by the Fund to the Underwriters hereunder and is equal to $0.60 per Offered Unit;

"**Underwriters' Information**" means any statements contained in the Prospectuses relating solely to and furnished by the Underwriters;

"**Unit**" means a trust unit of the Fund, each unit representing an equal undivided beneficial interest in the Fund;

"**Unitholder**" means a holder of Units;

"**Vendor**" means Famous Brands (Edmonton) Inc.;

"**Vendor Contract**" shall have the meaning ascribed thereto in section 6.2(h);

"**Vendor Group**" means, collectively, the Vendor and any shareholder, associate or affiliate of the Vendor, including any family member of a shareholder of the Vendor or any company, trust or other entity owned by or maintained for the benefit of any such person;

"**XS Cargo LP**" means XS Cargo Limited Partnership, a limited partnership formed under the laws of the Province of Alberta;

"**XS Cargo LP Agreement**" shall have the meaning ascribed thereto in the Acquisition Agreement;

"**XSCOT**" means XS Cargo Operating Trust, a trust established under the laws of the Province of Alberta pursuant to the XSCOT Declaration of Trust;

"**XSCOT Declaration of Trust**" means the declaration of trust dated April 6, 2005 pursuant to which XSCOT was established, as the same may be amended, supplemented or restated from time to time;

"**XSCOT Notes**" means the interest bearing unsecured subordinated promissory notes of XSCOT issued under the Note Indenture; and

"**XSCOT Units**" means units of XSCOT, each unit representing an equal undivided beneficial interest in XSCOT.

1.2 Unless otherwise stated, any reference in this Agreement to any section, paragraph or schedule shall refer to a section, paragraph or schedule of this Agreement.

1.3 Words importing the singular number only shall include the plural and vice versa, and words importing the use of any gender shall include all genders.

2. Qualification and Offering for Sale.

2.1 (a) The Fund and the Vendor shall, not later than the times and dates set forth below in this section 2.1, fulfil, to the satisfaction of counsel to the Underwriters, acting reasonably, all legal requirements to be fulfilled by the Fund and the Vendor to qualify the Offered Units for Distribution in the Qualifying Provinces by or through the Underwriters and other investment dealers or brokers registered in the Qualifying Provinces. Without limiting the generality of the foregoing, these legal requirements include the filing of the Preliminary Prospectus, the Final Prospectus and other related documents and the obtaining of appropriate receipts and advising the Lead Underwriter and counsel for the Underwriters that such

receipts have been obtained. During the Distribution Period, the Fund and the Vendor shall promptly take or cause to be taken all additional steps and proceedings that, from time to time, may be required under the applicable laws of each of the Qualifying Provinces to continue to qualify the Offered Units for Distribution.

(b) The Fund shall elect and comply in all respects with the mutual reliance review system and procedures (the "**MRRS Procedures**") provided for under National Policy 43-201, Mutual Reliance Review System for Prospectuses and Annual Information Forms. The Fund has selected the Province of Alberta as the principal jurisdiction under the MRRS Procedures.

(c) The Fund shall file the Final Prospectus and related documents, and shall obtain a decision document under the MRRS Procedures from or on behalf of each of the Regulatory Authorities not later than May 9, 2005.

2.2 Each of the Fund and the Vendor shall cooperate in all respects with the Underwriters to allow them to participate fully in the preparation of the documentation required for the Distribution of the Offered Units and shall allow the Underwriters to conduct all "due diligence" investigations which they may reasonably require to fulfil their obligations as underwriters and to enable the Underwriters to responsibly sign any certificate required to be signed by the Underwriters in such documentation. Each of the Fund and the Vendor shall furnish to the Underwriters all the information relating to each of the Fund and the Vendor and its business and affairs as required for the preparation of the Preliminary Prospectus, the Final Prospectus and other documentation to be filed in connection with the Distribution of the Offered Units in order to satisfy disclosure requirements under the Securities Laws, and shall provide such additional information to the Underwriters up to the Closing Time, and respond to such inquiries for information from the Underwriters as the Underwriters shall request up to the Closing Time as the Underwriters may deem necessary to carry out their duties as registrants in connection with the Offering.

2.3 The Underwriters shall deliver to the Fund within two Business Days of the date of filing the Final Prospectus duly completed and executed Form 6's for each person who has executed the Final Prospectus on behalf of the Underwriters.

3. Deliveries of Prospectuses and Related Documents.

3.1 The Fund shall deliver or cause to be delivered to the Underwriters the documents set out below at the respective times indicated:

(a) as soon as they are available, and in any event no later than May 6, 2005, copies of the English and French language versions of the Final Prospectus, signed as required by the laws of the Qualifying Provinces, including, in each case, copies of any Supplementary Material which have not previously been delivered to the Underwriters;

(b) as soon as they are available, copies of the English and French language versions, as applicable, of any Supplementary Material, signed as required by the laws of the Qualifying Provinces and including, in each case, copies of any documents or information incorporated by reference therein which have not been previously delivered to the Underwriters;

(c) at the time of the delivery to the Underwriters pursuant to section 3.1(a) of the French language version of the Final Prospectus:

(i) an opinion of counsel in Quebec, reasonably satisfactory in form and substance to the Underwriters and addressed to the Underwriters and the Fund and their respective counsel and dated the date of the Final Prospectus, to the effect that the French version thereof (except for any financial statements and financial information which are the subject of the opinion of the PwC referred to in section 3.1(c)(ii)) is in all material respects a complete and proper translation of the English version thereof and that the English and French versions are not susceptible of any materially different interpretations with respect to any material matter contained therein, and

(ii) an opinion of PwC, reasonably satisfactory in form and substance to the Underwriters and addressed to the Underwriters and the Fund and dated the date of the Final Prospectus, to the effect that the French version of the financial statements and financial information set forth therein (including, without limitation, the Financial Information) is, in all material respects, a complete and proper translation of the English version thereof; and

(d) at the time of delivery to the Underwriters pursuant to this section 3.1 of the Final Prospectus, comfort letters from PwC and MNP, dated the date of the Final Prospectus, reasonably satisfactory in form and substance to the Underwriters and addressed to the Underwriters, with respect to the financial and accounting information contained in the Final Prospectus, which comfort letter shall be based on reviews by PwC and MNP having a cut-off date not more than two Business Days prior to the date of the comfort letter and shall be in addition to any comfort letter which must be filed with the Regulatory Authorities pursuant to the Securities Laws.

3.2 Opinions and comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplementary Material filed pursuant to section 4.3 and any other relevant document that may be translated into the French language at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signatures are not required, at the time the same is filed. All such opinions, comfort letters and certificates shall be in form and substance satisfactory to the Underwriters and their counsel, acting reasonably.

4. **<u>Representations and Covenants Relating to the Prospectuses and Other Deliveries.</u>**

4.1 The delivery by the Fund to the Underwriters of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material shall constitute, on the part of the Fund and the Vendor, a joint and several representation and warranty to, and covenant and agreement with, the Underwriters that, at the respective times of such delivery, the information and statements contained therein (except any information and statements which constitute Underwriters' Information, or which are modified by or superseded by information or statements contained in the Final Prospectus or any Supplementary Material, as the case may be) at the respective dates of delivery thereof are true and correct in all material respects and contain no misrepresentation, and that the Preliminary Prospectus, Final Prospectus and any Supplementary Material, as the case may be, constitutes full, true and plain disclosure of all material facts relating to the Fund, the Vendor, and the Offered Units as of the date of delivery and that no fact or information has been omitted therefrom which is required to be stated therein or necessary to make the statements or information therein not misleading in light of the circumstances in which they were made and that such documents contain in all material respects the disclosure required by, and fully comply and conform in all material respects to the requirements of, the Securities Laws.

4.2 Each of the Fund and the Vendor consents to the Underwriters' use of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material for the offering and Distribution of the Offered Units in compliance with the provisions of this Agreement.

4.3 At any time during the Distribution Period, the Fund and the Vendor will promptly notify the Lead Underwriter, on behalf of the Underwriters, in writing of the full particulars of any of the following (each, a '**Development**"):

(a) any material change, occurrence or development (whether actual, or, to the best of the knowledge, information and belief of the Fund or the Vendor, anticipated, contemplated or threatened) in or affecting the business, financial condition, affairs, assets, liabilities (contingent or otherwise), operations, revenue, control or capital of the Fund, the Fund Subsidiaries or the Vendor;

(b) any material change (within the meaning of Securities Laws), occurrence or development (whether actual, anticipated, contemplated or threatened) in any matter contained or referred to in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material, as they exist immediately prior to such change, occurrence or development; or

(c) any material fact or matter which has arisen or has been discovered and would have been required to have been stated in the Final Prospectus or any Supplementary Material had the fact arisen or been discovered on or prior to the date of the Final Prospectus or any Supplementary Material, respectively,

which Development, in any such case, is, or may be, of such a nature as to render either or both of the Prospectuses and any Supplementary Material, as they exist taken together in their entirety immediately prior to any such Development (collectively, at such time, the "**Current Documents**"), untrue, false or misleading in any material respect or which would result in the Current Documents containing a misrepresentation or which would result in any of the Current Documents not complying with Securities Laws or which Development would reasonably be expected to have a significant effect on the market price or value of the Units.

4.4 In any case described in section 4.3, the Fund and the Vendor will promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters and their counsel, acting reasonably, with all applicable filing and other requirements arising as a result of a Development under the Securities Laws in the Qualifying Provinces, if any, and under the rules of TSX necessary to continue to qualify the Offered Units for Distribution.

4.5 Subject to compliance with Securities Laws, none of the Fund or the Vendor will file any Supplementary Material without first obtaining the written approval thereto of the Underwriters (to be evidenced by their signatures thereon, if applicable) and consulting with the Underwriters and their counsel as to the form and content thereof.

4.6 If during the Distribution Period there is any change in any Securities Laws or other laws which results in any requirement to file Supplementary Material, then the Fund or the Vendor shall prepare and file, as soon as possible, to the satisfaction of counsel to the Underwriters, such Supplementary Material with the appropriate Regulatory Authority in each jurisdiction where such filing is required.

4.7 As soon as practicable and in any event prior to making any filing referred to in sections 4.4 and 4.6, the Fund and the Vendor shall in good faith discuss with the Underwriters any development or change in circumstances (whether actual, anticipated, contemplated or threatened) or misstatement which is of such a nature that there may be reasonable doubt whether written notice need be given to the Underwriters under the provisions of section 4.3.

5. <u>Commercial Copies.</u>

5.1 The Fund shall, as soon as possible but in any event not later than 9:00 a.m. (local time) on May 10, 2005 for Toronto deliveries and 12:00 noon (local time) on May 10, 2005 otherwise and within 48 hours after the execution of any Supplementary Material in connection with the Prospectuses, cause to be delivered to the Underwriters without charge commercial copies of the Final Prospectus and such Supplementary Material (both English and French versions) in such numbers and in such cities as the Underwriters may reasonably request by oral instructions given to the printer thereof not later than 5:00 p.m. (Calgary time) on May 8, 2005 in the case of the Final Prospectus, and not later than the time of filing of any Supplementary Material.

5.2 The Fund shall cause to be provided to the Underwriters such number of copies of any Supplementary Material as the Underwriters may reasonably request for use in connection with the Distribution of the Offered Units. The Underwriters agree that they will not, directly or indirectly, use or distribute the Preliminary Prospectus, the Final Prospectus or any Supplementary Material, nor offer, sell or deliver any of the Offered Units in any country or jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and this Agreement.

6. Representations, Warranties and Covenants.

6.1 Each of the Fund, XSCOT, XS Cargo LP, the GP and the Vendor jointly and severally represents, warrants and covenants to and with the Underwriters as follows:

(a) Status.

(i) Status of the Fund. The Fund is an unincorporated limited purpose opened-ended trust duly established, settled and organized, and is validly existing under the laws of Alberta and has all requisite power, capacity and authority to own its properties and assets and to carry on its business as presently conducted and as proposed to be conducted as contemplated in the Final Prospectus, and to enter into and deliver the Relevant Documents to which it is or will be a party and to perform its obligations thereunder.

(ii) Status of XSCOT. XSCOT is an unincorporated limited purpose open-ended trust duly established, settled and organized, and is validly existing under the laws of Alberta and has all requisite power, capacity and authority to own its properties and assets and to carry on its business as presently conducted and as proposed to be conducted as contemplated in the Final Prospectus, and to enter into and deliver the Relevant Documents to which it is or will be a party and to perform its obligations thereunder.

(iii) Status of XS Cargo LP. XS Cargo LP is a limited partnership duly created and organized, and is validly existing under the laws of Alberta and has all requisite power, capacity and authority to own its properties and assets and to carry on its business as presently conducted and as proposed to be conducted as contemplated in the Final Prospectus, and to enter into and deliver the Relevant Documents to which it is or will be a party and to perform its obligations thereunder.

(iv) Status of the GP. The GP is a corporation duly incorporated and organized, and is validly subsisting under the ABCA and has all requisite power, capacity and authority to own its properties and assets and to carry on its business as presently conducted and as proposed to be conducted as contemplated in the Final Prospectus, and to enter into and deliver the

Relevant Documents to which it is or will be a party and to perform its obligations thereunder.

(b) Authority.

(i) Authority of the Fund. All necessary action has been taken by the Fund to authorize the execution and delivery by the Fund of the Relevant Documents to which the Fund is currently a party and the performance by the Fund of its obligations thereunder, and each of the Relevant Documents to which the Fund is currently a party has been duly executed and delivered and constitutes a valid and legally binding obligation of the Fund enforceable against it in accordance with its terms, and each of the Relevant Documents which are not yet executed and delivered, but to which the Fund is to be party at the Closing Time, will have been duly authorized, executed and delivered by it at the Closing Time, each such Relevant Document will constitute at the Closing Time a valid and legally binding obligation of the Fund, enforceable against it in accordance with its terms, and to the knowledge of the Fund, the Relevant Documents will constitute at the Closing Time valid obligations of the parties thereto other than the Fund, the Fund Subsidiaries and the Underwriters, and at the Closing Time the Fund shall have no knowledge that such parties are in breach of the terms of any such Relevant Documents.

(ii) Authority of the Fund Subsidiaries. All necessary action has been taken by each Fund Subsidiary to authorize the execution and delivery by it of each of the Relevant Documents to which it is currently a party and the performance by it of its obligations thereunder, and each of the Relevant Documents to which it is currently a party has been duly executed and delivered and constitutes a valid and legally binding obligation of it enforceable against it in accordance with its terms, and each of the Relevant Documents which are not yet executed and delivered, but to which it is to be party at the Closing Time, will have been duly authorized, executed and delivered by it at the Closing Time, and each such Relevant Document will constitute at the Closing Time a valid and legally binding obligation of it, enforceable against it in accordance with its terms.

(c) Prospectus. The Fund has all requisite power, capacity and authority to execute and deliver the Prospectuses and any Supplementary Material and to file such documents with the Regulatory Authorities, and all necessary action has been taken by the Fund to authorize the execution and delivery of the Prospectuses and any Supplementary Material and the filing of such documents with the Regulatory Authorities.

(d) Financial Information.

(i) Fund Balance Sheet. The Fund Statement of Financial Position:

(A) is in accordance with the books, records and accounts of the Fund;

(B) is complete and correct in all material respects and presents fairly in all material respects the assets, liabilities and financial position of the Fund as at the date indicated; and

(C) has been prepared in accordance with GAAP consistently applied.

(ii) Fund Pro Forma Financial Information. The Fund Pro Forma Financial Information is complete in all material respects, has been properly compiled to give effect to the proposed transactions and assumptions described in the notes thereto, and has been prepared in accordance with the Securities Laws and GAAP using accounting policies consistent with those disclosed in the Vendor Financial Statements as at January 31, 2005 and for the year ended October 31, 2004 included in the Prospectuses. The assumptions described in the notes thereto are reasonable, and none of the Fund or the Vendor is aware of any fact or circumstance presently existing which would render such compilation or assumptions materially incorrect.

(iii) Other Financial Information. The Financial Information (other than that referred to in sections 6.1(d)(i) and (ii), inclusive, other than the Vendor Financial Statements and other than forward-looking information) is correct in all material respects and none of the Fund or the Vendor is aware of any fact or circumstance presently existing which would render the Financial Information materially incorrect.

(e) Transfer Agent. Computershare Trust Company of Canada, at its principal offices in Edmonton and Toronto, has been duly appointed as the registrar and transfer agent in respect of the Units.

(f) Exchange Approval. The TSX has conditionally approved the listing of the Offered Units and, subject only to the Fund fulfilling the customary post-closing conditions of TSX by August 3, 2005, as set forth in the letter (the "**Exchange Letter**") from the TSX to the Fund dated May 6, 2005, the Offered Units will be listed and posted for trading on TSX.

(g) Securities Laws Consents. Under the Securities Laws, no consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental agency or body or regulatory authority is required except such as shall have been made or obtained at or before the Closing Time, for the execution, delivery and performance by each of the Fund and the Fund Subsidiaries of the Relevant Documents to which they are a party, the sale of the Offered Units and the consummation by the Fund and the Fund Subsidiaries of the transactions contemplated therein.

(h) No Material Change in Fund or Fund Subsidiaries. Except as disclosed in the Final Prospectus, subsequent to the date of the Fund Balance Sheet, there has not been any material change (financial or otherwise) in the business, affairs, assets or liabilities (absolute, accrued, contingent or otherwise), capital or prospects of the Fund or any of the Fund Subsidiaries and no event has occurred or circumstance exists which could reasonably be expected to result in such a material change.

(i) Capitalization

(i) Capital of the Fund. The Fund is authorized to issue an unlimited number of Units and Special Voting Units, of which, as at the date hereof, one Unit was issued and outstanding as fully paid and non-assessable, and William S. Maslechko is the registered and beneficial owner of such Unit.

(ii) Capital of XSCOT. XSCOT is authorized to issue an unlimited number of the XSCOT Units, of which, as of the date hereof, one XSCOT Unit was issued and outstanding as fully paid and non-assessable, and the Fund is the registered and beneficial owner of such XSCOT Unit.

(iii) Capital of XS Cargo LP. XS Cargo LP is authorized to issue unlimited numbers of Ordinary LP Units, Exchangeable LP Units, Subordinated LP Units and GP Units, of which, as at the date hereof, one Ordinary LP Unit was issued and outstanding as fully paid and non-assessable, and XSCOT is the registered and beneficial owner of such Ordinary LP Unit.

(iv) Capital of the GP. The GP is authorized to issue an unlimited number of common shares and, as of the date hereof, one hundred common shares were issued and outstanding as fully paid and non-assessable, and XSCOT is the registered and beneficial owner of such common shares in the capital of the GP.

(j) Issuance of Securities

(i) Issuance by the Fund; Form of Unit Certificate. All the Offered Units to be issued by the Fund to the Underwriters hereunder and the Special Voting Units to be issued pursuant to the Exchange Agreement have been duly authorized for issuance and will at the Closing Time be duly and validly created and issued and will be fully paid and non-assessable and will conform to the description thereof contained in the Final Prospectus. The form of the definitive certificate representing the Units has been duly approved and adopted by the Fund and complies with the terms and conditions of the Fund Declaration of Trust and with all legal requirements (including all applicable requirements of TSX) relating thereto.

(ii) Issuance by XSCOT. All the XSCOT Units and the XSCOT Notes to be issued by XSCOT to the Fund at the Closing Time (and no other securities of XSCOT will be issued at Closing Time), as described in the Final Prospectus, have been duly authorized for issuance and will at the Closing Time be duly and validly created and issued to the Fund, such XSCOT Units will be fully paid and non-assessable, and the obligations of XSCOT under such XSCOT Notes will constitute legal, valid and binding obligations of XSCOT, enforceable against XSCOT in accordance with the terms thereof and each of the XSCOT Units and the XSCOT Notes will conform to the descriptions thereof contained in the Final Prospectus.

(iii) Issuance by XS Cargo LP. All the Ordinary LP Units to be issued by XS Cargo LP to XSCOT and all the Exchangeable LP Units and Subordinated LP Units to be issued by XS Cargo LP to the Vendor and all GP Units to be issued by XS Cargo LP to the GP, at the Closing Time, as described in the Final Prospectus, have been duly authorized for issuance and will at the Closing Time be duly and validly created and issued to XSCOT, the Vendor and the GP, and such Ordinary LP Units, Exchangeable LP Units, Subordinated LP Units and GP Units will be fully paid and non-assessable and will conform to the description thereof contained in the Final Prospectus.

(iv) Issuance by the GP. All GP Common Shares to be issued by the GP to XSCOT and the Vendor, at the Closing Time, as described in the Final Prospectus, have been duly authorized for issuance and will at the Closing Time be duly and validly created and issued to XSCOT and the Vendor and such GP Common Shares will be fully paid and non-assessable and will conform to the description thereof contained in the Final Prospectus.

(k) No Security Interests. Immediately following the Closing Time:

(i) 6,106,000 Units and 5,866,450 Special Voting Units will be issued as fully paid and non-assessable, and the one Unit held by William Maslechko described in section 6.1(i)(i) shall have been repurchased by the Fund;

(ii) the Fund will be the registered and beneficial owner of all the issued and outstanding XSCOT Units and XSCOT Notes of which 610,600 XSCOT Units will be issued as fully paid and non-assessable, and an aggregate principal amount of $54,954,000 of XSCOT Notes will be issued;

(iii) XSCOT will be the registered and beneficial owner of 6,106,000 Ordinary LP Units representing 100% of the issued and outstanding Ordinary LP Units, which will represent 51% of the LP Units and the Vendor will be the registered owner of 3,471,970 Exchangeable LP Units and 2,394,480 Subordinated LP Units representing 100% of the issued and outstanding

Exchangeable LP Units and Subordinated LP Units, respectively, which, together, will represent 49% of the LP Units; and

(iv) XSCOT will be the registered and beneficial owner of 6,106,000 GP Common Shares representing issued and outstanding GP Common Shares in proportion to its holdings of LP Units and the Vendor will be the registered owner of 5,866,450 GP Common Shares representing issued and outstanding GP Common Shares in proportion to its holdings of LP Units;

and in respect of the securities described in paragraphs (k) (ii), (iii) and (iv) above, in each case, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever in law or in equity, other than pursuant to or as permitted by the Relevant Documents and the constating documents of each entity.

(l) Options. Except as disclosed in the Final Prospectus or provided for in the Relevant Documents, no person now has, or will immediately following the Closing Time have, any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option (including convertible or exchangeable securities or warrants) for the purchase, subscription for or issuance of Units, XSCOT Units, XSCOT Notes, LP Units, any other partnership interest in XS Cargo LP, or any other issued or unissued securities of any kind of the Fund or any of the Fund Subsidiaries.

(m) No Defaults. The execution and delivery of this Agreement and the Relevant Documents, the fulfilment of the terms hereof and thereof by each of the Fund and the Fund Subsidiaries, and the issuance, sale and delivery of the Offered Units as contemplated by this Agreement do not and will not:

(i) require the consent, approval, authorization, registration or qualification of or with any governmental authority, exchange, Regulatory Authority or other regulatory commission or agency or third party, except those that are required under Securities Laws, applicable exchange regulations or as contemplated by the Acquisition Agreement, all of which have been obtained (or will be obtained prior to the Closing Time); or

(ii) result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

(A) any of the provisions of the Fund Declaration of Trust or the XSCOT Declaration of Trust or any resolutions of the Trustees of the Fund or XSCOT or any committee thereof or any unitholders of the Fund or XSCOT;

(B) any of the provisions of the constating documents or by-laws of any of the Fund Subsidiaries or any resolutions of the directors or shareholders of the other Fund Subsidiaries or any committee of any of them;

(C) any indenture, agreement or other instrument to which any of the Fund and the Fund Subsidiaries is a party or by which it or any of them are contractually bound, including the Acquisition Agreement;

(D) any statute, rule, regulation or law applicable to the Fund or any of the Fund Subsidiaries including, without limitation, the Securities Laws, or any judgment, order, decree or decision of any governmental or regulatory body, agency, commission, tribunal, court or exchange having jurisdiction over any of the Fund and the Fund Subsidiaries; or

(E) any of the terms or provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) by any of the Fund and the Fund Subsidiaries under, or give rise to any right to accelerate the maturity or require the prepayment of any indebtedness under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of any of the Fund and the Fund Subsidiaries under, any contract, indenture, mortgage, hypothec, deed of trust, loan agreement, note, lease, license, franchise agreement, authorization, permit, certificate or other agreement or document to which any of the Fund and the Fund Subsidiaries is a party or by which any of them is bound, or to which any of them or any of their respective assets or businesses is subject (each, for the purpose of this section 6.1(m) and section 6.1(u), a "**Fund Contract**"),

which individually or in the aggregate would (1) have or result in a Material Adverse Effect on the Fund or any of the Fund Subsidiaries, (2) materially impair the Fund's or any of the Fund Subsidiaries' ability to perform the obligations contemplated in this Agreement, the Final Prospectus and any Supplementary Material or (3) materially affect or impair the consummation of the transactions contemplated in the Relevant Documents, the Final Prospectus and any Supplementary Material.

(n) No Previous Business. Prior to the date hereof, except for the preparation and filing of the Preliminary Prospectus and the Final Prospectus and the preparation and entering into of the Relevant Documents to which each of them is a party, none of the Fund and the Fund Subsidiaries has previously carried on any business, entered into any material contract or arrangement or incurred any material liability, contingent or otherwise.

(o) No Restrictions on Distributions. At the Closing Date, except as otherwise described in the Final Prospectus or in the agreements relating to the Credit Facility, and subject to applicable laws, none of the Fund and the Fund Subsidiaries, is currently prohibited, directly or indirectly, from paying dividends, from making the distributions on its capital stock, units or other securities, or from paying interest or repaying any loans, advances or other indebtedness of the Fund or any Fund Subsidiary as contemplated by the Final Prospectus.

(p) Marketable Title to Assets. Except as disclosed in the Final Prospectus, each of the Fund and the Fund Subsidiaries, has or will acquire pursuant to the Acquisition Agreement legal and beneficial title to all of the Vendor's material assets, including all of the Purchased Assets (but for certainty excluding the Excluded Assets) and including all material licences (to the extent such licenses are assignable), free and clear of all Liens except for Permitted Liens, and the Fund or the Fund Subsidiaries, as applicable, shall obtain by the Closing Time replacements of any material licenses that are not assignable.

(q) Compliance with Environmental and Health Laws. Each of the Fund Subsidiaries has been and is in material compliance with all, and has not received any notice of, or been prosecuted for an offence alleging, non-compliance with any, applicable laws, rules and regulations, including without limitation those of the country, province and municipality in which such entity carries on business or conducts its activities (collectively, the "**Environmental and Health Laws** "), relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance (other than as previously disclosed in writing to the Underwriters).

(r) Permits. The Fund and the Fund Subsidiaries hold, or will hold at the Closing Time, all permits, by-laws, licences, waivers, exemptions, consents, certificates, registrations, authorizations, approvals, rights, rights of way and entitlements and the like (including as required under Environmental Health Laws) which are required from any governmental or regulatory authority or any other person necessary to conduct its business and activities as currently conducted or as the Final Prospectus discloses they will be conducted, the lack of which would have a Material Adverse Effect on the Fund, and all such permits, by-laws, licences, waivers, exemptions, consents, certificates, registrations, authorizations, approvals, rights, rights of way and entitlements and the like are in full force and effect in all material respects or will be in full force and effect in all material respects at the Closing Time, and with no default thereunder other than that which would, individually or in the aggregate, not have a Material Adverse Effect on the Fund or any of the Fund Subsidiaries.

(s) Compliance with other Laws. Each of the Fund and the Fund Subsidiaries has conducted and is conducting its activities or business in compliance with all applicable laws, rules and regulations, including without limitation those of the

country, province and municipality in which such entity carries on business or conducts its activities, other than that which would, individually or in the aggregate, not have a Material Adverse Effect on the Fund or any of the Fund Subsidiaries.

(t) No Claims. Except as described in the Final Prospectus, there is no claim, action, suit, proceeding or investigation (whether or not purportedly on behalf of the Fund or any of the Fund Subsidiaries) of which the Fund has received notice or, to the best of the knowledge, information and belief of the Fund, the Fund Subsidiaries and the Vendor, otherwise commenced or threatened against or affecting the Fund or any of the Fund Subsidiaries or any of their properties, or to which the Fund or any of the Fund Subsidiaries is a party or to which any property of the Fund or any of the Fund Subsidiaries (whether currently owned or to be acquired as a result of the completion of the transactions contemplated in the Final Prospectus) is subject, at law or in equity, or before or by any federal, provincial, state, municipal or other governmental or regulatory department, commission, board or agency, domestic or foreign, which is, or could reasonably be expected to, individually or in aggregate, result in a Material Adverse Effect on the Fund, or which questions the validity of any action taken or to be taken by the Fund or any of the Fund Subsidiaries pursuant to or in connection with, any of the Relevant Documents or any other transaction or agreement contemplated in the Final Prospectus.

(u) No Defaults. No default exists under and no event has occurred which, after notice or lapse of time or both, or otherwise, would constitute a default under or breach of, by any of the Fund and the Fund Subsidiaries of any obligation, agreement, covenant or condition contained in any Fund Contract (including, without limitation, any Relevant Document) or any of the constating documents or by-laws of any such entity, other than that which would, individually or in the aggregate, not have a Material Adverse Effect on the Fund or any of the Fund Subsidiaries.

(v) No Cease Trade Orders. No order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Units or any other securities of the Fund or the Fund Subsidiaries has been issued or made by any Regulatory Authority or exchange or any other regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the best of the knowledge, information and belief of the Fund, the Fund Subsidiaries and the Vendor are contemplated or threatened by any such authority or under any Securities Laws.

(w) Reporting Issuer and Compliance with Securities Laws. Upon filing of the Final Prospectus and at the Closing Time the Fund will be a reporting issuer or the equivalent thereof in each Qualifying Province where such concept exists and will not be in default of any requirement under the Securities Laws.

(x) Mutual Fund Trust and Foreign Property. Subject to meeting the minimum distribution requirements with respect to the purchasers of the Units and the filing of an election under subsection 132(6.1) of the Tax Act, the Fund will at the Closing Date qualify as a mutual fund trust under the Tax Act from inception and the Fund, XSCOT, XS Cargo LP and the GP will conduct their affairs so as to continue to qualify the Fund as a mutual fund trust under the Tax Act, including (in the case of the Fund) by limiting its activities to investing in property in which a mutual fund trust is permitted by the Tax Act to invest, and the Fund will not carry on any other activity or business and the Units are not and at the Closing Time will not be "foreign property" as defined in the Tax Act.

(y) No other Promoters. Other than the Vendor, there are no other "promoters" of the Fund (as such term is defined under Securities Laws).

(z) No Finder's Fee. Except as provided herein, there is no person, firm or corporation acting for any of the Fund or any Fund Subsidiary entitled to any brokerage or finder's fee payable by or on behalf of the Fund or any Fund Subsidiary in connection with this Agreement or any of the transactions contemplated hereunder and, in the event any person, firm or corporation acting or purporting to be acting for any of the Fund or any Fund Subsidiary establishes a claim or any commission or brokerage or finder's fee from the Underwriters, the Fund covenants to indemnify and hold harmless the Underwriters with respect thereto and with respect to all costs reasonably incurred in the defence thereof.

(aa) Minute Books. The minute books and similar partnership and trust records of the Fund and the Fund Subsidiaries presented to the Underwriters and the Underwriters' counsel in connection with the transactions contemplated by this Agreement are complete records of the proceedings taken by the shareholders, trustees, partners or directors, as applicable, prior to the date of this Agreement.

(bb) Terms of Relevant Documents. At or before the Closing Time, as applicable, each of the Fund and the Fund Subsidiaries shall have complied with and fulfilled all of the terms and conditions of the Relevant Documents to be complied with by it pursuant thereto at or before such time, and the representations and warranties therein will be true and correct as of such time.

(cc) Compliance with Schedule "A". The Fund has complied and will comply with the representations, warranties and covenants applicable to it in Schedule "A" hereto.

6.2 The Vendor represents, warrants and covenants to and with the Underwriters as follows:

(a) Status of the Vendor. The Vendor is a corporation duly incorporated, organized and subsisting under the laws of its jurisdiction and has all requisite power, capacity and authority to own its properties and assets and to carry on its business as presently conducted and as proposed to be conducted as contemplated in the

Final Prospectus, and to enter into and deliver the Relevant Documents to which it is or will be a party and to perform its obligations thereunder.

(b) Authority of the Vendor. All necessary action has been taken by the Vendor to authorize the execution and delivery by it of each of the Relevant Documents to which it is currently a party and the performance by it of its obligations thereunder, and each of the Relevant Documents to which it is currently a party has been duly executed and delivered and constitutes a valid and legally binding obligation of it enforceable against it in accordance with its terms, and each of the Relevant Documents which are not yet executed and delivered, but to which it is to be party at the Closing Time, will have been duly authorized, executed and delivered by it at the Closing Time, and each such Relevant Document will constitute at the Closing Time a valid and legally binding obligation of it, enforceable against it in accordance with its terms.

(c) Prospectus. The Vendor has all requisite power, capacity and authority to execute and deliver the Final Prospectus and any Supplementary Material and to file such documents with the Regulatory Authorities, and all necessary action has been taken by the Vendor to authorize the execution and delivery of the Final Prospectus and any Supplementary Material and the filing of such documents with the Regulatory Authorities.

(d) Capitalization The Vendor is authorized to issue an unlimited number of Class A common voting shares, Class B common voting shares, Class C common non-voting shares, Class D common non-voting shares, Class E redeemable, retractable, non-voting preferred shares and Class F redeemable non-voting preferred shares of which, as of the date hereof, 200 Class A common voting shares (each owned by Mike McKenna), 100 Class C common non-voting shares (of which 35 are owned by Mike McKenna, 25 by John McKenna, 20 by Jamie Perkins and 20 by Robert Witmeyer), 765 Class E preferred shares (each owned by M.J. McKenna & Associates Ltd.) and 71,453 Class F preferred shares (24,097 of which are owned by Mike McKenna, 19,161 by John McKenna, 13,493 by Robert Witmeyer and 14, 702 by Jamie Perkins) are issued and outstanding.

(e) Vendor Financial Statements. The Vendor Financial Statements:

(i) are in accordance with the books, records and accounts of the Vendor;

(ii) are complete and correct in all material respects and present fairly in all material respects the results of operations, cash flow, assets, liabilities and the financial position of the Vendor for the periods ended on, and as at, the dates indicated;

(iii) have been prepared in accordance with GAAP; and

(iv) include all adjustments (consisting only of normal recurring accruals) that are necessary for a fair presentation of the financial condition of the Vendor and the results of the operations of the Vendor as of the date of such statements or for the periods covered thereby.

(f) Securities Laws Consents. Under the Securities Laws, no consents, approval, authorization, order, filing, registration or qualification of or with any court, government agency or body or regulatory authority is required except such as shall have been made or obtained at or before the Closing Time, for the execution, delivery and performance by the Vendor of the Relevant Documents to which it is a party and the consummation by the Vendor of the transactions contemplated therein.

(g) Ownership of LP Units. Immediately following the Closing Time, the Vendor will be the beneficial owner of 100% of the issued and outstanding Exchangeable LP Units and Subordinated LP Units (which, collectively, will represent a 49% interest in XS Cargo LP) and 49% of the issued and outstanding GP Common Shares.

(h) No Defaults. The execution and delivery of this Agreement and the Relevant Documents to which it is a party, the fulfilment of the terms hereof and thereof by the Vendor do not and will not:

(i) require the consent, approval, authorization, registration or qualification of or with any governmental authority, exchange, Regulatory Authority or other regulatory commission or agency or third party, except those that are required under Securities Laws or applicable exchange regulations, all of which have been obtained or will be obtained prior to the Closing Time; or

(ii) result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

(A) any of the provisions of the constating documents or by-laws of the Vendor or any resolutions of any of the directors or shareholders of the Vendor or any committee of the Vendor;

(B) any indenture, agreement or other instrument to which the Vendor is a party or by which it is contractually bound;

(C) any statute, rule, regulation or law applicable to the Vendor including, without limitation, the Securities Laws, or any judgment, order, decree or decision of any governmental or regulatory body, agency, commission, tribunal, court or exchange having jurisdiction over the Vendor; or

(D) any of the terms or provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) by the Vendor under, or give rise to any right to accelerate the maturity or require the prepayment of any indebtedness under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Vendor under, any contract, indenture, mortgage, hypothec, deed of trust, loan agreement, note, lease, license, franchise agreement, authorization, permit, certificate or other agreement or document to which the Vendor is a party or by which it is bound, or to which it or its assets or businesses is subject (each, for the purposes of this section 6.2(h) and 6.2(i), a "**Vendor Contract**"),

which individually or in the aggregate would (1) have or result in a Material Adverse Effect on the Vendor, (2) materially impair the Fund's or any of the Fund Subsidiaries' ability to perform the obligations contemplated in this Agreement, the Final Prospectus and any Supplementary Material or (3) impair or materially affect the consummation of the transactions contemplated in the Relevant Documents, the Final Prospectus and any Supplementary Material.

(i) No Defaults. No default exists under and no event has occurred which, after notice or lapse of time or both, or otherwise, would constitute a default under or breach of, by the Vendor of any obligation, agreement, covenant or condition contained in any Vendor Contract (including, without limitation, any Relevant Document) or any of the constating documents or by-laws of any such entity, other than that which would, individually or in the aggregate, not have a Material Adverse Effect on the Fund, any of the Fund Subsidiaries or the Vendor.

(j) No Finder's Fee. Except as provided herein, there is no person, firm or corporation acting for the Vendor entitled to any brokerage or finder's fee payable by or on behalf of the Vendor in connection with this Agreement or any of the transactions contemplated hereunder and, in the event any person, firm or corporation acting or purporting to be acting for the Vendor establishes a claim for any commission or brokerage or finder's fee from the Underwriters, the Vendor covenants to indemnify and hold harmless the Underwriters with respect thereto and with respect to all costs reasonably incurred in the defence thereof.

(k) Terms of Relevant Documents. At or before the Closing Time, as applicable, the Vendor shall have complied with and fulfilled all of the terms and conditions of the Relevant Documents to be complied with by it pursuant thereto at or before such time, and the representations and warranties therein will be true and correct as of such time.

7. **Closing and Conditions of Closing.**

7.1 The Closing of the purchase and sale of the Offered Units herein provided for shall be completed at the offices of Burnet, Duckworth & Palmer LLP, Calgary, Alberta at the Closing Time.

7.2 The obligation of the Underwriters to purchase the Offered Units shall be subject to the following conditions, which are for the exclusive benefit of the Underwriters, any of which may be waived, in whole or in part, by the Underwriters, in their sole discretion:

(a) each of the representations and warranties of the Fund and the Vendor in this Agreement shall be true and correct in all material respects, and the Fund, the Fund Subsidiaries and the Vendor shall have performed all of the obligations to be performed by them under this Agreement at or prior to the Closing Time;

(b) the Fund shall have delivered to the Lead Underwriter, on behalf of the Underwriters, one or more definitive certificates representing in the aggregate the Offered Units registered in the name CDS & Co., or in such other name or names as the Underwriters shall notify the Fund in writing not less than 24 hours prior to the Closing Time;

(c) the Underwriters shall have received the opinions contemplated by section 8;

(d) the Underwriters shall have received the officers' certificates contemplated by section 9;

(e) the Underwriters shall have received comfort letters of PwC and MNP dated the Closing Date and addressed to the Underwriters in form and content satisfactory to the Underwriters and their counsel, bringing the information contained in the comfort letter referred to in section 3.1(d) forward to the Closing Time provided that such comfort letters shall be based on reviews by PwC and MNP having a cut-off date not more than two Business Days prior to the Closing Date;

(f) the Underwriters shall have received written confirmation in form and substance satisfactory to the Underwriters that the Offered Units are to be listed and posted for trading on TSX on the Closing Date;

(g) the Underwriters shall have received a certificate dated the Closing Date addressed to the Underwriters and signed by the Chief Executive Officer of the GP (or another senior officer of the GP acceptable to the Underwriters), in his capacity as an officer and without personal liability, for and on behalf of the Fund and the Fund Subsidiaries, in form and content satisfactory to the Underwriters and counsel to the Underwriters, acting reasonably, certifying with respect to:

(i) the currently effective constating documents of the Fund and the Fund Subsidiaries,

(ii) the necessary trust, partner and corporate approvals of each of the Fund and the Fund Subsidiaries relevant to the Preliminary Prospectus, the Final Prospectus, the offering of the Offered Units and the Relevant Documents,

(iii) the incumbency and signatures of signing persons of authority and officers of the Fund and the Fund Subsidiaries, and

(iv) with respect to such other matters as the Underwriters may reasonably request;

(h) the Underwriters shall have received a certificate dated the Closing Date signed by the President of the Vendor, in his capacity as an officer and without personal liability, in form and content satisfactory to the Underwriters and counsel to the Underwriters, acting reasonably, certifying with respect to:

(i) the currently effective constating documents of the Vendor,

(ii) the necessary approvals of the Vendor relevant to the Preliminary Prospectus, the Final Prospectus and the Relevant Documents,

(iii) the incumbency and signatures of signing persons of authority and officers of the Vendor, and

(iv) with respect to such other matters as the Underwriters may reasonably request;

(i) the Underwriters shall have received copies of the Relevant Documents duly executed and delivered by the parties thereto, each in form and substance reasonably satisfactory to the Underwriters;

(j) the Underwriters shall have received evidence satisfactory to the Underwriters that the transactions contemplated by the Relevant Documents and the Final Prospectus (including the Acquisition) to occur prior to or concurrently with Closing have been or are concurrently being completed;

(k) the Underwriters shall have received the requisite legal opinions, letters and certificates as contemplated herein and such further documentation as may be contemplated herein or as counsel to the Underwriters may reasonably require; and

(l) the Underwriters shall have received from each of the current shareholders of the Vendor a written undertaking to be subject to restrictions on the transfer of Units or securities convertible into or exchangeable for Units, in each case acquired by them from the Vendor, in a form substantially similar to the agreement of the Vendor set forth in section 23.1.

7.3 At the Closing Time, the Underwriters shall provide against delivery of the documents contemplated by section 7.2, payment of the amount of the aggregate of the Purchase Price for the Offered Units, net of the Underwriters' Commission (and it is hereby acknowledged and agreed that the Underwriters shall be entitled to receive the Underwriters' Commission at the Closing Time in consideration of the services to be rendered by the Underwriters in connection with the sale of the Offered Units including, without limitation, acting as financial advisors in the preparation of relevant documentation, acting as underwriters in connection with the sale of the Offered Units and performing administrative work in connection with these matters), by delivery of a certified cheque, bank draft or wire or electronic funds transfer in immediately available Canadian dollars payable on a same day basis at par in the City of Calgary to the Fund or as the Fund may otherwise direct the Underwriters in writing not less than 24 hours prior to the Closing Time.

8. Legal Opinions.

8.1 At the Closing Time, the Fund and the Vendor shall have caused favourable legal opinions dated the Closing Date to be delivered (in sufficient copies for each of the Underwriters and their counsel) to the Underwriters: (i) with respect to matters relating to the Fund and the Fund Subsidiaries, by their counsel, Burnet, Duckworth & Palmer LLP (who may rely, to the extent appropriate in the circumstances, on the opinions of local counsel (acceptable to them and to counsel for the Underwriters) as to the qualification of the Offered Units for sale to the public in, and as to other matters governed by the laws of, jurisdictions other than the Province of Alberta, and may rely, to the extent appropriate in the circumstances and solely as to matters of fact not independently established, on certificates or statutory declarations of officers of the Fund or Fund Subsidiaries, and of public and stock exchange officials); and (ii) with respect to matters relating to the Vendor, by counsel to the Vendor, Fleming LLP (who may rely, to the extent appropriate in the circumstances and solely as to matters of fact not independently established, on certificates or statutory declarations of officers of the Vendor and of public officials) with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered Units, the Fund, the Fund Subsidiaries and the Vendor in form and substance acceptable to counsel to the Underwriters, acting reasonably, including without limitation opinions substantially to the effect that:

(a) the Fund has been duly created and organized pursuant to the Fund Declaration of Trust and is validly existing as an unincorporated limited purpose trust under the laws of the Province of Alberta;

(b) XSCOT has been duly created and organized pursuant to the XSCOT Declaration of Trust and is validly existing as an unincorporated limited purpose trust under the laws of Alberta;

(c) XS Cargo LP is a limited partnership duly constituted and validly existing under the laws of the Province of Alberta;

(d) the GP is a corporation duly incorporated and organized and is validly existing as a corporation under the laws of the Province of Alberta;

(e) the Vendor has been duly incorporated and organized and is validly existing as a corporation under the laws of its jurisdiction;

(f) each of the Fund and the Fund Subsidiaries has the capacity and power to own and lease its properties and assets and to conduct its business as presently conducted and as proposed to be conducted as described in the Final Prospectus;

(g) the Vendor has the capacity and power to own, sell, lease and assign its properties and assets and to conduct its business as presently conducted and as proposed to be conducted as described in the Final Prospectus;

(h) the attributes and characteristics of the Offered Units conform in all material respects with the descriptions thereof in the Final Prospectus;

(i) the attributes and characteristics of the XSCOT Units and XSCOT Notes conform in all material respects with the descriptions thereof in the Final Prospectus;

(j) the attributes and characteristics of the Ordinary LP Units, Exchangeable LP Units, Subordinated LP Units and GP Units conform in all material respects with the descriptions thereof in the Final Prospectus;

(k) the descriptions of the Relevant Documents in the Final Prospectus are consistent in all material respects with the terms thereof;

(l) the Fund is authorized to issue an unlimited number of Units, and as to the number of which will, upon receipt of the consideration therefor, be issued and outstanding as fully paid and non-assessable units as at the date of such opinion and that, other than as set forth in the Final Prospectus, there are no options, warrants, conversion privileges or other rights or agreements for the purchase of any unissued securities in the Fund;

(m) XSCOT is authorized to issue an unlimited number of XSCOT Units and XSCOT Notes, and as to the number of which XSCOT Units will, upon receipt of the consideration therefor, be issued and outstanding as fully paid and non-assessable units as of the date of such opinion and as to the principal amount of which XSCOT Notes which will, upon receipt of the consideration therefor, be issued and outstanding as at the date of such opinion, all of which were validly issued to the Fund and that, other than as set forth in the Final Prospectus, there are no options, warrants, conversion privileges or other rights or agreements for the purchase of any unissued securities in XSCOT;

(n) XS Cargo LP is authorized to issue unlimited numbers of Ordinary LP Units, Exchangeable LP Units, Subordinated LP Units and GP Units, and as to the

numbers of which units will, upon receipt of the consideration therefor, be issued and outstanding as at the date of such opinion as fully paid and non-assessable units and as to the numbers of which units will, upon receipt of the consideration therefor, be validly issued to XSCOT, the GP and the Vendor as at the date of such opinion and that, other than as set forth in the Final Prospectus, there are no options, warrants, conversion privileges or other rights or agreements for the purchase of any unissued securities in XS Cargo LP;

(o) the GP is authorized to issue an unlimited number of GP Common Shares, and as to the number of which will, upon receipt of the consideration therefor, be issued and outstanding as fully paid and non-assessable shares as at the date of such opinion and as to the numbers of which GP Common Shares will, upon receipt of the consideration therefor, be validly issued to XSCOT and the Vendor as at the date of such opinion and that, other than as set forth in the Final Prospectus, there are no options, warrants, conversion privileges or other rights or agreements for the purchase of any unissued securities in the GP;

(p) the form of the definitive certificate representing the Units has been duly approved and adopted by the Fund and complies with the terms and conditions of the Fund Declaration of Trust and with all legal requirements relating thereto;

(q) the TSX has approved the listing of the Offered Units on the TSX, subject only to the filing of documents set forth in the Exchange Letter and evidence of satisfactory distribution of the Offered Units;

(r) the Fund is a "reporting issuer" in Alberta and is not included in a list of defaulting reporting issuers maintained by the Alberta Securities Commission pursuant to section 141 of the *Securities Act* (Alberta) and has a similar status under the Securities Laws of each of the Qualifying Provinces where such a concept exists;

(s) Computershare Trust Company of Canada has been duly appointed as the transfer agent and registrar for the Units (including without limitation the Offered Units) at its principal offices in Calgary and Toronto;

(t) the Offered Units have been validly created, allotted and issued and upon receipt of consideration for their issuance will be fully paid and non-assessable;

(u) as far as such counsel is aware, no order, ruling or determination having the effect of ceasing or suspending the trading of the Offered Units or any other securities of the Fund has been issued or made by any Regulatory Authority or TSX and no proceedings for that purpose have been instituted or are pending or contemplated;

(v) each of the Fund and the Vendor has the necessary trust or corporate power and authority to execute and deliver the Final Prospectus and any Supplementary Material and to file such documents with the Regulatory Authorities and all

necessary action has been taken by the Fund and the Vendor to authorize the execution and delivery by it of the Final Prospectus and any Supplementary Material and the filing thereof in each of the Qualifying Provinces under Securities Laws;

(w) each of the Fund, the Fund Subsidiaries and the Vendor has the necessary trust, partner or corporate power and authority to execute and deliver the Relevant Documents to which it is a party, and to perform its obligations hereunder and thereunder and to carry out the transactions contemplated hereby and thereby and by the Final Prospectus and each of the Relevant Documents has been duly authorized, executed and delivered by such of the Fund, the Fund Subsidiaries and the Vendor as is party thereto and is a legal, valid and binding obligation of each of them and enforceable in accordance with its terms (subject to reasonable opinion qualifications);

(x) the execution and delivery by each of the Fund, the Fund Subsidiaries and the Vendor of the Relevant Documents to which each of them is a party, the fulfilment of the terms thereof by each of them, as applicable, and the completion of the transactions contemplated therein and the issuance, sale and delivery of securities as contemplated by the Final Prospectus (including XSCOT Notes, XSCOT Units, Ordinary LP Units, Exchangeable LP Units, Subordinated LP Units, GP Units, and GP Common Shares) do not and will not:

(i) as far as such counsel is aware, require the consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental authority, exchange, Regulatory Authority or other regulatory commission or agency except those that have been obtained; or

(ii) result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with

(A) any of the provisions of the Fund Declaration of Trust or the XSCOT Declaration of Trust or any resolutions of the Trustees of the Fund or XSCOT or any committee thereof or any unitholders of the Fund or XSCOT;

(B) any of the provisions of the constating documents or by-laws of, or any resolutions of any of the partners, directors or shareholders of any of the Fund Subsidiaries, or the Vendor or any committee of any of them;

(C) as far as such counsel is aware, any indenture, agreement or other instrument to which any of the Fund, the Fund Subsidiaries or the Vendor is a party or by which it or any of them are contractually bound;

(D) any statute, rule, regulation or law applicable to any of the Fund, the Fund Subsidiaries, or the Vendor including, without limitation, the Securities Laws, or, to such counsel's knowledge, any judgment, order, decree or decision of any governmental or regulatory body, agency, commission, tribunal, court or exchange having jurisdiction over any of the Fund, the Fund Subsidiaries or the Vendor; or

(E) to such counsel's knowledge, any of the terms or provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) by any of the Fund, the Fund Subsidiaries, or the Vendor under, or give rise to any right to accelerate the maturity or require the prepayment of any indebtedness under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of any of the Fund, the Fund Subsidiaries or the Vendor under, any Contract,

which individually or in the aggregate would (1) have or result in a Material Adverse Effect on the Fund, the Fund Subsidiaries or the Vendor, (2) materially impair the Fund's or any of the Fund Subsidiaries' ability to perform the obligations contemplated in such Relevant Documents and the Final Prospectus or (3) materially impair or affect the consummation of the transactions contemplated in such Relevant Documents and the Final Prospectus;

(y) the Offered Units will be qualified investments under the Tax Act for Exempt Plans (as defined in the Final Prospectus), and do not constitute "foreign property" for the purposes of the tax imposed under Part XI of the Tax Act on Deferred Income Plans (as defined in the Final Prospectus), registered investments and other tax-exempt entities, including most registered pension funds or plans, in both cases provided the Fund is a mutual fund trust under the Tax Act;

(z) all necessary documents have been filed, all necessary proceedings have been taken and all other legal requirements have been fulfilled under the laws of Canada and each of the Qualifying Provinces in order to qualify the Distribution of the Offered Units in each of the Qualifying Provinces through investment dealers or brokers registered under applicable legislation of the Qualifying Provinces who have complied with the relevant provisions of such legislation; and

(aa) subject to the qualifications set out therein, the statements in the Final Prospectus under the heading "Certain Canadian Federal Income Tax Considerations" constitute as at the Closing Date a fair summary of the principal Canadian federal income tax consequences arising under the Tax Act to persons who hold Offered Units as capital property and who deal at arm's-length with the Fund and the Vendor.

8.2 At the Closing Time, the Underwriters shall have received from their counsel (who may rely on the opinions of counsel to the Fund and the Vendor and on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than the Province of Alberta) such opinions with respect to the offering of the Offered Units as the Underwriters may reasonably require and are customary in transactions of this kind.

8.3 At the Closing Time, the Underwriters shall have received (in sufficient copies for each of the Underwriters and their counsel) a favourable legal opinion dated the Closing Date from the Fund's legal counsel in the Province of Quebec addressed to the Underwriters and their counsel and in form and substance acceptable to counsel to the Underwriters to the effect that the Fund has complied with all the laws of the Province of Quebec relating to the use of the French language in connection with the Prospectuses, any Supplementary Material and the sale of the Offered Units to purchasers in the Province of Quebec, including without limitation the documents and the certificates representing the Offered Units, if any, to be delivered to purchasers of the Offered Units, if any, in the Province of Quebec.

8.4 If any Offered Units are to be offered or sold in the United States, the Fund will cause its U.S. counsel to deliver to the Underwriters a favourable legal opinion to the effect that no registration of the Offered Units is required under the United States Securities Act of 1933, as amended, provided that, in each case, the sale is made in accordance with section 10.

9. <u>Officers' Certificates.</u>

9.1 The Underwriters shall have received at the Closing Time a certificate dated the Closing Date, addressed to the Underwriters and signed by the Chief Executive Officer and the Chief Financial Officer of the GP, for and on behalf of the Fund and the Fund Subsidiaries, in their personal capacities as officers and without personal liability, which certificate shall certify, to the best of the knowledge, information and belief of the persons signing such certificate after having made due enquiries and examined the Final Prospectus and, if applicable, any Supplementary Material that:

(a) each of the Fund and the Fund Subsidiaries, as applicable, has complied with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(b) since the respective dates as of which information is given in the Final Prospectus and except as may have been the subject of Supplementary Material filed with the relevant Regulatory Authorities, there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise), and no change of any material fact or new material fact, in the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Fund and the Fund Subsidiaries from that disclosed in the Final Prospectus;

(c) the representations and warranties of the Fund, XSCOT, XS Cargo LP, and the GP, as applicable, contained herein including those arising by delivery of documents hereunder are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time;

(d) no order, ruling or determination having the effect of ceasing, suspending or restricting trading in any Units or the sale of the Offered Units has been issued and no proceedings, investigations or inquiry for such purpose are commenced or, to the best of the knowledge, information and belief of the declarants, contemplated or threatened;

(e) except as disclosed in the Final Prospectus or Supplementary Material, if any, there are no material actions, suits, proceedings, inquiries, compliance orders or directives commenced or, the best of the knowledge, information and belief of the declarants, threatened in respect of the transactions contemplated hereunder;

(f) other than those tabled as amended and restated at the Closing, none of the Relevant Documents have been amended (and no amendments are contemplated) in any material respect and no material conditions therein have been waived or are unsatisfied by any of the parties thereto; and

(g) since the respective dates as of which information is given in the Final Prospectus and Supplementary Material, no transaction material to the Fund, or the Fund Subsidiaries has been entered into or is pending by any of such entities which is not disclosed therein,

and as to such other matters as the Underwriters may reasonably request.

9.2 The Underwriters shall have received at the Closing Time a certificate dated the Closing Date, addressed to the Underwriters and signed by the President and the Chief Financial Officer of the Vendor, in their respective capacities as officers and without personal liability, which certificate shall certify, to the best of the knowledge, information and belief of the persons signing such certificate after having made due enquiries and examined the Final Prospectus and, if applicable, any Supplementary Material that:

(a) the Vendor has complied with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(b) since the respective dates as of which information is given in the Final Prospectus and except as may have been the subject of Supplementary Material filed with the relevant Regulatory Authorities, there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise), and no change of any material fact or new material fact, in the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Vendor from that disclosed in the Final Prospectus;

(c) the representations and warranties of the Vendor contained herein, including those arising by delivery of documents hereunder are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time;

and as to the matters set out in sections 9.1(d), 9.1(e), 9.1(f) and 9.1(g) and such other matters as the Underwriters may reasonably request.

10. Sales Restrictions.

10.1 The Underwriters shall offer the Offered Units for sale to the public, directly and through other duly qualified investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, are referred to herein as the "**Selling Firms**"), only as permitted by Securities Laws and upon the terms and conditions set forth in the Final Prospectus and in this Agreement, at an offering price not exceeding the offering price set forth on the cover page of the Final Prospectus. The Underwriters will not solicit offers to purchase or sell the Offered Units so as to require registration of the Offered Units or filing of a prospectus with respect to the Offered Units under the laws of any jurisdiction other than the Qualifying Provinces. The Selling Firms shall be permitted to offer the Offered Units outside of Canada, including offers as principal to "qualified institutional buyers" in the United States as defined under U.S. Securities and Exchange Commission Rule 144A, if such offers are made in compliance with all applicable laws, including the requirements set forth in Schedule "A". For the purposes of this paragraph, the Underwriters shall be entitled to assume that the Offered Units are qualified or registered for distribution by duly qualified investment dealers and brokers under the Securities Laws of those Qualifying Provinces where a receipt or similar document for the Final Prospectus shall have been obtained from the applicable Regulatory Authority (including a decision document under the MRRS Procedures) following the filing of the Final Prospectus, unless otherwise notified in writing.

10.2 The Underwriters make the representations, warranties and covenants applicable to them in Schedule "A" hereto and agree, on behalf of themselves and their U.S. affiliates, for the benefit of the Fund, to comply with the selling restrictions imposed by the laws of the United States and described in Schedule "A" hereto, which forms part of this Agreement. They also agree to obtain such an agreement of each member of the selling dealer group.

10.3 Notwithstanding the foregoing provisions of this Section 10, an Underwriter will not be liable to the Fund or the Vendor pursuant to this Section 10 or Schedule "A" as a result of the violation by another Underwriter or Selling Firm (other than Selling Firm affiliates of such Underwriter) of the provisions of Section 10.2 or Schedule "A" if the Underwriter first mentioned is not itself also in violation.

11. Market Stabilization.

The Underwriters agree among themselves and will require each of the other Selling Firms and their respective affiliates to agree, in connection with the offer and sale of the Offered Units, to comply with all applicable Securities Laws. In connection with the Distribution, the

Underwriters and members of the other Selling Firms (if any) may effect transactions which stabilize or maintain the market price of the Offered Units at levels above those which might otherwise prevail in the open market, in compliance with Securities Laws. Those stabilizing transactions, if any, may be discontinued at any time.

12. **Indemnification by the Fund, XSCOT, XS Cargo LP, the GP and the Vendor.**

12.1 Each of the Fund, XSCOT, XS Cargo LP, the GP and the Vendor (the "**Indemnitors**") hereby covenants and agrees to indemnify and hold harmless each of the Underwriters and their respective affiliates and each of their respective directors, officers, employees, partners, shareholders, agents and each other person, if any, controlling the Underwriters or any of its subsidiaries and each shareholder of the Underwriters (collectively, the "**Indemnified Parties**" and individually an "**Indemnified Party**") from and against all liabilities, claims (including shareholder actions, derivative or otherwise), actions, complaints, losses (other than loss of profits), costs (including without limitation legal fees and disbursements on a solicitor and his own client basis), fines, penalties, taxes, interest, damages and expenses (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims) (each an "**Indemnified Loss**") to which any Indemnified Party may be subject or which any Indemnified Party may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by or arising directly or indirectly by reason, or in consequence, of:

(a) any breach of, default under or failure to perform or fulfil any representation, warranty or covenant or agreement of the Fund, XS Cargo LP, XSCOT or the GP in this Agreement or any other document to be delivered pursuant hereto;

(b) any information or statement that does not constitute either Underwriters' Information contained in the Preliminary Prospectus, the Final Prospectus, any Supplementary Material or any other material or document filed under any Securities Laws or delivered by or on behalf of the Indemnitors or any of them thereunder or pursuant to this Agreement which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or is or is alleged to be untrue, false or misleading;

(c) any omission or alleged omission to state in the Preliminary Prospectus, the Final Prospectus, any Supplementary Material, or any other material or document filed under any Securities Laws or delivered by or on behalf of the Indemnitors or any of them thereunder or pursuant to this Agreement, any fact or information other than Underwriters' Information, whether material or not, required to be stated therein or necessary to make any statement therein not false or misleading in light of the circumstances under which it was made;

(d) any order made or any inquiry, investigation or proceeding commenced or threatened by any court, governmental agency or body or regulatory authority, arbitrator, administrative tribunal or stock exchange based upon any actual or

alleged untrue statement, omission or misrepresentation (not relating solely to Underwriters' Information) in the Preliminary Prospectus, the Final Prospectus, any Supplementary Material or any other material or document filed or delivered by the Indemnitors or any of them under any Securities Laws or pursuant to this Agreement (except any material or document delivered or filed solely by the Underwriters) or based upon any failure to comply with Securities Laws (other than any failure or alleged failure to comply solely by the Underwriters) which prevents or restricts the trading in or the sale or distribution of the Offered Units or any of them or any other securities of the Fund, in any of the Qualifying Provinces; or

(e) the non-compliance or alleged non-compliance by any of the Fund, XSCOT, XS Cargo LP or the GP with any requirements of the Securities Laws, or the by-laws, rules and regulations of the TSX, including the Fund's non-compliance with any requirement to make any document available for inspection.

12.2 The Vendor (for the purposes of this section 12.2 and as applicable in sections 12.3, 12.4, 12.5, the "**Indemnitor**") hereby covenants and agrees to indemnify and save harmless each Indemnified Party from and against all Indemnified Losses to which any Indemnified Party may be subject or which any Indemnified Party may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by or arising directly or indirectly by reason, or in consequence, of any breach of, default under or failure to perform or fulfil any representation, warranty or covenant or agreement of the Vendor in this Agreement or any other document to be delivered pursuant hereto.

12.3 Notwithstanding the foregoing provisions of section 12.1, section 12.2 and section 12.4 no party who has engaged in any fraud, fraudulent misrepresentation, wilful default or gross negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, fraudulent misrepresentation, wilful default or gross negligence.

12.4 If any matter or thing contemplated by this section 12 (any such matter or thing being hereinafter referred to as a "**Claim**") is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this section 12 shall come to the knowledge of any Indemnified Party, the Indemnified Party concerned shall notify the Indemnitor as soon as possible of the nature of such Claim (provided that any failure to so notify shall not affect the Indemnitors' liability under this section 12 except and only to the extent that the Indemnitor demonstrates that any failure to so notify in respect to an actual Claim materially prejudiced the defence of such Claim by that Indemnitor), and the Indemnitors shall, subject as hereinafter provided, be entitled (but not required) at their expense to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no admission of liability or settlement of any such Claim may be made by the Indemnitors or the Indemnified Party without, in each case, the prior

written consent of all the affected parties hereto, which consent shall not, in the case of a settlement for monetary damages only, be unreasonably withheld.

12.5 In respect of any such Claim, an Indemnified Party shall have the right to retain separate or additional counsel to act on his or her or its behalf and participate in the defence thereof, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless:

(a) the Indemnitor does not assume the defence of such suit on behalf of the Indemnified Party within ten Business Days of the Indemnitor receiving notice of such Claim;

(b) the Indemnitors and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or

(c) the named parties to any such Claim (including any added third or interpleaded party) include both the Indemnified Party, on the one hand, and any of the Indemnitors, on the other hand, and the Indemnified Party shall have been advised by its counsel that representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnitors shall not have the right to assume the defence of such Claim but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party),

provided that the Indemnitors shall not, in connection with any one such action or separate but substantially similar related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Parties.

12.6 If any legal proceedings shall be instituted against any of the Indemnitors or if any regulatory authority or stock exchange shall carry out an investigation of any of the Indemnitors and, in either case, any Indemnified Party is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Parties may employ their own legal counsel and the Indemnitors shall pay and reimburse the Indemnified Parties for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Parties in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

12.7 With respect to any of their respective related Indemnified Parties who are not parties to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this section 12 and section 13 in trust for and on behalf of such Indemnified Parties and the

Underwriters agree to accept such trust and to hold the benefit of and enforce performance of such covenants on behalf of such persons.

12.8 The rights of indemnity contained in this section 12 in respect of a Claim based on a misrepresentation or omission or alleged misrepresentation or omission in the Final Prospectus shall not apply if the Fund has complied with sections 4 and 5 and the person asserting such Claim was not provided with a copy of the Supplementary Material (if required under the Securities Laws to have been so delivered to such person by the Underwriters) which corrects such misrepresentation or omission or alleged misrepresentation or omission, if such Claim would have no basis had such delivery been made.

12.9 The rights and remedies of the Underwriters set forth in sections 12, 13 and 17 are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any of the other of such rights and remedies.

13. Contribution.

13.1 In order to provide for just and equitable contribution in circumstances in which the indemnity provided in section 12 would otherwise be available in accordance with its terms but are, for any reason, held to be unavailable to or unenforceable by the Underwriters or any Indemnified Party or enforceable otherwise than in accordance with its terms, the Indemnitors shall contribute to the aggregate of all liabilities, claims, actions, complaints, losses (other than loss of profits), costs (including without limitation legal fees and disbursements on a solicitor and his own client basis), fines, penalties, taxes, interest, damages or expenses of the nature contemplated in section 12 and suffered or incurred by the Indemnified Parties in such proportions so that the Underwriters are responsible for the proportion represented by the percentage that the Underwriters' Commission bears to the aggregate Purchase Price for the Offered Units and the Indemnitors are responsible for the balance, whether or not they have been sued together or sued separately. However, no party who has engaged in any fraud, fraudulent misrepresentation, wilful default or gross negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim contribution from any person who has not engaged in such fraud, fraudulent misrepresentation, wilful default or gross negligence.

13.2 The rights to contribution provided in this section 13 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law, and shall remain operative and in full force and effect regardless of:

(a) any investigation made by or on behalf of any Underwriter;

(b) acceptance of any Offered Units and payment thereof; or

(c) any termination of this Agreement.

13.3 In the event that any Indemnitor may be held to be entitled to contribution from the Underwriters pursuant to section 13.1 or under the provisions of any statute or at law, the Indemnitors shall be limited to receiving contribution in an aggregate amount not exceeding the lesser of:

(a) the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in section 13.1; and

(b) the amount of the Underwriters' Commission actually received by the Underwriters hereunder minus the aggregate of any amounts paid or payable by the Underwriters by way of contribution to any other person hereunder.

13.4 If an Indemnified Party has reason to believe that a claim for contribution may arise, it shall give the Indemnitor notice thereof in writing as soon as reasonably possible, but failure to notify the Indemnitor shall not relieve the Indemnitors of any obligation they may have to the Underwriters under this section 13 except and only to the extent that the failure materially prejudices the Indemnitors or any of them.

13.5 Each Indemnitor hereby irrevocably waives its right, whether by statute, common law or otherwise, to recover contribution from any Indemnified Party with respect to any liability of an Indemnitor by reason of or arising from any misrepresentation contained in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material, provided however that such waiver shall not apply in respect of liability caused or incurred by reason of or arising from:

(a) any misrepresentation which is based upon or results from Underwriters' Information contained in such document; or

(b) any failure by the Underwriters to provide to prospective purchasers of the Offered Units any document which the Fund is required to provide to such prospective purchasers and which the Fund has provided to the Underwriters in sufficient numbers to provide to such prospective purchasers.

14. <u>Expenses.</u>

14.1 Whether or not the public offering of the Offered Units is completed, the Fund and the Vendor will be jointly and severally responsible, subject to section 14.2, for all of the costs in connection with the proposed public offering, including without limitation the fees and expenses of counsel to the Fund and the Vendor (including fees and expenses incurred by such counsel in connection with discussions with and opinions to the Underwriters and their counsel as part of the Underwriters' due diligence investigations), counsel to the Underwriters (subject to a limit of $180,000 for fees of counsel to the Underwriters if the offering of the Offered Units is completed), PwC and MNP, transfer agents and outside consultants, filing fees, the costs and expenses of qualifying the Prospectuses in each of the Qualifying Provinces, printing, translation, the preparation of

audio-visual or other material for marketing presentations and information meetings, out-of-pocket costs related to travel and accommodations for the Fund's and the Vendor's executives and the representatives of the Underwriters attending such presentations and meetings and due diligence and drafting meetings and the cost of preparing record books for all of the parties to this Agreement and their respective counsel.

14.2 Where the Underwriters are entitled to reimbursement for expenses hereunder, the Fund and the Vendor shall reimburse the Underwriters upon presentation of reasonable evidence of such expenses and the Fund and the Vendor shall reimburse the Lead Underwriter, on behalf of the Underwriters, therefor, in accordance with section 14.1, within 30 days of receipt of reasonable evidence of such expenses.

15. Covenants of the Underwriters.

15.1 The Underwriters shall:

(a) give prompt notice to the Fund, when, in the opinion of the Underwriters, the Distribution of the Offered Units has ceased;

(b) as soon as practicable and, in any event, within 30 days of the end of the Distribution Period, provide to the Fund a breakdown of the number of Offered Units sold in each jurisdiction where such information is required for the purpose of calculating filing fees payable; and

(c) notify promptly (and in any event within 90 days of the date of this Agreement) each Regulatory Authority, where required, of the number of Offered Units sold in the relevant Qualifying Province.

16. Nature and Survival of Representations, Warranties, Covenants and Indemnity.

16.1 All representations and warranties of each of the Fund, XSCOT, XS Cargo LP, the GP and the Vendor herein contained or contained in documents submitted or delivered pursuant to this Agreement shall survive the purchase by the Underwriters of the Offered Units and shall continue in full force and effect for a period of three years after the Closing Date unaffected by any subsequent disposition by the Underwriters of the Offered Units or any of them and regardless of any examination or investigation which the Underwriters may carry out or which may be carried out on their behalf. The Underwriters will be entitled to rely on the representations and warranties of the Fund and the Vendor herein contained or contained in documents submitted or delivered pursuant to this Agreement regardless of any examination or investigation which the Underwriters may carry out or which may be carried out on their behalf.

17. Termination Rights.

17.1 The obligation of the Underwriters to purchase the Offered Units shall be subject to the accuracy as of the Closing Time of the representations and warranties of each of the

Fund, XSCOT, XS Cargo LP, the GP and the Vendor contained herein or in any certificate or document delivered pursuant to or contemplated by the Relevant Documents and the due fulfilment and compliance by each of the Fund, XSCOT, XS Cargo LP, the GP and the Vendor of and with its covenants herein and therein contained.

17.2 All representations, warranties, terms and conditions of this Agreement, other than those which expressly provide for an obligation of the Underwriters, shall be construed as conditions inserted for the benefit of the Underwriters. Any breach of, default under or non-compliance with any such representation, warranty, term or condition by the Fund, XSCOT, XS Cargo LP, the GP, or the Vendor, as applicable, shall entitle any of the Underwriters, without limitation of any other remedies of the Underwriters, to terminate such Underwriter's obligation to purchase the Offered Units by giving written notice to that effect to the Fund at or prior to the Closing Time. The Underwriters may waive, in whole or in part, or extend the time for compliance with, any such representation, warranty, term or condition without prejudice to the rights of the Underwriters in respect of any other such representation, warranty, term or condition or any other or subsequent breach, default or non-compliance with that or any other representation, warranty, term or condition, provided that to be binding on the Underwriters any such waiver or extension must be in writing. No act of the Underwriters in offering the Offered Units or in preparing or joining in the execution of the Prospectuses or any Supplementary Material shall constitute a waiver of, or estoppel against, the Underwriters.

17.3 In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at the Underwriter's option, to terminate and cancel, without any liability on the Underwriter's part, the Underwriter's obligations under this Agreement if, during the period from the date of this Agreement to the Closing Time:

(a) any order to cease or suspend trading in any securities of the Fund, or prohibiting or restricting the Distribution of the Offered Units is made, or any proceeding is announced or commenced for the making of any such order, by any securities regulatory authority, any stock exchange or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(b) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, threatened or announced or any order or ruling is issued under or pursuant to any statute of Canada or any of the Qualifying Provinces, or of the United States or any state thereof or by any official of any stock exchange or by any other regulatory authority having jurisdiction over a material portion of the business and affairs of the Fund or any Fund Subsidiary (on a consolidated basis) or otherwise, or the Tax Opinions are revoked or materially modified or there is any change of law, or the interpretation, pronouncement or administration thereof or in respect thereof, which in the opinion of the Underwriter may prevent or operates to prevent or restrict the Distribution of, trading in, or marketability of, the Offered Units or the trading in any other securities of the Fund;

(c) there should develop, occur or come into effect or existence any event, action, or occurrence of national or international consequence, any governmental law or regulation, state, condition or major financial occurrence, including any act of terrorism, war or like event, or other occurrence of any nature, which, in the Underwriter's reasonable opinion, materially adversely affects, or may materially adversely affect, the financial markets in Canada or the United States or the business, operations or affairs of the Fund, the Fund Subsidiaries or the Vendor;

(d) there shall occur any event or change (actual, imminent or reasonably expected), or any development including a prospective event or change, financial or otherwise, in the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital or ownership of the Fund, the Fund Subsidiaries or if there should occur or come into effect any adverse change in the financial markets which, in the Underwriter's opinion, could reasonably be expected to have a significant adverse effect on the market price or value of the Units or any of them or could reasonably be expected to result in the purchasers of a material number of Offered Units exercising their right under Securities Laws to withdraw from or rescind their purchase thereunder or sue for damages in respect thereof;

(e) there should occur any material change, change of a material fact, occurrence or event of the nature referred to in section 4.3 which, in the reasonable opinion of the Underwriter, would be expected to have a significant adverse effect on the market price or value or on the marketability of the Units;

(f) the state of financial markets is such that, in the Underwriter's reasonable opinion, the Units cannot be profitably marketed,

by giving the Fund written notice to that effect at or prior to the Closing Time.

17.4 If an Underwriter shall elect to terminate its obligation to purchase the Offered Units as aforesaid, whether the reason for such termination is within or beyond the control of the Fund, XSCOT, XS Cargo LP, the GP or the Vendor, the liability of the Fund, XSCOT, XS Cargo LP, the GP and the Vendor hereunder with respect to such Underwriter shall be limited to the indemnity referred to in section 12, the contribution rights referred to in section 13 and the payment of expenses referred to in section 14.

17.5 The rights of termination contained in this section 17 may be exercised by any Underwriter acting alone and are in addition to any other rights or remedies the Underwriters or any of them may have in respect of any of the matters contemplated by this Agreement or otherwise. Any such termination shall not discharge or otherwise affect any obligation or liability of the Fund, XSCOT, XS Cargo LP, the GP and the Vendor provided herein or prejudice any other rights or remedies any party may have as a result of any breach, default or non-compliance by any other party. A notice of termination given by an Underwriter under this section 17 shall not be binding upon any

other Underwriter. In the event that one or more but not all of the Underwriters shall exercise its rights of termination herein, then the provisions of section 19.2 shall apply.

17.6 The execution of any Supplementary Material (including without limitation an amendment to the Preliminary Prospectus or the Final Prospectus) in respect of any material change and the continued offering of the Offered Units thereafter by the Underwriters shall not constitute a waiver of the Underwriters' rights under this section 17.

18. Notification.

18.1 The Fund shall advise the Lead Underwriter promptly (a) of any request made at any time prior to the end of the Distribution Period by any Regulatory Authority for any Supplementary Material or for any additional information or of any written request by the TSX (other than routine or informal e-mail requests) for any additional information, (b) of the issuance by any such Regulatory Authority or the TSX of any cease trading or stop order relating to the Offered Units or any other securities of the Fund or any Fund Subsidiary or order preventing or suspending the use of the Prospectuses relating to the Offered Units or the qualification of the Offered Units for offering or sale, in any jurisdiction, or of the institution or threat to its knowledge of institution of any proceedings for that purpose, or (c) of the receipt by the Fund of any written communication from any such Regulatory Authority or the TSX (other than routine or informal e-mail requests of the TSX) relating to the Prospectuses, any Supplementary Material or the offering or sale of Offered Units. Each of the Fund and the Vendor shall use all commercially reasonable efforts to prevent the issuance of any such cease trading or stop order or other order and, if issued, to obtain the withdrawal or lifting thereof as soon as possible.

18.2 During the Distribution Period, the Fund shall provide to the Underwriters on a timely basis, for review by the Underwriters and their counsel prior to filing, any proposed document, including without limitation any Supplementary Material and any annual information form, material change report or information circular, which may be required to be filed by any Regulatory Authority or TSX.

19. Obligations of the Underwriters.

19.1 Subject to the terms and conditions of this Agreement, the obligations of the Underwriters to purchase at the Closing Time shall be several and not joint in that each Underwriter shall be obligated to purchase only the percentage of the Offered Units respectively set out opposite its name below:

CIBC World Markets Inc.	45%
RBC Dominion Securities Inc.	25%
National Bank Financial Inc.	15%
Canaccord Capital Corporation	10%
Sprott Securities Inc.	5%

19.2 If one or more of the Underwriters (each, a "**Refusing Underwriter**", and if more than one, the "**Refusing Underwriters**") does not complete the purchase and sale of the Offered Units which that Underwriter has agreed to purchase under this agreement (other than in accordance with section 17) (the "**Defaulted Units**"), the Lead Underwriter may delay the Closing Date for not more than five days and the remaining Underwriters (the "**Continuing Underwriters**") will be entitled, at their option, to purchase all but not less than all of the Defaulted Units pro rata according to the number of Offered Units to have been acquired by the Continuing Underwriters under this Agreement or in any proportion agreed upon, in writing, by the Continuing Underwriters. If no such arrangement has been made and the number of Defaulted Units to be purchased by the Refusing Underwriters does not exceed 10% of the Offered Units, the Continuing Underwriters will be obligated to purchase the Defaulted Units on the terms set out in this Agreement in proportion to their obligations under this Agreement. If the number of Defaulted Units to be purchased by the Refusing Underwriters exceeds 10% of the Offered Units, the Continuing Underwriters will not be obliged to purchase the Defaulted Units and, if the Continuing Underwriters do not elect to purchase the Defaulted Units:

(a) the Continuing Underwriters will not be obliged to purchase any of the Offered Units;

(b) the Fund will not be obliged to sell less than all of the Offered Units; and

(c) the Fund, the Fund Subsidiaries and the Vendor will be entitled to terminate their obligations under this Agreement arising from their acceptance of this offer, in which event there will be no further liability on the part of the Continuing Underwriters or the Fund, the Fund Subsidiaries and the Vendor except pursuant to the provisions of sections 12, 13 and 14.

20. Notices.

20.1 Any notice or other communication required or permitted to be given hereunder shall be delivered:

in the case of the Fund, XSCOT, XS Cargo LP and the GP to:

XS Cargo GP Inc.
11730 – 163rd Street
Edmonton, Alberta T5M 3W3
Attention: Michael McKenna
fax: (780) 413-4297

in the case of the Vendor:

Famous Brands (Edmonton) Inc.
11730 – 163rd Street
Edmonton, Alberta T5M 3W3
Attention: Michael McKenna
fax: (780) 413-4297

in the case of the Underwriters, to:

CIBC World Markets Inc.
9th Floor, Bankers Hall East
855 – 2nd Street S.W.
Calgary, Alberta, T2P 4J7
Attention: T. Timothy Kitchen
fax: (403) 260-0524

and, in the case of notice to any one Underwriter, at such address as may be provided by the Underwriter from time to time upon request by any of the other parties. Each of the Fund, the Vendor and the Underwriters may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered to a responsible person of the addressee, shall be given by courier service or by facsimile transmission, and shall be deemed to have been received, if given by facsimile transmission, on the day of sending (with written confirmation of receipt from the sending machine) (if prior to 4:00 p.m. (local time at place of receipt) on a Business Day and, otherwise, on the next Business Day following the sending thereof) and, if given by courier service when delivered.

21. Lead Underwriter.

21.1 The Fund and the Vendor shall be entitled to and shall act on any notice or other communication given by or on behalf of the Underwriters by the Lead Underwriter which shall represent the Underwriters and which have the authority to bind the Underwriters except in respect of a notice of termination given pursuant to section 17, which notice may be given by any Underwriter, an agreement of settlement given under section 12, which may be given only by the Underwriter affected thereby or a notice or election by a non-defaulting Underwriter pursuant to section 19, which may be given or made only by the Underwriter affected thereby. Each Underwriter shall consult fully with any other with respect to any such notice or other communication. Acceptance of this offer by the Fund and the Vendor shall constitute their respective authority for accepting notification of any such matters from the Lead Underwriter, and for delivering the definitive certificate representing the Offered Units to or to the order of the Lead Underwriter.

22. Further Offerings.

22.1 The Fund, XSCOT, XS Cargo LP and the GP hereby agree that without the prior consent of the Lead Underwriter on behalf of the Underwriters, which consent shall not be unreasonably withheld, none of them will (and will cause the Fund Subsidiaries, corporate or otherwise, to not), during the period ending 180 days after the Closing Date, (i) create, allot, authorize, offer, issue, secure, pledge, sell, offer to sell, grant any option, right or warrant for the sale of, or contract to purchase or sell, or otherwise lend, transfer or dispose of, directly or indirectly, any Units, rights to purchase such Units or any securities convertible into or exercisable or exchangeable for such Units or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Units, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of such Units, or such other securities or interests, in cash or otherwise, or agree or, within such period, announce any intention to do so, other than rights granted under the Fund's stock option plan, long term incentive plan, other securities compensation plans or the executive employment contract of the GP's Chief Financial Officer, and securities issued upon exercise of such rights or upon the exchange of Exchangeable LP Units or Subordinated LP Units into Units in accordance with the terms of the Relevant Documents.

23. Transfer of Securities by the Vendor.

23.1 The Vendor shall not offer to sell, agree to sell or sell, or enter into an arrangement to offer or sell any Units or securities convertible into, exchangeable for, or otherwise exercisable to acquire any securities of the Fund in connection with financing transactions of the Fund at any time until the date that is 180 days following the date of issue of the receipt for the Final Prospectus, provided however that nothing herein contained shall prohibit or restrict the Vendor from, at any time, exercising any conversion or exchange rights in respect of Exchangeable LP Units or Subordinated LP Units in accordance with their terms, subject to the terms of the Relevant Documents, and provided further that this section 23.1 shall not restrict the right of the Vendor to transfer any of the Exchangeable LP Units or Subordinated LP Units owned by it to one or more members of the Vendor Group in transactions permitted by the Escrow Agreement and the Exchange Agreement and otherwise made in accordance with the provisions of the Relevant Documents.

24. Miscellaneous.

24.1 Schedule "A" attached hereto is by this reference incorporated into and is part of this Agreement as fully as though contained in this Agreement.

24.2 If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect. The invalidity or unenforceability of any provision in

any particular jurisdiction shall not affect its validity or enforceability in any other jurisdiction where it is valid or enforceable.

24.3 This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein without reference to the conflicts of laws provisions thereof. Each of the parties irrevocably attorns to the jurisdiction of the courts of the Province of Alberta with respect to all matters arising out of this Agreement and the transactions contemplated herein.

24.4 Time shall be of the essence hereof.

24.5 Unless otherwise indicated, all references herein to currency shall be to the lawful money of Canada.

24.6 In exercising rights or making decisions under this Agreement, all parties shall act in a commercially reasonable manner consistent with practice in the Canadian securities industry.

24.7 This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts, taken together, shall constitute one and the same instrument. A signed counterpart of this Agreement provided by way of facsimile transmission shall be as binding upon the parties as an originally signed counterpart.

24.8 The parties hereto acknowledge that the obligations of the Fund hereunder shall not be personally binding upon the Trustees, as trustees of the Fund, or any of the Unitholders and that any recourse against the Fund, the Trustees of the Fund or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Assets (as such term is defined in the Fund Declaration of Trust).

24.9 The parties hereto acknowledge that the obligations of XSCOT hereunder shall not be personally binding upon the trustees of XSCOT or the Fund and that any recourse against XSCOT, the trustees of XSCOT or the Fund in any manner in respect of any indebtedness, obligation or liability of XSCOT arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Assets (as such term is defined in the XSCOT Declaration of Trust).

24.10 XS Cargo LP is a limited partnership formed under the *Partnership Act* (Alberta), a limited partner of which is only liable for any of its liabilities or any of its losses to the extent of the amount that the limited partner has contributed or agreed to contribute to its capital.

24.11 The terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters (or any of them) and any one or more of the Fund and the Vendor with respect to the subject matter hereof, including the letter agreement dated as of March 31, 2005; provided that sections 22 and 23 of such letter agreement shall survive and remain a valid and binding obligation of the Vendor.

24.12 Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purposes of giving effect to this Agreement and shall use reasonable commercial efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

If this letter accurately reflects the terms of the agreement which we are to enter into and if such terms are agreed to by each of the Fund, XSCOT, XS Cargo LP, the GP and the Vendor please signify acceptance by executing the enclosed copies of this letter where indicated below and returning them to the Lead Underwriter.

Yours very truly,

CIBC World Markets Inc.

By: *"T. Timothy Kitchen"*
T. Timothy Kitchen

RBC Dominion Securities Inc.

By: *"J. Craig Dudra"*
J. Craig Dudra

National Bank Financial Inc.

By: *"Ronald A. MacMicken"*
Ronald A. MacMicken

Canaccord Capital Corporation

By: *"Ronald A. Rimer"*
Ronald A. Rimer

Sprott Securities Inc.

By: *"Brian K. Petersen"*
Brian K. Petersen

The foregoing agreement is hereby accepted and agreed to as of the date first written above.

XS Cargo Income Fund, by its attorney **XS Cargo GP Inc.**

By: *"Mike McKenna"*

By: *"Jeff Rootman"*

XS Cargo Operating Trust, by its attorney **XS Cargo GP Inc.**

By: *"Mike McKenna"*

By: *"Jeff Rootman"*

XS Cargo Limited Partnership, by its attorney **XS Cargo GP Inc.**

By: *"Mike McKenna"*

By: *"Jeff Rootman"*

XS Cargo GP Inc.

By: *"Mike McKenna"*

By: *"Jeff Rootman"*

Famous Brands (Edmonton) Inc.

By: *"Mike McKenna"*

Schedule "A" to an underwriting agreement dated May 6, 2005 (the "Underwriting Agreement")

U.S. SELLING RESTRICTIONS

As used in this Schedule "A", the following terms have the following meanings:

(a) "**Directed Selling Efforts**" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Securities and shall include, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Securities;

(b) "**Foreign Issuer**" means a foreign issuer as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer that is (a) the government of any country, or of any political subdivision of a country, other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States.

(c) "**General Solicitation**" and "**General Advertising**" means "general solicitation" and "general advertising", respectively, as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(d) "**Qualified Institutional Buyer**" means a "qualified institutional buyer" as defined in Rule 144A;

(e) "**Regulation D**" means Regulation D adopted by the SEC under the U.S. Securities Act;

(f) "**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

(g) "**Rule 144A**" means Rule 144A adopted by the SEC under the U.S. Securities Act;

(h) "**SEC**" means the United States Securities and Exchange Commission;

(i) "**Securities**" means the Offered Units (as defined in the Underwriting Agreement);

(j) "**Selling Dealer Group**" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Securities pursuant to the Underwriting Agreement;

(k) "**Substantial U.S. Market Interest**" means "substantial U.S. market interest" as that term is defined in Regulation S;

(l) "**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(m) "**U.S. Exchange Act**" means the *United States Securities Exchange Act of 1934*, as amended;

(n) "**U.S. Placement Agent**" has the meaning given to such term in section 2(a) of this Schedule; and

(o) "**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended.

1. Each Underwriter represents and warrants to the Fund that:

(a) It acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States except pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A. It has not offered or sold, and will not offer or sell, any of the Securities constituting part of its allotment except in accordance with Regulation S or Rule 144A;

(b) It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Securities, except with its affiliates, any member of the Selling Dealer Group or with the prior written consent of the Fund; and

(c) It shall require each member of the Selling Dealer Group to agree, for the benefit of the Fund, to comply with, and shall use its best efforts to ensure that each member of the Selling Dealer Group complies with, the provisions of clauses as if such provisions applied to such selling group member.

2. Each Underwriter covenants to and agrees with the Fund that:

(a) All offers and sales of the Securities in the United States will be effected through CIBC World Markets Corp. (the "**U.S. Placement Agent**") in accordance with all applicable U.S. broker-dealer requirements;

(b) The U.S. Placement Agent is a Qualified Institutional Buyer;

(c) It will not, either directly or through the U.S. Placement Agent, solicit offers for, or offer to sell, the Securities in the United States by means of any form of General Solicitation or General Advertising and neither it nor its affiliate(s), nor any persons acting on its or their behalf have engaged or will engage in any Directed Selling Efforts with respect to the Securities;

(d) It will solicit, and will cause the U.S. Placement Agent to solicit, offers for the Securities in the United States only from, and will offer the Securities only to, persons it reasonably believes to be Qualified Institutional Buyers in accordance with Rule 144A. It also agrees that it will solicit offers for the Securities only from, and will offer the Securities only to, persons that in purchasing such Securities will be deemed to have represented and agreed as provided in paragraphs 3(a) through (d) below (to the extent such representations are applicable to the purchaser concerned);

(e) It will inform, and cause the U.S. Placement Agent to inform, all purchasers of the Securities in the United States that the Securities have not been and will not be registered under the U.S. Securities Act and are being sold to them without registration under the U.S. Securities Act in reliance on Rule 144A;

(f) It will deliver, through the U.S. Placement Agent, a copy of the Preliminary Prospectus and the Prospectus, together with a U.S. covering memorandum for the U.S. offering to each person in the United States purchasing Securities from it (all such documents, the "**Offering Documents**");

(g) It shall cause the U.S. Placement Agent to agree, for the benefit of the Fund, to the same provisions as are contained in paragraphs 1 and 2 of this Schedule;

(h) At least one business day prior to closing, it shall cause the U.S. Placement Agent to provide Computershare Trust Company of Canada with a list of all purchasers of the Securities in the United States; and

(i) At closing it, together with the U.S. Placement Agent, will provide a certificate, substantially in the form of Exhibit I to this Schedule.

3. It is understood and agreed by the Underwriters that the Securities may be offered and resold by the Underwriters and members of the Selling Dealer Group in the United States pursuant to the provisions of Rule 144A to persons who are, or are reasonably believed by them to be, Qualified Institutional Buyers in transactions meeting the requirements of Rule 144A and in compliance with any applicable state securities laws of the United States, provided that prior to any such sale each purchaser shall have been provided with the Offering Documents and by purchasing Securities, each purchaser shall be deemed to have represented and warranted for the benefit of the Fund and the Underwriters that:

(a) it is a Qualified Institutional Buyer and acknowledges that the sale of Securities to it is being made in reliance on Rule 144A, and it is acquiring such Securities for its own account or for the account of one or more Qualified Institutional Buyers with respect to which it exercises sole investment discretion;

(b) it understands and acknowledges that the Securities will not be and have not been registered under the U.S. Securities Act or the securities laws of any state of the United States, and are therefore "restricted securities" within the meaning of Rule 144, and that if in the future it shall decide to resell, pledge or otherwise transfer such Securities, the same may be resold, pledged or otherwise transferred only (A) to the Fund, (B) in the United States, in accordance with Rule 144A to a person it reasonably believes is a Qualified Institutional Buyer that purchases for its own account or for the account of a Qualified Institutional Buyer and to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 1 44A, (C) outside the United States, in accordance with Rule 904 of Regulation S and in compliance with applicable local laws and regulations, (D) in a transaction exempt from registration under the U.S. Securities Act pursuant to Rule 144 and in compliance with any applicable state securities laws of the United States, or (E) in a transaction that does not require registration under the U.S. Securities Act or any applicable United States state securities laws, and it has furnished to the Fund an opinion of counsel of recognized standing reasonably satisfactory to the Fund to that effect;

(c) It understands that all Securities sold in the United States as part of this offering will bear a legend to the following effect:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF XS CARGO INCOME FUND THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO XS CARGO INCOME FUND, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, OR (E) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A LEGAL OPINION SATISFACTORY TO XS CARGO INCOME FUND.

A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND XS CARGO INCOME FUND, TO THE EFFECT THAT THE SALE OF THE

SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

If the Securities are being sold in compliance with the requirements of Rule 904 of Regulation S, the legend may be removed by providing a declaration to Computershare Trust Company of Canada to the following effect (or as the Fund may prescribe from time to time):

"The undersigned (A) acknowledges that the sale of the securities to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the *U.S. Securities Act of 1933*, as amended, and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the Securities Act, as amended) of the XS Cargo Income Fund, (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange or the Canadian Venture Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States and (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S.";

If the Securities are being sold under Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to Computershare Trust Company of Canada of an opinion of counsel of recognized standing and reasonably satisfactory to the Fund, to the effect that such legend is no longer required under the U.S. Securities Act or state securities laws; and

(d) it understands and acknowledges that it is making the representations and warranties and agreements contained herein with the intent that they may be relied upon by the Fund and the Underwriters in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to purchase the Securities.

4. The Fund represents, warrants, covenants and agrees to and with the Underwriters that:

(a) it is a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest in the Securities;

(b) it is not required to register as an "investment company" pursuant to the provisions of the *U.S. Investment Company Act of 1940*;

(c) at the date hereof, the Securities are not (A) part of a class listed on a national securities exchange in the United States, (B) quoted in an automated inter dealer system in the United States, or (C) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A

under the U.S. Securities Act) of less than ten percent for securities so listed or quoted;

(d) for so long as any of the Securities are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, it shall either: (A) furnish to the SEC all information required to be furnished in accordance with Rule 12g3 2(b) under the Exchange Act; (B) file reports and other information with the SEC under Section 13 or 15(d) of the Exchange Act; or (C) provide to any holder of Securities and any prospective purchaser of Securities designated by such holder, upon the request of such holder, the information required to be provided by paragraph (d)(4) of Rule 144A;

(e) neither its affiliates nor any person acting on its or their behalf has offered or will offer to sell the Securities by means of any form of General Solicitation or General Advertising; and

(f) neither its affiliates nor any person acting on its or their behalf has engaged or will engage in any Directed Selling Efforts with respect to the Securities.

Exhibit I

Underwriters' Certificate

In connection with the offer and sale of the Offered Units (as defined in the Underwriting Agreement (defined below), the "**Securities**") of XS Cargo Income Fund (the "**Fund**") to one or more U.S. institutional investors (the "**U.S. Purchasers** "), the undersigned CIBC World Markets Inc., on behalf of the several underwriters (the "**Underwriters** ") referred to in the Underwriting Agreement dated as of May 6, 2005 among the Fund, XS Cargo Operating Trust, XS Cargo Limited Partnership, XS Cargo GP Inc., Famous Brands (Edmonton) Inc. and the Underwriters (the "**Underwriting Agreement**"), and CIBC World Markets Corp. who has signed below in its capacity as placement agent in the United States for the Underwriters (the "**U.S. Placement Agent** "), do hereby certify that:

(a) the U.S. Placement Agent is a duly registered broker or dealer with the United States Securities and Exchange Commission, is a member of, and in good standing with, the National Association of Securities Dealers, Inc. and all offers and sales of Securities in the United States will be effected by the U.S. Placement Agent in accordance with all U.S. broker-dealer requirements;

(b) we have not solicited offers for, or offers to sell, the Securities by means of any form of general solicitation or general advertising (as those terms are used in Regulation D under the *United States Securities Act of 1933*, as amended (the "**U.S. Securities Act**"));

(c) each offeree was provided with the preliminary prospectus of the Fund, dated April 7, 2005, relating to the offering of the Securities and the prospectus of the Fund, dated the date of the Underwriting Agreement, relating to the offering of the Securities, together with a U.S. covering memorandum relating to the offering of the Securities in the United States (together, the "**Offering Documents**"); we have not used and will not use any written material other that the Offering Documents;

(d) immediately prior to transmitting the Offering Documents to offerees, we had reasonable grounds to believe and did believe that each offeree was a qualified institutional buyer as defined in Rule 144A under the U.S. Securities Act (a "**Qualified Institutional Buyer**"), and, on the date hereof, we continue to believe that each purchaser of the Securities is a Qualified Institutional Buyer; and

(e) the offering of the Securities in the United States has been conducted by us in accordance with the Underwriting Agreement.

Dated: ______________________________

CIBC World Markets Inc.

By: ______________________________
Name:
Title:

CIBC World Markets Corp.

By: ______________________________
Name:
Title: